

our people provide solutions

resources grow ideas

ideas benefit communities

market knowledge manages risk

advice promotes innovation

trading supports markets

entrepreneurship stimulates commerce

financing creates jobs

engagement furthers sustainability

investment expertise provides security

capital fosters opportunity

our work enables growth


Goldman
Sachs

Goldman Sachs
2009 Annual Report

Financial Highlights

($ and share amounts in millions, except per share amounts)	As of or for the Year Ended December 2009	November 2008	November 2007
Operating Results			
Net revenues			
Investment banking	$ 4,797	$ 5,185	$ 7,555
Trading and principal investments	34,373	9,063	31,226
Asset management and securities services	6,003	7,974	7,206
Total net revenues	45,173	22,222	45,987
Pre-tax earnings	19,829	2,336	17,604
Net earnings	13,385	2,322	11,599
Net earnings applicable to common shareholders	12,192	2,041	11,407
Common Share Data			
Diluted earnings per common share	$ 22.13	$ 4.47	$ 24.73
Average diluted common shares outstanding	550.9	456.2	461.2
Dividends declared per common share	$ 1.05	$ 1.40	$ 1.40
Book value per common share [1]	117.48	98.68	90.43
Tangible book value per common share [2]	108.42	88.27	79.16
Ending stock price	168.84	78.99	226.64
Financial Condition and Other Operating Data			
Total assets	$848,942	$884,547	$1,119,796
Other secured financings (long-term)	11,203	17,458	33,300
Unsecured long-term borrowings	185,085	168,220	164,174
Total shareholders' equity	70,714	64,369	42,800
Leverage ratio [3]	12.0x	13.7x	26.2x
Adjusted leverage ratio [4]	7.7x	8.2x	17.4x
Debt to equity ratio [5]	2.6x	2.6x	3.8x
Return on average common shareholders' equity [6]	22.5%	4.9%	32.7%
Selected Data			
Total staff [7]	32,500	34,500	35,500
Assets under management (in billions)	$ 871	$ 779	$ 868

[1] Book value per common share is based on common shares outstanding, including restricted stock units granted to employees with no future service requirements, of 542.7 million, 485.4 million and 439.0 million as of December 2009, November 2008 and November 2007, respectively.

[2] Tangible common shareholders' equity equals total shareholders' equity less preferred stock, goodwill and identifiable intangible assets. Tangible book value per common share is computed by dividing tangible common shareholders' equity by the number of common shares outstanding, including restricted stock units granted to employees with no future service requirements. See "Financial Information—Management's Discussion and Analysis—Equity Capital—Capital Ratios and Metrics" for further information regarding our calculation of tangible common shareholders' equity.

[3] The leverage ratio equals total assets divided by total shareholders' equity.

[4] The adjusted leverage ratio equals adjusted assets divided by tangible equity capital. See "Financial Information—Management's Discussion and Analysis—Equity Capital—Capital Ratios and Metrics" for further information regarding adjusted assets, tangible equity capital and our calculation of the adjusted leverage ratio.

[5] The debt to equity ratio equals unsecured long-term borrowings divided by total shareholders' equity.

[6] Return on average common shareholders' equity is computed by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity.

[7] Includes employees, consultants and temporary staff.

At Goldman Sachs, our work

as advisors, financiers, market makers, asset managers and co-investors makes a meaningful contribution to the growth of businesses, local communities and the global economy.

Our first priority is and always has been to serve our clients' interests. Moreover, by constantly striving to fulfill that objective, we stimulate positive outcomes on a broader scale. We help companies and public institutions to access the capital they need to build, grow and create jobs. Our investment skills protect the assets of individuals and organizations around the world. Our ability to navigate complex markets helps make risk more manageable for clients, their customers and their employees. Our expertise assists companies—ranging from multinational enterprises to small businesses—in becoming more competitive, more innovative and more valuable. And our involvement and support extend to such areas as entrepreneurship, health care, education and the environment.

Goldman Sachs' people are essential to this process. We seek individuals of exceptional talent, who will excel when supported by a culture of client service, teamwork, leadership and integrity. It is truly *their* work—along with their ability, initiative and motivation—that

enables growth.

Fellow Shareholders:

When we reported to you last,

the world's financial system and the global economy remained in the grips of uncertainty. Our industry had been shaken to its foundation in the wake of severe volatility, a sharp deterioration in equity values and extreme illiquidity across most credit markets. Governments, regulators and market participants were forced to confront simultaneously the unwinding of several financial institutions, ensuring short-term market stability, shoring up investor confidence and enacting measures to secure the long-term viability of the global capital markets.

By the end of 2009, owed in no small part to actions taken by governments to fortify the system, conditions across financial markets had improved significantly and to an extent few predicted or thought possible. Equity prices largely rebounded, credit spreads tightened and market activity was revitalized by investors seeking new opportunities, all of which imply renewed optimism, if not the beginnings of a potential recovery.

While improving financial conditions are often a precursor to better economic ones, the economy nevertheless remains fragile. Unemployment is high, consumer spending tepid and access to credit for many smaller businesses continues to be elusive. The effects of unwinding leverage embedded in the system may linger for some time. As the global economy works its way to recovery, the roles that we play for our clients become even more important as companies and investors position themselves to emerge stronger following the crisis.

The firm's focus on staying close to our clients and helping them to navigate uncertainty and achieve their objectives is largely responsible for what proved to be a year of resiliency across our businesses and, by extension, a strong performance for Goldman Sachs. In 2009, the firm generated net revenues of $45.17 billion with net earnings of $13.39 billion. Diluted earnings per common share were $22.13 and our return on average common shareholders' equity was 22.5 percent. Book value per common share increased 23 percent during 2009, and has grown from $20.94 at the end of our first year as a public company in 1999 to $117.48, a compounded annual growth rate of 19 percent over this period.

This past year, clients came to Goldman Sachs because of our ability to integrate advice, financing, market making and investing capabilities with sophisticated risk management. Importantly, during the crisis, we were able to commit capital when market liquidity and capital were scarce. Our duty to shareholders is to protect and grow our client-focused franchise by remaining true to our teamwork and performance-driven culture. Our shared values have allowed us to be nimble and reactive, yet governed by prudent, long-term thinking.

In this year's letter, we will address some of the steps Goldman Sachs took to further strengthen our capital, liquidity and competitive position in 2009. We will discuss the firm's client franchise and our contribution to well-functioning markets in times of distress and, on an ongoing basis, by operating at the center of global capital markets. We also will report to you on how our integrated business model, diverse revenue streams and risk management practices serve as the core of our strategy. Importantly, we will focus on how our people and culture have been and remain fundamental to the firm's success. Finally, we will review the regulatory reform agenda as well as certain developments that attracted considerable attention over the course of the year.

EXTRAORDINARY MEASURES

Looking back on 2009, it is impossible to know what would have happened to the financial system absent concerted government action around the world. Institutions were hoarding cash and were unwilling to transact with each other. This had extreme consequences for even the healthiest of financial institutions and companies. Through aggressive measures ranging from liquidity and funding facilities to direct investment programs, the government arrested the contagious fear that had engulfed the global financial system and averted more acute circumstances. We believe such efforts were absolutely critical to protecting the financial system and ensuring the continued viability of the global economy. Goldman Sachs is grateful for the indispensable role governments played and we recognize that our firm and our shareholders benefited from it.

In June 2009, the firm repaid the U.S. government's investment of $10 billion in Goldman Sachs as a participant

right
Lloyd C. Blankfein
Chairman and
Chief Executive Officer

left
Gary D. Cohn
President and
Chief Operating Officer



in the U.S. Treasury's TARP Capital Purchase Program, which was designed to promote the broader stability of the financial system. We subsequently repurchased the warrants acquired by the U.S. Treasury in connection with that investment which, when combined with preferred dividends paid, represented an additional $1.4 billion, or an annualized 23 percent return for U.S. taxpayers.

CONSERVATIVE FINANCIAL PROFILE

In light of the events of the last two years, we believe it is important to highlight for our shareholders that Goldman Sachs did not and does not operate or manage our risk with any expectation of outside assistance. Given our roots as a privately-held partnership, we have always focused on maintaining a conservative financial profile and view liquidity as the single most important consideration for a financial institution.

Having steadily increased our Global Core Excess pool of liquidity for several years, it stood at roughly $170 billion in cash or highly liquid securities, or almost 20 percent of our balance sheet at the end of 2009. Keeping this pool of liquidity is expensive, but, in our judgment, it is money well-worth spending. Leading up to 2008, we reduced our exposures even though it meant selling at prices many thought were irrational. When the crisis hit, we raised nearly $11 billion in capital—$5 billion of preferred equity from Berkshire Hathaway and $5.75 billion in common equity—without any knowledge that TARP funds would be forthcoming.

While the past two years have validated our conservative approach to liquidity and to managing our risk, they have also prompted significant change within our organization. Specifically, we have embraced new realities pertaining to regulation and ensuring that our financial strength remains in line with our commitment to the long-term stability of our franchise and the overall markets.

We became a financial holding company, now regulated primarily by the Federal Reserve and subject to new capital and leverage tests. Since May 2008, our balance sheet has fallen by approximately one-quarter while our capital has increased by over one-half. Over 90 percent of our shareholders' equity is common equity. The amount of level 3—or illiquid—assets is down by 40 percent representing less than 6 percent of our total assets. In 2009, our Basel I Tier 1 capital ratio increased to 15 percent, well in excess of the required minimum.

IMPORTANT ROLES WE PLAY ON BEHALF OF OUR CLIENTS

Maintaining a sound financial profile is vital if we are to be effective in meeting the needs of our clients. Among the roles we play for our largely institutional client base are advisor, financier, market maker, asset manager and co-investor.

Strategic Advice

Our advisory business serves as our primary point of contact with our clients and is often the genesis for sourcing other opportunities to serve them. In some instances, business garnered from our long-standing investment banking relationships is captured from a financial reporting perspective in the revenues reported within other segments, particularly within our Trading and Principal Investments segment. For instance, we have been successfully building our risk management solutions business within investment banking—encapsulating our strategy of integrating advice, capital and risk management expertise. Since 2005, revenues from this business have grown 32 percent compounded annually. This trend is consistent with our business model and operating philosophy which are predicated on the firm functioning as an integrated whole.

While classic advisory revenues in 2009 reached a near cyclical low, the latter half of the year yielded greater levels of strategic dialogues, reflecting an improvement in CEO confidence. Although it is difficult to predict what types of transactions or which industries will rebound most quickly, our broad and deep franchise allows Goldman Sachs to remain knowledgeable and relevant across multiple sectors, and poised to serve our clients. Over the past five years, Investment Banking has advised over 1,000 clients in 67 countries, solidifying our leading market share position and allowing us to retain industry-leading positions in cross-border, acquirer, target and strategic defense advisory league tables.

Financing for Growth

Our investment banking relationships are also the basis for most of our financing mandates. As a financial intermediary, Goldman Sachs acts to match the capital of our investing clients with the needs of our corporate and government clients, who rely on financing to generate growth, create jobs and deliver the products and services that drive economic development. Since the beginning of 2007, we have underwritten over $750 billion in corporate debt and over $450 billion in equity and equity-related products across approximately 1,900 offerings for 800 clients globally.

We have a long history of helping states and municipalities access the capital markets. Since entering the public finance business in 1951, Goldman Sachs has been one of the most significant industry participants and over the past decade has helped states and municipalities raise over $250 billion in capital. In 2009, we were the number one underwriter for the Build America Bond program, which allows states and municipalities to meet their borrowing needs and invest in infrastructure projects. We also helped finance over $28 billion for nonprofit institutions including education services, healthcare and government entities.

Market Intermediary

Through our role as a market maker, we commit and deploy our capital to ensure that buyers and sellers can complete their transactions, contributing to the liquidity, efficiency and stability of financial markets. Throughout the crisis, we made prices when markets were volatile and illiquid and extended credit when credit was scarce. Fixed Income, Commodities and Currencies (FICC) and Equities, our market intermediation businesses that comprise our Securities Division, were meaningful drivers of our strong firmwide performance last year.

By remaining close to our clients, we were able to direct our human and financial capital to those businesses within our market making franchise that most reflected clients' interests and needs. Another important component of growth has been the dynamic that, as clients grow in size, the scope of the business that they execute with the firm also increases. In 2009, 2,500 of our clients were active across both Equities and FICC products, which is up 25 percent from 2006.

Client-Driven Risk Exposures

Given concern by some over the nature and level of risk that financial institutions undertake, it is important to note that for Goldman Sachs, the vast majority of the risk we take and the revenues we generate is derived from trades that advance a client need or objective.

By way of example, in 2009, an energy consumer asked us to help protect it against a rise in the cost of fuel, concerned that an increase would affect its ability to grow. To accomplish this, Goldman Sachs structured a long-term collateralized hedge facility. We then entered into hedges to offset the fuel price risk that we had assumed. As part of our normal accounting and risk management, we regularly revalue the amount of collateral necessary to be posted when fuel prices declined during the life of the transaction. We also routinely hedge our client counterparty risk in addition to receiving collateral. In the end, we were able to structure the transaction at a fair price for our client and generate an attractive risk-adjusted return for the firm and our shareholders. This is representative of the risk we assume and manage daily to allow our clients to focus on their underlying businesses.

Co-Investing

Co-investing is another way we directly align the firm's interests with those of our clients. Two-thirds of our corporate investing opportunities are sourced from our investment banking relationships. In addition, the vast majority of money committed to our investing funds comes from our clients, who seek to partner with us. While returns fluctuate based on equity market performance and other factors, our merchant banking businesses have provided much needed capital to our investment banking clients and achieved strong returns for our investors and shareholders over the long term. This business generates management fees as well as incentive fees based on the funds' performance. As a result, our merchant banking business helps diversify the firm's revenues.

The focus of our funds spans the capital structure, including senior debt, mezzanine and private equity funds. During periods of 2009 when public market liquidity dried up, our senior loan and mezzanine funds, in particular, extended needed capital to a variety of companies whose growth opportunities would otherwise have been limited.

There also is significant diversity within the funds themselves. Our corporate equity fund portfolio represents eight different industry groups with no one industry contributing more than 25 percent. Looking ahead, we remain well-positioned, together with our clients, to invest in attractively priced assets.

Managing Assets

Managing our clients' assets remains an important growth opportunity for Goldman Sachs and we continue to allocate significant time and resources to building our asset management businesses within our Investment Management Division and expanding our portfolio management capabilities. At the time of our IPO in 1999, our goal was to double assets under management (AUM) over five years. We were successful, and by May 2008, we had doubled AUM once again. Our success follows a track record of strong investment returns for our clients.

As with all of our businesses, our client base is diverse, numbering 2,000 institutional clients and third-party distributors, and over 25,000 private wealth management accounts. Our range of products across money markets, fixed income, equity and alternative investments is offered through distribution channels to institutional, high-net-worth clients and third-party retail clients around the world.

To advance our strategy, in 2009, we doubled our third-party distribution sales force and significantly increased our institutional and private wealth management coverage. Included in our expanded coverage focus are government sponsored organizations, corporate pension funds, insurance companies and growth markets such as Brazil, the Middle East and China.

INVESTMENTS IN GROWTH

BRICs and Emerging Markets

We continue to believe that this will be the century of the BRICs and other high growth markets. They have helped lead the global recovery and, in our minds, are even more compelling now. As a result, the emerging markets remain integral to our growth strategy.

At the beginning of the crisis, many wondered if or to what extent the BRICs and other growth markets would be able to decouple from the more established economies. Such a decoupling had little precedent. Today, it appears that the growth markets are helping lead the recovery in the global economy. They continue to attract capital from abroad and, also, are making significant, long-term investments to position themselves for the future.

We believe Goldman Sachs is similarly well-positioned to expand our franchise in step with these countries' growth. We remain focused on implementing a familiar strategy—expand our advisory client coverage, build underwriting capabilities, develop sales and trading expertise and grow our wealth management business.

Investing in People and Communities

While Goldman Sachs serves a wide range of clients with individual needs and goals, we also believe that financial institutions have a larger obligation to the financial system, the broader economy and the communities in which their employees work and live. For us, this means helping new enterprises succeed and grow, catalyzing economic development and financing community projects that create a better quality of life for more people. Given that our firm is most successful when economies and markets thrive, this is in our interest and that of our shareholders.

The firm's Urban Investment Group is helping to create thousands of affordable housing units and funding businesses in underserved communities, helping to bring together money and innovative ideas to revitalize cities across the United States. By making investments, loans and grants, and through service initiatives, we are working to transform distressed neighborhoods into vibrant and sustainable places of opportunity. As one example, with a $61 million investment in the New York Equity Fund, Goldman Sachs is providing 569 units of much-needed affordable housing for low-income New Yorkers as part of a wider effort to rehabilitate 47 buildings across Harlem, the South Bronx and Brooklyn.

We are pleased to report that our *10,000 Women* initiative, which we introduced to you in last year's shareholders letter, has exceeded our own expectations and is today providing underserved female entrepreneurs with a business education through partnerships with more than 70 academic institutions and nonprofits in 20 countries, including India, Brazil, China, Afghanistan, Rwanda and the United States. Our early experience is confirming research by the World Bank, Goldman Sachs and the United Nations that educating women can lead to real economic growth and healthier, safer and better-educated communities.

10,000 Small Businesses

Based on the results of *10,000 Women,* Goldman Sachs announced in 2009 a new effort called *10,000 Small Businesses.* This $500 million, five-year program aims to unlock the growth and job-creation potential of 10,000 businesses across the United States through greater access to business education, mentors and networks, and financial capital. It is based on the broadly held view of leading experts that a combination of education, capital and support services best addresses the barriers to growth for small businesses.

The program's business and management curriculum is supported by a $200 million commitment to community colleges and universities to build educational capacity and to provide scholarships to underserved small business owners. Goldman Sachs has committed $300 million through a mix of lending and philanthropic support to Community Development Financial Institutions to help get capital flowing to small businesses. The program's critical support services will connect small business owners with mentoring, networking and advice available through our various *10,000 Small Businesses* partners.

As with *10,000 Women,* the people of Goldman Sachs will give freely of their time and professional skills to serve as mentors and guest lecturers, as well as to participate on selection committees. We believe this approach is in keeping with the best tradition of our firm, aligning our philanthropic and growth development efforts with our core competencies and expertise.

Goldman Sachs Gives

We also announced a $500 million philanthropic contribution to the firm's donor-advised fund, *Goldman Sachs Gives*, which was established in 2007. The firm's compensation for partners was reduced to fund this charitable contribution, reflecting the firm's tradition of philanthropy.

We have asked our partners to recommend charitable organizations that focus on the critical areas of creating jobs and economic growth, building and stabilizing communities, honoring service and veterans and increasing educational opportunities.

OUR PEOPLE

While an often used phrase, it is true in every way at Goldman Sachs: Our people are our most important asset. We do not have material "property, plant and equipment" assets. Rather, we have talented, entrepreneurial professionals who are dedicated to the firm's mission of supporting economic growth. In 2009, our people sat on 1,500 nonprofit boards, and 23,000 of us volunteered for over 800 local nonprofits through our Community TeamWorks program. In short, our people are central to who we are, to the cohesiveness of our culture, and to our ability to generate attractive returns for shareholders.

Throughout 2009, we stayed true to our focus on people. Every member of our management committee participated in on-campus recruiting, while another 120,000 recruiting hours were undertaken by people across the firm. Through GS University, we provided 350,000 hours of training and leveraged our senior leaders as faculty to provide learning opportunities to our people more broadly. Last year, for example, over 5,000 courses were taught by the firm's managing directors and vice presidents.

As demonstrated in the way we source opportunities and serve our clients, Goldman Sachs operates with a one-firm philosophy. Our people are rewarded for their accomplishments by how they work and succeed in teams, with the long-term interests of the organization always coming before those of the individual. We believe this partnership ethos, which reflects the firm's long-standing business principles, is a competitive advantage that drives the company's overall performance.

PAY FOR PERFORMANCE

Providing the best advice and execution to our clients means, in turn, providing our people with attractive career opportunities and long-term incentives. We have not been blind to the attention on our industry and, in particular, on Goldman Sachs, with respect to compensation. We have adopted very specific compensation principles, which we presented at our 2009 Annual Meeting of Shareholders to ensure an even stronger relationship between pay and performance.

These principles are designed to:

- Encourage a real sense of teamwork and communication, binding individual short-term interests to the institution's long-term interests;
- Evaluate performance on a multi-year basis;
- Discourage excessive or concentrated risk taking;
- Allow us to attract and retain proven talent; and
- Align aggregate compensation for the firm with performance over the cycle.

Consistent with our principles, in December, we announced that for 2009 the firm's entire management committee would receive 100 percent of their discretionary compensation in the form of Shares at Risk which have a five-year period during which an enhanced recapture provision will permit the firm to recapture the shares in cases where an employee engaged in materially improper risk analysis or failed sufficiently to raise concerns about risks.

Enhancing our recapture provision is intended to ensure that our employees are accountable for the future impact of their decisions, to reinforce the importance of risk controls to the firm and to make clear that our compensation practices do not reward taking excessive risk.

The enhanced recapture rights build off an existing clawback mechanism that goes well beyond employee acts of fraud or malfeasance and includes conduct that is detrimental to the firm, including conduct resulting in a material restatement of the financial statements or material financial harm to the firm or one of its business units.

In addition, our shareholders will have an advisory vote on the firm's compensation principles and the compensation of its named executive officers at the firm's Annual Meeting of Shareholders in May 2010.

Finally, Goldman Sachs does not set aside an actual pool for discretionary compensation or "bonuses" during the course of the year. We accrue an estimate of compensation expenses each of the first three quarters. Only at year end, with the visibility of our full-year performance, do we make final decisions on compensation. While the previous quarters' accruals attract much attention, our full-year compensation and benefits to net revenues ratio ultimately represents the firm's compensation expense. In 2009, that ratio was the lowest ever since we became a public company—35.8 percent.

While 2009 total net revenues are only 2 percent less than the record net revenues that we posted in 2007, total compensation and benefit expense is 20 percent lower than in 2007, equating to a nearly $4 billion difference in compensation and benefits expense between the two periods. Our approach to compensation reflected the extraordinary events of 2009.

REGULATORY REFORM

Goldman Sachs has pledged to remain a constructive voice and participant in the process of reform, and has been forthcoming in recognizing lessons learned and mistakes made. We have provided a number of recommendations concerning how large financial institutions should account for their assets, how risk management processes can be enhanced, and how new regulations can keep pace with innovation.

Given that much of the financial contagion was fueled by uncertainty about counterparties' balance sheets, we support measures that would require higher capital and liquidity levels, as well as the use of clearinghouses for standardized derivative transactions. More broadly, we support proposals that would improve transparency for investors and regulators and reduce systemic risk, including fair value accounting. In short, we believe that sensible and significant reforms that do not impair entrepreneurship or innovation, but make markets more efficient and safer, are in everyone's best interest.

During our history, our firm has demonstrated an ability to quickly and effectively adapt to regulatory change. As an institution that interacts with thousands of entities, we benefit from the general elevation of standards, and will continue to work towards meaningful changes that improve our financial system.

OUR RELATIONSHIP WITH AIG

Over the last year, there has been a lot of focus on Goldman Sachs' relationship with AIG, particularly our credit exposure to the company and the direct effect the U.S. government's decision to support AIG had or didn't have on our firm. Here are the facts:

Since the mid-1990s, Goldman Sachs has had a trading relationship with AIG. Our business with them spanned a number of their entities, including many of their insurance subsidiaries. And it included multiple activities, such as stock lending, foreign exchange, fixed income, futures and mortgage trading.

AIG was a AAA-rated company, one of the largest and considered one of the most sophisticated trading counterparts in the world. We established credit terms with them commensurate with those extended to other major counterparts, including a willingness to do substantial trading volumes but subject to collateral arrangements that were tightly managed.

As we do with most other counterparty relationships, we limited our overall credit exposure to AIG through a combination of collateral and market hedges in order to protect ourselves against the potential inability of AIG to make good on its commitments.

We established a pre-determined hedging program, which provided that if aggregate exposure moved above a certain threshold, credit default swaps (CDS) and other credit hedges would be obtained. This hedging was designed to keep our overall risk to manageable levels.

As part of our trading with AIG, we purchased from them protection on super-senior collateralized debt obligation (CDO) risk. This protection was designed to hedge equivalent transactions executed with clients taking the other side of the same trades. In so doing, we served as an intermediary in assisting our clients to express a defined view on the market. The net risk we were exposed to was consistent with our role as a market intermediary rather than a proprietary market participant.

In July 2007, as the market deteriorated, we began to significantly mark down the value of our super-senior CDO positions. Our rigorous commitment to fair value accounting, coupled with our daily transactions as a market maker in these securities, prompted us to reduce our valuations on a real-time basis which we believe we did earlier than other institutions. This resulted in collateral disputes with AIG. We believe that subsequent events in the housing market proved our marks to be correct—they reflected the realistic values markets were placing on these securities.

Over the ensuing weeks and months, we continued to make collateral calls, which were based on market values, consistent with our agreements with AIG. While we collected collateral, there still remained gaps between what we received and what we believed we were owed. These gaps were hedged in full by the purchase of CDS and other risk mitigants from third parties, such that we had no material residual risk if AIG defaulted on its obligations to us.

In mid-September 2008, prior to the government's action to save AIG, a majority of Goldman Sachs' exposure to AIG was collateralized and the rest was covered through various risk mitigants. Our total exposure on the securities on which we bought protection was roughly $10 billion. Against this, we held roughly $7.5 billion in collateral. The remainder was fully covered through hedges we purchased, primarily through CDS for which we received collateral from our market counterparties. Thus, if AIG had failed, we would have had the collateral from AIG and the proceeds from the CDS protection we purchased and, therefore, would not have incurred any material economic loss.

In this regard, a list of AIG's cash flows to counterparties indicates little about each bank's credit exposure to the company.

The figure of $12.9 billion that AIG paid to Goldman Sachs post the government's decision to support AIG is made up as follows:

- $4.8 billion for highly marketable U.S. Government Agency securities that AIG had pledged to us in return for a loan of $4.8 billion. They gave us the cash, we gave them back the securities. If AIG hadn't repaid the loan, we would simply have sold the securities and received the $4.8 billion of value in that way.
- An additional $2.5 billion that AIG owed us in collateral from September 16, 2008 (just after the government's action) through December 31, 2008. This represented the additional collateral that was called as markets continued to deteriorate and was consistent with the existing agreements that we had with AIG.
- $5.6 billion associated with a financing entity called Maiden Lane III, which was established in mid-November 2008 by the Federal Reserve to purchase the securities underlying certain CDS contracts and to cancel those contracts between AIG and its counterparties. The Federal Reserve required that the counterparties deliver the cash bonds to Maiden Lane III in order to settle the CDS contracts and avoid any further collateral calls. Consequently, the cash flow of $5.6 billion between Maiden Lane III and Goldman Sachs reflected the Federal Reserve paying Goldman Sachs the face value of the securities (approximately $14 billion) less the collateral (approximately $8.4 billion) we already held on those securities. Goldman Sachs then spent the vast majority of the money we received to buy the cash bonds from our counterparties in order to complete the settlement as required by the Federal Reserve.

While our direct economic exposure to AIG was minimal, the financial markets, and, as a result, Goldman Sachs and every other financial institution and company, benefited from the continued viability of AIG. Although it is difficult to determine what the exact systemic implications would have been had AIG failed, it would have been extremely disruptive to the world's already turbulent financial markets.

OUR ACTIVITIES IN THE MORTGAGE SECURITIZATION MARKET

Another issue that has attracted attention and speculation has been how we managed the risk we assumed as a market maker and underwriter in the mortgage securitization market. Again, we want to provide you with the facts.

As a market maker, we execute a variety of transactions each day with clients and other market participants, buying and selling financial instruments, which may result in long or short risk exposures to thousands of different instruments at any given time. This does not mean that we know or even think that prices will fall every time we sell or are short, or rise when we buy or are long.

In these cases, we are executing transactions in connection with our role of providing liquidity to markets. Clients come to us as a market maker because of our willingness and ability to commit our capital and to assume market risk. We are responding to our clients' desire either to establish, or to increase or decrease, their exposure to a position on their own investment views. We are not "betting against" them.

As a market maker, we assume risk created through client purchases and sales. This is fundamental to our role as a financial intermediary. As part of facilitating client transactions, we generally carry an "inventory" of securities. This inventory comprises long and short positions. Its composition reflects the accumulation of customer trades and our judgments about supply and demand or market direction. If a client asks us to transact in an instrument we hold in inventory, we may be able to give the client a better price than it could find elsewhere in the market and to execute the order without potential delay and price movement. This inventory represents a risk position that we manage continuously.

In so doing, we must also manage the size of our inventory and keep exposures in line with risk limits. We believe that risk limits are an important tool in managing our firm. They are established by senior management, and scaled to be in line with our financial resources (capital, liquidity, etc.). They help ensure that regardless of the opinions of an individual or business unit about market direction, our risk must remain within prescribed levels. In addition to selling positions, we use other techniques to manage risk. These include establishing offsetting positions ("hedges") through the same or other instruments, which serve to reduce the firm's overall exposure.

In this way, we are able to serve our clients and to maintain a robust client franchise while prudently limiting overall risk consistent with our financial resources.

Through the end of 2006, Goldman Sachs generally was long in exposure to residential mortgages and mortgage-related products, such as residential mortgage-backed securities (RMBS), CDOs backed by residential mortgages and credit default swaps referencing residential mortgage products. In late 2006, we began to experience losses in our daily residential mortgage-related products P&L as we marked down the value of our inventory of various residential mortgage-related products to reflect lower market prices.

In response to those losses, we decided to reduce our overall exposure to the residential housing market, consistent with our risk protocols—given the uncertainty of the future direction of prices in the housing market and the increased market volatility. The firm did not generate enormous net revenues or profits by betting against residential mortgage-related products, as some have speculated; rather, our relatively early risk reduction resulted in our losing less money than we otherwise would have when the residential housing market began to deteriorate rapidly.

The markets for residential mortgage-related products, and subprime mortgage securities in particular, were volatile and unpredictable in the first half of 2007. Investors in these markets held very different views of the future direction of the U.S. housing market based on their outlook on factors that were equally available to all market participants, including housing prices, interest rates and personal income and indebtedness data. Some investors developed aggressively negative views on the residential mortgage market. Others believed that any weakness in the residential housing markets would be relatively mild and temporary. Investors with both sets of views came to Goldman Sachs and other financial intermediaries to establish long and short exposures to the residential housing market through RMBS, CDOs, CDS and other types of instruments or transactions.

The investors who transacted with Goldman Sachs in CDOs in 2007, as in prior years, were primarily large, global financial institutions, insurance companies and hedge funds (no pension funds invested in these products, with one exception: a corporate-related pension fund that had long been active in this area made a purchase of less than $5 million). These investors had significant resources, relationships with multiple financial intermediaries and access to extensive information and research flow, performed their own analysis of the data, formed their own views about trends, and many actively negotiated at arm's length the structure and terms of transactions.

We certainly did not know the future of the residential housing market in the first half of 2007 any more than we can predict the future of markets today. We also did not know whether the value of the instruments we sold would increase or decrease. It was well known that housing prices were weakening in early 2007, but no one—including Goldman Sachs—knew whether they would continue to fall or to stabilize at levels where purchasers of residential mortgage-related securities would have received their full interest and principal payments.

Although Goldman Sachs held various positions in residential mortgage-related products in 2007, our short positions were not a "bet against our clients." Rather, they served to offset our long positions. Our goal was, and is, to be in a position to make markets for our clients while managing our risk within prescribed limits.

LOOKING AHEAD

We want to recognize the extraordinary focus and commitment of our people despite the turbulence and challenges of the past year. In many ways, our financial performance masks the considerable pressures and distractions that we had to confront. Of course, in this way, we are no different from many other organizations that are coping with a complex and difficult environment. But, our people stayed focused, they worked together, and, today, we are well-positioned to continue delivering strong returns for our shareholders.

Heading into 2010, we are gratified that our core constituencies—our shareholders, our clients, and our people—remain close and committed to Goldman Sachs. Our shareholders continue to convey a strong belief in our business model and strategy, and in the importance of protecting the quality of our franchise. Our clients look to us to advise, execute and co-invest on their most significant transactions, translating into strong market shares. And our people remain as committed as ever to our culture of teamwork, to the belief in their responsibility to help allocate capital for the benefit of clients, and to the firm's tradition of service and philanthropy.

As the last two years demonstrated, no one can predict the future. While we are encouraged by the prospects for a sustainable economic recovery, we continue to place a premium on conservatism and prudence. At the same time, we are focused on opportunities that can continue to grow our business and generate industry-leading returns through the strength of the firm's core attributes. We have a clear strategy to integrate advice and capital with risk management for our clients. We have a diverse set of businesses. We have an expanding global footprint. We have established a proven culture of risk management. And, we have deep client relationships with a broad range of companies, institutions, investing organizations and high-net-worth individuals.

We are keenly aware that our legacy of client service and performance, which every person at Goldman Sachs is charged with protecting and advancing, must be continually nurtured and passed on from one generation to the next. To our fellow shareholders, we are pleased to report that we have never been more confident of that commitment or long-term outcome.



Lloyd C. Blankfein
Chairman and Chief Executive Officer



Gary D. Cohn
President and Chief Operating Officer



Balance Sheet Restructuring Strengthens Competitive Stance

Goldman Sachs' work with Ford Motor Company on a major debt restructuring helped to strengthen Ford's balance sheet and position it for future growth.



FORD MOTOR COMPANY
CHICAGO ASSEMBLY PLANT

In early 2009, with the auto industry reeling from the recession, Goldman Sachs worked with Ford to develop a plan to strengthen its capital structure by retiring a substantial portion of its outstanding debt. While Ford had a solid cash position, due in part to a 2006 financing managed by Goldman Sachs and others, the transaction was structured to use a mix of cash and stock for the repurchase of outstanding debt, leaving Ford with more cash to help weather the severe business conditions. The transaction was a critical piece of Ford's overall restructuring efforts as the company's cost-saving United Auto Workers labor agreement in early 2009 was contingent on Ford achieving meaningful debt reduction. Ford was able to retire approximately $10 billion of its debt through this restructuring. Subsequently, Ford completed a $1.6 billion equity offering, also managed by Goldman Sachs, to further improve its balance sheet.

A true team effort within Goldman Sachs' Investment Banking division helped Ford achieve its financing goals. Since managing the initial public offering of Ford common stock in 1956, Goldman Sachs' continuing relationship with Ford is one example of our long-standing commitment to our clients.



Innovation and Teamwork Protect Pension Benefits

A Goldman Sachs insurance subsidiary, Rothesay Life, provided an added measure of security for some 15,000 pensioners in the U.K. by insuring a significant proportion of the pension liabilities of the U.K. pension plans of RSA Insurance Group plc.



The transaction offered an innovative solution to the very specific needs of both RSA and the trustees of the pension plans, who were looking for a highly secure transaction to hedge their pension obligations.

Goldman Sachs saw an opportunity in the marketplace to enhance the plans' asset returns without materially changing their investment strategy. These enhanced returns covered the cost of an insurance contract with Rothesay Life, which guaranteed a significant proportion of the plans' pension obligations. The transaction also mitigated interest rate, inflation and other risks and offered a high level of security. Close collaboration by Goldman Sachs' Insurance and Pensions Principalling, Interest Rate Products and Investment Banking businesses helped facilitate the transaction.

In developing a solution to RSA's needs, Goldman Sachs created a new product in the U.K. pension buyout market that can be extended to other pension plans.

Our Culture of Client Service



MEMBERS OF SENIOR MANAGEMENT, HONG KONG



SECURITIES DIVISION, NEW YORK

At Goldman Sachs, our clients' interests always come first. If we serve our clients well, our own success will follow.

Client service is at the heart of Goldman Sachs' culture. Whether we help clients obtain financing, buy or sell a business, manage risk or invest their assets, we are focused at all times on helping to protect their interests and expand their opportunities. This often requires us to commit our resources to ensure a more efficient trading market, to provide financing at times when credit is scarce, or to facilitate a transaction that is necessary for a client's business strategy.

Our dedication to clients begins with our efforts to hire, train and motivate outstanding professionals—and extends to ensuring that everyone at Goldman Sachs understands and embraces our service philosophy.



INVESTMENT MANAGEMENT, LONDON



SECURITIES DIVISION, HONG KONG



INVESTMENT MANAGEMENT, NEW YORK



INVESTMENT MANAGEMENT, LONDON



INVESTMENT BANKING, BEIJING



INVESTMENT MANAGEMENT, LONDON



INVESTMENT BANKING, LONDON



INVESTMENT MANAGEMENT, HONG KONG



INVESTMENT BANKING, NEW YORK



SECURITIES DIVISION, LONDON


CAUTION
Safety
Glasses
Required
E-001
E-098

Bond Market Innovation Supports Aviation Jobs

Goldman Sachs' bond market expertise helped Emirates finance the purchase of three new Boeing 777-300ER aircraft, supporting the employment of many highly skilled Boeing employees in the U.S.



THE BOEING COMPANY
SEATTLE AREA OF WASHINGTON STATE

In late 2008 and early 2009, as banks drastically curtailed lending amid the weak economic environment, the traditional sources of aircraft financing were not available to customers of Boeing, the largest industrial exporter in the U.S. To solve this problem, Goldman Sachs helped design a pioneering financing structure drawing upon programs offered by the Export-Import Bank of the United States (Ex-Im Bank), a government agency created in 1934 to aid in financing exports and imports of goods and services between the United States and foreign countries. Based in Dubai, Emirates, one of the largest purchasers of Boeing commercial aircraft in the world, engaged Goldman Sachs to structure and execute the first Ex-Im Bank guaranteed bond, raising $413.7 million.

The solution that Goldman Sachs helped create marked the first time that Ex-Im Bank had guaranteed a public bond offering, instead of a loan. By tapping the deep and liquid global capital markets and by targeting major institutional investors, Goldman Sachs was able to achieve substantially better pricing and much deeper capacity than was available in the traditional bank markets.

The benefits of this groundbreaking financing approach stretched across continents; Emirates was able to expand its fleet and Boeing was able to sustain a high level of production and satisfy the needs of a major customer. The sales of commercial aircraft by Boeing provide work for many highly skilled Boeing employees, mostly based in the Seattle area of Washington State. This innovative use of public and private financing has now become a model for future transactions that will support the competitiveness of U.S. companies—and their employees—in world markets.



Financing Solutions Build Schools and Communities

As a result of Goldman Sachs' innovative infrastructure and school construction financing, thousands of students in California will have new or upgraded educational facilities.



CENTRAL REGION HIGH SCHOOL #13 WILL HOUSE OVER 2,200 STUDENTS FROM GRADES 9 TO 12 AND IS SCHEDULED TO OPEN IN THE FALL OF 2011.

The Los Angeles Unified School District's (LAUSD) multi-year capital program, currently the largest public works project in the U.S. employing 10,000 workers on a daily basis, will result in 131 new schools, 20 million square feet of new construction, and the creation of an additional 167,000 seats by the end of 2012.

In 2009, LAUSD, the nation's second largest school district serving 700,000 students, needed to raise $1.9 billion to continue to fund the construction and renovation of its schools and facilities. Facing challenging financing conditions due to the volatile credit markets and state budget crisis, LAUSD turned to the municipal finance expertise of Goldman Sachs.

Goldman Sachs devised an innovative structure, using programs created under the American Recovery and Reinvestment Act of 2009 (ARRA), to create an effective solution, resulting in approximately $350 million of savings in interest payments compared with traditional tax-exempt financing.

The transaction included two new ARRA programs: $1.4 billion in Build America Bonds, allowing municipalities to access the taxable bond market at a subsidized rate, and $319 million of Qualified School Construction tax credit bonds. LAUSD's Qualified School Construction Bond was the largest tax credit bond ever sold and the first with multiple buyers. The balance of the transaction came from the traditional tax-exempt bond market. To ensure the success of the bond offering, Goldman Sachs' extensive marketing efforts focused on attracting interest from a large and diverse group of investors worldwide.

Goldman Sachs was the leading underwriter for Build America Bonds and Qualified School Construction Bonds in 2009, helping state and local governments across the country fund infrastructure projects, thereby supporting local growth and job creation.

Our Culture of Teamwork



TECHNOLOGY AND SERVICES TEAM WORKING ON THE NEW HEADQUARTERS IN NEW YORK



GLOBAL INVESTMENT RESEARCH, NEW YORK

Teamwork, and a willingness to put the needs of clients and the firm ahead of personal interests, is essential to everything we do.

A distinguishing strength of Goldman Sachs is our ability, through teamwork, to bring many areas of the firm together in an integrated fashion to serve our clients. In today's complex and globally intertwined financial markets, our culture of teamwork is even more essential—and more valuable—than ever. An effective solution for a client may involve the active participation of teams with expertise in buying and selling stocks, bonds and other financial products; raising capital; advising on mergers; or managing investments. Our management approach is designed to encourage and reward close collaboration across business units, regional borders and market sectors to achieve exceptional results for our clients.



INVESTMENT BANKING, HONG KONG



LEGAL, HONG KONG



TECHNOLOGY AND SERVICES TEAM WORKING ON THE NEW HEADQUARTERS IN NEW YORK



GLOBAL INVESTMENT RESEARCH, LONDON



INVESTMENT MANAGEMENT, HONG KONG



SECURITIES DIVISION, NEW YORK



INVESTMENT BANKING, NEW YORK



INVESTMENT MANAGEMENT, NEW YORK



OPERATIONS, LONDON



INVESTMENT MANAGEMENT, NEW YORK



Advisory Expertise Supports a Company's Recovery

A Goldman Sachs investment banking team, led by our Mumbai office, worked around the clock to organize the sale of Satyam Computer Services, one of India's largest IT services companies. The successful outcome stabilized Satyam's business, saved thousands of jobs and recovered significant value for Satyam shareholders around the world.



SATYAM FACILITY
HYDERABAD, INDIA

Satyam's new, government-appointed board of directors appointed Goldman Sachs as financial advisor and provided us with a challenging mandate: avert the potential failure of Satyam by finding a buyer for the technology services giant within a stringent deadline.

As the board's advisor, Goldman Sachs helped achieve a solution that met the requirements of numerous parties, including India's regulatory and legal authorities. The global team that evaluated Satyam's business determined that, despite the uncertainty, the company had strong management and a viable business model. Goldman Sachs designed a process to maximize competition and ensure transparency.

The Goldman Sachs team generated interest from potential acquirers worldwide. The winning bid, which valued Satyam at approximately $1.1 billion, came from Tech Mahindra, a joint venture between British Telecom and the Indian conglomerate Mahindra & Mahindra. The rebranded Mahindra Satyam has regained its place among India's IT services leaders, and provides an exciting growth platform for its new owners.


Saída

Global Resources Drive Expansion in Investment Management

In 2009, our Investment Management Division launched a coordinated expansion plan for both our Goldman Sachs Asset Management (GSAM) and Private Wealth Management (PWM) businesses. Our people are offering our clients objective investment advice and solutions that draw upon our diversified platform and global capabilities.



ESTAÇÃO DA LUZ
SÃO PAULO, BRAZIL

We are building our team of investment and service professionals to continually improve performance and help clients better protect and grow their assets. In particular, we are growing our capability to distribute our mutual funds through third-party distribution channels, while also increasing the service we provide our institutional and private clients.

The launch of our PWM and GSAM businesses in Brazil last October provides us the opportunity to offer clients investments in onshore products denominated in Brazilian reais. We also launched our PWM business in China and expanded in other global markets.

We are enhancing our global risk management platform, drawing investment insights from worldwide research teams and, as appropriate, sharing our portfolio managers' views across asset classes. Through responsible management of client investments, our professionals help pension funds meet their obligations to retirees, academic institutions manage their endowments and individuals plan for their futures. Integral to our strategy is Goldman Sachs' investment culture, which emphasizes that all team members manage clients' investments with professionalism and integrity.

Our Culture of Commitment



CTW VOLUNTEERS DANCE WITH THE ELDERLY IN NEW YORK

At Goldman Sachs, our commitment to giving back extends beyond writing checks—we also provide our people's talent, expertise and ideas.

Commitment to the communities in which we live and work is an integral part of our culture and is encouraged at the highest levels of the firm.

Our commitment is reflected in a wide array of initiatives, including: *Goldman Sachs Gives*, a donor-advised fund that makes grants to charitable organizations recommended by the firm and our participating managing directors; Community TeamWorks, which encourages our people to undertake volunteer projects and has provided over 134,000 hours of service this past year; *10,000 Women*, our multi-year commitment to empowering women entrepreneurs worldwide; *10,000 Small Businesses*, a $500 million initiative to help create jobs and economic opportunity in underserved communities across the U.S.; and The Goldman Sachs Foundation, which promotes economic growth and opportunity.

In 2009, our support for these and many other activities was greatly expanded through a $500 million donation to *Goldman Sachs Gives*. This contribution of $500 million was part of total commitments to charitable and small business initiatives during the year in excess of $1 billion.



10,000 WOMEN *SCHOLARS IN BRAZIL*



SENIOR MANAGEMENT WITH 10,000 WOMEN *SCHOLAR AND ON LEFT GEETHA KRISHNAN, DIRECTOR OF THE CENTER FOR EDUCATION, INDIAN SCHOOL OF BUSINESS*



CTW VOLUNTEERS EMPOWER WOMEN IN BANGALORE



CTW VOLUNTEERS ESCORT CHILDREN TO THE ZOO IN LONDON



GOLDMAN SACHS PARTNER MENTORS A 10,000 WOMEN SCHOLAR IN RWANDA



Supporting Small Businesses Stimulates Local Economies

10,000 Small Businesses, a $500 million Goldman Sachs initiative, will seek to unlock the potential of entrepreneurs to create jobs and economic opportunity in underserved communities across the U.S.


RESERVÉ
POCKET REF
DK
SKILLS FOR NEW MANAGERS

LAGUARDIA COMMUNITY COLLEGE'S NY DESIGNS SUPPORTS DESIGN ENTREPRENEURS THROUGH ITS SMALL BUSINESS INCUBATOR

Small businesses in the U.S. are responsible for nearly two-thirds of the jobs created in the last decade. But to thrive, owners often need capital, business education and mentoring. Creating a climate for entrepreneurship to flourish is the goal of the *10,000 Small Businesses* initiative.

10,000 Small Businesses will invest $200 million in community colleges and universities to provide scholarships predominantly to underserved small business owners and build educational capacity. Access to advice, technical assistance and networking will be provided via partnerships with national and local business organizations, as well as by the people of Goldman Sachs.

An additional $300 million will be invested in a combination of lending and philanthropic support to Community Development Financial Institutions (CDFIs), mission-focused financial services companies certified by the U.S. Treasury Department. The investment will increase the amount of growth capital available to small businesses in underserved communities and expand the capacity of the CDFIs to deliver enhanced technical assistance to small businesses. CDFIs are highly accessible to the *10,000 Small Businesses* target market, financing businesses and creating or maintaining jobs in underserved communities.

10,000 Small Businesses represents the largest single-source pool of capital dedicated to CDFI small business financing, which is particularly important to help sustain and grow small companies in a challenging economic environment.

New York City is the first city in the program, and our first educational partner is LaGuardia Community College in Queens, New York, which houses a Small Business Development Center. The first CDFI partner is New York-based Seedco Financial Services, Inc.

An Advisory Council, co-chaired by Goldman Sachs' Chairman and CEO Lloyd Blankfein, Warren Buffett and Dr. Michael Porter of Harvard Business School, will guide the development and progress of the initiative.

The Goldman Sachs Group, Inc. is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.

Our activities are divided into three segments:

Investment Banking

We provide a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds, governments and individuals.

Investment Banking Net Revenues (in millions)

Year	Net Revenues
2007	$7,555
2008	$5,185
2009	$4,797

Trading and Principal Investments

We facilitate client transactions with a diverse group of corporations, financial institutions, investment funds, governments and individuals through market making in, trading of and investing in fixed income and equity products, currencies, commodities and derivatives on these products. We also take proprietary positions on certain of these products. In addition, we engage in market-making activities on equities and options exchanges, and we clear client transactions on major stock, options and futures exchanges worldwide. In connection with our merchant banking and other investing activities, we make principal investments directly and through funds that we raise and manage.

Trading and Principal Investments Net Revenues (in millions)

Year	Net Revenues
2007	$31,226
2008	$9,063
2009	$34,373

Asset Management and Securities Services

We provide investment and wealth advisory services and offer investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and provide prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide.

Asset Management and Securities Services Net Revenues (in millions)

Year	Net Revenues
2007	$7,206
2008	$7,974
2009	$6,003

Financial Information–Table of Contents

Management's Discussion and Analysis

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Supplemental Financial Information

Introduction

The Goldman Sachs Group, Inc. (Group Inc.) is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.

Our activities are divided into three segments:

- **Investment Banking.** We provide a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds, governments and individuals.
- **Trading and Principal Investments.** We facilitate client transactions with a diverse group of corporations, financial institutions, investment funds, governments and individuals through market making in, trading of and investing in fixed income and equity products, currencies, commodities and derivatives on these products. We also take proprietary positions on certain of these products. In addition, we engage in market-making activities on equities and options exchanges, and we clear client transactions on major stock, options and futures exchanges worldwide. In connection with our merchant banking and other investing activities, we make principal investments directly and through funds that we raise and manage.
- **Asset Management and Securities Services.** We provide investment and wealth advisory services and offer investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and provide prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide.

When we use the terms "Goldman Sachs," "the firm," "we," "us" and "our," we mean Group Inc., a Delaware corporation, and its consolidated subsidiaries. References herein to our Annual Report on Form 10-K are to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

In connection with becoming a bank holding company, we were required to change our fiscal year-end from November to December. This change in our fiscal year-end resulted in a one-month transition period that began on November 29, 2008 and ended on December 26, 2008. Financial information for this fiscal transition period is included in the consolidated financial statements, notes to consolidated financial statements and supplemental financial information. In April 2009, the Board of Directors of Group Inc. (the Board) approved a change in our fiscal year-end from the last Friday of December to December 31. Fiscal 2009 began on December 27, 2008 and ended on December 31, 2009.

All references to 2009, 2008 and 2007, unless specifically stated otherwise, refer to our fiscal years ended, or the dates, as the context requires, December 31, 2009, November 28, 2008 and November 30, 2007, respectively, and any reference to a future year refers to a fiscal year ending on December 31 of that year. All references to December 2008, unless specifically stated otherwise, refer to our fiscal one month ended, or the date, as the context requires, December 26, 2008. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

In this discussion, we have included statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. These statements include statements other than historical information or statements of current condition and may relate to our future plans and objectives and results, among other things, and may also include statements about the objectives and effectiveness of our risk management and liquidity policies, statements about trends in or growth opportunities for our businesses, statements about our future status, activities or reporting under U.S. or non-U.S. banking and financial regulation, and statements about our investment banking transaction backlog. By identifying these statements for you in this manner, we are alerting you to the possibility that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause our actual results and financial condition to differ from those indicated in these forward-looking statements include, among others, those discussed below under "—Certain Risk Factors That May Affect Our Businesses" as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K and "Cautionary Statement Pursuant to the U.S. Private Securities Litigation Reform Act of 1995" in Part I, Item 1 of our Annual Report on Form 10-K.

Executive Overview

Our diluted earnings per common share were $22.13 for the year ended December 31, 2009, compared with $4.47 for the year ended November 28, 2008. Return on average common shareholders' equity (ROE)[1] was 22.5% for 2009. Net revenues for 2009 were $45.17 billion, more than double the amount in 2008. Our ratio of compensation and benefits to net revenues for 2009 was 35.8% and represented our lowest annual ratio of compensation and benefits to net revenues. In addition, compensation was reduced by $500 million to fund a charitable contribution to Goldman Sachs Gives, our donor-advised fund. This contribution of $500 million was part of total commitments to charitable and small business initiatives during the year in excess of $1 billion. During the twelve months ended December 31, 2009, book value per common share increased 23% to $117.48 and tangible book value per common share[2] increased 27% to $108.42. During the year, the firm repurchased the preferred stock and associated warrant that were issued to the U.S. Department of the Treasury (U.S. Treasury) pursuant to the U.S. Treasury's TARP Capital Purchase Program. The firm's cumulative payments to the U.S. Treasury related to this program totaled $11.42 billion, including the return of the U.S. Treasury's $10.0 billion investment, $318 million in preferred dividends and $1.1 billion related to the warrant repurchase. In addition, in 2009 the firm completed a public offering of common stock for proceeds of $5.75 billion. Our Tier 1 capital ratio under Basel I[3] was 15.0% as of December 31, 2009 and our Tier 1 common ratio under Basel I[3] was 12.2% as of December 31, 2009.

(1) ROE is computed by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity. See "—Results of Operations—Financial Overview" below for further information regarding our calculation of ROE.

(2) Tangible common shareholders' equity equals total shareholders' equity less preferred stock, goodwill and identifiable intangible assets. Tangible book value per common share is computed by dividing tangible common shareholders' equity by the number of common shares outstanding, including restricted stock units (RSUs) granted to employees with no future service requirements. We believe that tangible common shareholders' equity is meaningful because it is one of the measures that we and investors use to assess capital adequacy. See "—Equity Capital—Capital Ratios and Metrics" below for further information regarding tangible common shareholders' equity.

(3) As a bank holding company, we are subject to consolidated regulatory capital requirements administered by the Board of Governors of the Federal Reserve System (Federal Reserve Board). We are reporting our Tier 1 capital ratios calculated in accordance with the regulatory capital requirements currently applicable to bank holding companies, which are based on the Capital Accord of the Basel Committee on Banking Supervision (Basel I). The Tier 1 capital ratio equals Tier 1 capital divided by total risk-weighted assets (RWAs). The Tier 1 common ratio equals Tier 1 capital less preferred stock and junior subordinated debt issued to trusts, divided by RWAs. See "—Equity Capital—Consolidated Capital Requirements" below for further information regarding our capital ratios.

Net revenues in Trading and Principal Investments were significantly higher compared with 2008, reflecting a very strong performance in Fixed Income, Currency and Commodities (FICC) and significantly improved results in Principal Investments, as well as higher net revenues in Equities. During 2009, FICC operated in an environment characterized by strong client-driven activity, particularly in more liquid products. In addition, asset values generally improved and corporate credit spreads tightened significantly for most of the year. Net revenues in FICC were significantly higher compared with 2008, reflecting particularly strong performances in credit products, mortgages and interest rate products, which were each significantly higher than 2008. Net revenues in commodities were also particularly strong and were slightly higher than 2008, while net revenues in currencies were strong, but lower than a particularly strong 2008. During 2009, mortgages included a loss of approximately $1.5 billion (excluding hedges) on commercial mortgage loans. Results in 2008 were negatively impacted by asset writedowns across non-investment-grade credit origination activities, corporate debt, private and public equities, and residential and commercial mortgage loans and securities. The increase in Principal Investments reflected gains on corporate principal investments and our investment in the ordinary shares of Industrial and Commercial Bank of China Limited (ICBC) compared with net losses in 2008. In 2009, results in Principal Investments included a gain of $1.58 billion related to our investment in the ordinary shares of ICBC, a gain of $1.31 billion from corporate principal investments and a loss of $1.76 billion from real estate principal investments. Net revenues in Equities for 2009 reflected strong results in the client franchise businesses. However, results in the client franchise businesses were lower than a strong 2008 and included significantly lower commissions. Results in principal strategies were positive compared with losses in 2008. During 2009, Equities operated in an environment characterized by a significant increase in global equity prices, favorable market opportunities and a significant decline in volatility levels.

Net revenues in Asset Management and Securities Services decreased significantly compared with 2008, reflecting significantly lower net revenues in Securities Services, as well as lower net revenues in Asset Management. The decrease in Securities Services primarily reflected the impact of lower customer balances, reflecting lower hedge fund industry assets and reduced leverage. The decrease in Asset Management primarily reflected the impact of changes in the composition of assets managed, principally due to equity market depreciation during the fourth quarter of 2008, as well as lower incentive fees. During the year ended December 31, 2009, assets under management increased $73 billion to $871 billion, due to $76 billion of market appreciation, primarily in fixed income and equity assets, partially offset by $3 billion of net outflows. Outflows in money market assets were offset by inflows in fixed income assets.

Net revenues in Investment Banking decreased compared with 2008, reflecting significantly lower net revenues in Financial Advisory, partially offset by higher net revenues in our Underwriting business. The decrease in Financial Advisory reflected a decline in industry-wide completed mergers and acquisitions. The increase in Underwriting reflected higher net revenues in equity underwriting, primarily reflecting an increase in industry-wide equity and equity-related offerings. Net revenues in debt underwriting were slightly lower than in 2008. Our investment banking transaction backlog increased significantly during the twelve months ended December 31, 2009.[1]

Our business, by its nature, does not produce predictable earnings. Our results in any given period can be materially affected by conditions in global financial markets, economic conditions generally and other factors. For a further discussion of the factors that may affect our future operating results, see "—Certain Risk Factors That May Affect Our Businesses" below as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

Business Environment

Our financial performance is highly dependent on the environment in which our businesses operate. During 2009, the economies of the U.S., Europe and Japan experienced a recession. Business activity across a wide range of industries and regions was greatly reduced, reflecting a reduction in consumer spending and low levels of liquidity across credit markets. In addition, unemployment continued to rise in 2009. However, economic conditions became generally more favorable during the second half of the year as real gross domestic product (GDP) growth turned positive in most major economies and growth in emerging markets improved. In addition, equity and credit markets were characterized by increasing asset prices, lower volatility and improved liquidity during the last nine months of the year. For a further discussion of how market conditions affect our businesses, see "—Certain Risk Factors That May Affect Our Businesses" below as well as "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K. A further discussion of the business environment in 2009 is set forth below.

Global. The global economy weakened during 2009, as evidenced by declines in real GDP in the major economies. In addition, economic growth in emerging markets slowed during the year, especially among those economies most reliant upon international trade. Volatility levels across fixed income and equity markets declined during the year and corporate credit spreads generally tightened, particularly in the second half of the year. In addition, global equity markets increased significantly during our fiscal year. The U.S. Federal Reserve, The Bank of Japan and The People's Bank of China left interest rates unchanged during 2009, while central banks in the Eurozone and the United Kingdom lowered interest rates during the first half of the year. After a significant decline in the second half of calendar year 2008, the price of crude oil increased significantly during 2009. The U.S. dollar weakened against the British pound and the Euro, but strengthened against the Japanese yen. In investment banking, industry-wide mergers and acquisitions activity remained weak, while industry-wide debt offerings and equity and equity-related offerings increased significantly compared with 2008.

United States. Real GDP in the U.S. declined by an estimated 2.4% in calendar year 2009, compared with an increase of 0.4% in 2008. The recession in the U.S., which started near the beginning of our 2008 fiscal year, appeared to end in the third quarter of 2009, as real GDP increased during the second half of the year. Exports declined significantly in the first half of the year, but improved during the second half of the year. Consumer expenditure declined during 2009, despite significant support from the federal government's fiscal stimulus package. Business and consumer confidence improved during the year, but remained at low levels. The rate of inflation decreased during the year, reflecting an increase in unemployment and significant excess production capacity, which caused downward pressure on wages and prices. The U.S. Federal Reserve maintained its federal funds rate at a target range of zero to 0.25% during the year. In addition, the Federal Reserve purchased significant amounts of mortgage-backed securities, as well as U.S. Treasury and federal agency debt in order to improve liquidity and expand the availability of credit. The yield on the 10-year U.S. Treasury note increased by 169 basis points to 3.85% during our fiscal year. The NASDAQ Composite Index, the S&P 500 Index and the Dow Jones Industrial Average ended our fiscal year higher by 48%, 28% and 22%, respectively.

[1] Our investment banking transaction backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

Europe. Real GDP in the Eurozone economies declined by an estimated 4.0% in calendar year 2009, compared with an increase of 0.5% in 2008. Fixed investment, consumer expenditure and exports declined during 2009. However, surveys of business and consumer confidence improved during the year. Although employment levels declined in many economies, the largest decreases were in the countries that were most affected by the housing market decline. The rate of inflation declined during the year. In response to economic weakness and concerns about the health of the financial system, the European Central Bank lowered its main refinancing operations rate by 150 basis points to 1.00%. In the United Kingdom, real GDP declined by an estimated 4.8% for calendar year 2009, compared with an increase of 0.5% in 2008. Although real GDP declined significantly in the first half of the year, it appeared to increase during the fourth quarter of 2009. The Bank of England lowered its official bank rate during our fiscal year by a total of 150 basis points to 0.50%. Long-term government bond yields in both the Eurozone and the U.K. increased during our fiscal year. The Euro and British pound appreciated by 2% and 11%, respectively, against the U.S. dollar during our fiscal year. Major European equity markets ended our fiscal year significantly higher.

Asia. In Japan, real GDP decreased by an estimated 5.0% in calendar year 2009, compared with a decrease of 1.2% in 2008. Measures of business investment, consumer expenditures and exports declined. Measures of inflation also declined during 2009. The Bank of Japan maintained its target overnight call rate at 0.10% during the year, while the yield on 10-year Japanese government bond increased during our fiscal year. The yen depreciated by 2% against the U.S. dollar. The Nikkei 225 increased 21% during our fiscal year.

In China, real GDP growth was an estimated 8.7% in calendar year 2009, down from 9.6% in 2008. While exports declined during 2009, the impact on economic activity was mitigated by an increase in fixed investment and consumer spending, partially due to fiscal stimulus and strong credit expansion. Measures of inflation declined for most of 2009, but began to increase toward the end of the year. The People's Bank of China left its one-year benchmark lending rate unchanged at 5.31% during the year and maintained a broadly stable exchange rate against the U.S. dollar. The Shanghai Composite Index increased 77% during our fiscal year. Real GDP growth in India decreased slightly to an estimated 6.6% in calendar year 2009 from 6.7% in 2008. Industrial production and consumer spending increased during 2009. Exports declined significantly during 2009, but began to increase by the end of the year. The rate of wholesale inflation decreased during the year. The Indian rupee strengthened against the U.S. dollar. Equity markets in Hong Kong, India and South Korea increased significantly during our fiscal year.

Other Markets. Real GDP in Brazil declined by an estimated 0.1% in calendar year 2009 compared with an increase of 5.1% in 2008. Although investment spending declined, an increase in commodity prices contributed to significant capital inflows, which helped support consumer spending. The Brazilian real strengthened against the U.S. dollar. In Russia, real GDP declined by an estimated 7.9% in calendar year 2009, compared with an increase of 5.6% in 2008. Low oil prices earlier in the year, as well as a tightening in credit availability, led to a significant decline in investment, consumption and exports. In addition, the Russian ruble depreciated against the U.S. dollar. Brazilian and Russian equity prices ended our fiscal year significantly higher.

Certain Risk Factors That May Affect Our Businesses

We face a variety of risks that are substantial and inherent in our businesses, including market, liquidity, credit, operational, legal, regulatory and reputational risks. For a discussion of how management seeks to manage some of these risks, see "—Risk Management" below. A summary of the more important factors that could affect our businesses follows below. For a further discussion of these and other important factors that could affect our businesses, see "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

Market Conditions and Market Risk. Our financial performance is highly dependent on the environment in which our businesses operate. A favorable business environment is generally characterized by, among other factors, high global GDP growth, transparent, liquid and efficient capital markets, low inflation, high business and investor confidence, stable geopolitical conditions, and strong business earnings. Unfavorable or uncertain economic and market conditions can be caused by: declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation, interest rates, exchange rate volatility, default rates or the price of basic commodities; outbreaks of hostilities or other geopolitical instability; corporate, political or other scandals that reduce investor confidence in capital markets; natural disasters or pandemics; or a combination of these or other factors. Our businesses and profitability have been and may continue to be adversely affected by market conditions in many ways, including the following:

- Many of our businesses, such as our merchant banking businesses, our mortgages, leveraged loan and credit products businesses in our FICC segment, and our equity principal strategies business, have net "long" positions in debt securities, loans, derivatives, mortgages, equities (including private equity) and most other asset classes. In addition, many of our market-making and other businesses in which we act as a principal to facilitate our clients' activities, including our exchange-based market-making businesses, commit large amounts of capital to maintain trading positions in interest rate and credit products, as well as currencies, commodities and equities. Because nearly all of these investing and trading positions are marked-to-market on a daily basis, declines in asset values directly and immediately impact our earnings, unless we have effectively "hedged" our exposures to such declines. In certain circumstances (particularly in the case of leveraged loans and private equities or other securities that are not freely tradable or lack established and liquid trading markets), it may not be possible or economic to hedge such exposures and to the extent that we do so the hedge may be ineffective or may greatly reduce our ability to profit from increases in the values of the assets. Sudden declines and significant volatility in the prices of assets may substantially curtail or eliminate the trading markets for certain assets, which may make it very difficult to sell, hedge or value such assets. The inability to sell or effectively hedge assets reduces our ability to limit losses in such positions and the difficulty in valuing assets may require us to maintain additional capital and increase our funding costs.
- Our cost of obtaining long-term unsecured funding is directly related to our credit spreads. Credit spreads are influenced by market perceptions of our creditworthiness. Widening credit spreads, as well as significant declines in the availability of credit, have in the past adversely affected our ability to borrow on a secured and unsecured basis and may do so in the future. We fund ourselves on an unsecured basis by issuing long-term debt, promissory notes and commercial paper, by accepting deposits at our bank subsidiaries or by obtaining bank loans or lines of credit. We seek to finance many of our assets on a secured basis, including by entering into repurchase agreements. Any disruptions in the credit markets may make it harder and more expensive to obtain funding for our businesses. If our available funding is limited or we are forced to fund our operations at a higher cost, these conditions may require us to curtail our business activities and increase our cost of funding, both of which could reduce our profitability, particularly in our businesses that involve investing, lending and taking principal positions, including market making.
- Our investment banking business has been and may continue to be adversely affected by market conditions. Poor economic conditions and other adverse geopolitical conditions can adversely affect and have adversely affected investor and CEO confidence, resulting in significant industry-wide declines in the size and number of underwritings and of financial advisory transactions, which could have an adverse effect on our revenues and our profit margins. In addition, our clients engaging in mergers and acquisitions often rely on access to the secured and unsecured credit markets to finance their transactions. A lack of available credit or an increased cost of credit can adversely affect the size, volume and timing of our clients' merger and acquisition transactions—particularly large transactions. Because a significant portion of our investment banking revenues is derived from our participation in large transactions, a decline in the number of large transactions would adversely affect our investment banking business.
- Certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also increases risk as measured by VaR and may expose us to increased risks in connection with our market-making and proprietary businesses or cause us to reduce the size of these businesses in order to avoid increasing our VaR. Limiting the size of our market-making positions and investing businesses can adversely affect our profitability.
- We receive asset-based management fees based on the value of our clients' portfolios or investment in funds managed by us and, in some cases, we also receive incentive fees based on increases in the value of such investments. Declines in asset values reduce the value of our clients' portfolios or fund assets, which in turn reduce the fees

we earn for managing such assets. Market uncertainty, volatility and adverse economic conditions, as well as declines in asset values, may cause our clients to transfer their assets out of our funds or other products or their brokerage accounts or affect our ability to attract new clients or additional assets from existing clients and result in reduced net revenues, principally in our asset management business. To the extent that clients do not withdraw their funds, they may invest them in products that generate less fee income.

- Concentration of risk increases the potential for significant losses in our market-making, proprietary trading, investing, block trading, merchant banking, underwriting and lending businesses. This risk may increase to the extent we expand our market-making, trading, investing and lending businesses.

Liquidity Risk. Liquidity is essential to our businesses. Our liquidity may be impaired by an inability to access secured and/or unsecured debt markets, an inability to access funds from our subsidiaries, an inability to sell assets or redeem our investments, or unforeseen outflows of cash or collateral. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us, or even by the perception among market participants that we, or other market participants, are experiencing greater liquidity risk.

The financial instruments that we hold and the contracts to which we are a party are complex, as we employ structured products to benefit our clients and ourselves, and these complex structured products often do not have readily available markets to access in times of liquidity stress. Our investing activities may lead to situations where the holdings from these activities represent a significant portion of specific markets, which could restrict liquidity for our positions. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time, as is likely to occur in a liquidity or other market crisis. In addition, financial institutions with which we interact may exercise set-off rights or the right to require additional collateral, including in difficult market conditions, which could further impair our access to liquidity.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital markets or trigger our obligations under certain bilateral provisions in some of our trading and collateralized financing contracts. Under these provisions, counterparties could be permitted to terminate contracts with Goldman Sachs or require us to post additional collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. For a discussion of the potential impact on Goldman Sachs of a reduction in our credit ratings, see "—Liquidity and Funding Risk—Credit Ratings" below.

Group Inc. has guaranteed the payment obligations of Goldman, Sachs & Co. (GS&Co.), Goldman Sachs Bank USA (GS Bank USA) and Goldman Sachs Bank (Europe) PLC (GS Bank Europe), subject to certain exceptions, and has pledged significant assets to GS Bank USA to support obligations to GS Bank USA. In addition, Group Inc. guarantees many of the obligations of its other consolidated subsidiaries on a transaction-by-transaction basis, as negotiated with counterparties. These guarantees may require Group Inc. to provide substantial funds or assets to its subsidiaries or their creditors or counterparties at a time when Group Inc. is in need of liquidity to fund its own obligations.

Credit Risk. We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. A failure of a significant market participant, or even concerns about a default by such an institution, could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. In addition, deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our results. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. Default rates, downgrades and disputes with counterparties as to the valuation of collateral increase significantly in times of market stress and illiquidity.

Although we regularly review credit exposures to specific clients and counterparties and to specific industries, countries and regions that we believe may present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee, particularly as new business initiatives and market developments lead us to transact with a broader array of clients and counterparties, as well as clearing houses and exchanges, and expose us to new asset classes and new markets.

We have experienced, due to competitive factors, pressure to extend and price credit at levels that may not always fully compensate us for the risks we take. In particular, corporate clients seek such commitments from financial services firms in connection with investment banking and other assignments.

Operational Risk. Our businesses are highly dependent on our ability to process and monitor, on a daily basis, a very large number of transactions, many of which are highly complex, across numerous and diverse markets in many currencies. These transactions, as well as the information technology services we provide to clients, often must adhere to client-specific guidelines, as well as legal and regulatory standards. Despite the resiliency plans and facilities we have in place, our ability to conduct business may be adversely impacted by a disruption in the infrastructure that supports our businesses and the communities in which we are located. This may include a disruption involving electrical, communications, internet, transportation or other services used by us or third parties with which we conduct business.

Industry consolidation, whether among market participants or financial intermediaries, increases the risk of operational failure as disparate complex systems need to be integrated, often on an accelerated basis. Furthermore, the interconnectivity of multiple financial institutions with central agents, exchanges and clearing houses, and the increased centrality of these entities under proposed and potential regulation, increases the risk that an operational failure at one institution or entity may cause an industry-wide operational failure that could materially impact our ability to conduct business.

Legal, Regulatory and Reputational Risk. We are subject to extensive and evolving regulation in jurisdictions around the world. Several of our subsidiaries are subject to regulatory capital requirements and, as a bank holding company, we are subject to minimum capital standards and a minimum Tier 1 leverage ratio on a consolidated basis. Our status as a bank holding company and the operation of our lending and other businesses through GS Bank USA subject us to additional regulation and limitations on our activities, as described in "Regulation—Banking Regulation" in Part I, Item 1 of our Annual Report on Form 10-K.

New regulations could impact our profitability in the affected jurisdictions, or even make it uneconomic for us to continue to conduct all or certain of our businesses in such jurisdictions, or could cause us to incur significant costs associated with changing our business practices, restructuring our businesses, moving all or certain of our businesses and our employees to other locations or complying with applicable capital requirements, including liquidating assets or raising capital in a manner that adversely increases our funding costs or otherwise adversely affects our shareholders and creditors. To the extent new laws or regulations or changes in enforcement of existing laws or regulations are imposed on a limited subset of financial institutions, this could adversely affect our ability to compete effectively with other institutions that are not affected in the same way.

A Financial Crisis Responsibility Fee to be assessed on the largest financial firms by the U.S. government was proposed on January 14, 2010. However, since this is still in the proposal stage and has not been approved by Congress, details surrounding the fee have not been finalized. We are currently evaluating the impact of the proposal on our results of operations. The impact of the proposal, if any, will be recorded when it is ultimately enacted.

Substantial legal liability or a significant regulatory action against us, or adverse publicity, governmental scrutiny or legal and enforcement proceedings regardless of the ultimate outcome, could have material adverse financial effects, cause significant reputational harm to us or adversely impact the morale and performance of our employees, which in turn could seriously harm our businesses and results of operations. We face significant legal risks in our businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high. Our experience has been that legal claims by customers and clients increase in a market downturn and that employment-related claims increase in periods when we have reduced the total number of employees. For a discussion of how we account for our legal and regulatory exposures, see "—Use of Estimates" below.

Critical Accounting Policies

Fair Value

The use of fair value to measure financial instruments, with related gains or losses generally recognized in "Trading and principal investments" in our consolidated statements of earnings, is fundamental to our financial statements and our risk management processes and is our most critical accounting policy. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

Substantially all trading assets and trading liabilities are reflected in our consolidated statements of financial condition at fair value. In determining fair value, we separate our trading assets, at fair value and trading liabilities, at fair value into two categories: cash instruments and derivative contracts, as set forth in the following table:

Trading Instruments by Category

(in millions)	As of December 2009 Trading Assets, at Fair Value	As of December 2009 Trading Liabilities, at Fair Value	As of November 2008 Trading Assets, at Fair Value	As of November 2008 Trading Liabilities, at Fair Value
Cash trading instruments	$244,124	$ 72,117	$186,231	$ 57,143
ICBC	8,111 [1]	–	5,496 [1]	–
SMFG	933	893 [4]	1,135	1,134 [4]
Other principal investments	13,981 [2]	–	15,126 [2]	–
Principal investments	23,025	893	21,757	1,134
Cash instruments	267,149	73,010	207,988	58,277
Exchange-traded	6,831	2,548	6,164	8,347
Over-the-counter	68,422	53,461	124,173	109,348
Derivative contracts	75,253 [3]	56,009 [5]	130,337 [3]	117,695 [5]
Total	$342,402	$129,019	$338,325	$175,972

(1) Includes interests of $5.13 billion and $3.48 billion as of December 2009 and November 2008, respectively, held by investment funds managed by Goldman Sachs. The fair value of our investment in the ordinary shares of ICBC, which trade on The Stock Exchange of Hong Kong, includes the effect of foreign exchange revaluation for which we maintain an economic currency hedge.

(2) The following table sets forth the principal investments (other than our investments in ICBC and Sumitomo Mitsui Financial Group, Inc. (SMFG)) included within the Principal Investments component of our Trading and Principal Investments segment:

(in millions)	As of December 2009 Corporate	As of December 2009 Real Estate	As of December 2009 Total	As of November 2008 Corporate	As of November 2008 Real Estate	As of November 2008 Total
Private	$ 9,507	$1,325	$10,832	$10,726	$2,935	$13,661
Public	3,091	58	3,149	1,436	29	1,465
Total	$12,598	$1,383	$13,981	$12,162	$2,964	$15,126

(3) Net of cash received pursuant to credit support agreements of $124.60 billion and $137.16 billion as of December 2009 and November 2008, respectively.

(4) Represents an economic hedge on the shares of common stock underlying our investment in the convertible preferred stock of SMFG.

(5) Net of cash paid pursuant to credit support agreements of $14.74 billion and $34.01 billion as of December 2009 and November 2008, respectively.

Cash Instruments. Cash instruments include cash trading instruments, public principal investments and private principal investments.

- **Cash Trading Instruments.** Our cash trading instruments (e.g., equity and debt securities) are generally valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most government obligations, active listed equities and certain money market securities.

  The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, most corporate bonds, certain mortgage products, certain bank loans and bridge loans, less liquid listed equities, certain state, municipal and provincial obligations and certain money market securities and loan commitments.

  Certain cash trading instruments trade infrequently and therefore have little or no price transparency. Such instruments include private equity investments and real estate fund investments, certain bank loans and bridge loans (including certain mezzanine financing, leveraged loans arising from capital market transactions and other corporate bank debt), less liquid corporate debt securities and other debt obligations (including less liquid corporate bonds, distressed debt instruments and collateralized debt obligations (CDOs) backed by corporate obligations), less liquid mortgage whole loans and securities (backed by either commercial or residential real estate), and acquired portfolios of distressed loans. The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

  For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

- **Public Principal Investments.** Our public principal investments held within the Principal Investments component of our Trading and Principal Investments segment tend to be large, concentrated holdings resulting from initial public offerings or other corporate transactions, and are valued based on quoted market prices. For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

  Our investment in the ordinary shares of ICBC is valued using the quoted market price adjusted for transfer restrictions. Under the original transfer restrictions, the ICBC shares we held would have become free from transfer restrictions in equal installments on April 28, 2009 and October 20, 2009. During the quarter ended March 2009, the shares became subject to new supplemental transfer restrictions. Under these new supplemental transfer restrictions, on April 28, 2009, 20% of the ICBC shares that we held became free from transfer restrictions and we completed the disposition of these shares during the second quarter of 2009. Our remaining ICBC shares are subject to transfer restrictions, which prohibit liquidation at any time prior to April 28, 2010.

  We also have an investment in the convertible preferred stock of SMFG. This investment is valued using a model that is principally based on SMFG's common stock price. During 2008, we converted one-third of our SMFG preferred stock investment into SMFG common stock, and delivered the common stock to close out one-third of our hedge position. As of December 2009, we remained hedged on substantially all of the common stock underlying our remaining investment in SMFG.

- **Private Principal Investments.** Our private principal investments held within the Principal Investments component of our Trading and Principal Investments segment include investments in private equity, debt and real estate, primarily held through investment funds.

By their nature, these investments have little or no price transparency. We value such instruments initially at transaction price and adjust valuations when evidence is available to support such adjustments. Such evidence includes recent third-party investments or pending transactions, third-party independent appraisals, transactions in similar instruments, discounted cash flow techniques, valuation multiples and public comparables.

Derivative Contracts. Derivative contracts can be exchange-traded or over-the-counter (OTC). We generally value exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments.

OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument, as well as the availability of pricing information in the market. We generally use similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, voluntary and involuntary prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment.

Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Where we do not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. Subsequent to initial recognition, we only update valuation inputs when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where we cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value. See "—Derivatives" below for further information on our OTC derivatives.

When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

Controls Over Valuation of Financial Instruments. A control infrastructure, independent of the trading and investing functions, is fundamental to ensuring that our financial instruments are appropriately valued at market-clearing levels (i.e., exit prices) and that fair value measurements are reliable and consistently determined.

We employ an oversight structure that includes appropriate segregation of duties. Senior management, independent of the trading and investing functions, is responsible for the oversight of control and valuation policies and for reporting the results of these policies to our Audit Committee. We seek to maintain the necessary resources to ensure that control functions are performed appropriately. We employ procedures for the approval of new transaction types and markets, price verification, review of daily profit and loss, and review of valuation models by personnel with appropriate technical knowledge of relevant products and markets. These procedures are performed by personnel independent of the trading and investing functions. For financial instruments where prices or valuations that require inputs are less observable, we employ, where possible, procedures that include comparisons with similar observable positions, analysis of actual to projected cash flows, comparisons with subsequent sales, reviews of valuations used for collateral management purposes and discussions with senior business leaders. See "—Market Risk" and "—Credit Risk" below for a further discussion of how we manage the risks inherent in our trading and principal investing businesses.

Fair Value Hierarchy–Level 3. The fair value hierarchy under Financial Accounting Standards Board Accounting Standards Codification (ASC) 820 prioritizes the inputs to valuation techniques used to measure fair value. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Instruments that trade infrequently and therefore have little or no price transparency are classified within level 3 of the fair value hierarchy. We determine which instruments are classified within level 3 based on the results of our price verification process. This process is performed by personnel independent of our trading and investing functions who corroborate valuations to external market data (e.g., quoted market prices, broker or dealer quotations, third-party pricing vendors, recent trading activity and comparative analyses to similar instruments). Instruments with valuations which cannot be corroborated to external market data are classified within level 3 of the fair value hierarchy.

When broker or dealer quotations or third-party pricing vendors are used for valuation or price verification, greater priority is given to executable quotes. As part of our price verification process, valuations based on quotes are corroborated by comparison both to other quotes and to recent trading activity in the same or similar instruments. The number of quotes obtained varies by instrument and depends on the liquidity of the particular instrument. See Notes 2 and 3 to the consolidated financial statements for further information regarding fair value measurements.

Valuation Methodologies for Level 3 Assets. Instruments classified within level 3 of the fair value hierarchy are initially valued at transaction price, which is considered to be the best initial estimate of fair value. As time passes, transaction price becomes less reliable as an estimate of fair value and accordingly, we use other methodologies to determine fair value, which vary based on the type of instrument, as described below. Regardless of the methodology, valuation inputs and assumptions are only changed when corroborated by substantive evidence. Senior management in control functions, independent of the trading and investing functions, reviews all significant unrealized gains/losses, including the primary drivers of the change in value. Valuations are further corroborated by values realized upon sales of our level 3 assets. An overview of methodologies used to value our level 3 assets subsequent to the transaction date is as follows:

- **Equities and convertible debentures.** Substantially all of our level 3 equities and convertible debentures consist of private equity investments and real estate fund investments. For private equity investments, recent third-party investments or pending transactions are considered to be the best evidence for any change in fair value. In the absence of such evidence, valuations are based on one or more of the following methodologies, as appropriate and available: transactions in similar instruments, discounted cash flow techniques, third-party independent appraisals, valuation multiples and public comparables. Such evidence includes pending reorganizations (e.g., merger proposals, tender offers or debt restructurings); and significant changes in financial metrics (e.g., operating results as compared to previous projections, industry multiples, credit ratings and balance sheet ratios). Real estate fund investments are carried at net asset value per share. The underlying investments in the funds are generally valued using discounted cash flow techniques, for which the key inputs are the amount and timing of expected future cash flows, capitalization rates and valuation multiples.
- **Bank loans and bridge loans and Corporate debt securities and other debt obligations.** Valuations are generally based on discounted cash flow techniques, for which the key inputs are the amount and timing of expected future cash flows, market yields for such instruments and recovery assumptions. Inputs are generally determined based on relative value analyses, which incorporate comparisons both to credit default swaps that reference the same underlying credit risk and to other debt instruments for the same issuer for which observable prices or broker quotes are available.
- **Loans and securities backed by commercial real estate.** Loans and securities backed by commercial real estate are collateralized by specific assets and may be tranched into varying levels of subordination. Due to the nature of these instruments, valuation techniques vary by instrument. Methodologies include relative value analyses across different tranches, comparisons to transactions in both the underlying collateral and instruments with the same or substantially the same underlying collateral, market indices (such as the CMBX[1]), and credit default swaps, as well as discounted cash flow techniques.

[1] The CMBX and ABX are indices that track the performance of commercial mortgage bonds and subprime residential mortgage bonds, respectively.

- **Loans and securities backed by residential real estate.** Valuations are based on both proprietary and industry recognized models (including Intex and Bloomberg), and discounted cash flow techniques. In the recent market environment, the most significant inputs to the valuation of these instruments are rates and timing of delinquency, default and loss expectations, which are driven in part by housing prices. Inputs are determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles, including relevant indices such as the ABX[1].

- **Loan portfolios.** Valuations are based on discounted cash flow techniques, for which the key inputs are the amount and timing of expected future cash flows and market yields for such instruments. Inputs are determined based on relative value analyses which incorporate comparisons to recent auction data for other similar loan portfolios.

(1) The CMBX and ABX are indices that track the performance of commercial mortgage bonds and subprime residential mortgage bonds, respectively.

- **Derivative contracts.** Valuation models are calibrated to initial transaction price. Subsequent changes in valuations are based on observable inputs to the valuation models (e.g., interest rates, credit spreads, volatilities, etc.). Inputs are changed only when corroborated by market data. Valuations of less liquid OTC derivatives are typically based on level 1 or level 2 inputs that can be observed in the market, as well as unobservable inputs, such as correlations and volatilities.

Total level 3 assets were $46.48 billion and $66.19 billion as of December 2009 and November 2008, respectively. The decrease in level 3 assets as of December 2009 compared with November 2008 primarily reflected unrealized losses (principally on private equity investments and real estate fund investments, loans and securities backed by commercial real estate, and bank loans and bridge loans) and sales and paydowns (principally on loans and securities backed by commercial real estate, bank loans and bridge loans, and other debt obligations).

The following table sets forth the fair values of financial assets classified within level 3 of the fair value hierarchy:

Level 3 Financial Assets at Fair Value

	As of	
(in millions)	December 2009	November 2008
Equities and convertible debentures[1]	$11,871	$16,006
Bank loans and bridge loans[2]	9,560	11,957
Corporate debt securities and other debt obligations[3]	5,584	7,596
Mortgage and other asset-backed loans and securities:		
Loans and securities backed by commercial real estate	4,620	9,340
Loans and securities backed by residential real estate	1,880	2,049
Loan portfolios[4]	1,364	4,118
Cash instruments	34,879	51,066
Derivative contracts	11,596	15,124
Total level 3 assets at fair value	46,475	66,190
Level 3 assets for which we do not bear economic exposure[5]	(3,127)	(6,616)
Level 3 assets for which we bear economic exposure	$43,348	$59,574

(1) Substantially all consists of private equity investments and real estate fund investments. Real estate investments were $1.23 billion and $2.62 billion as of December 2009 and November 2008, respectively.

(2) Includes certain mezzanine financing, leveraged loans arising from capital market transactions and other corporate bank debt.

(3) Includes $741 million and $804 million as of December 2009 and November 2008, respectively, of CDOs and collateralized loan obligations backed by corporate obligations.

(4) Consists of acquired portfolios of distressed loans, primarily backed by commercial and residential real estate collateral.

(5) We do not bear economic exposure to these level 3 assets as they are financed by nonrecourse debt, attributable to minority investors or attributable to employee interests in certain consolidated funds.

Loans and securities backed by residential real estate. We securitize, underwrite and make markets in various types of residential mortgages, including prime, Alt-A and subprime. At any point in time, we may use cash instruments as well as derivatives to manage our long or short risk position in residential real estate. The following table sets forth the fair value of our long positions in prime, Alt-A and subprime mortgage cash instruments:

Long Positions in Loans and Securities Backed by Residential Real Estate

(in millions)	As of December 2009	As of November 2008
Prime[1]	$2,483	$1,494
Alt-A	1,761	1,845
Subprime[2]	2,460	1,906
Total[3]	$6,704	$5,245

(1) Excludes U.S. government agency-issued collateralized mortgage obligations of $6.33 billion and $4.27 billion as of December 2009 and November 2008, respectively. Also excludes U.S. government agency-issued mortgage pass-through certificates.

(2) Includes $381 million and $228 million of CDOs backed by subprime mortgages as of December 2009 and November 2008, respectively.

(3) Includes $1.88 billion and $2.05 billion of financial instruments (primarily loans and investment-grade securities, the majority of which were issued during 2006 and 2007) classified within level 3 of the fair value hierarchy as of December 2009 and November 2008, respectively.

Loans and securities backed by commercial real estate. We originate, securitize and syndicate fixed and floating rate commercial mortgages globally. At any point in time, we may use cash instruments as well as derivatives to manage our risk position in the commercial mortgage market. The following table sets forth the fair value of our long positions in loans and securities backed by commercial real estate by geographic region. The decrease in loans and securities backed by commercial real estate from November 2008 to December 2009 was primarily due to sales and paydowns.

Long Positions in Loans and Securities Backed by Commercial Real Estate by Geographic Region

(in millions)	As of December 2009	As of November 2008
Americas[1]	$5,157	$ 7,433
EMEA[2]	1,032	3,304
Asia	14	157
Total[3]	$6,203[4]	$10,894[5]

(1) Substantially all relates to the U.S.

(2) EMEA (Europe, Middle East and Africa).

(3) Includes $4.62 billion and $9.34 billion of financial instruments classified within level 3 of the fair value hierarchy as of December 2009 and November 2008, respectively.

(4) Comprised of loans of $4.70 billion and commercial mortgage-backed securities of $1.50 billion as of December 2009, of which $5.68 billion was floating rate and $519 million was fixed rate.

(5) Comprised of loans of $9.23 billion and commercial mortgage-backed securities of $1.66 billion as of November 2008, of which $9.78 billion was floating rate and $1.11 billion was fixed rate.

Leveraged Lending Capital Market Transactions. We arrange, extend and syndicate loans and commitments related to leveraged lending capital market transactions globally. The following table sets forth the notional amount of our leveraged lending capital market transactions by geographic region:

Leveraged Lending Capital Market Transactions by Geographic Region

	As of December 2009			As of November 2008		
(in millions)	Funded	Unfunded	Total	Funded	Unfunded	Total
Americas[1]	$1,029	$1,120	$2,149	$3,036	$1,735	$4,771
EMEA	1,624	50	1,674	2,294	259	2,553
Asia	600	27	627	568	73	641
Total	$3,253	$1,197	$4,450[2]	$5,898	$2,067	$7,965[2]

(1) Substantially all relates to the U.S.

(2) Represents the notional amount. We account for these transactions at fair value and our exposure was $2.27 billion and $5.53 billion as of December 2009 and November 2008, respectively.

Other Financial Assets and Financial Liabilities at Fair Value. In addition to trading assets, at fair value and trading liabilities, at fair value, we have elected to account for certain of our other financial assets and financial liabilities at fair value under ASC 815-15 and ASC 825-10 (i.e., the fair value option). The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and cost-benefit considerations.

Such financial assets and financial liabilities accounted for at fair value include:

- certain unsecured short-term borrowings, consisting of all promissory notes and commercial paper and certain hybrid financial instruments;
- certain other secured financings, primarily transfers accounted for as financings rather than sales, debt raised through our William Street credit extension program and certain other nonrecourse financings;
- certain unsecured long-term borrowings, including prepaid physical commodity transactions and certain hybrid financial instruments;
- resale and repurchase agreements;
- securities borrowed and loaned within Trading and Principal Investments, consisting of our matched book and certain firm financing activities;
- certain deposits issued by our bank subsidiaries, as well as securities held by GS Bank USA;
- certain receivables from customers and counterparties, including certain margin loans, transfers accounted for as secured loans rather than purchases and prepaid variable share forwards;
- certain insurance and reinsurance contracts and certain guarantees; and
- in general, investments acquired after November 24, 2006, when the fair value option became available, where we have significant influence over the investee and would otherwise apply the equity method of accounting. In certain cases, we apply the equity method of accounting to new investments that are strategic in nature or closely related to our principal business activities, where we have a significant degree of involvement in the cash flows or operations of the investee, or where cost-benefit considerations are less significant.

Goodwill and Identifiable Intangible Assets

As a result of our acquisitions, principally SLK LLC (SLK) in 2000, The Ayco Company, L.P. (Ayco) in 2003 and our variable annuity and life insurance business in 2006, we have acquired goodwill and identifiable intangible assets. Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date.

Goodwill. We test the goodwill in each of our operating segments, which are components one level below our three business segments, for impairment at least annually, by comparing the estimated fair value of each operating segment with its estimated net book value. We derive the fair value of each of our operating segments based on valuation techniques we believe market participants would use for each segment (observable average price-to-earnings multiples of our competitors in these businesses and price-to-book multiples). We derive the net book value of our operating segments by estimating the amount of shareholders' equity required to support the activities of each operating segment. Our last annual impairment test was performed during our 2009 fourth quarter and no impairment was identified.

During 2008 (particularly during the fourth quarter) and early 2009, the financial services industry and the securities markets generally were materially and adversely affected by significant declines in the values of nearly all asset classes and by a serious lack of liquidity. If there was a prolonged period of weakness in the business environment and financial markets, our businesses would be adversely affected, which could result in an impairment of goodwill in the future.

The following table sets forth the carrying value of our goodwill by operating segment:

Goodwill by Operating Segment

(in millions)	As of December 2009	As of November 2008
Investment Banking		
Underwriting	$ 125	$ 125
Trading and Principal Investments		
FICC	265	247
Equities[1]	2,389	2,389
Principal Investments	84	80
Asset Management and Securities Services		
Asset Management[2]	563	565
Securities Services	117	117
Total	$3,543	$3,523

[1] Primarily related to SLK.

[2] Primarily related to Ayco.

Identifiable Intangible Assets. We amortize our identifiable intangible assets over their estimated lives or, in the case of insurance contracts, in proportion to estimated gross profits or premium revenues. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, generally calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The following table sets forth the carrying value and range of estimated remaining lives of our identifiable intangible assets by major asset class:

Identifiable Intangible Assets by Asset Class

	As of		
	December 2009		November 2008
($ in millions)	Carrying Value	Range of Estimated Remaining Lives (in years)	Carrying Value
Customer lists[1]	$ 645	2–16	$ 724
New York Stock Exchange (NYSE) Designated Market Maker (DMM) rights	420	12	462
Insurance-related assets[2]	150	6	155
Exchange-traded fund (ETF) lead market maker rights	90	18	95
Other[3]	72	2–16	93
Total	$1,377		$1,529

[1] Primarily includes our clearance and execution and NASDAQ customer lists related to SLK and financial counseling customer lists related to Ayco.

[2] Primarily includes the value of business acquired related to our insurance businesses.

[3] Primarily includes marketing-related assets and other contractual rights.

A prolonged period of weakness in global equity markets could adversely impact our businesses and impair the value of our identifiable intangible assets. In addition, certain events could indicate a potential impairment of our identifiable intangible assets, including (i) changes in trading volumes or market structure that could adversely affect our exchange-based market-making businesses (see discussion below), (ii) an adverse action or assessment by a regulator or (iii) adverse actual experience on the contracts in our variable annuity and life insurance business.

In October 2008, the SEC approved the NYSE's proposal to create a new market model and redefine the role of NYSE DMMs. In June 2009, the NYSE successfully completed the rollout of new systems architecture that further reduces order completion time, which enables the NYSE to offer competitive execution speeds, while continuing to incorporate the price discovery provided by DMMs. Following solid performance during the first half of 2009, in the latter half of 2009, our DMM business was adversely impacted primarily by the lack of timely market data in the internal order/execution system of the NYSE (which, at times, results in DMMs making markets without real-time price information) and to a lesser extent, by lower trading volumes and lower volatility. In 2010, the NYSE is expected to address this market data issue. There can be no assurance that changes in these factors will result in sufficient cash flows to avoid impairment of our NYSE DMM rights in the future. In accordance with the requirements of ASC 360, we will be closely monitoring the performance of our DMM business to determine whether an impairment loss is required in the future. As of December 2009, the carrying value of our NYSE DMM rights was $420 million. To the extent that there were to be an impairment in the future, it would result in a significant writedown in the carrying value of these DMM rights.

Use of Estimates

The use of generally accepted accounting principles requires management to make certain estimates and assumptions. In addition to the estimates we make in connection with fair value measurements and the accounting for goodwill and identifiable intangible assets, the use of estimates and assumptions is also important in determining provisions for potential losses that may arise from litigation and regulatory proceedings and tax audits.

We estimate and provide for potential losses that may arise out of litigation and regulatory proceedings to the extent that such losses are probable and can be reasonably estimated. In accounting for income taxes, we estimate and provide for potential liabilities that may arise out of tax audits to the extent that uncertain tax positions fail to meet the recognition standard under ASC 740. See Note 2 to the consolidated financial statements for further information regarding accounting for income taxes.

Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total estimated liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case or proceeding, our experience and the experience of others in similar cases or proceedings, and the opinions and views of legal counsel. Given the inherent difficulty of predicting the outcome of our litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, we cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. See "—Legal Proceedings" in Part I, Item 3 of our Annual Report on Form 10-K for information on our judicial, regulatory and arbitration proceedings.

Results of Operations

The composition of our net revenues has varied over time as financial markets and the scope of our operations have changed. The composition of net revenues can also vary over the shorter term due to fluctuations in U.S. and global economic and market conditions. See "—Certain Risk Factors That May Affect Our Businesses" above and "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for a further discussion of the impact of economic and market conditions on our results of operations.

Financial Overview

The following table sets forth an overview of our financial results:

Financial Overview

($ in millions, except per share amounts)	Year Ended December 2009	Year Ended November 2008	Year Ended November 2007	One Month Ended December 2008
Net revenues	**$45,173**	$22,222	$45,987	$ 183
Pre-tax earnings/(loss)	**19,829**	2,336	17,604	(1,258)
Net earnings/(loss)	**13,385**	2,322	11,599	(780)
Net earnings/(loss) applicable to common shareholders	**12,192**	2,041	11,407	(1,028)
Diluted earnings/(loss) per common share	**22.13**	4.47	24.73	(2.15)
Return on average common shareholders' equity [1]	**22.5%**	4.9%	32.7%	N.M.

[1] ROE is computed by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity. The following table sets forth our average common shareholders' equity:

(in millions)	Average for the Year Ended December 2009	Average for the Year Ended November 2008	Average for the Year Ended November 2007	Average for the One Month Ended December 2008
Total shareholders' equity	**$ 65,527**	$47,167	$37,959	$ 63,712
Preferred stock	**(11,363)**	(5,157)	(3,100)	(16,477)
Common shareholders' equity	**$ 54,164**	$42,010	$34,859	$ 47,235

NET REVENUES

2009 versus 2008. Our net revenues were $45.17 billion in 2009, more than double the amount in 2008, reflecting significantly higher net revenues in Trading and Principal Investments. The increase in Trading and Principal Investments reflected a very strong performance in FICC and significantly improved results in Principal Investments, as well as higher net revenues in Equities. During 2009, FICC operated in an environment characterized by strong client-driven activity, particularly in more liquid products. In addition, asset values generally improved and corporate credit spreads tightened significantly for most of the year. Net revenues in FICC were significantly higher compared with 2008, reflecting particularly strong performances in credit products, mortgages and interest rate products, which were each significantly higher than 2008. Net revenues in commodities were also particularly strong and were slightly higher than 2008, while net revenues in currencies were strong, but lower than a particularly strong 2008. During 2009, mortgages included a loss of approximately $1.5 billion (excluding hedges) on commercial mortgage loans. Results in 2008 were negatively impacted by asset writedowns across non-investment-grade credit origination activities, corporate debt, private and public equities, and residential and commercial mortgage loans and securities. The increase in Principal Investments reflected gains on corporate principal investments and our investment in the ordinary shares of ICBC compared with net losses in 2008. In 2009, results in Principal Investments included a gain of $1.58 billion related to our investment in the ordinary shares of ICBC, a gain of $1.31 billion from corporate principal investments and a loss of $1.76 billion from real estate principal investments. Net revenues in Equities for 2009 reflected strong results in the client franchise businesses. However, results in the client franchise businesses were lower than a strong 2008 and included significantly lower commissions. Results in principal strategies were positive compared with losses in 2008. During 2009, Equities operated in an environment characterized by a significant increase in global equity prices, favorable market opportunities and a significant decline in volatility levels.

Net revenues in Asset Management and Securities Services decreased significantly compared with 2008, reflecting significantly lower net revenues in Securities Services, as well as lower net revenues in Asset Management. The decrease in Securities Services primarily reflected the impact of lower customer balances, reflecting lower hedge fund industry assets and reduced leverage. The decrease in Asset Management primarily reflected the impact of changes in the composition of assets managed, principally due to equity market depreciation during the fourth quarter of 2008, as well as lower incentive fees. During the year ended December 31, 2009, assets under management increased $73 billion to $871 billion, due to $76 billion of market appreciation, primarily in fixed income and equity assets, partially offset by $3 billion of net outflows. Outflows in money market assets were offset by inflows in fixed income assets.

Net revenues in Investment Banking decreased compared with 2008, reflecting significantly lower net revenues in Financial Advisory, partially offset by higher net revenues in our Underwriting business. The decrease in Financial Advisory reflected a decline in industry-wide completed mergers and acquisitions. The increase in Underwriting reflected higher net revenues in equity underwriting, primarily reflecting an increase in industry-wide equity and equity-related offerings. Net revenues in debt underwriting were slightly lower than in 2008.

2008 versus 2007. Our net revenues were $22.22 billion in 2008, a decrease of 52% compared with 2007, reflecting a particularly difficult operating environment, including significant asset price declines, high levels of volatility and reduced levels of liquidity, particularly in the fourth quarter. In addition, credit markets experienced significant dislocation between prices for cash instruments and the related derivative contracts and between credit indices and underlying single names. Net revenues in Trading and Principal Investments were significantly lower compared with 2007, reflecting significant declines in FICC, Principal Investments and Equities. The decrease in FICC primarily reflected losses in credit products, which included a loss of approximately $3.1 billion (net of hedges) related to non-investment-grade credit origination activities and losses from investments, including corporate debt and private and public equities. Results in mortgages included net losses of approximately $1.7 billion on residential mortgage loans and securities and approximately $1.4 billion on commercial mortgage loans and securities. Interest rate products, currencies and commodities each produced particularly strong results and net revenues were higher compared with 2007. During 2008, although client-driven activity was generally solid, FICC operated in a challenging environment characterized by broad-based declines in asset values, wider mortgage and corporate credit spreads, reduced levels of liquidity and broad-based investor deleveraging, particularly in the second half of the year. The decline in Principal Investments primarily reflected net losses of $2.53 billion from corporate principal investments and $949 million from real estate principal investments, as well as a $446 million loss from our investment in the ordinary shares of ICBC. In Equities, the decrease compared with particularly strong net revenues in 2007 reflected losses in principal strategies, partially offset by higher net revenues in our client franchise businesses. Commissions were particularly strong and were higher than 2007. During 2008, Equities operated in an environment characterized by a significant decline in global equity prices, broad-based investor deleveraging and very high levels of volatility, particularly in the second half of the year.

Net revenues in Investment Banking also declined significantly compared with 2007, reflecting significantly lower net revenues in both Financial Advisory and Underwriting. In Financial Advisory, the decrease compared with particularly strong net revenues in 2007 reflected a decline in industry-wide completed mergers and acquisitions. The decrease in Underwriting primarily reflected significantly lower net revenues in debt underwriting, primarily due to a decline in leveraged finance and mortgage-related activity, reflecting difficult market conditions. Net revenues in equity underwriting were slightly lower compared with 2007, reflecting a decrease in industry-wide equity and equity-related offerings.

Net revenues in Asset Management and Securities Services increased compared with 2007. Securities Services net revenues were higher, reflecting the impact of changes in the composition of securities lending customer balances, as well as higher total average customer balances. Asset Management net revenues increased slightly compared with 2007. During the year, assets under management decreased $89 billion to $779 billion, due to $123 billion of market depreciation, primarily in equity assets, partially offset by $34 billion of net inflows.

One Month Ended December 2008. Our net revenues were $183 million for the month of December 2008. These results reflected a continuation of the difficult operating environment experienced during our fiscal fourth quarter of 2008, particularly across global equity and credit markets. Trading and Principal Investments recorded negative net revenues of $507 million. Results in Principal Investments reflected net losses of $529 million from real estate principal investments and $501 million from corporate principal investments, partially offset by a gain of $228 million related to our investment in the ordinary shares of ICBC. Results in FICC included a loss in credit products of approximately $1 billion (net of hedges) related to non-investment-grade credit origination activities, primarily reflecting a writedown of approximately $850 million related to the bridge and bank loan facilities held in LyondellBasell Finance Company. In addition, results in mortgages included a loss of approximately $625 million (excluding hedges) on commercial mortgage loans and securities. Interest rate products, currencies and commodities each produced strong results for the month of December 2008. During the month of December, although market opportunities were favorable for certain businesses, FICC operated in an environment generally characterized by continued weakness in the broader credit markets. Results in Equities reflected lower commission volumes and lower net revenues from derivatives compared with average monthly levels in 2008, as well as weak results in principal strategies. During the month of December, Equities operated in an environment characterized by continued weakness in global equity markets and continued high levels of volatility.

Net revenues in Investment Banking were $135 million for the month of December and reflected very low levels of activity in industry-wide completed mergers and acquisitions, as well as continued challenging market conditions across equity and leveraged finance markets, which adversely affected our Underwriting business.

Net revenues in Asset Management and Securities Services were $555 million for the month of December, reflecting Asset Management net revenues of $319 million and Securities Services net revenues of $236 million. During the calendar month of December, assets under management increased $19 billion to $798 billion due to $13 billion of market appreciation, primarily in fixed income and equity assets, and $6 billion of net inflows. Net inflows reflected inflows in money market assets, partially offset by outflows in fixed income, equity and alternative investment assets. Net revenues in Securities Services reflected favorable changes in the composition of securities lending balances, but were negatively impacted by a decline in total average customer balances.

OPERATING EXPENSES

Our operating expenses are primarily influenced by compensation, headcount and levels of business activity. Compensation and benefits expenses includes salaries, discretionary compensation, amortization of equity awards and other items such as payroll taxes, severance costs and benefits. Discretionary compensation is significantly impacted by, among other factors, the level of net revenues, prevailing labor markets, business mix and the structure of our share-based compensation programs. Our ratio of compensation and benefits to net revenues was 35.8% for 2009 and represented our lowest annual ratio of compensation and benefits to net revenues. While net revenues for 2009 were only 2% lower than our record net revenues in 2007, total compensation and benefits expenses for 2009 were 20% lower than 2007. For 2008, our ratio of compensation and benefits (excluding severance costs of approximately $275 million in the fourth quarter of 2008) to net revenues was 48.0%. Our compensation expense can vary from year to year and is based on our performance, prevailing labor markets and other factors. Our record low compensation ratio for 2009 reflects both very strong net revenues and the broader environment in which we currently operate.

On December 9, 2009, the United Kingdom proposed legislation that would impose a non-deductible 50% tax on certain financial institutions in respect of discretionary bonuses in excess of £25,000 awarded under arrangements made between December 9, 2009 and April 5, 2010 to "relevant banking employees." We are currently evaluating the impact of the draft legislation on our results of operations. However, since this legislation is in draft form, certain details surrounding the tax have not been finalized. The impact of the tax will be recorded when the legislation is enacted, which is currently expected to occur in the second quarter of 2010.

The following table sets forth our operating expenses and total staff:

Operating Expenses and Total Staff

($ in millions)	Year Ended December 2009	Year Ended November 2008	Year Ended November 2007	One Month Ended December 2008
Compensation and benefits	$16,193	$10,934	$20,190	$ 744
Brokerage, clearing, exchange and distribution fees	2,298	2,998	2,758	165
Market development	342	485	601	16
Communications and technology	709	759	665	62
Depreciation and amortization [1]	1,734	1,262	819	111
Occupancy	950	960	975	82
Professional fees	678	779	714	58
Other expenses	2,440	1,709	1,661	203
Total non-compensation expenses	9,151	8,952	8,193	697
Total operating expenses	$25,344	$19,886	$28,383	$ 1,441
Total staff at period end [2]	32,500	34,500	35,500	33,300
Total staff at period end including consolidated entities held for investment purposes [3]	36,200	39,200	40,000	38,000

(1) Beginning in the second quarter of 2009, "Amortization of identifiable intangible assets" is included in "Depreciation and amortization" in the consolidated statements of earnings. Prior periods have been reclassified to conform to the current presentation.

(2) Includes employees, consultants and temporary staff.

(3) Compensation and benefits and non-compensation expenses related to consolidated entities held for investment purposes are included in their respective line items in the consolidated statements of earnings. Consolidated entities held for investment purposes are entities that are held strictly for capital appreciation, have a defined exit strategy and are engaged in activities that are not closely related to our principal businesses.

2009 versus 2008. Operating expenses of $25.34 billion for 2009 increased 27% compared with 2008. Compensation and benefits expenses (including salaries, discretionary compensation, amortization of equity awards and other items such as payroll taxes, severance costs and benefits) of $16.19 billion were higher compared with 2008, due to higher net revenues. Our ratio of compensation and benefits to net revenues for 2009 was 35.8%, down from 48.0% (excluding severance costs of approximately $275 million in the fourth quarter of 2008) for 2008. In 2009, compensation was reduced by $500 million to fund a charitable contribution to Goldman Sachs Gives, our donor-advised fund. Total staff decreased 2% during 2009. Total staff including consolidated entities held for investment purposes decreased 5% during 2009.

Non-compensation expenses of $9.15 billion for 2009 increased 2% compared with 2008. The increase compared with 2008 reflected the impact of charitable contributions of approximately $850 million (included in other expenses) during 2009, primarily including $310 million to The Goldman Sachs Foundation and $500 million to Goldman Sachs Gives. Compensation was reduced to fund the charitable contribution to Goldman Sachs Gives. The focus for this $500 million contribution to Goldman Sachs Gives is on those areas that have proven to be fundamental to creating jobs and economic growth, building and stabilizing communities, honoring service and veterans and increasing educational opportunities. We will ask our participating managing directors to make recommendations regarding potential charitable recipients for this contribution. Depreciation and amortization expenses also increased compared with 2008 and included real estate impairment charges of approximately

$600 million related to consolidated entities held for investment purposes during 2009. The real estate impairment charges, which were measured based on discounted cash flow analysis, are included in our Trading and Principal Investments segment and reflected weakness in the commercial real estate markets, particularly in Asia. These increases were partially offset by the impact of lower brokerage, clearing, exchange and distribution fees, principally reflecting lower transaction volumes in Equities, and the impact of reduced staff levels and expense reduction initiatives during 2009.

2008 versus 2007. Operating expenses of $19.89 billion for 2008 decreased 30% compared with 2007. Compensation and benefits expenses (including salaries, discretionary compensation, amortization of equity awards and other items such as payroll taxes, severance costs and benefits) of $10.93 billion decreased 46% compared with 2007, reflecting lower levels of discretionary compensation due to lower net revenues. For 2008, our ratio of compensation and benefits (excluding severance costs of approximately $275 million in the fourth quarter of 2008) to net revenues was 48.0%. Our ratio of compensation and benefits to net revenues was 43.9% for 2007. Total staff decreased 3% during 2008. Total staff including consolidated entities held for investment purposes decreased 2% during 2008.

Non-compensation expenses of $8.95 billion for 2008 increased 9% compared with 2007. The increase compared with 2007 was principally attributable to higher depreciation and amortization expenses, primarily reflecting the impact of real estate impairment charges related to consolidated entities held for investment purposes during 2008, and higher brokerage, clearing, exchange and distribution fees, primarily due to increased activity levels in Equities and FICC.

One Month Ended December 2008. Operating expenses were $1.44 billion for the month of December 2008. Compensation and benefits expenses (including salaries, amortization of equity awards and other items such as payroll taxes, severance costs and benefits) were $744 million. No discretionary compensation was accrued for the month of December. Total staff decreased 3% compared with the end of fiscal year 2008. Total staff including consolidated entities held for investment purposes decreased 3% compared with the end of fiscal year 2008.

Non-compensation expenses of $697 million for the month of December 2008 were generally lower than average monthly levels in 2008, primarily reflecting lower levels of business activity. Total non-compensation expenses included $68 million of net provisions for a number of litigation and regulatory proceedings.

PROVISION FOR TAXES

During 2009, the firm incurred $6.44 billion of corporate taxes, resulting in an effective income tax rate of 32.5%. The effective income tax rate for 2008 was approximately 1% and the effective income tax rate for 2007 was 34.1%. The increase in the effective income tax rate for 2009 compared with 2008 was primarily due to changes in the geographic earnings mix and a decrease in permanent benefits as a percentage of higher earnings. The effective tax rate for 2009 represents a return to a geographic earnings mix that is more in line with our historic earnings mix. The decrease in the effective income tax rate for 2008 compared with 2007 was primarily due to an increase in permanent benefits as a percentage of lower earnings and changes in geographic earnings mix. During 2008, we incurred losses in various U.S. and non-U.S. entities whose income/(losses) are subject to tax in the U.S. We also had profitable operations in certain non-U.S. entities that are taxed at their applicable local tax rates, which are generally lower than the U.S. rate. The effective income tax rate for the month of December 2008 was 38.0%.

Effective January 1, 2010, the rules related to the deferral of U.S. tax on certain non-repatriated active financing income expired. We are currently assessing the impact but do not expect this change to be material to our financial condition, results of operations or cash flows for 2010.

Our effective income tax rate can vary from period to period depending on, among other factors, the geographic and business mix of our earnings, the level of our pre-tax earnings, the level of our tax credits and the effect of tax audits. Certain of these and other factors, including our history of pre-tax earnings, are taken into account in assessing our ability to realize our net deferred tax assets. See Note 16 to the consolidated financial statements for further information regarding our provision for taxes.

Segment Operating Results

The following table sets forth the net revenues, operating expenses and pre-tax earnings of our segments:

Segment Operating Results

(in millions)		Year Ended December 2009	Year Ended November 2008	Year Ended November 2007	One Month Ended December 2008
Investment Banking	Net revenues	$ 4,797	$ 5,185	$ 7,555	$ 135
	Operating expenses	3,527	3,143	4,985	169
	Pre-tax earnings/(loss)	$ 1,270	$ 2,042	$ 2,570	$ (34)
Trading and Principal Investments	Net revenues	$34,373	$ 9,063	$31,226	$ (507)
	Operating expenses	17,053	11,808	17,998	875
	Pre-tax earnings/(loss)	$17,320	$ (2,745)	$13,228	$(1,382)
Asset Management and Securities Services	Net revenues	$ 6,003	$ 7,974	$ 7,206	$ 555
	Operating expenses	4,660	4,939	5,363	329
	Pre-tax earnings	$ 1,343	$ 3,035	$ 1,843	$ 226
Total	Net revenues	$45,173	$22,222	$45,987	$ 183
	Operating expenses [1]	25,344	19,886	28,383	1,441
	Pre-tax earnings/(loss)	$19,829	$ 2,336	$17,604	$(1,258)

(1) Operating expenses include net provisions for a number of litigation and regulatory proceedings of $104 million, $(4) million, $37 million and $68 million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively, that have not been allocated to our segments.

Net revenues in our segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. See Note 18 to the consolidated financial statements for further information regarding our business segments.

The cost drivers of Goldman Sachs taken as a whole — compensation, headcount and levels of business activity — are broadly similar in each of our business segments. Compensation and benefits expenses within our segments reflect, among other factors, the overall performance of Goldman Sachs as well as the performance of individual business units. Consequently, pre-tax margins in one segment of our business may be significantly affected by the performance of our other business segments. A discussion of segment operating results follows.

INVESTMENT BANKING

Our Investment Banking segment is divided into two components:

- **Financial Advisory.** Financial Advisory includes advisory assignments with respect to mergers and acquisitions, divestitures, corporate defense activities, restructurings and spin-offs.
- **Underwriting.** Underwriting includes public offerings and private placements of a wide range of securities and other financial instruments.

The following table sets forth the operating results of our Investment Banking segment:

Investment Banking Operating Results

(in millions)	Year Ended December 2009	Year Ended November 2008	Year Ended November 2007	One Month Ended December 2008
Financial Advisory	**$1,893**	$2,656	$4,222	$ 72
Equity underwriting	**1,771**	1,353	1,382	19
Debt underwriting	**1,133**	1,176	1,951	44
Total Underwriting	**2,904**	2,529	3,333	63
Total net revenues	**4,797**	5,185	7,555	135
Operating expenses	**3,527**	3,143	4,985	169
Pre-tax earnings/(loss)	**$1,270**	$2,042	$2,570	$ (34)

The following table sets forth our financial advisory and underwriting transaction volumes:

Goldman Sachs Global Investment Banking Volumes [1]

(in billions)	Year Ended December 2009	Year Ended November 2008	Year Ended November 2007	One Month Ended December 2008
Announced mergers and acquisitions [2]	**$651**	$804	$1,260	$18
Completed mergers and acquisitions [2]	**682**	829	1,490	15
Equity and equity-related offerings [3]	**78**	56	66	2
Debt offerings [4]	**257**	165	324	19

(1) Announced and completed mergers and acquisitions volumes are based on full credit to each of the advisors in a transaction. Equity and equity-related offerings and debt offerings are based on full credit for single book managers and equal credit for joint book managers. Transaction volumes may not be indicative of net revenues in a given period. In addition, transaction volumes for prior periods may vary from amounts previously reported due to the subsequent withdrawal or a change in the value of a transaction.

(2) Source: Dealogic.

(3) Source: Thomson Reuters. Includes Rule 144A and public common stock offerings, convertible offerings and rights offerings.

(4) Source: Thomson Reuters. Includes non-convertible preferred stock, mortgage-backed securities, asset-backed securities and taxable municipal debt. Includes publicly registered and Rule 144A issues. Excludes leveraged loans.

2009 versus 2008. Net revenues in Investment Banking of $4.80 billion for 2009 decreased 7% compared with 2008.

Net revenues in Financial Advisory of $1.89 billion decreased 29% compared with 2008, reflecting a decline in industry-wide completed mergers and acquisitions. Net revenues in our Underwriting business of $2.90 billion increased 15% compared with 2008, due to higher net revenues in equity underwriting, primarily reflecting an increase in industry-wide equity and equity-related offerings. Net revenues in debt underwriting were slightly lower than in 2008. Our investment banking transaction backlog increased significantly during the twelve months ended December 31, 2009.[1]

Operating expenses of $3.53 billion for 2009 increased 12% compared with 2008, due to increased compensation and benefits expenses. Pre-tax earnings of $1.27 billion in 2009 decreased 38% compared with 2008.

2008 versus 2007. Net revenues in Investment Banking of $5.19 billion for 2008 decreased 31% compared with 2007.

Net revenues in Financial Advisory of $2.66 billion decreased 37% compared with particularly strong net revenues in 2007, primarily reflecting a decline in industry-wide completed mergers and acquisitions. Net revenues in our Underwriting business of $2.53 billion decreased 24% compared with 2007, principally due to significantly lower net revenues in debt underwriting. The decrease in debt underwriting was primarily due to a decline in leveraged finance and mortgage-related activity, reflecting difficult market conditions. Net revenues in equity underwriting were slightly lower compared with 2007, reflecting a decrease in industry-wide equity and equity-related offerings. Our investment banking transaction backlog ended the year significantly lower than at the end of 2007.[1]

Operating expenses of $3.14 billion for 2008 decreased 37% compared with 2007, due to decreased compensation and benefits expenses, resulting from lower levels of discretionary compensation. Pre-tax earnings of $2.04 billion in 2008 decreased 21% compared with 2007.

One Month Ended December 2008. Net revenues in Investment Banking were $135 million for the month of December 2008. Net revenues in Financial Advisory were $72 million, reflecting very low levels of industry-wide completed mergers and acquisitions activity. Net revenues in our Underwriting business were $63 million, reflecting continued challenging market conditions across equity and leveraged finance markets. Our investment banking transaction backlog decreased from the end of fiscal year 2008.[1]

Operating expenses were $169 million for the month of December 2008. Pre-tax loss was $34 million for the month of December 2008.

TRADING AND PRINCIPAL INVESTMENTS

Our Trading and Principal Investments segment is divided into three components:

- **FICC.** We make markets in and trade interest rate and credit products, mortgage-related securities and loan products and other asset-backed instruments, currencies and commodities, structure and enter into a wide variety of derivative transactions, and engage in proprietary trading and investing.
- **Equities.** We make markets in and trade equities and equity-related products, structure and enter into equity derivative transactions and engage in proprietary trading. We generate commissions from executing and clearing client transactions on major stock, options and futures exchanges worldwide through our Equities client franchise and clearing activities. We also engage in exchange-based market-making activities and in insurance activities.
- **Principal Investments.** We make real estate and corporate principal investments, including our investment in the ordinary shares of ICBC. We generate net revenues from returns on these investments and from the increased share of the income and gains derived from our merchant banking funds when the return on a fund's investments over the life of the fund exceeds certain threshold returns (typically referred to as an override).

Substantially all of our inventory is marked-to-market daily and, therefore, its value and our net revenues are subject to fluctuations based on market movements. In addition, net revenues derived from our principal investments, including those in privately held concerns and in real estate, may fluctuate significantly depending on the revaluation of these investments in any given period. We also regularly enter into large transactions as part of our trading businesses. The number and size of such transactions may affect our results of operations in a given period.

Net revenues from Principal Investments do not include management fees generated from our merchant banking funds. These management fees are included in the net revenues of the Asset Management and Securities Services segment.

(1) Our investment banking transaction backlog represents an estimate of our future net revenues from investment banking transactions where we believe that future revenue realization is more likely than not.

The following table sets forth the operating results of our Trading and Principal Investments segment:

Trading and Principal Investments Operating Results

	Year Ended			One Month Ended
(in millions)	December 2009	November 2008	November 2007	December 2008
FICC	$23,316	$ 3,713	$16,165	$ (320)
Equities trading	6,046	4,208	6,725	363
Equities commissions	3,840	4,998	4,579	251
Total Equities	9,886	9,206	11,304	614
ICBC	1,582	(446)	495	228
Gross gains	3,415	1,335	3,728	213
Gross losses	(3,870)	(4,815)	(943)	(1,243)
Net other corporate and real estate investments	(455)	(3,480)	2,785	(1,030)
Overrides	44	70	477	1
Total Principal Investments	1,171	(3,856)	3,757	(801)
Total net revenues	34,373	9,063	31,226	(507)
Operating expenses	17,053	11,808	17,998	875
Pre-tax earnings/(loss)	$17,320	$ (2,745)	$13,228	$(1,382)

2009 versus 2008. Net revenues in Trading and Principal Investments of $34.37 billion for 2009 increased significantly compared with 2008.

Net revenues in FICC of $23.32 billion for 2009 increased significantly compared with 2008. During 2009, FICC operated in an environment characterized by strong client-driven activity, particularly in more liquid products. In addition, asset values generally improved and corporate credit spreads tightened significantly for most of the year. The increase in net revenues compared with 2008 reflected particularly strong performances in credit products, mortgages and interest rate products, which were each significantly higher than 2008. Net revenues in commodities were also particularly strong and were slightly higher than 2008, while net revenues in currencies were strong, but lower than a particularly strong 2008. During 2009, mortgages included a loss of approximately $1.5 billion (excluding hedges) on commercial mortgage loans. Results in 2008 were negatively impacted by asset writedowns across non-investment-grade credit origination activities, corporate debt, private and public equities, and residential and commercial mortgage loans and securities.

Net revenues in Equities of $9.89 billion for 2009 increased 7% compared with 2008. Net revenues for 2009 reflected strong results in the client franchise businesses. However, these results were lower than a strong 2008 and included significantly lower commissions. Results in principal strategies were positive compared with losses in 2008. During 2009, Equities operated in an environment characterized by a significant increase in global equity prices, favorable market opportunities and a significant decline in volatility levels.

Principal Investments recorded net revenues of $1.17 billion for 2009. These results included a gain of $1.58 billion related to our investment in the ordinary shares of ICBC, a gain of $1.31 billion from corporate principal investments and a loss of $1.76 billion from real estate principal investments.

Operating expenses of $17.05 billion for 2009 increased 44% compared with 2008, due to increased compensation and benefits expenses, resulting from higher net revenues. In addition, depreciation and amortization expenses were higher than 2008, reflecting the impact of real estate impairment charges of approximately $600 million related to consolidated entities held for investment purposes during 2009, while brokerage, clearing, exchange and distribution fees were lower than 2008, principally reflecting lower transaction volumes in Equities. Pre-tax earnings were $17.32 billion in 2009 compared with a pre-tax loss of $2.75 billion in 2008.

2008 versus 2007. Net revenues in Trading and Principal Investments of $9.06 billion for 2008 decreased 71% compared with 2007.

Net revenues in FICC of $3.71 billion for 2008 decreased 77% compared with 2007, primarily reflecting losses in credit products, which included a loss of approximately

$3.1 billion (net of hedges) related to non-investment-grade credit origination activities and losses from investments, including corporate debt and private and public equities. Results in mortgages included net losses of approximately $1.7 billion on residential mortgage loans and securities and approximately $1.4 billion on commercial mortgage loans and securities. Interest rate products, currencies and commodities each produced particularly strong results and net revenues were higher compared with 2007. During 2008, although client-driven activity was generally solid, FICC operated in a challenging environment characterized by broad-based declines in asset values, wider mortgage and corporate credit spreads, reduced levels of liquidity and broad-based investor deleveraging, particularly in the second half of the year.

Net revenues in Equities of $9.21 billion for 2008 decreased 19% compared with a particularly strong 2007, reflecting losses in principal strategies, partially offset by higher net revenues in the client franchise businesses. Commissions were particularly strong and were higher than 2007. During 2008, Equities operated in an environment characterized by a significant decline in global equity prices, broad-based investor deleveraging and very high levels of volatility, particularly in the second half of the year.

Principal Investments recorded a net loss of $3.86 billion for 2008. These results included net losses of $2.53 billion from corporate principal investments and $949 million from real estate principal investments, as well as a $446 million loss related to our investment in the ordinary shares of ICBC.

Operating expenses of $11.81 billion for 2008 decreased 34% compared with 2007, due to decreased compensation and benefits expenses, resulting from lower levels of discretionary compensation. This decrease was partially offset by increased depreciation and amortization expenses, primarily reflecting the impact of real estate impairment charges related to consolidated entities held for investment purposes during 2008, and higher brokerage, clearing, exchange and distribution fees, primarily reflecting increased activity levels in Equities and FICC. Pre-tax loss was $2.75 billion in 2008 compared with pre-tax earnings of $13.23 billion in 2007.

One Month Ended December 2008. Trading and Principal Investments recorded negative net revenues of $507 million for the month of December 2008.

FICC recorded negative net revenues of $320 million for the month of December 2008. Results in credit products included a loss of approximately $1 billion (net of hedges) related to non-investment-grade credit origination activities, primarily reflecting a writedown of approximately $850 million related to the bridge and bank loan facilities held in LyondellBasell Finance Company. In addition, results in mortgages included a loss of approximately $625 million (excluding hedges) on commercial mortgage loans and securities. Interest rate products, currencies and commodities each produced strong results for the month of December 2008. During the month of December, although market opportunities were favorable for certain businesses, FICC operated in an environment generally characterized by continued weakness in the broader credit markets.

Net revenues in Equities were $614 million for the month of December 2008. These results reflected lower commission volumes and lower net revenues from derivatives compared with average monthly levels in 2008, as well as weak results in principal strategies. During the month of December, Equities operated in an environment characterized by continued weakness in global equity markets and continued high levels of volatility.

Principal Investments recorded a net loss of $801 million for the month of December 2008. These results included net losses of $529 million from real estate principal investments and $501 million from corporate principal investments, partially offset by a gain of $228 million related to our investment in the ordinary shares of ICBC.

Operating expenses were $875 million for the month of December 2008. Pre-tax loss was $1.38 billion for the month of December 2008.

ASSET MANAGEMENT AND SECURITIES SERVICES

Our Asset Management and Securities Services segment is divided into two components:

- **Asset Management.** Asset Management provides investment and wealth advisory services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and primarily generates revenues in the form of management and incentive fees.
- **Securities Services.** Securities Services provides prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide, and generates revenues primarily in the form of interest rate spreads or fees.

Assets under management typically generate fees as a percentage of asset value, which is affected by investment performance and by inflows and redemptions. The fees that we charge vary by asset class, as do our related expenses. In certain circumstances, we are also entitled to receive incentive fees based on a percentage of a fund's return or when the return on assets under management exceeds specified benchmark returns or other performance targets. Incentive fees are recognized when the performance period ends (in most cases, on December 31) and they are no longer subject to adjustment.

The following table sets forth the operating results of our Asset Management and Securities Services segment:

Asset Management and Securities Services Operating Results

	Year Ended			One Month Ended
(in millions)	December 2009	November 2008	November 2007	December 2008
Management and other fees	**$3,833**	$4,321	$4,303	$318
Incentive fees	**137**	231	187	1
Total Asset Management	**3,970**	4,552	4,490	319
Securities Services	**2,033**	3,422	2,716	236
Total net revenues	**6,003**	7,974	7,206	555
Operating expenses	**4,660**	4,939	5,363	329
Pre-tax earnings	**$1,343**	$3,035	$1,843	$226

Assets under management include assets in our mutual funds, alternative investment funds and separately managed accounts for institutional and individual investors. Substantially all assets under management are valued as of calendar month-end. Assets under management do not include:

- assets in brokerage accounts that generate commissions, mark-ups and spreads based on transactional activity;
- our own investments in funds that we manage; or
- non-fee-paying assets, including interest-bearing deposits held through our bank depository institution subsidiaries.

The following table sets forth our assets under management by asset class:

Assets Under Management by Asset Class

	As of		
(in billions)	December 31, 2009	November 30, 2008	November 30, 2007
Alternative investments [1]	**$146**	$146	$151
Equity	**146**	112	255
Fixed income	**315**	248	256
Total non-money market assets	**607**	506	662
Money markets	**264**	273	206
Total assets under management	**$871**	$779	$868

(1) Primarily includes hedge funds, private equity, real estate, currencies, commodities and asset allocation strategies.

The following table sets forth a summary of the changes in our assets under management:

Changes in Assets Under Management

	Year Ended		
	December 31,	November 30,	
(in billions)	2009	2008	2007
Balance, beginning of year	$798 [1]	$ 868	$676
Net inflows/(outflows)			
Alternative investments	(5)	8	9
Equity	(2)	(55)	26
Fixed income	26	14	38
Total non-money market net inflows/(outflows)	19	(33)	73 [2]
Money markets	(22)	67	88
Total net inflows/(outflows)	(3)	34	161
Net market appreciation/(depreciation)	76	(123)	31
Balance, end of year	$871	$ 779	$868

(1) Includes market appreciation of $13 billion and net inflows of $6 billion during the calendar month of December 2008.

(2) Includes $7 billion in net asset inflows in connection with our acquisition of Macquarie–IMM Investment Management.

2009 versus 2008. Net revenues in Asset Management and Securities Services of $6.00 billion for 2009 decreased 25% compared with 2008.

Asset Management net revenues of $3.97 billion for 2009 decreased 13% compared with 2008, primarily reflecting the impact of changes in the composition of assets managed, principally due to equity market depreciation during the fourth quarter of 2008, as well as lower incentive fees. During the year ended December 31, 2009, assets under management increased $73 billion to $871 billion, due to $76 billion of market appreciation, primarily in fixed income and equity assets, partially offset by $3 billion of net outflows. Outflows in money market assets were offset by inflows in fixed income assets.

Securities Services net revenues of $2.03 billion decreased 41% compared with 2008. The decrease in net revenues primarily reflected the impact of lower customer balances, reflecting lower hedge fund industry assets and reduced leverage.

Operating expenses of $4.66 billion for 2009 decreased 6% compared with 2008, due to decreased compensation and benefits expenses. Pre-tax earnings of $1.34 billion in 2009 decreased 56% compared with 2008.

2008 versus 2007. Net revenues in Asset Management and Securities Services of $7.97 billion for 2008 increased 11% compared with 2007.

Asset Management net revenues of $4.55 billion for 2008 increased 1% compared with 2007. During 2008, assets under management decreased $89 billion to $779 billion, due to $123 billion of market depreciation, primarily in equity assets, partially offset by $34 billion of net inflows. Net inflows reflected inflows in money market, fixed income and alternative investment assets, partially offset by outflows in equity assets.

Securities Services net revenues of $3.42 billion for 2008 increased 26% compared with 2007, reflecting the impact of changes in the composition of securities lending customer balances, as well as higher total average customer balances.

Operating expenses of $4.94 billion for 2008 decreased 8% compared with 2007, due to decreased compensation and benefits expenses, resulting from lower levels of discretionary compensation. Pre-tax earnings of $3.04 billion in 2008 increased 65% compared with 2007.

One Month Ended December 2008. Net revenues in Asset Management and Securities Services were $555 million for the month of December 2008.

Asset Management net revenues were $319 million for the month of December 2008. During the calendar month of December, assets under management increased $19 billion to $798 billion due to $13 billion of market appreciation, primarily in fixed income and equity assets, and $6 billion of net inflows. Net inflows reflected inflows in money market assets, partially offset by outflows in fixed income, equity and alternative investment assets.

Securities Services net revenues were $236 million for the month of December 2008. These results reflected favorable changes in the composition of securities lending balances, but were negatively impacted by a decline in total average customer balances.

Operating expenses were $329 million for the month of December 2008. Pre-tax earnings were $226 million for the month of December 2008.

Geographic Data

See Note 18 to the consolidated financial statements for a summary of our total net revenues, pre-tax earnings and net earnings by geographic region.

Off-Balance-Sheet Arrangements

We have various types of off-balance-sheet arrangements that we enter into in the ordinary course of business. Our involvement in these arrangements can take many different forms, including purchasing or retaining residual and other interests in mortgage-backed and other asset-backed securitization vehicles; holding senior and subordinated debt, interests in limited and general partnerships, and preferred and common stock in other nonconsolidated vehicles; entering into interest rate, foreign currency, equity, commodity and credit derivatives, including total return swaps; entering into operating leases; and providing guarantees, indemnifications, loan commitments, letters of credit and representations and warranties.

We enter into these arrangements for a variety of business purposes, including the securitization of commercial and residential mortgages, corporate bonds, and other types of financial assets. Other reasons for entering into these arrangements include underwriting client securitization transactions; providing secondary market liquidity; making investments in performing and nonperforming debt, equity, real estate and other assets; providing investors with credit-linked and asset-repackaged notes; and receiving or providing letters of credit to satisfy margin requirements and to facilitate the clearance and settlement process.

We engage in transactions with variable interest entities (VIEs), including VIEs that were considered qualifying special-purpose entities (QSPEs) prior to our adoption of Accounting Standards Update 2009-16, "Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets," in the first quarter of 2010. Asset-backed financing vehicles are critical to the functioning of several significant investor markets, including the mortgage-backed and other asset-backed securities markets, since they offer investors access to specific cash flows and risks created through the securitization process. Our financial interests in, and derivative transactions with, such nonconsolidated entities are accounted for at fair value, in the same manner as our other financial instruments, except in cases where we apply the equity method of accounting.

We did not have off-balance-sheet commitments to purchase or finance any CDOs held by structured investment vehicles as of December 2009 or November 2008.

In December 2007, the American Securitization Forum (ASF) issued the "Streamlined Foreclosure and Loss Avoidance Framework for Securitized Subprime Adjustable Rate Mortgage Loans" (ASF Framework). The ASF Framework provides guidance for servicers to streamline borrower evaluation procedures and to facilitate the use of foreclosure and loss prevention measures for securitized subprime residential mortgages that meet certain criteria. For certain eligible loans as defined in the ASF Framework, servicers may presume default is reasonably foreseeable and apply a fast-track loan modification plan, under which the loan interest rate will be kept at the then current rate for a period up to five years following the upcoming reset date. Mortgage loan modifications of these eligible loans did not affect our accounting treatment for QSPEs that hold the subprime loans.

The following table sets forth where a discussion of off-balance-sheet arrangements may be found in this Annual Report:

Type of Off-Balance-Sheet Arrangement	Disclosure in Annual Report
Retained interests or other continuing involvement relating to assets transferred by us to nonconsolidated entities	See Note 4 to the consolidated financial statements.
Leases, letters of credit, and loans and other commitments	See "—Contractual Obligations" below and Note 8 to the consolidated financial statements.
Guarantees	See Note 8 to the consolidated financial statements.
Other obligations, including contingent obligations, arising out of variable interests we have in nonconsolidated entities	See Note 4 to the consolidated financial statements.
Derivative contracts	See "—Critical Accounting Policies" above, and "—Risk Management" and "—Derivatives" below and Notes 3 and 7 to the consolidated financial statements.

In addition, see Note 2 to the consolidated financial statements for a discussion of our consolidation policies and recent accounting developments that affected these policies effective January 1, 2010.

Equity Capital

The level and composition of our equity capital are determined by multiple factors including our consolidated regulatory capital requirements and an internal risk-based capital assessment, and may also be influenced by rating agency guidelines, subsidiary capital requirements, the business environment, conditions in the financial markets and assessments of potential future losses due to adverse changes in our business and market environments.

Our consolidated regulatory capital requirements are determined by the Federal Reserve Board, as described below. Our internal risk-based capital assessment is designed to identify and measure material risks associated with our business activities, including market risk, credit risk and operational risk, in a manner that is closely aligned with our risk management practices.

As of December 2009, our total shareholders' equity was $70.71 billion (consisting of common shareholders' equity of $63.76 billion and preferred stock of $6.96 billion). As of November 2008, our total shareholders' equity was $64.37 billion (consisting of common shareholders' equity of $47.90 billion and preferred stock of $16.47 billion). In addition to total shareholders' equity, we consider our $5.00 billion of junior subordinated debt issued to trusts to be part of our equity capital, as it qualifies as capital for regulatory and certain rating agency purposes.

Consolidated Capital Requirements

The Federal Reserve Board is the primary U.S. regulator of Group Inc., a bank holding company that in August 2009 also became a financial holding company under the U.S. Gramm-Leach-Bliley Act of 1999. As a bank holding company, we are subject to consolidated regulatory capital requirements administered by the Federal Reserve Board. Under the Federal Reserve Board's capital adequacy rules, Goldman Sachs must meet specific capital requirements that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory reporting practices. The firm's capital levels are also subject to qualitative judgments by its regulators about components, risk weightings and other factors.

CONSOLIDATED CAPITAL RATIOS

The following table sets forth information regarding our consolidated capital ratios as of December 2009 calculated in accordance with the Federal Reserve Board's regulatory capital requirements currently applicable to bank holding companies, which are based on Basel I. These ratios are used by the Federal Reserve Board and other U.S. federal banking agencies in the supervisory review process, including the assessment of our capital adequacy. The calculation of these ratios includes certain market risk measures that are under review by the Federal Reserve Board. The calculation of these ratios has not been reviewed with the Federal Reserve Board and, accordingly, these ratios may be revised in subsequent filings.

($ in millions)	As of December 2009
Tier 1 Capital	
Common shareholders' equity	$ 63,757
Preferred stock	6,957
Junior subordinated debt issued to trusts	5,000
Less: Goodwill	(3,543)
Less: Disallowable intangible assets	(1,377)
Less: Other deductions [1]	(6,152)
Tier 1 Capital	64,642
Tier 2 Capital	
Qualifying subordinated debt [2]	14,004
Less: Other deductions [1]	(176)
Tier 2 Capital	$ 13,828
Total Capital	$ 78,470
Risk-Weighted Assets	$431,890
Tier 1 Capital Ratio	15.0%
Total Capital Ratio	18.2%
Tier 1 Leverage Ratio	7.6%

(1) Principally includes equity investments in non-financial companies and the cumulative change in the fair value of our unsecured borrowings attributable to the impact of changes in our own credit spreads, disallowed deferred tax assets, and investments in certain nonconsolidating entities.

(2) Substantially all of our subordinated debt qualifies as Tier 2 capital for Basel I purposes.

RWAs under the Federal Reserve Board's risk-based capital guidelines are calculated based on the amount of market risk and credit risk. RWAs for market risk include certain measures that are under review by the Federal Reserve Board. Credit risk for on-balance sheet assets is based on the balance sheet value. For off-balance sheet exposures, including OTC derivatives and commitments, a credit equivalent amount is calculated based on the notional of each trade. All such assets and amounts are then assigned a risk weight depending on, among other things, whether the counterparty is a sovereign, bank or qualifying securities firm, or other entity (or if collateral is held, depending on the nature of the collateral).

Our Tier 1 leverage ratio is defined as Tier 1 capital under Basel I divided by adjusted average total assets (which includes adjustments for disallowed goodwill and certain intangible assets).

Federal Reserve Board regulations require bank holding companies to maintain a minimum Tier 1 capital ratio of 4% and a minimum total capital ratio of 8%. The required minimum Tier 1 capital ratio and total capital ratio in order to be considered a "well capitalized" bank holding company under the Federal Reserve Board guidelines are 6% and 10%, respectively. Bank holding companies may be expected to maintain ratios well above the minimum levels, depending upon their particular condition, risk profile and growth plans. The minimum Tier 1 leverage ratio is 3% for bank holding companies that have received the highest supervisory rating under Federal Reserve Board guidelines or that have implemented the Federal Reserve Board's risk-based capital measure for market risk. Other bank holding companies must have a minimum Tier 1 leverage ratio of 4%.

During 2009, the Basel Committee on Banking Supervision proposed several changes to the method of computing capital ratios. In addition, there are several other proposals which could potentially impact capital requirements. As a consequence, it is possible that minimum capital ratios required to be maintained under Federal Reserve Board regulations could be increased. It is also possible that changes in the prescribed calculation methodology could result in higher RWAs and lower capital ratios than are currently computed.

Subsidiary Capital Requirements

Many of our subsidiaries are subject to separate regulation and capital requirements in jurisdictions throughout the world. GS Bank USA, a New York State-chartered bank and a member of the Federal Reserve System and the Federal Deposit Insurance Corporation (FDIC), is regulated by the Federal Reserve Board and the New York State Banking Department and is subject to minimum capital requirements that (subject to certain exceptions) are similar to those applicable to bank holding companies. GS Bank USA and its subsidiaries are subject to the regulatory framework for prompt corrective action (PCA). GS Bank USA computes its capital ratios in accordance with the regulatory capital guidelines currently applicable to state member banks, which are based on Basel I as implemented by the Federal Reserve Board, for purposes of assessing the adequacy of its capital. GS Bank USA's capital levels and PCA classification are subject to qualitative judgments by its regulators about components, risk weightings and other factors.

GS&Co. and Goldman Sachs Execution & Clearing, L.P. are registered U.S. broker-dealers and futures commission merchants, and are subject to regulatory capital requirements, including those imposed by the SEC, the Commodity Futures Trading Commission, the Chicago Board of Trade, the Financial Industry Regulatory Authority, Inc. and the National Futures Association. Goldman Sachs International (GSI) and Goldman Sachs Japan Co., Ltd., our principal non-U.S. regulated broker-dealer subsidiaries, are subject to the capital requirements of the U.K.'s Financial Services Authority and Japan's Financial Services Agency, respectively.

See Note 17 to the consolidated financial statements for information regarding GS Bank USA's capital ratios under Basel I as implemented by the Federal Reserve Board, and for further information regarding the capital requirements of our other regulated subsidiaries.

Subsidiaries not subject to separate regulatory capital requirements may hold capital to satisfy local tax guidelines, rating agency requirements (for entities with assigned credit ratings) or internal policies, including policies concerning the minimum amount of capital a subsidiary should hold based on its underlying level of risk. In certain instances, Group Inc. may be limited in its ability to access capital held at certain subsidiaries as a result of regulatory, tax or other constraints. As of December 2009, Group Inc.'s equity investment in subsidiaries was $65.74 billion compared with its total shareholders' equity of $70.71 billion.

Group Inc. has guaranteed the payment obligations of GS&Co., GS Bank USA and GS Bank Europe, subject to certain exceptions. In November 2008, we contributed subsidiaries into GS Bank USA, and Group Inc. agreed to guarantee certain losses, including credit-related losses, relating to assets held by the contributed entities. In connection with this guarantee, Group Inc. also agreed to pledge to GS Bank USA certain collateral, including interests in subsidiaries and other illiquid assets.

Our capital invested in non-U.S. subsidiaries is generally exposed to foreign exchange risk, substantially all of which is managed through a combination of derivative contracts and non-U.S. denominated debt.

Rating Agency Guidelines

The credit rating agencies assign credit ratings to the obligations of Group Inc., which directly issues or guarantees substantially all of the firm's senior unsecured obligations. GS Bank USA has also been assigned a long-term issuer rating as well as ratings on its long-term and short-term bank deposits. In addition, credit rating agencies have assigned ratings to debt obligations of certain other subsidiaries of Group Inc.

The level and composition of our equity capital are among the many factors considered in determining our credit ratings. Each agency has its own definition of eligible capital and methodology for evaluating capital adequacy, and assessments are generally based on a combination of factors rather than a single calculation. See "—Liquidity and Funding Risk—Credit Ratings" below for further information regarding our credit ratings.

Equity Capital Management

Our objective is to maintain a sufficient level and optimal composition of equity capital. We principally manage our capital through issuances and repurchases of our common stock. We may also, from time to time, issue or repurchase our preferred stock, junior subordinated debt issued to trusts and other subordinated debt as business conditions warrant. We manage our capital requirements principally by setting limits on balance sheet assets and/or limits on risk, in each case at both the consolidated and business unit levels. We attribute capital usage to each of our business units based upon our internal risk-based capital framework and manage the levels of usage based upon the balance sheet and risk limits established.

Stock Offering. During the second quarter of 2009, we completed a public offering of 46.7 million common shares at $123.00 per share for total proceeds of $5.75 billion.

Preferred Stock. In June 2009, we repurchased from the U.S. Treasury the 10.0 million shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series H (Series H Preferred Stock), that were issued to the U.S. Treasury pursuant to the U.S. Treasury's TARP Capital Purchase Program. The repurchase resulted in a one-time preferred dividend of $426 million, which is included in the consolidated statement of earnings for the year ended December 2009. This one-time preferred dividend represented the difference between the carrying value and the redemption value of the Series H Preferred Stock. In connection with the issuance of the Series H Preferred Stock in October 2008, we issued a 10-year warrant to the U.S. Treasury to purchase up to 12.2 million shares of common stock at an exercise price of $122.90 per share. We repurchased this warrant in full in July 2009 for $1.1 billion, which was recorded as a reduction to additional paid-in capital. Our cumulative payments to the U.S. Treasury related to the U.S. Treasury's TARP Capital Purchase Program totaled $11.42 billion, including the return of the U.S. Treasury's $10.0 billion investment (inclusive of the $426 million described above), $318 million in preferred dividends and $1.1 billion related to the warrant repurchase.

In October 2008, we issued to Berkshire Hathaway and certain affiliates 50,000 shares of 10% Cumulative Perpetual Preferred Stock, Series G (Series G Preferred Stock), and a five-year warrant to purchase up to 43.5 million shares of common stock at an exercise price of $115.00 per share, for aggregate proceeds of $5.00 billion. The allocated carrying values of the warrant and the Series G Preferred Stock (based on their relative fair values on the date of issuance) were $1.14 billion and $3.86 billion, respectively. The Series G Preferred Stock is redeemable at the firm's option, subject to the approval of the Federal Reserve Board, at a redemption value of $5.50 billion, plus accrued and unpaid dividends. Accordingly, upon a redemption in full at any time in the future of the Series G Preferred Stock, we would recognize a one-time preferred dividend of $1.64 billion (calculated as the difference between the carrying value and redemption value of the preferred stock), which would be recorded as a reduction to our earnings applicable to common shareholders and to our common shareholders' equity in the period of redemption.

Share Repurchase Program. We seek to use our share repurchase program to help maintain the appropriate level of common equity and to substantially offset increases in share count over time resulting from employee share-based compensation. The repurchase program is effected primarily through regular open-market purchases, the amounts and timing of which are determined primarily by our current and projected capital positions (i.e., comparisons of our desired level of capital to our actual level of capital) but which may also be influenced by general market conditions and the prevailing price and trading volumes of our common stock. Any repurchase of our common stock requires approval by the Federal Reserve Board.

As of December 2009, we were authorized to repurchase up to 60.8 million additional shares of common stock pursuant to our repurchase program, subject to the approval of the Federal Reserve Board. See "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" in Part II, Item 5 of our Annual Report on Form 10-K and Note 9 to the consolidated financial statements for additional information on our repurchase program.

See Notes 7 and 9 to the consolidated financial statements for further information regarding our preferred stock, junior subordinated debt issued to trusts and other subordinated debt.

Capital Ratios and Metrics

The following table sets forth information on our assets, shareholders' equity, leverage ratios, capital ratios and book value per common share:

	As of	
($ in millions, except per share amounts)	December 2009	November 2008
Total assets	$848,942	$884,547
Adjusted assets [1]	546,151	528,292
Total shareholders' equity	70,714	64,369
Tangible equity capital [2]	70,794	64,317
Leverage ratio [3]	12.0x	13.7x
Adjusted leverage ratio [4]	7.7x	8.2x
Debt to equity ratio [5]	2.6x	2.6x
Common shareholders' equity	$ 63,757	$ 47,898
Tangible common shareholders' equity [6]	58,837	42,846
Book value per common share [7]	117.48	98.68
Tangible book value per common share [6][7]	108.42	88.27

Management's Discussion and Analysis

	As of December 2009
	Basel I[8]
Tier 1 capital ratio	15.0%
Total capital ratio	18.2%
Tier 1 leverage ratio	7.6%
Tier 1 common ratio[9]	12.2%
Tangible common shareholders' equity[6] to risk-weighted assets ratio	13.6%

(1) Adjusted assets excludes (i) low-risk collateralized assets generally associated with our matched book and securities lending businesses and federal funds sold, (ii) cash and securities we segregate for regulatory and other purposes and (iii) goodwill and identifiable intangible assets which are deducted when calculating tangible equity capital (see footnote 2 below).

The following table sets forth the reconciliation of total assets to adjusted assets:

(in millions)	As of December 2009	As of November 2008
Total assets	$ 848,942	$ 884,547
Deduct: Securities borrowed	(189,939)	(180,795)
Securities purchased under agreements to resell and federal funds sold	(144,279)	(122,021)
Add: Trading liabilities, at fair value	129,019	175,972
Less derivative liabilities	(56,009)	(117,695)
Subtotal	73,010	58,277
Deduct: Cash and securities segregated for regulatory and other purposes	(36,663)	(106,664)
Goodwill and identifiable intangible assets	(4,920)	(5,052)
Adjusted assets	$ 546,151	$ 528,292

(2) Tangible equity capital equals total shareholders' equity and junior subordinated debt issued to trusts less goodwill and identifiable intangible assets. We consider junior subordinated debt issued to trusts to be a component of our tangible equity capital base due to certain characteristics of the debt, including its long-term nature, our ability to defer payments due on the debt and the subordinated nature of the debt in our capital structure.

The following table sets forth the reconciliation of total shareholders' equity to tangible equity capital:

(in millions)	As of December 2009	As of November 2008
Total shareholders' equity	$70,714	$64,369
Add: Junior subordinated debt issued to trusts	5,000	5,000
Deduct: Goodwill and identifiable intangible assets	(4,920)	(5,052)
Tangible equity capital	$70,794	$64,317

(3) The leverage ratio equals total assets divided by total shareholders' equity. This ratio is different from the Tier 1 leverage ratio included above, which is described in Note 17 to the consolidated financial statements.

(4) The adjusted leverage ratio equals adjusted assets divided by tangible equity capital. We believe that the adjusted leverage ratio is a more meaningful measure of our capital adequacy than the leverage ratio because it excludes certain low-risk collateralized assets that are generally supported with little or no capital and reflects the tangible equity capital deployed in our businesses.

(5) The debt to equity ratio equals unsecured long-term borrowings divided by total shareholders' equity.

(6) Tangible common shareholders' equity equals total shareholders' equity less preferred stock, goodwill and identifiable intangible assets. Tangible book value per common share is computed by dividing tangible common shareholders' equity by the number of common shares outstanding, including RSUs granted to employees with no future service requirements. We believe that tangible common shareholders' equity is meaningful because it is one of the measures that we and investors use to assess capital adequacy.

The following table sets forth the reconciliation of total shareholders' equity to tangible common shareholders' equity:

(in millions)	As of December 2009	As of November 2008
Total shareholders' equity	$70,714	$ 64,369
Deduct: Preferred stock	(6,957)	(16,471)
Common shareholders' equity	63,757	47,898
Deduct: Goodwill and identifiable intangible assets	(4,920)	(5,052)
Tangible common shareholders' equity	$58,837	$ 42,846

(7) Book value and tangible book value per common share are based on common shares outstanding, including RSUs granted to employees with no future service requirements, of 542.7 million and 485.4 million as of December 2009 and November 2008, respectively.

(8) Calculated in accordance with the regulatory capital requirements currently applicable to bank holding companies. RWAs were $431.89 billion as of December 2009 under Basel I. See Note 17 to the consolidated financial statements for further information regarding our regulatory capital ratios.

(9) The Tier 1 common ratio equals Tier 1 capital less preferred stock and junior subordinated debt issued to trusts, divided by RWAs. We believe that the Tier 1 common ratio is meaningful because it is one of the measures that we and investors use to assess capital adequacy.

The following table sets forth the reconciliation of Tier 1 capital to Tier 1 common capital:

(in millions)	As of December 2009
Tier 1 capital	$64,642
Deduct: Preferred stock	(6,957)
Deduct: Junior subordinated debt issued to trusts	(5,000)
Tier 1 common capital	$52,685

Contractual Obligations

Goldman Sachs has contractual obligations to make future payments related to our unsecured long-term borrowings, secured long-term financings, time deposits, long-term noncancelable lease agreements and purchase obligations and has commitments under a variety of commercial arrangements.

The following table sets forth our contractual obligations by maturity date as of December 2009:

Contractual Obligations

(in millions)	2010	2011–2012	2013–2014	2015–Thereafter	Total
Unsecured long-term borrowings [1] [2] [3]	$ –	$50,950	$41,674	$92,461	$185,085
Secured long-term financings [1] [2] [4]	–	5,558	3,135	2,510	11,203
Time deposits (long-term) [5]	–	2,474	2,251	2,058	6,783
Contractual interest payments [6]	7,228	12,628	9,588	29,780	59,224
Insurance liabilities [7]	692	1,253	1,084	9,082	12,111
Minimum rental payments	494	664	455	1,555	3,168
Purchase obligations	251	58	38	33	380

(1) Obligations maturing within one year of our financial statement date or redeemable within one year of our financial statement date at the option of the holder are excluded from this table and are treated as short-term obligations. See Note 3 to the consolidated financial statements for further information regarding our secured financings.

(2) Obligations that are repayable prior to maturity at the option of Goldman Sachs are reflected at their contractual maturity dates. Obligations that are redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

(3) Includes $21.39 billion accounted for at fair value under the fair value option, primarily consisting of hybrid financial instruments and prepaid physical commodity transactions.

(4) These obligations are reported in "Other secured financings" in the consolidated statements of financial condition and include $8.00 billion accounted for at fair value under the fair value option, primarily consisting of transfers accounted for as financings rather than sales and debt raised through our William Street credit extension program.

(5) Excludes $2.51 billion of time deposits maturing within one year of our financial statement date.

(6) Represents estimated future interest payments related to unsecured long-term borrowings, secured long-term financings and time deposits based on applicable interest rates as of December 2009. Includes stated coupons, if any, on structured notes.

(7) Represents estimated undiscounted payments related to future benefits and unpaid claims arising from policies associated with our insurance activities, excluding separate accounts and estimated recoveries under reinsurance contracts.

As of December 2009, our unsecured long-term borrowings were $185.09 billion, with maturities extending to 2043, and consisted principally of senior borrowings. See Note 7 to the consolidated financial statements for further information regarding our unsecured long-term borrowings.

As of December 2009, our future minimum rental payments, net of minimum sublease rentals, under noncancelable leases were $3.17 billion. These lease commitments, principally for office space, expire on various dates through 2069. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. See Note 8 to the consolidated financial statements for further information regarding our leases.

Our occupancy expenses include costs associated with office space held in excess of our current requirements. This excess space, the cost of which is charged to earnings as incurred, is being held for potential growth or to replace currently occupied space that we may exit in the future. We regularly evaluate our current and future space capacity in relation to current and projected staffing levels. In 2009, we incurred exit costs of $61 million related to our office space (included in "Occupancy" and "Depreciation and Amortization" in the consolidated statements of earnings). We may incur exit costs in the future to the extent we (i) reduce our space capacity or (ii) commit to, or occupy, new properties in the locations in which we operate and, consequently, dispose of existing space that had been held for potential growth. These exit costs may be material to our results of operations in a given period.

As of December 2009, included in purchase obligations was $142 million of construction-related obligations. As of December 2009, our construction-related obligations include commitments of $104 million related to our new headquarters in New York City. Initial occupancy of our new headquarters occurred during the fourth quarter of 2009.

Due to the uncertainty of the timing and amounts that will ultimately be paid, our liability for unrecognized tax benefits has been excluded from the above contractual obligations table.

See Note 8 to the consolidated financial statements for information regarding our commitments, contingencies and guarantees.

Risk Management

Management believes that effective risk management is of primary importance to the success of Goldman Sachs. Accordingly, we have a comprehensive risk management process to monitor, evaluate and manage the principal risks we assume in conducting our activities. These risks include market, credit, liquidity, operational, legal, regulatory and reputational exposures.

Risk Management Structure

We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. In addition, a number of committees are responsible for monitoring risk exposures and for general oversight of our risk management process, as described further below. These committees (including their subcommittees), meet regularly and consist of senior members of both our revenue-producing units and departments that are independent of our revenue-producing units.

Segregation of duties and management oversight are fundamental elements of our risk management process. In addition to the committees described below, functions that are independent of the revenue-producing units, such as Compliance, Finance, Legal, Management Controls (Internal Audit) and Operations, perform risk management functions, which include monitoring, analyzing and evaluating risk.

Management Committee. The Management Committee oversees the global activities of the firm, including all firm risk control functions. The Committee provides this oversight directly and through authority delegated to the committees it has established.

Risk Committees. The Firmwide Risk Committee is globally responsible for the ongoing monitoring and control of financial risks associated with the activities of the firm. Through both direct and delegated authority, the Committee approves firmwide, product, divisional and business unit limits for both market and credit risks, approves sovereign credit risk limits and credit risk limits by ratings groups, and reviews stress test and scenario analyses results. The Committee also approves new businesses and products.

The Securities Division Risk Committee sets market risk limits for our trading activities, subject to overall firmwide risk limits, for the FICC and Equities businesses based on a number of risk measures, including VaR, stress tests, scenario analyses, and inventory levels.

Business unit risk limits are established by the appropriate risk committee and may be further allocated by the business unit managers to individual trading desks. Trading desk managers have the first line of responsibility for managing risk within prescribed limits. These managers have in-depth knowledge of the primary sources of risk in their respective markets and the instruments available to hedge their exposures.

Market risk limits are monitored by the Finance Division and are reviewed regularly by the appropriate risk committee. Limit violations are reported to the appropriate risk committee and business unit managers and addressed, as necessary. Credit risk limits are also monitored by the Finance Division and reviewed by the appropriate risk committee.

The Investment Management Division Risk Committee oversees market, counterparty credit and liquidity risks related to our asset management businesses.

Business Practices Committee. The Business Practices Committee assists senior management in its oversight of compliance and operational risks and related reputational concerns, seeks to ensure the consistency of our policies, practices and procedures with our Business Principles, and makes recommendations on ways to mitigate potential risks.

Firmwide Capital Committee. The Firmwide Capital Committee provides approval and oversight of debt-related transactions, including principal commitments of the firm's capital. Such capital commitments include, but are not limited to, extensions of credit, alternative liquidity commitments and certain debt underwritings. The Firmwide Capital Committee aims to ensure that business and reputational standards for underwritings and capital commitments are maintained on a global basis.

Commitments Committee. The Commitments Committee reviews and approves underwriting and distribution activities, primarily with respect to offerings of equity and equity-related securities, and sets and maintains policies and procedures designed to ensure that legal, reputational, regulatory and business standards are maintained in conjunction with these activities. In addition to reviewing specific transactions, the Commitments Committee periodically conducts strategic reviews of industry sectors and products and establishes policies in connection with transaction practices.

Credit Policy Committee. The Credit Policy Committee establishes and reviews broad credit policies and parameters that are implemented by the Credit Department.

Finance Committee. The Finance Committee has oversight responsibility for liquidity risk, the size and composition of our balance sheet and capital base, and our credit ratings. The Finance Committee regularly reviews our liquidity, balance sheet, funding position and capitalization and makes adjustments in light of current events, risks and exposures, and regulatory requirements.

New Products Committee. The New Products Committee, under the oversight of the Firmwide Risk Committee, is responsible for reviewing and approving new product proposals.

Operational Risk Committee. The Operational Risk Committee provides oversight of the ongoing development and implementation of our operational risk policies, framework and methodologies, and monitors the effectiveness of operational risk management.

Structured Products Committee. The Structured Products Committee reviews and approves proposed structured product transactions to be entered into with our clients that raise legal, regulatory, tax or accounting issues or present reputational risk to Goldman Sachs.

Market Risk

The potential for changes in the market value of our trading and investing positions is referred to as market risk. Such positions result from market-making, proprietary trading, underwriting and investing activities. Substantially all of our inventory positions are marked-to-market on a daily basis and changes are recorded in net revenues.

Categories of market risk include exposures to interest rates, equity prices, currency rates and commodity prices. A description of each market risk category is set forth below:

- Interest rate risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates, mortgage prepayment speeds and credit spreads.
- Equity price risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Currency rate risks result from exposures to changes in spot prices, forward prices and volatilities of currency rates.
- Commodity price risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, petroleum products, and precious and base metals.

We seek to manage these risks by diversifying exposures, controlling position sizes and establishing economic hedges in related securities or derivatives. For example, we may seek to hedge a portfolio of common stocks by taking an offsetting position in a related equity-index futures contract. The ability to manage an exposure may, however, be limited by adverse changes in the liquidity of the security or the related hedge instrument and in the correlation of price movements between the security and related hedge instrument.

In addition to applying business judgment, senior management uses a number of quantitative tools to manage our exposure to market risk for "Trading assets, at fair value" and "Trading liabilities, at fair value" in the consolidated statements of financial condition. These tools include:

- risk limits based on a summary measure of market risk exposure referred to as VaR;
- scenario analyses, stress tests and other analytical tools that measure the potential effects on our trading net revenues of various market events, including, but not limited to, a large widening of credit spreads, a substantial decline in equity markets and significant moves in selected emerging markets; and
- inventory position limits for selected business units.

VaR

VaR is the potential loss in value of trading positions due to adverse market movements over a defined time horizon with a specified confidence level.

For the VaR numbers reported below, a one-day time horizon and a 95% confidence level were used. This means that there is a 1 in 20 chance that daily trading net revenues will fall below the expected daily trading net revenues by an amount at least as large as the reported VaR. Thus, shortfalls from expected trading net revenues on a single trading day greater than the reported VaR would be anticipated to occur, on average, about once a month. Shortfalls on a single day can exceed reported VaR by significant amounts. Shortfalls can also occur more frequently or accumulate over a longer time horizon such as a number of consecutive trading days.

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While we believe that these assumptions and approximations are reasonable, there is no standard methodology for estimating VaR, and different assumptions and/or approximations could produce materially different VaR estimates.

We use historical data to estimate our VaR and, to better reflect current asset volatilities, we generally weight historical data to give greater importance to more recent observations. Given its reliance on historical data, VaR is most effective in estimating risk exposures in markets in which there are no sudden fundamental changes or shifts in market conditions. An inherent limitation of VaR is that the distribution of past changes in market risk factors may not produce accurate predictions of future market risk. Different VaR methodologies and distributional assumptions could produce a materially different VaR. Moreover, VaR calculated for a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or offset with hedges within one day.

The following tables set forth the daily VaR:

Average Daily VaR [1]

(in millions)

	Year Ended		
Risk Categories	December 2009	November 2008	November 2007
Interest rates	$176	$ 142	$ 85
Equity prices	66	72	100
Currency rates	36	30	23
Commodity prices	36	44	26
Diversification effect [2]	(96)	(108)	(96)
Total	$218	$ 180	$138

(1) Certain portfolios and individual positions are not included in VaR, where VaR is not the most appropriate measure of risk (e.g., due to transfer restrictions and/or illiquidity). See "—Other Market Risk Measures" below.

(2) Equals the difference between total VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Our average daily VaR increased to $218 million in 2009 from $180 million in 2008, principally due to an increase in the interest rates category and a reduction in the diversification benefit across risk categories, partially offset by a decrease in the commodity prices category. The increase in interest rates was primarily due to wider spreads. The decrease in commodity prices was primarily due to lower energy prices.

Our average daily VaR increased to $180 million in 2008 from $138 million in 2007, principally due to increases in the interest rate, commodity price and currency rate categories, partially offset by a decrease in the equity prices category. The increase in interest rates was primarily due to higher levels of volatility and wider spreads, partially offset by position reductions, and the increases in commodity prices and currency rates were primarily due to higher levels of volatility. The decrease in equity prices was principally due to position reductions, partially offset by higher levels of volatility.

VaR excludes the impact of changes in counterparty and our own credit spreads on derivatives as well as changes in our own credit spreads on unsecured borrowings for which the fair value option was elected. The estimated sensitivity of our net revenues to a one basis point increase in credit spreads (counterparty and our own) on derivatives was a $1 million loss as of December 2009. In addition, the estimated sensitivity of our net revenues to a one basis point increase in our own credit spreads on unsecured borrowings for which the fair value option was elected was an $8 million gain (including hedges) as of December 2009.

Daily VaR [1]

(in millions)

	As of		Year Ended	
	December 2009	November 2008	December 2009	
Risk Categories			High	Low
Interest rates	$ 122	$228	$252	$111
Equity prices	99	38	123	32
Currency rates	21	36	61	20
Commodity prices	33	33	59	18
Diversification effect [2]	(122)	(91)		
Total	$ 153	$244	$285	$153

(1) Certain portfolios and individual positions are not included in VaR, where VaR is not the most appropriate measure of risk (e.g., due to transfer restrictions and/or illiquidity). See "—Other Market Risk Measures" below.

(2) Equals the difference between total VaR and the sum of the VaRs for the four risk categories. This effect arises because the four market risk categories are not perfectly correlated.

Our daily VaR decreased to $153 million as of December 2009 from $244 million as of November 2008, due to a decrease in the interest rate and currency rate categories as well as an increase in the diversification benefit across risk categories, partially offset by an increase in the equity prices category. The decrease in interest rates was principally due to lower market volatilities, tighter spreads and lower levels of exposure. The decrease in currency rates was primarily due to lower market volatilities. The increase in equity prices was primarily due to higher levels of exposure.

The following chart presents our daily VaR during 2009:

Daily VaR

($ in millions)


Daily Trading VaR
320
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
First Quarter 2009
Second Quarter 2009
Third Quarter 2009
Fourth Quarter 2009

TRADING NET REVENUES DISTRIBUTION

The following chart sets forth the frequency distribution of our daily trading net revenues for substantially all inventory positions included in VaR for the year ended December 2009:


Daily Trading Net Revenues
($ in millions)
Number of Days
160
140
120
100
80
60
40
20
0
0
2
3
5
9
18
35
29
31
131
<(100)
(100)–(75)
(75)–(50)
(50)–(25)
(25)–0
0–25
25–50
50–75
75–100
>100
Daily Trading Net Revenues

As part of our overall risk control process, daily trading net revenues are compared with VaR calculated as of the end of the prior business day. Trading losses incurred on a single day did not exceed our 95% one-day VaR during 2009. Trading losses incurred on a single day exceeded our 95% one-day VaR on 13 occasions during 2008.

OTHER MARKET RISK MEASURES

Certain portfolios and individual positions are not included in VaR, where VaR is not the most appropriate measure of risk (e.g., due to transfer restrictions and/or illiquidity). The market risk related to our investment in the ordinary shares of ICBC, excluding interests held by investment funds managed by Goldman Sachs, is measured by estimating the potential reduction in net revenues associated with a 10% decline in the ICBC ordinary share price. The market risk related to the remaining positions is measured by estimating the potential reduction in net revenues associated with a 10% decline in asset values.

The sensitivity analyses for these equity and debt positions in the FICC and Equities components of our Trading and Principal Investments segment and equity, debt (primarily mezzanine instruments) and real estate positions in the Principal Investments component of our Trading and Principal Investments segment are measured by the impact of a decline in the asset values (including the impact of leverage in the underlying investments for real estate positions in the Principal Investments component) of such positions. The fair value of the underlying positions may be impacted by recent third-party investments or pending transactions, third-party independent appraisals, transactions in similar instruments, valuation multiples and public comparables, and changes in financial ratios or cash flows.

The following table sets forth market risk for positions not included in VaR. These measures do not reflect diversification benefits across asset categories and, given the differing likelihood of the potential declines in asset categories, these measures have not been aggregated:

Asset Categories	10% Sensitivity Measure	10% Sensitivity Amount as of December 2009	10% Sensitivity Amount as of November 2008
		(in millions)	
FICC and Equities[1]			
Equity[2]	Underlying asset value	$ 616	$ 790
Debt[3]	Underlying asset value	431	808
Principal Investments[4]			
ICBC	ICBC ordinary share price	298	202
Other Equity[5]	Underlying asset value	1,001	1,155
Debt[6]	Underlying asset value	947	694
Real Estate[7]	Underlying asset value	690	1,330

(1) In addition to the positions in these portfolios, which are accounted for at fair value, we make investments accounted for under the equity method and we also make direct investments in real estate, both of which are included in "Other assets" in the consolidated statements of financial condition. Direct investments in real estate are accounted for at cost less accumulated depreciation. See Note 12 to the consolidated financial statements for information on "Other assets."

(2) Relates to private and restricted public equity securities held within the FICC and Equities components of our Trading and Principal Investments segment.

(3) Primarily relates to acquired portfolios of distressed loans (primarily backed by commercial and residential real estate collateral), loans backed by commercial real estate, and corporate debt held within the FICC component of our Trading and Principal Investments segment.

(4) Represents investments included within the Principal Investments component of our Trading and Principal Investments segment.

(5) Primarily relates to interests in our merchant banking funds that invest in corporate equities.

(6) Primarily relates to interests in our merchant banking funds that invest in corporate mezzanine debt instruments.

(7) Primarily relates to interests in our merchant banking funds that invest in real estate. Such funds typically employ leverage as part of the investment strategy. This sensitivity measure is based on our percentage ownership of the underlying asset values in the funds and unfunded commitments to the funds.

The decrease in our 10% sensitivity measures as of December 2009 from November 2008 for debt and equity positions in the FICC and Equities components of our Trading and Principal Investments segment was primarily due to decreases in the fair value of the portfolios as well as due to dispositions. The decrease in our 10% sensitivity measure for equity positions in our Principal Investments component was primarily due to dispositions. The increase in our 10% sensitivity measure for debt positions in our Principal Investments component was primarily due to new investment activity. The decrease in our 10% sensitivity measure for real estate positions in our Principal Investments component was primarily due to a decrease in the fair value of the portfolio.

In addition to the positions included in VaR and the other risk measures described above, as of December 2009, we held approximately $10.70 billion of financial instruments in our bank and insurance subsidiaries, primarily consisting of $5.12 billion of money market instruments, $1.25 billion of government and U.S. federal agency obligations, $2.78 billion of corporate debt securities and other debt obligations, and $1.31 billion of mortgage and other asset-backed loans and securities. As of November 2008, we held approximately $10.39 billion of financial instruments in our bank and insurance subsidiaries, primarily consisting of $2.86 billion of money market instruments, $3.08 billion of government and U.S. federal agency obligations, $2.87 billion of corporate debt securities and other debt obligations, and $1.22 billion of mortgage and other asset-backed loans and securities. In addition, as of December 2009 and November 2008, we held commitments and loans under the William Street credit extension program. See Note 8 to the consolidated financial statements for further information regarding our William Street credit extension program.

Credit Risk

Credit risk represents the loss that we would incur if a counterparty or an issuer of securities or other instruments we hold fails to perform under its contractual obligations to us, or upon a deterioration in the credit quality of third parties whose securities or other instruments, including OTC derivatives, we hold. Our exposure to credit risk principally arises through our trading, investing and financing activities. To reduce our credit exposures, we seek to enter into netting agreements with counterparties that permit us to offset receivables and payables with such counterparties. In addition, we attempt to further reduce credit risk with certain counterparties by (i) entering into agreements that enable us to obtain collateral from a counterparty on an upfront or contingent basis, (ii) seeking third-party guarantees of the counterparty's obligations, and/or (iii) transferring our credit risk to third parties using credit derivatives and/or other structures and techniques.

To measure and manage our credit exposures, we use a variety of tools, including credit limits referenced to current exposure and potential exposure. Potential exposure is an estimate of exposure, within a specified confidence level, that could be outstanding over the life of a transaction based on market movements. In addition, as part of our market risk management process, for positions measured by changes in credit spreads, we use VaR and other sensitivity measures. To supplement our primary credit exposure measures, we also use scenario analyses, such as credit spread widening scenarios, stress tests and other quantitative tools.

Our global credit management systems monitor credit exposure to individual counterparties and on an aggregate basis to counterparties and their subsidiaries. These systems also provide management, including the Firmwide Risk and Credit Policy Committees, with information regarding credit risk by product, industry sector, country and region.

While our activities expose us to many different industries and counterparties, we routinely execute a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, clearing houses, exchanges and investment funds. This has resulted in significant credit concentration with respect to this industry. In the ordinary course of business, we may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

As of December 2009 and November 2008, we held $83.83 billion (10% of total assets) and $53.98 billion (6% of total assets), respectively, of U.S. government and federal agency obligations included in "Trading assets, at fair value" and "Cash and securities segregated for regulatory and other purposes" in the consolidated statements of financial condition. As of December 2009 and November 2008, we held $38.61 billion (5% of total assets) and $21.13 billion (2% of total assets), respectively, of other sovereign obligations, principally consisting of securities issued by the governments of the United Kingdom and Japan. In addition, as of December 2009 and November 2008, $87.63 billion and $126.27 billion of our securities purchased under agreements to resell and securities borrowed (including those in "Cash and securities segregated for regulatory and other purposes"), respectively, were collateralized by U.S. government and federal agency obligations. As of December 2009 and November 2008, $77.99 billion and $65.37 billion of our securities purchased under agreements to resell and securities borrowed, respectively, were collateralized by other sovereign obligations, principally consisting of securities issued by the governments of Germany, the United Kingdom and Japan. As of December 2009 and November 2008, we did not have credit exposure to any other counterparty that exceeded 2% of our total assets.

Derivatives

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange.

Substantially all of our derivative transactions are entered into to facilitate client transactions, to take proprietary positions or as a means of risk management. In addition to derivative transactions entered into for trading purposes, we enter into derivative contracts to manage currency exposure on our net investment in non-U.S. operations and to manage the interest rate and currency exposure on our long-term borrowings and certain short-term borrowings.

Derivatives are used in many of our businesses, and we believe that the associated market risk can only be understood relative to all of the underlying assets or risks being hedged, or as part of a broader trading strategy. Accordingly, the market risk of derivative positions is managed together with our nonderivative positions.

The fair value of our derivative contracts is reflected net of cash paid or received pursuant to credit support agreements and is reported on a net-by-counterparty basis in our consolidated statements of financial condition when we believe a legal right of setoff exists under an enforceable netting agreement. For an OTC derivative, our credit exposure is directly with our counterparty and continues until the maturity or termination of such contract.

The following tables set forth the fair values of our OTC derivative assets and liabilities by tenor and by product type or credit rating. Tenor is based on expected duration for mortgage-related credit derivatives and generally on remaining contractual maturity for other derivatives. For option contracts that require settlement by delivery of an underlying derivative instrument, the tenor is generally classified based upon the maturity date of the underlying derivative instrument. In those instances where the underlying instrument does not have a maturity date or either counterparty has the right to settle in cash, the tenor is generally based upon the option expiration date.

The following tables set forth the fair values of our OTC derivative assets and liabilities by product type and by tenor.

OTC Derivatives

(in millions)

	As of December 2009				
Assets	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total
Product Type					
Interest rates	$14,266	$37,146	$25,608	$37,721	$ 114,741
Credit derivatives	5,743	20,465	11,497	6,281	43,986
Currencies	9,870	12,789	6,408	6,955	36,022
Commodities	6,201	7,546	521	41	14,309
Equities	6,742	8,818	4,920	2,350	22,830
Netting across product types[1]	(3,480)	(6,256)	(3,047)	(1,399)	(14,182)
Subtotal	$39,342[4]	$80,508	$45,907	$51,949	$ 217,706
Cross maturity netting[2]					(24,681)
Cash collateral netting[3]					(124,603)
Total					$ 68,422

Liabilities	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total
Product Type					
Interest rates	$ 7,042	$12,831	$11,421	$12,518	$ 43,812
Credit derivatives	2,487	7,168	2,356	2,116	14,127
Currencies	12,202	4,003	2,789	2,132	21,126
Commodities	6,922	7,161	1,157	846	16,086
Equities	4,213	3,746	3,371	586	11,916
Netting across product types[1]	(3,480)	(6,256)	(3,047)	(1,399)	(14,182)
Subtotal	$29,386[4]	$28,653	$18,047	$16,799	$ 92,885
Cross maturity netting[2]					(24,681)
Cash collateral netting[3]					(14,743)
Total					$ 53,461

[1] Represents the netting of receivable balances with payable balances for the same counterparty across product types within a tenor category, pursuant to enforceable netting agreements. Receivable and payable balances with the same counterparty in the same product type and tenor category are netted within such product type and tenor category, where appropriate.

[2] Represents the netting of receivable balances with payable balances for the same counterparty across tenor categories, pursuant to enforceable netting agreements.

[3] Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

[4] Includes fair values of OTC derivative assets and liabilities, maturing within six months, of $21.60 billion and $18.08 billion, respectively.

OTC Derivatives

(in millions)

	As of November 2008				
Assets	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total
Product Type					
Interest rates	$10,530	$38,918	$35,196	$48,008	$ 132,652
Credit derivatives	19,866	30,235	27,410	8,907	86,418
Currencies	28,148	12,259	6,102	4,440	50,949
Commodities	14,857	12,404	1,177	618	29,056
Equities	10,520	7,614	5,083	3,901	27,118
Netting across product types[1]	(4,736)	(9,316)	(5,864)	(2,826)	(22,742)
Subtotal	$79,185[4]	$92,114	$69,104	$63,048	$ 303,451
Cross maturity netting[2]					(42,118)
Cash collateral netting[3]					(137,160)
Total					$ 124,173
Liabilities	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total
Product Type					
Interest rates	$ 7,465	$15,150	$14,160	$27,908	$ 64,683
Credit derivatives	8,943	23,603	13,259	2,242	48,047
Currencies	29,233	13,911	4,244	2,411	49,799
Commodities	12,884	10,359	1,577	483	25,303
Equities	11,381	2,038	5,533	1,433	20,385
Netting across product types[1]	(4,736)	(9,316)	(5,864)	(2,826)	(22,742)
Subtotal	$65,170[4]	$55,745	$32,909	$31,651	$ 185,475
Cross maturity netting[2]					(42,118)
Cash collateral netting[3]					(34,009)
Total					$ 109,348

(1) Represents the netting of receivable balances with payable balances for the same counterparty across product types within a tenor category, pursuant to enforceable netting agreements. Receivable and payable balances with the same counterparty in the same product type and tenor category are netted within such product type and tenor category, where appropriate.

(2) Represents the netting of receivable balances with payable balances for the same counterparty across tenor categories, pursuant to enforceable netting agreements.

(3) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

(4) Includes fair values of OTC derivative assets and liabilities, maturing within six months, of $54.68 billion and $51.16 billion, respectively.

The following tables set forth the distribution, by credit rating, of our exposure with respect to OTC derivatives by tenor, both before and after consideration of the effect of collateral and netting agreements. The categories shown reflect our internally determined public rating agency equivalents:

OTC Derivative Credit Exposure

(in millions)

	As of December 2009							
Credit Rating Equivalent	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total	Netting[2]	Exposure	Exposure Net of Collateral
AAA/Aaa	$ 2,020	$ 3,157	$ 3,507	$ 2,567	$ 11,251	$ (5,603)	$ 5,648	$ 5,109
AA/Aa2	5,285	10,745	7,090	8,954	32,074	(19,653)	12,421	8,735
A/A2	22,707	47,891	30,267	31,203	132,068	(107,942)	24,126	20,111
BBB/Baa2	4,402	8,300	3,024	7,830	23,556	(11,064)	12,492	6,202
BB/Ba2 or lower	4,444	9,438	1,735	1,354	16,971	(4,914)	12,057	7,381
Unrated	484	977	284	41	1,786	(108)	1,678	1,161
Total	$39,342[1]	$80,508	$45,907	$51,949	$217,706	$(149,284)	$68,422[3]	$48,699

	As of November 2008							
Credit Rating Equivalent	0–12 Months	1–5 Years	5–10 Years	10 Years or Greater	Total	Netting[2]	Exposure	Exposure Net of Collateral
AAA/Aaa	$ 5,392	$ 3,792	$ 6,104	$ 4,652	$ 19,940	$ (6,583)	$ 13,357	$12,269
AA/Aa2	24,736	32,470	30,244	19,388	106,838	(72,709)	34,129	29,857
A/A2	24,440	27,578	18,657	21,704	92,379	(58,700)	33,679	28,081
BBB/Baa2	11,609	16,601	8,464	14,525	51,199	(29,209)	21,990	15,955
BB/Ba2 or lower	12,264	10,857	4,718	2,563	30,402	(12,064)	18,338	11,755
Unrated	744	816	917	216	2,693	(13)	2,680	1,409
Total	$79,185[1]	$92,114	$69,104	$63,048	$303,451	$(179,278)	$124,173	$99,326

(1) Includes fair values of OTC derivative assets, maturing within six months, of $21.60 billion and $54.68 billion as of December 2009 and November 2008, respectively.

(2) Represents the netting of receivable balances with payable balances for the same counterparty across tenor categories, pursuant to enforceable netting agreements, and the netting of cash collateral received, pursuant to credit support agreements. Receivable and payable balances with the same counterparty in the same tenor category are netted within such tenor category, where appropriate.

(3) The decrease in the fair value of our OTC derivative credit exposure from November 2008 to December 2009 primarily reflects increases in equity prices, tightening credit spreads, and changes in interest and currency rates.

Derivative transactions may also involve legal risks including the risk that they are not authorized or appropriate for a counterparty, that documentation has not been properly executed or that executed agreements may not be enforceable against the counterparty. We attempt to minimize these risks by obtaining advice of counsel on the enforceability of agreements as well as on the authority of a counterparty to effect the derivative transaction. In addition, certain derivative transactions (e.g., credit derivative contracts) involve the risk that we may have difficulty obtaining, or be unable to obtain, the underlying security or obligation in order to satisfy any physical settlement requirement.

Liquidity and Funding Risk

Liquidity is of critical importance to companies in the financial services sector. Most failures of financial institutions have occurred in large part due to insufficient liquidity. Accordingly, Goldman Sachs has in place a comprehensive set of liquidity and funding policies that are intended to maintain significant flexibility to address both Goldman Sachs-specific and broader industry or market liquidity events. Our principal objective is to be able to fund Goldman Sachs and to enable our core businesses to continue to generate revenues, even under adverse circumstances.

We manage liquidity risk according to the following framework:

- **Excess Liquidity.** We maintain substantial excess liquidity to meet a broad range of potential cash outflows in a stressed environment, including financing obligations. The amount of our excess liquidity is based on an internal liquidity model together with a qualitative assessment of the condition of the financial markets and of Goldman Sachs.

- **Asset-Liability Management.** Our funding strategy includes an assessment of the overall characteristics of our assets with respect to their anticipated holding periods and potential illiquidity in a stressed environment. In addition, we manage the maturities and diversity of our secured and unsecured funding liabilities across markets, products and counterparties, and we seek to maintain liabilities of appropriate term relative to our asset base.

- **Contingency Funding Plan (CFP).** We maintain a CFP to help identify, measure, monitor and mitigate liquidity and funding risk. The CFP considers various risk factors that could occur during a crisis and provides a framework for analyzing and responding to a liquidity crisis.

EXCESS LIQUIDITY

Our most important liquidity policy is to pre-fund what we estimate will be our potential cash needs during a liquidity crisis and hold such excess liquidity in the form of unencumbered, highly liquid securities that may be sold or pledged to provide same-day liquidity. This "Global Core Excess" is intended to allow us to meet immediate obligations without needing to sell other assets or depend on additional funding from credit-sensitive markets. We believe that this pool of excess liquidity provides us with a resilient source of funds and gives us significant flexibility in managing through a difficult funding environment. Our Global Core Excess reflects the following principles:

- The first days or weeks of a liquidity crisis are the most critical to a company's survival.

- Focus must be maintained on all potential cash and collateral outflows, not just disruptions to financing flows. Our businesses are diverse, and our cash needs are driven by many factors, including market movements, collateral requirements and client commitments, all of which can change dramatically in a difficult funding environment.

- During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable, and the terms or availability of other types of secured financing may change.

- As a result of our policy to pre-fund liquidity that we estimate may be needed in a crisis, we hold more unencumbered securities and have larger debt balances than our businesses would otherwise require. We believe that our liquidity is stronger with greater balances of highly liquid unencumbered securities, even though it increases our total assets, and our funding costs.

The size of our Global Core Excess is based on an internal liquidity model together with a qualitative assessment of the condition of the financial markets and of Goldman Sachs. Our liquidity model, through which we analyze the consolidated firm as well as our major broker-dealer and bank depository institution subsidiaries, identifies and estimates potential contractual and contingent cash and collateral outflows over a short-term horizon in a liquidity crisis, including, but not limited to:

- upcoming maturities of unsecured long-term debt, promissory notes, commercial paper, term deposits and other unsecured funding products;

- potential buybacks of a portion of our outstanding unsecured funding;

- potential withdrawals of client deposits in our banking entities;

- adverse changes in the terms of, or the inability to refinance, secured funding trades with upcoming maturities, reflecting, among other factors, the quality of the underlying collateral and counterparty concentration;

- outflows of cash or collateral associated with the impact of market moves on our OTC derivatives, listed derivatives and securities and loans pledged as collateral for financing transactions;

- other outflows of cash or collateral related to derivatives, including the impact of trade terminations, collateral substitutions, collateral disputes, collateral calls or termination payments (in the event of a two-notch downgrade in our credit ratings), collateral that has not been called by counterparties but is available to them, or additional margin that could be requested by exchanges or clearing houses in a stressed environment;

- potential liquidity outflows associated with our prime brokerage business, including those related to customer credit balances;

- draws on our unfunded commitments not supported by William Street Funding Corporation[1], with draw assumptions varying in magnitude reflecting, among other things, the type of commitment and counterparty, and

- other upcoming cash outflows, such as tax and other large payments.

[1] The Global Core Excess excludes liquid assets of $4.31 billion held separately by William Street Funding Corporation. See Note 8 to the consolidated financial statements for further information regarding the William Street credit extension program.

The following table sets forth the average loan value of the securities (the estimated amount of cash that would be advanced by counterparties against these securities), as well as certain overnight cash deposits that are included in our Global Core Excess:

(in millions)	Year Ended December 2009	Year Ended November 2008
U.S. dollar-denominated	$120,970	$78,048
Non-U.S. dollar-denominated	45,404	18,677
Total Global Core Excess	$166,374	$96,725

The U.S. dollar-denominated excess is comprised of only unencumbered U.S. government securities, U.S. agency securities and highly liquid U.S. agency mortgage-backed securities, all of which are eligible as collateral in Federal Reserve open market operations, as well as certain overnight cash deposits. Our non-U.S. dollar-denominated excess is comprised of only unencumbered French, German, United Kingdom and Japanese government bonds and certain overnight cash deposits in highly liquid currencies. We strictly limit our Global Core Excess to this narrowly defined list of securities and cash because we believe they are highly liquid, even in a difficult funding environment. We do not believe that other potential sources of excess liquidity, such as lower-quality unencumbered securities or committed credit facilities, are as reliable in a liquidity crisis.

We maintain our Global Core Excess to enable us to meet current and potential liquidity requirements of our parent company, Group Inc., and all of its subsidiaries. The Global Core Excess is held at Group Inc. and our major broker-dealer and bank depository institution subsidiaries. Each of these entities has its own liquidity model and funding risk management framework with separate excess liquidity pools intended to meet potential outflows in each entity in a stressed environment. Liquidity held in each of these subsidiaries is assumed to be usable only by that entity for the purpose of meeting its liquidity requirements. Subsidiary liquidity is not available to Group Inc. unless legally provided for and assuming no additional regulatory, tax or other restrictions.

In addition to our Global Core Excess, we have a significant amount of other unencumbered securities as a result of our business activities. These assets include other government bonds, high-grade money market securities, corporate bonds and marginable equities. We do not include these securities in our Global Core Excess.

In reporting our Global Core Excess and other unencumbered assets, we use loan values that are based on stress-scenario borrowing capacity and we regularly review these assumptions asset class by asset class. The estimated aggregate loan value of our Global Core Excess, cash deposits not included in the Global Core Excess and our other unencumbered assets averaged $210.48 billion and $163.41 billion for the years ended December 2009 and November 2008, respectively.

ASSET-LIABILITY MANAGEMENT

Assets. We seek to maintain a liquid balance sheet and substantially all of our inventory is marked-to-market daily. We impose balance sheet limits for each business and utilize aged inventory limits for certain financial instruments as a disincentive to our businesses to hold inventory over longer periods of time. Although our balance sheet fluctuates due to client activity, market conventions and periodic market opportunities in certain of our businesses, our total assets and adjusted assets at financial statement dates are typically not materially different from those occurring within our reporting periods.

Liabilities. We seek to structure our liabilities to meet the following objectives:

- **Term Structure.** We seek to structure our liabilities to have long-dated maturities in order to reduce refinancing risk. We manage maturity concentrations for both secured and unsecured funding to ensure we are able to mitigate any concentrated funding outflows.
- **Diversity of Funding Sources.** We seek to maintain broad and diversified funding sources globally for both secured and unsecured funding. We make use of the repurchase agreement and securities lending markets, as well as other secured funding markets. We issue long-term debt through syndicated U.S. registered offerings, U.S. registered and 144A medium-term note programs, offshore medium-term note offerings and other debt offerings. We issue short-term debt through U.S. and non-U.S. commercial paper and promissory note issuances and other methods. We raise demand and savings deposits through cash sweep programs and time deposits through internal and third-party broker networks. We generally distribute our funding products through our own sales force to a large, diverse global creditor base. We believe that our relationships with our creditors are critical to our liquidity. Our creditors include banks, governments, securities lenders, pension funds, insurance companies, mutual funds and individuals. We access funding in a variety of markets in the Americas, Europe and Asia. We have imposed various internal

guidelines on creditor concentration, including the amount of our commercial paper and promissory notes that can be owned by any single creditor or group of creditors.

- **Structural Protection.** We structure our liabilities to reduce the risk that we may be required to redeem or repurchase certain of our borrowings prior to their contractual maturity. We issue substantially all of our unsecured debt without put provisions or other provisions that would, based solely upon an adverse change in our credit ratings, financial ratios, earnings, cash flows or stock price, trigger a requirement for an early payment, collateral support, change in terms, acceleration of maturity or the creation of an additional financial obligation.

Secured Funding. We fund a substantial portion of our inventory on a secured basis, which we believe provides us with a more stable source of liquidity than unsecured financing, as it is less sensitive to changes in our credit quality due to the underlying collateral. However, we recognize that the terms or availability of secured funding, particularly overnight funding, can deteriorate rapidly in a difficult environment. To help mitigate this risk, we generally do not rely on overnight secured funding, unless collateralized with highly liquid securities such as securities eligible for inclusion in our Global Core Excess. Substantially all of our other secured funding is executed for tenors of one month or greater. Additionally, we monitor counterparty concentration and hold a portion of our Global Core Excess for refinancing risk associated with all secured funding transactions. We seek longer terms for secured funding collateralized by lower-quality assets, as we believe these funding transactions may pose greater refinancing risk. The weighted average life of our secured funding, excluding funding collateralized by highly liquid securities eligible for inclusion in our Global Core Excess, exceeded 100 days as of December 2009.

Unsecured Short-Term Borrowings. Our liquidity also depends on the stability of our unsecured short-term financing base. Accordingly, we prefer issuing promissory notes, in which we do not make a market, over commercial paper, which we may repurchase prior to maturity through the ordinary course of business as a market maker. As of December 2009, our unsecured short-term borrowings, including the current portion of unsecured long-term borrowings, were $37.52 billion. See Note 6 to the consolidated financial statements for further information regarding our unsecured short-term borrowings.

Unsecured Long-Term Borrowings. We issue unsecured long-term borrowings as a source of total capital in order to meet our long-term financing requirements. The following table sets forth our quarterly unsecured long-term borrowings maturity profile through 2015 as of December 2009:

Unsecured Long-Term Borrowings Maturity Profile

($ in millions)


12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Mar 2011
Jun 2011
Sep 2011
Dec 2011
Mar 2012
Jun 2012
Sep 2012
Dec 2012
Mar 2013
Jun 2013
Sep 2013
Dec 2013
Mar 2014
Jun 2014
Sep 2014
Dec 2014
Mar 2015
Jun 2015
Sep 2015
Dec 2015
Quarters Ended

The weighted average maturity of our unsecured long-term borrowings as of December 2009 was approximately seven years. To mitigate refinancing risk, we seek to limit the principal amount of debt maturing on any one day or during any week or year. We swap a substantial portion of our long-term borrowings into short-term floating rate obligations in order to minimize our exposure to interest rates.

Deposits. As of December 2009, our bank depository institution subsidiaries had $39.42 billion in customer deposits, including $9.30 billion of certificates of deposit and other time deposits with a weighted average maturity of four years, and $30.12 billion of other deposits, substantially all of which were from cash sweep programs. GS Bank USA has access to funding through the Federal Reserve Bank discount window. While we do not rely on funding through the Federal Reserve Bank discount window in our liquidity modeling and stress testing, we maintain policies and procedures necessary to access this funding.

Government Facilities. As a bank holding company, we have access to certain programs and facilities established on a temporary basis by a number of U.S. regulatory agencies. As of December 2009, we had outstanding $20.76 billion of senior unsecured debt (comprised of $1.73 billion of short-term and $19.03 billion of long-term) guaranteed by the FDIC under the Temporary Liquidity Guarantee Program (TLGP), all of which will mature on or prior to June 15, 2012. We have not issued long-term debt under the TLGP since March 2009 and the program expired for new issuances with respect to the firm on October 31, 2009.

See "— Certain Risk Factors That May Affect Our Businesses" above, and "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for a discussion of factors that could impair our ability to access the capital markets.

Funding Policies. We seek to manage our assets and the maturity profile of our secured and unsecured funding base such that we should be able to liquidate our assets prior to our liabilities coming due, even in times of prolonged or severe liquidity stress.

In order to avoid reliance on asset sales (other than our Global Core Excess), our goal is to ensure that we have sufficient total capital (unsecured long-term borrowings plus total shareholders' equity) to fund our balance sheet for at least one year. However, we recognize that orderly asset sales may be prudent or necessary in a severe or persistent liquidity crisis. The target amount of our total capital is based on an internal funding model which incorporates, among other things, the following long-term financing requirements:

- the portion of trading assets that we believe could not be funded on a secured basis in periods of market stress, assuming stressed loan values;
- goodwill and identifiable intangible assets, property, leasehold improvements and equipment, and other illiquid assets;
- derivative and other margin and collateral requirements;
- anticipated draws on our unfunded loan commitments; and
- capital or other forms of financing in our regulated subsidiaries that are in excess of their long-term financing requirements.

Certain financial instruments may be more difficult to fund on a secured basis during times of market stress. Accordingly, we focus on funding these assets with longer contractual maturities to reduce refinancing risk in periods of market stress and generally hold higher levels of total capital for these assets than more liquid types of financial instruments. The following table sets forth our aggregate holdings in these categories of financial instruments:

	As of	
(in millions)	December 2009	November 2008
Mortgage and other asset-backed loans and securities	$14,277	$22,393
Bank loans and bridge loans[1]	19,345	21,839
Emerging market debt securities	2,957	2,827
High-yield and other debt obligations	12,028	9,998
Private equity investments and real estate fund investments[2]	14,633	18,171
Emerging market equity securities	5,193	2,665
ICBC ordinary shares[3]	8,111	5,496
SMFG convertible preferred stock	933	1,135
Other restricted public equity securities	203	568
Other investments in funds[4]	2,911	2,714

(1) Includes funded commitments and inventory held in connection with our origination and secondary trading activities.

(2) Includes interests in our merchant banking funds. Such amounts exclude assets related to consolidated investment funds of $919 million and $1.16 billion as of December 2009 and November 2008, respectively, for which Goldman Sachs does not bear economic exposure.

(3) Includes interests of $5.13 billion and $3.48 billion as of December 2009 and November 2008, respectively, held by investment funds managed by Goldman Sachs.

(4) Includes interests in other investment funds that we manage.

See Note 3 to the consolidated financial statements for further information regarding the financial instruments we hold.

Subsidiary Funding Policies. The majority of our unsecured funding is raised by Group Inc. Group Inc. then lends the necessary funds to its subsidiaries, some of which are regulated, to meet their asset financing, liquidity and capital requirements. In addition, Group Inc. provides its regulated subsidiaries with the necessary capital to meet their regulatory requirements. The benefits of this approach to subsidiary funding include enhanced control and greater flexibility to meet the funding requirements of our subsidiaries. Funding is also raised at the subsidiary level through a variety of products, including secured funding, unsecured borrowings and deposits.

Our intercompany funding policies are predicated on an assumption that, unless legally provided for, funds or securities are not freely available from a subsidiary to its parent company or other subsidiaries. In particular, many of our subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to Group Inc. Regulatory action of that kind could impede access to funds that Group Inc. needs to make payments on obligations, including debt obligations. As such, we assume that capital or other financing provided to our regulated subsidiaries is not available to Group Inc. or other subsidiaries until the maturity of such financing.

Group Inc. has provided substantial amounts of equity and subordinated indebtedness, directly or indirectly, to its regulated subsidiaries. For example, as of December 2009, Group Inc. had $25.45 billion of such equity and subordinated indebtedness invested in GS&Co., its principal U.S. registered broker-dealer; $21.90 billion invested in GSI, a regulated U.K. broker-dealer; $2.64 billion invested in Goldman Sachs Execution & Clearing, L.P., a U.S. registered broker-dealer; $3.74 billion invested in Goldman Sachs Japan Co., Ltd., a regulated Japanese broker-dealer; and $22.32 billion invested in GS Bank USA, a regulated New York State-chartered bank. Group Inc. also had $78.59 billion of unsubordinated loans and $18.09 billion of collateral provided to these entities as of December 2009, as well as significant amounts of capital invested in and loans to its other regulated subsidiaries.

CONTINGENCY FUNDING PLAN

The Goldman Sachs CFP sets out the plan of action to fund business activity in emergency situations and/or periods of market stress. The CFP outlines the appropriate communication channels to be followed throughout a crisis period and also provides a framework for analyzing and responding to a liquidity crisis including, but not limited to, the potential risk factors, identification of liquidity outflows, mitigants and potential actions.

CREDIT RATINGS

We rely upon the short-term and long-term debt capital markets to fund a significant portion of our day-to-day operations. The cost and availability of debt financing is influenced by our credit ratings. Credit ratings are important when we are competing in certain markets and when we seek to engage in longer-term transactions, including OTC derivatives. We believe our credit ratings are primarily based on the credit rating agencies' assessment of our liquidity, market, credit and operational risk management practices, the level and variability of our earnings, our capital base, our franchise, reputation and management, our corporate governance and the external operating environment, including the perceived level of government support. See "—Certain Risk Factors That May Affect Our Businesses" above, and "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for a discussion of the risks associated with a reduction in our credit ratings.

The following table sets forth our unsecured credit ratings (excluding debt guaranteed by the FDIC under the TLGP) and outlook as of December 2009. Preferred Stock in the table below includes Group Inc.'s non-cumulative preferred stock and the Normal Automatic Preferred Enhanced Capital Securities (APEX) issued by Goldman Sachs Capital II and Goldman Sachs Capital III. As of December 2009, the trust preferred securities (Trust Preferred) issued by Goldman Sachs Capital I were rated A by DBRS, Inc., A- by Fitch, Inc., A2 by Moody's Investors Service, and BBB by Standard & Poor's Ratings Services.

	Short-Term Debt	Long-Term Debt	Subordinated Debt	Preferred Stock	Rating Outlook
DBRS, Inc.	R-1 (middle)	A (high)	A	BBB	Stable[3]
Fitch, Inc.[1]	F1+	A+	A	A–	Stable[4]
Moody's Investors Service[2]	P-1	A1	A2	A3	Negative[5]
Standard & Poor's Ratings Services	A-1	A	A–	BBB	Negative[5]
Rating and Investment Information, Inc.	a-1+	AA–	A+	Not Applicable	Negative[6]

(1) As of February 1, 2010, GS Bank USA has been assigned a rating of AA- for long-term bank deposits, F1+ for short-term bank deposits and A+ for long-term issuer.

(2) GS Bank USA has been assigned a rating of Aa3 for long-term bank deposits, P-1 for short-term bank deposits and Aa3 for long-term issuer.

(3) Applies to long-term and short-term ratings.

(4) Applies to long-term issuer default ratings.

(5) Applies to long-term ratings.

(6) Applies to issuer rating.

On February 25, 2010, Moody's Investors Service lowered the ratings on Group Inc.'s non-cumulative preferred stock and the APEX from A3 to Baa2, and the rating on the Trust Preferred from A2 to A3.

Based on our credit ratings as of December 2009, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately $1.12 billion and $2.36 billion could have been called by counterparties in the event of a one-notch and two-notch reduction, respectively, in our long-term credit ratings. In evaluating our liquidity requirements, we consider additional collateral or termination payments that may be required in the event of a two-notch reduction in our long-term credit ratings, as well as collateral that has not been called by counterparties, but is available to them.

CASH FLOWS

As a global financial institution, our cash flows are complex and interrelated and bear little relation to our net earnings and net assets and, consequently, we believe that traditional cash flow analysis is less meaningful in evaluating our liquidity position than the excess liquidity and asset-liability management policies described above. Cash flow analysis may, however, be helpful in highlighting certain macro trends and strategic initiatives in our businesses.

Year Ended December 2009. Our cash and cash equivalents increased by $24.49 billion to $38.29 billion at the end of 2009. We generated $48.88 billion in net cash from operating activities. We used net cash of $24.39 billion for investing and financing activities, primarily for net repayments in unsecured and secured short-term borrowings and the repurchases of Series H Preferred Stock and the related common stock warrant from the U.S. Treasury, partially offset by an increase in bank deposits and the issuance of common stock.

Year Ended November 2008. Our cash and cash equivalents increased by $5.46 billion to $15.74 billion at the end of 2008. We raised $9.80 billion in net cash from financing and operating activities, primarily from common and preferred stock issuances and deposits, partially offset by repayments of short-term borrowings. We used net cash of $4.34 billion in our investing activities.

Operational Risk

Operational risk relates to the risk of loss arising from shortcomings or failures in internal processes, people or systems, or from external events. Operational risk can arise from many factors ranging from routine processing errors to potentially costly incidents related to, for example, major systems failures. Operational risk may also cause reputational harm. Thus, efforts to identify, manage and mitigate operational risk must be equally sensitive to the risk of reputational damage as well as the risk of financial loss.

We manage operational risk through the application of long-standing, but continuously evolving, firmwide control standards which are supported by the training, supervision and development of our people; the active participation and commitment of senior management in a continuous process of identifying and mitigating key operational risks across Goldman Sachs; and a framework of strong and independent control departments that monitor operational risk on a daily basis. Together, these elements form a strong firmwide control culture that serves as the foundation of our efforts to minimize operational risk exposure.

Operational Risk Management & Analysis, a risk management function independent of our revenue-producing units, is responsible for developing and implementing a formalized framework to identify, measure, monitor, and report operational risks to support active risk management across Goldman Sachs. This framework, which evolves with the changing needs of our businesses and regulatory guidance, incorporates analysis of internal and external operational risk events, business environment and internal control factors, and scenario analysis. The framework also provides regular reporting of our operational risk exposures to our Board, risk committees and senior management. For a further discussion of operational risk see "— Certain Risk Factors That May Affect Our Businesses" above, and "— Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K.

Recent Accounting Developments

See Note 2 to the consolidated financial statements for information regarding Recent Accounting Developments.

Management's Report on Internal Control over Financial Reporting

Management of The Goldman Sachs Group, Inc., together with its consolidated subsidiaries (the firm), is responsible for establishing and maintaining adequate internal control over financial reporting. The firm's internal control over financial reporting is a process designed under the supervision of the firm's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the firm's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the firm's 2009 fiscal year, management conducted an assessment of the firm's internal control over financial reporting based on the framework established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the firm's internal control over financial reporting as of December 31, 2009 was effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the firm; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the firm's assets that could have a material effect on our financial statements.

The firm's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 84, which expresses an unqualified opinion on the effectiveness of the firm's internal control over financial reporting as of December 31, 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of The Goldman Sachs Group, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of earnings, changes in shareholders' equity, cash flows and comprehensive income present fairly, in all material respects, the financial position of The Goldman Sachs Group, Inc. and its subsidiaries (the Company) at December 31, 2009 and November 28, 2008, and the results of its operations and its cash flows for the fiscal years ended December 31, 2009, November 28, 2008 and November 30, 2007 and for the one-month period ended December 26, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control–Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 83. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
New York, New York
February 26, 2010

Consolidated Statements of Earnings

(in millions, except per share amounts)	Year Ended December 2009	November 2008	November 2007
Revenues			
Investment banking	$ 4,797	$ 5,179	$ 7,555
Trading and principal investments	28,879	8,095	29,714
Asset management and securities services	4,090	4,672	4,731
Total non-interest revenues	37,766	17,946	42,000
Interest income	13,907	35,633	45,968
Interest expense	6,500	31,357	41,981
Net interest income	7,407	4,276	3,987
Net revenues, including net interest income	45,173	22,222	45,987
Operating expenses			
Compensation and benefits	16,193	10,934	20,190
Brokerage, clearing, exchange and distribution fees	2,298	2,998	2,758
Market development	342	485	601
Communications and technology	709	759	665
Depreciation and amortization	1,734	1,262	819
Occupancy	950	960	975
Professional fees	678	779	714
Other expenses	2,440	1,709	1,661
Total non-compensation expenses	9,151	8,952	8,193
Total operating expenses	25,344	19,886	28,383
Pre-tax earnings	19,829	2,336	17,604
Provision for taxes	6,444	14	6,005
Net earnings	13,385	2,322	11,599
Preferred stock dividends	1,193	281	192
Net earnings applicable to common shareholders	$12,192	$ 2,041	$11,407
Earnings per common share			
Basic	$ 23.74	$ 4.67	$ 26.34
Diluted	22.13	4.47	24.73
Average common shares outstanding			
Basic	512.3	437.0	433.0
Diluted	550.9	456.2	461.2

See page 90 for consolidated financial statements for the one month ended December 2008.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Condition

(in millions, except share and per share amounts)	As of December 2009	As of November 2008
Assets		
Cash and cash equivalents	$ 38,291	$ 15,740
Cash and securities segregated for regulatory and other purposes (includes $18,853 and $78,830 at fair value as of December 2009 and November 2008, respectively)	36,663	106,664
Collateralized agreements:		
Securities purchased under agreements to resell and federal funds sold (includes $144,279 and $116,671 at fair value as of December 2009 and November 2008, respectively)	144,279	122,021
Securities borrowed (includes $66,329 and $59,810 at fair value as of December 2009 and November 2008, respectively)	189,939	180,795
Receivables from brokers, dealers and clearing organizations	12,597	25,899
Receivables from customers and counterparties (includes $1,925 and $1,598 at fair value as of December 2009 and November 2008, respectively)	55,303	64,665
Trading assets, at fair value (includes $31,485 and $26,313 pledged as collateral as of December 2009 and November 2008, respectively)	342,402	338,325
Other assets	29,468	30,438
Total assets	$848,942	$884,547
Liabilities and shareholders' equity		
Deposits (includes $1,947 and $4,224 at fair value as of December 2009 and November 2008, respectively)	$ 39,418	$ 27,643
Collateralized financings:		
Securities sold under agreements to repurchase, at fair value	128,360	62,883
Securities loaned (includes $6,194 and $7,872 at fair value as of December 2009 and November 2008, respectively)	15,207	17,060
Other secured financings (includes $15,228 and $20,249 at fair value as of December 2009 and November 2008, respectively)	24,134	38,683
Payables to brokers, dealers and clearing organizations	5,242	8,585
Payables to customers and counterparties	180,392	245,258
Trading liabilities, at fair value	129,019	175,972
Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings (includes $18,403 and $23,075 at fair value as of December 2009 and November 2008, respectively)	37,516	52,658
Unsecured long-term borrowings (includes $21,392 and $17,446 at fair value as of December 2009 and November 2008, respectively)	185,085	168,220
Other liabilities and accrued expenses (includes $2,054 and $978 at fair value as of December 2009 and November 2008, respectively)	33,855	23,216
Total liabilities	778,228	820,178
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock, par value $0.01 per share; aggregate liquidation preference of $8,100 and $18,100 as of December 2009 and November 2008, respectively	6,957	16,471
Common stock, par value $0.01 per share; 4,000,000,000 shares authorized, 753,412,247 and 680,953,836 shares issued as of December 2009 and November 2008, respectively, and 515,113,890 and 442,537,317 shares outstanding as of December 2009 and November 2008, respectively	8	7
Restricted stock units and employee stock options	6,245	9,284
Nonvoting common stock, par value $0.01 per share; 200,000,000 shares authorized, no shares issued and outstanding	–	–
Additional paid-in capital	39,770	31,071
Retained earnings	50,252	39,913
Accumulated other comprehensive loss	(362)	(202)
Common stock held in treasury, at cost, par value $0.01 per share; 238,298,357 and 238,416,519 shares as of December 2009 and November 2008, respectively	(32,156)	(32,175)
Total shareholders' equity	70,714	64,369
Total liabilities and shareholders' equity	$848,942	$884,547

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in millions)	Year Ended December 2009 [1]	November 2008	November 2007
Preferred stock			
Balance, beginning of year	$ 16,483	$ 3,100	$ 3,100
Issued	–	13,367	–
Accretion	48	4	–
Repurchased	(9,574)	–	–
Balance, end of year	6,957	16,471	3,100
Common stock			
Balance, beginning of year	7	6	6
Issued	1	1	–
Balance, end of year	8	7	6
Restricted stock units and employee stock options			
Balance, beginning of year	9,463	9,302	6,290
Issuance and amortization of restricted stock units and employee stock options	2,064	2,254	4,684
Delivery of common stock underlying restricted stock units	(5,206)	(1,995)	(1,548)
Forfeiture of restricted stock units and employee stock options	(73)	(274)	(113)
Exercise of employee stock options	(3)	(3)	(11)
Balance, end of year	6,245	9,284	9,302
Additional paid-in capital			
Balance, beginning of year	31,070	22,027	19,731
Issuance of common stock	5,750	5,750	–
Issuance of common stock warrants	–	1,633	–
Repurchase of common stock warrants	(1,100)	–	–
Delivery of common stock underlying restricted stock units and proceeds from the exercise of employee stock options	5,708	2,331	2,338
Cancellation of restricted stock units in satisfaction of withholding tax requirements	(863)	(1,314)	(929)
Stock purchase contract fee related to automatic preferred enhanced capital securities	–	–	(20)
Preferred and common stock issuance costs	–	(1)	–
Excess net tax benefit/(provision) related to share-based compensation	(793)	645	908
Cash settlement of share-based compensation	(2)	–	(1)
Balance, end of year	39,770	31,071	22,027
Retained earnings			
Balance, beginning of year, as previously reported	38,579	38,642	27,868
Cumulative effect from adoption of amended principles related to accounting for uncertainty in income taxes	–	(201)	–
Cumulative effect of adjustment from adoption of amended accounting principles related to fair value measurements, net of tax	–	–	51
Cumulative effect of adjustment from adoption of amended accounting principles related to the fair value option, net of tax	–	–	(45)
Balance, beginning of year, after cumulative effect of adjustments	38,579	38,441	27,874
Net earnings	13,385	2,322	11,599
Dividends and dividend equivalents declared on common stock and restricted stock units	(588)	(642)	(639)
Dividends declared on preferred stock	(1,076)	(204)	(192)
Preferred stock accretion	(48)	(4)	–
Balance, end of year	50,252	39,913	38,642
Accumulated other comprehensive income/(loss)			
Balance, beginning of year	(372)	(118)	21
Adjustment from adoption of amended accounting principles related to employers' accounting for defined benefit pension and other postretirement plans, net of tax	–	–	(194)
Currency translation adjustment, net of tax	(70)	(98)	39
Pension and postretirement liability adjustments, net of tax	(17)	69	38
Net gains/(losses) on cash flow hedges, net of tax	–	–	(2)
Net unrealized gains/(losses) on available-for-sale securities, net of tax	97	(55)	(12)
Reclassification to retained earnings from adoption of amended accounting principles related to the fair value option, net of tax	–	–	(8)
Balance, end of year	(362)	(202)	(118)
Common stock held in treasury, at cost			
Balance, beginning of year	(32,176)	(30,159)	(21,230)
Repurchased	(2) [2]	(2,037)	(8,956)
Reissued	22	21	27
Balance, end of year	(32,156)	(32,175)	(30,159)
Total shareholders' equity	$ 70,714	$ 64,369	$ 42,800

(1) In connection with becoming a bank holding company, the firm was required to change its fiscal year-end from November to December. The beginning of the year ended December 2009 is December 27, 2008.

(2) Relates primarily to repurchases of common stock by a broker-dealer subsidiary to facilitate customer transactions in the ordinary course of business and shares withheld to satisfy withholding tax requirements.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions)	Year Ended December 2009	November 2008	November 2007
Cash flows from operating activities			
Net earnings	$ 13,385	$ 2,322	$ 11,599
Non-cash items included in net earnings			
Depreciation and amortization	1,943	1,625	1,167
Deferred income taxes	(431)	(1,763)	129
Share-based compensation	2,009	1,611	4,465
Changes in operating assets and liabilities			
Cash and securities segregated for regulatory and other purposes	76,531	12,995	(39,079)
Net receivables from brokers, dealers and clearing organizations	6,265	(6,587)	(3,811)
Net payables to customers and counterparties	(47,414)	(50)	53,857
Securities borrowed, net of securities loaned	7,033	85,054	(51,655)
Securities sold under agreements to repurchase, net of securities purchased under agreements to resell and federal funds sold	(146,807)	(130,999)	6,845
Trading assets, at fair value	186,295	97,723	(118,864)
Trading liabilities, at fair value	(57,010)	(39,051)	57,938
Other, net	7,076	(20,986)	7,962
Net cash provided by/(used for) operating activities	48,875	1,894	(69,447)
Cash flows from investing activities			
Purchase of property, leasehold improvements and equipment	(1,556)	(2,027)	(2,130)
Proceeds from sales of property, leasehold improvements and equipment	82	121	93
Business acquisitions, net of cash acquired	(221)	(2,613)	(1,900)
Proceeds from sales of investments	303	624	4,294
Purchase of available-for-sale securities	(2,722)	(3,851)	(872)
Proceeds from sales of available-for-sale securities	2,553	3,409	911
Net cash provided by/(used for) investing activities	(1,561)	(4,337)	396
Cash flows from financing activities			
Unsecured short-term borrowings, net	(9,790)	(19,295)	12,262
Other secured financings (short-term), net	(10,451)	(8,727)	2,780
Proceeds from issuance of other secured financings (long-term)	4,767	12,509	21,703
Repayment of other secured financings (long-term), including the current portion	(6,667)	(20,653)	(7,355)
Proceeds from issuance of unsecured long-term borrowings	25,363	37,758	57,516
Repayment of unsecured long-term borrowings, including the current portion	(29,018)	(25,579)	(14,823)
Preferred stock repurchased	(9,574)	–	–
Repurchase of common stock warrants	(1,100)	–	–
Derivative contracts with a financing element, net	2,168	781	4,814
Deposits, net	7,288	12,273	4,673
Common stock repurchased	(2)	(2,034)	(8,956)
Dividends and dividend equivalents paid on common stock, preferred stock and restricted stock units	(2,205)	(850)	(831)
Proceeds from issuance of common stock, including stock option exercises	6,260	6,105	791
Proceeds from issuance of preferred stock, net of issuance costs	–	13,366	–
Proceeds from issuance of common stock warrants	–	1,633	–
Excess tax benefit related to share-based compensation	135	614	817
Cash settlement of share-based compensation	(2)	–	(1)
Net cash provided by/(used for) financing activities	(22,828)	7,901	73,390
Net increase in cash and cash equivalents	24,486	5,458	4,339
Cash and cash equivalents, beginning of year	13,805	10,282	5,943
Cash and cash equivalents, end of year	$ 38,291	$ 15,740	$ 10,282

Supplemental Disclosures:

Cash payments for interest, net of capitalized interest, were $7.32 billion, $32.37 billion and $40.74 billion for the years ended December 2009, November 2008 and November 2007, respectively.

Cash payments for income taxes, net of refunds, were $4.78 billion, $3.47 billion and $5.78 billion for the years ended December 2009, November 2008 and November 2007, respectively.

Non-cash activities:

The firm assumed $16 million, $790 million and $409 million of debt in connection with business acquisitions for the years ended December 2009, November 2008 and November 2007, respectively.

See page 90 for consolidated financial statements for the one month ended December 2008.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended		
(in millions)	December 2009	November 2008	November 2007
Net earnings	**$13,385**	$2,322	$11,599
Currency translation adjustment, net of tax	(70)	(98)	39
Pension and postretirement liability adjustments, net of tax	(17)	69	38
Net gains/(losses) on cash flow hedges, net of tax	–	–	(2)
Net unrealized gains/(losses) on available-for-sale securities, net of tax	97	(55)	(12)
Comprehensive income	**$13,395**	$2,238	$11,662

See page 90 for consolidated financial statements for the one month ended December 2008.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements
One Month Ended December 2008

Consolidated Statement of Earnings

(in millions, except per share amounts)	One Month Ended December 2008
Revenues	
Investment banking	$ 135
Trading and principal investments	(964)
Asset management and securities services	327
Total non-interest revenues	(502)
Interest income	1,687
Interest expense	1,002
Net interest income	685
Net revenues, including net interest income	183
Operating expenses	
Compensation and benefits	744
Brokerage, clearing, exchange and distribution fees	165
Market development	16
Communications and technology	62
Depreciation and amortization	111
Occupancy	82
Professional fees	58
Other expenses	203
Total non-compensation expenses	697
Total operating expenses	1,441
Pre-tax loss	(1,258)
Benefit for taxes	(478)
Net loss	(780)
Preferred stock dividends	248
Net loss applicable to common shareholders	$(1,028)
Loss per common share	
Basic	$ (2.15)
Diluted	(2.15)
Dividends declared per common share	$ 0.47 [1]
Average common shares outstanding	
Basic	485.5
Diluted	485.5

[1] Rounded to the nearest penny. Exact dividend amount was $0.4666666 per common share and was reflective of a four-month period (December 2008 through March 2009), due to the change in the firm's fiscal year-end.

Consolidated Statement of Comprehensive Loss

(in millions)	One Month Ended December 2008
Net loss	$(780)
Currency translation adjustment, net of tax	(32)
Pension and postretirement liability adjustments, net of tax	(175)
Net unrealized gains on available-for-sale securities, net of tax	37
Comprehensive loss	$(950)

Consolidated Statement of Cash Flows

(in millions)	One Month Ended December 2008
Cash flows from operating activities	
Net loss	$ (780)
Non-cash items included in net loss	
Depreciation and amortization	143
Share-based compensation	180
Changes in operating assets and liabilities	
Cash and securities segregated for regulatory and other purposes	(5,835)
Net receivables from brokers, dealers and clearing organizations	3,693
Net payables to customers and counterparties	(7,635)
Securities borrowed, net of securities loaned	(18,030)
Securities sold under agreements to repurchase, net of securities purchased under agreements to resell and federal funds sold	190,027
Trading assets, at fair value	(192,883)
Trading liabilities, at fair value	10,059
Other, net	7,156
Net cash used for operating activities	(13,905)
Cash flows from investing activities	
Purchase of property, leasehold improvements and equipment	(61)
Proceeds from sales of property, leasehold improvements and equipment	4
Business acquisitions, net of cash acquired	(59)
Proceeds from sales of investments	141
Purchase of available-for-sale securities	(95)
Proceeds from sales of available-for-sale securities	26
Net cash used for investing activities	(44)
Cash flows from financing activities	
Unsecured short-term borrowings, net	2,816
Other secured financings (short-term), net	(1,068)
Proceeds from issuance of other secured financings (long-term)	437
Repayment of other secured financings (long-term), including the current portion	(349)
Proceeds from issuance of unsecured long-term borrowings	9,310
Repayment of unsecured long-term borrowings, including the current portion	(3,686)
Derivative contracts with a financing element, net	66
Deposits, net	4,487
Common stock repurchased	(1)
Proceeds from issuance of common stock, including stock option exercises	2
Net cash provided by financing activities	12,014
Net decrease in cash and cash equivalents	(1,935)
Cash and cash equivalents, beginning of period	15,740
Cash and cash equivalents, end of period	$ 13,805

Supplemental Disclosures:

Cash payments for interest, net of capitalized interest, were $459 million for the one month ended December 2008.

Cash payments for income taxes, net of refunds, were $171 million for the one month ended December 2008.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1

Description of Business

The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation, together with its consolidated subsidiaries (collectively, the firm), is a leading global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. Founded in 1869, the firm is headquartered in New York and maintains offices in London, Frankfurt, Tokyo, Hong Kong and other major financial centers around the world.

The firm's activities are divided into three segments:

- **Investment Banking.** The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, investment funds, governments and individuals.
- **Trading and Principal Investments.** The firm facilitates client transactions with a diverse group of corporations, financial institutions, investment funds, governments and individuals through market making in, trading of and investing in fixed income and equity products, currencies, commodities and derivatives on these products. The firm also takes proprietary positions on certain of these products. In addition, the firm engages in market-making activities on equities and options exchanges, and the firm clears client transactions on major stock, options and futures exchanges worldwide. In connection with the firm's merchant banking and other investing activities, the firm makes principal investments directly and through funds that the firm raises and manages.
- **Asset Management and Securities Services.** The firm provides investment and wealth advisory services and offers investment products (primarily through separately managed accounts and commingled vehicles, such as mutual funds and private investment funds) across all major asset classes to a diverse group of institutions and individuals worldwide and provides prime brokerage services, financing services and securities lending services to institutional clients, including hedge funds, mutual funds, pension funds and foundations, and to high-net-worth individuals worldwide.

NOTE 2

Significant Accounting Policies

Basis of Presentation

These consolidated financial statements include the accounts of Group Inc. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles (GAAP).

- **Voting Interest Entities.** Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. Accordingly, the firm consolidates voting interest entities in which it has a majority voting interest.
- **Variable Interest Entities.** VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest, or a combination of variable interests, that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. The firm determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the firm performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the firm utilizes the "top down" method.

Under this method, the firm calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the firm's position in the capital structure of the VIE, under various probability-weighted scenarios. The firm reassesses its initial evaluation of an entity as a VIE and its initial determination of whether the firm is the primary beneficiary of a VIE upon the occurrence of certain reconsideration events. See "— Recent Accounting Developments" below for information regarding amendments to accounting for VIEs.

- **QSPEs.** QSPEs are passive entities that are commonly used in mortgage and other securitization transactions. To be considered a QSPE, an entity must satisfy certain criteria. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. These criteria may require management to make judgments about complex matters, such as whether a derivative is considered passive and the level of discretion a servicer may exercise, including, for example, determining when default is reasonably foreseeable. The firm does not consolidate QSPEs. See "— Recent Accounting Developments" below for information regarding amendments to accounting for QSPEs.

- **Equity-Method Investments.** When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an investment in common stock or in-substance common stock, the firm accounts for its investment either under the equity method of accounting or at fair value pursuant to the fair value option available under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825-10. In general, the firm accounts for investments acquired subsequent to November 24, 2006, when the fair value option became available, at fair value. In certain cases, the firm applies the equity method of accounting to new investments that are strategic in nature or closely related to the firm's principal business activities, where the firm has a significant degree of involvement in the cash flows or operations of the investee, or where cost-benefit considerations are less significant. See "— Revenue Recognition — Other Financial Assets and Financial Liabilities at Fair Value" below for a discussion of the firm's application of the fair value option.

- **Other.** If the firm does not consolidate an entity or apply the equity method of accounting, the firm accounts for its investment at fair value. The firm also has formed numerous nonconsolidated investment funds with third-party investors that are typically organized as limited partnerships. The firm acts as general partner for these funds and generally does not hold a majority of the economic interests in these funds. The firm has generally provided the third-party investors with rights to terminate the funds or to remove the firm as the general partner. As a result, the firm does not consolidate these funds. These fund investments are included in "Trading assets, at fair value" in the consolidated statements of financial condition.

In connection with becoming a bank holding company, the firm was required to change its fiscal year-end from November to December. This change in the firm's fiscal year-end resulted in a one-month transition period that began on November 29, 2008 and ended on December 26, 2008. In April 2009, the Board of Directors of Group Inc. (the Board) approved a change in the firm's fiscal year-end from the last Friday of December to December 31. Fiscal 2009 began on December 27, 2008 and ended on December 31, 2009.

All references to 2009, 2008 and 2007, unless specifically stated otherwise, refer to the firm's fiscal years ended, or the dates, as the context requires, December 31, 2009, November 28, 2008 and November 30, 2007, respectively, and any reference to a future year refers to a fiscal year ending on December 31 of that year. All references to December 2008, unless specifically stated otherwise, refer to the firm's fiscal one month ended, or the date, as the context requires, December 26, 2008. Certain reclassifications have been made to previously reported amounts to conform to the current presentation.

Use of Estimates

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Revenue Recognition

Investment Banking. Underwriting revenues and fees from mergers and acquisitions and other financial advisory assignments are recognized in the consolidated statements of earnings when the services related to the underlying transaction are completed under the terms of the engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Underwriting revenues are presented net of related expenses. Expenses associated with financial advisory transactions are recorded as non-compensation expenses, net of client reimbursements.

Trading Assets and Trading Liabilities. Substantially all trading assets and trading liabilities are reflected in the consolidated statements of financial condition at fair value. Related gains or losses are generally recognized in "Trading and principal investments" in the consolidated statements of earnings.

Other Financial Assets and Financial Liabilities at Fair Value. In addition to trading assets, at fair value and trading liabilities, at fair value, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value under ASC 815-15 and 825-10 (i.e., the fair value option). The primary reasons for electing the fair value option are to reflect economic events in earnings on a timely basis, to mitigate volatility in earnings from using different measurement attributes and to address simplification and cost-benefit considerations.

Such financial assets and financial liabilities accounted for at fair value include:

- certain unsecured short-term borrowings, consisting of all promissory notes and commercial paper and certain hybrid financial instruments;
- certain other secured financings, primarily transfers accounted for as financings rather than sales, debt raised through the firm's William Street credit extension program and certain other nonrecourse financings;
- certain unsecured long-term borrowings, including prepaid physical commodity transactions and certain hybrid financial instruments;
- resale and repurchase agreements;
- securities borrowed and loaned within Trading and Principal Investments, consisting of the firm's matched book and certain firm financing activities;
- certain deposits issued by the firm's bank subsidiaries, as well as securities held by Goldman Sachs Bank USA (GS Bank USA);
- certain receivables from customers and counterparties, including certain margin loans, transfers accounted for as secured loans rather than purchases and prepaid variable share forwards;
- certain insurance and reinsurance contracts and certain guarantees; and
- in general, investments acquired after November 24, 2006, when the fair value option became available, where the firm has significant influence over the investee and would otherwise apply the equity method of accounting.

Fair Value Measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument. The firm defines active markets for debt instruments based on both the average daily trading volume and the number of days with trading activity.

Credit risk is an essential component of fair value. Cash products (e.g., bonds and loans) and derivative instruments (particularly those with significant future projected cash flows) trade in the market at levels which reflect credit considerations. The firm calculates the fair value of derivative assets by discounting future cash flows at a rate which incorporates counterparty credit spreads and the fair value of derivative liabilities by discounting future cash flows at a rate which incorporates the firm's own credit spreads. In doing so, credit exposures are adjusted to reflect mitigants, namely collateral agreements which reduce exposures based on triggers and contractual posting requirements. The firm manages its exposure to credit risk as it does other market risks and will price, economically hedge, facilitate and intermediate trades which involve credit risk. The firm records liquidity valuation adjustments to reflect the cost of exiting concentrated risk positions, including exposure to the firm's own credit spreads.

In determining fair value, the firm separates trading assets, at fair value and trading liabilities, at fair value into two categories: cash instruments and derivative contracts.

- **Cash Instruments.** The firm's cash instruments are generally classified within level 1 or level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most government obligations, active listed equities and certain money market securities. Such instruments are generally classified within level 1 of the fair value hierarchy. Instruments classified within level 1 of the fair value hierarchy are required to be carried at quoted market prices, even in situations where the firm holds a large position and a sale could reasonably impact the quoted price.

  The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include most government agency securities, most corporate bonds, certain mortgage products, certain bank loans and bridge loans, less liquid listed equities, certain state, municipal and provincial obligations and certain money market securities and loan commitments. Such instruments are generally classified within level 2 of the fair value hierarchy.

  Certain cash instruments are classified within level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. Such instruments include private equity investments and real estate fund investments, certain bank loans and bridge loans (including certain mezzanine financing, leveraged loans arising from capital market transactions and other corporate bank debt), less liquid corporate debt securities and other debt obligations (including less liquid corporate bonds, distressed debt instruments and collateralized debt obligations (CDOs) backed by corporate obligations), less liquid mortgage whole loans and securities (backed by either commercial or residential real estate), and acquired portfolios of distressed loans. The transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. This valuation is adjusted only when changes to inputs and assumptions are corroborated by evidence such as transactions in similar instruments, completed or pending third-party transactions in the underlying investment or comparable entities, subsequent rounds of financing, recapitalizations and other transactions across the capital structure, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

- **Derivative Contracts.** Derivative contracts can be exchange-traded or over-the-counter (OTC). Exchange-traded derivatives typically fall within level 1 or level 2 of the fair value hierarchy depending on whether they are deemed to be actively traded or not. The firm generally values exchange-traded derivatives using models which calibrate to market-clearing levels and eliminate timing differences between the closing price of the exchange-traded derivatives and their underlying instruments. In such cases, exchange-traded derivatives are classified within level 2 of the fair value hierarchy.

  OTC derivatives are valued using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market-clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Where models are used, the selection of a particular model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument, as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit curves, measures of volatility, voluntary and involuntary prepayment rates, loss severity rates and correlations of such inputs. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

  Certain OTC derivatives trade in less liquid markets with limited pricing information, and the determination of fair value for these derivatives is inherently more difficult. Such instruments are classified within level 3 of the fair value hierarchy. Where the firm does not have corroborating market evidence to support significant model inputs and cannot verify the model to market transactions, the transaction price is initially used as the best estimate of fair value. Accordingly, when a pricing model is used to value such an instrument, the model is adjusted so that the model value at inception equals the transaction price. The valuations of these less liquid OTC derivatives are typically based on level 1 and/or level 2 inputs that can be observed in the market, as well as unobservable level 3 inputs. Subsequent to initial recognition, the firm updates the level 1 and level 2 inputs to reflect observable market changes, with resulting gains and losses reflected within level 3. Level 3 inputs are only changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations, or other empirical market data. In circumstances where the firm cannot verify the model value to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

  When appropriate, valuations are adjusted for various factors such as liquidity, bid/offer spreads and credit considerations. Such adjustments are generally based on market evidence where available. In the absence of such evidence, management's best estimate is used.

Collateralized Agreements and Financings. Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financings consist of repurchase agreements, securities loaned and other secured financings. Interest on collateralized agreements and collateralized financings is recognized in "Interest income" and "Interest expense," respectively, in the consolidated statements of earnings over the life of the transaction. Collateralized agreements and financings are presented on a net-by-counterparty basis when a right of setoff exists.

- **Resale and Repurchase Agreements.** Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent collateralized financing transactions. The firm receives securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate. As noted above, resale and repurchase agreements are carried in the consolidated statements of financial condition at fair value under the fair value option. Resale and repurchase agreements are generally valued based on inputs with reasonable levels of price transparency and are generally classified within level 2 of the fair value hierarchy.

- **Securities Borrowed and Loaned.** Securities borrowed and loaned are generally collateralized by cash, securities or letters of credit. The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate. Securities borrowed and loaned within Securities Services, relating to both customer activities and, to a lesser extent, certain firm financing activities, are recorded based on the amount of cash collateral advanced or received plus accrued interest. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. As noted above, securities borrowed and loaned within Trading and Principal Investments, which are related to the firm's matched book and certain firm financing activities, are recorded at fair value under the fair value option. These securities borrowed and loaned transactions are generally valued based on inputs with reasonable levels of price transparency and are classified within level 2 of the fair value hierarchy.

- **Other Secured Financings.** In addition to repurchase agreements and securities loaned, the firm funds assets through the use of other secured financing arrangements and pledges financial instruments and other assets as collateral in these transactions. As noted above, the firm has elected to apply the fair value option to transfers accounted for as financings rather than sales, debt raised through the firm's William Street credit extension program and certain other nonrecourse financings, for which the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. These other secured financing transactions are generally classified within level 2 of the fair value hierarchy. Other secured financings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest. See Note 3 for further information regarding other secured financings.

Hybrid Financial Instruments. Hybrid financial instruments are instruments that contain bifurcatable embedded derivatives and do not require settlement by physical delivery of non-financial assets (e.g., physical commodities). If the firm elects to bifurcate the embedded derivative from the associated debt, it is accounted for at fair value and the host contract is accounted for at amortized cost, adjusted for the effective portion of any fair value hedge accounting relationships. If the firm does not elect to bifurcate, the entire hybrid financial instrument is accounted for at fair value under the fair value option. See Notes 3 and 6 for further information regarding hybrid financial instruments.

Transfers of Financial Assets. In general, transfers of financial assets are accounted for as sales when the firm has relinquished control over the transferred assets. For transfers accounted for as sales, any related gains or losses are recognized in net revenues. Transfers that are not accounted for as sales are accounted for as collateralized financings, with the related interest expense recognized in net revenues over the life of the transaction. See "—Recent Accounting Developments" below for information regarding amendments to accounting for transfers of financial assets.

Commissions. Commission revenues from executing and clearing client transactions on stock, options and futures markets are recognized in "Trading and principal investments" in the consolidated statements of earnings on a trade-date basis.

Insurance Activities. Certain of the firm's insurance and reinsurance contracts are accounted for at fair value under the fair value option, with changes in fair value included in "Trading and principal investments" in the consolidated statements of earnings.

Revenues from variable annuity and life insurance and reinsurance contracts not accounted for at fair value generally consist of fees assessed on contract holder account balances for mortality charges, policy administration fees and surrender charges, and are recognized in "Trading and principal investments" in the consolidated statements of earnings in the period that services are provided.

Interest credited to variable annuity and life insurance and reinsurance contract account balances and changes in reserves are recognized in "Other expenses" in the consolidated statements of earnings.

Premiums earned for underwriting property catastrophe reinsurance are recognized in "Trading and principal investments" in the consolidated statements of earnings over the coverage period, net of premiums ceded for the cost of reinsurance. Expenses for liabilities related to property catastrophe reinsurance claims, including estimates of losses that have been incurred but not reported, are recognized in "Other expenses" in the consolidated statements of earnings.

Merchant Banking Overrides. The firm is entitled to receive merchant banking overrides (i.e., an increased share of a fund's income and gains) when the return on the funds' investments exceeds certain threshold returns. Overrides are based on investment performance over the life of each merchant banking fund, and future investment underperformance may require amounts of override previously distributed to the firm to be returned to the funds. Accordingly, overrides are recognized in the consolidated statements of earnings only when all material contingencies have been resolved. Overrides are included in "Trading and principal investments" in the consolidated statements of earnings.

Asset Management. Management fees are recognized over the period that the related service is provided based upon average net asset values. In certain circumstances, the firm is also entitled to receive incentive fees based on a percentage of a fund's return or when the return on assets under management exceeds specified benchmark returns or other performance targets. Incentive fees are generally based on investment performance over a 12-month period and are subject to adjustment prior to the end of the measurement period. Accordingly, incentive fees are recognized in the consolidated statements of earnings when the measurement period ends. Asset management fees and incentive fees are included in "Asset management and securities services" in the consolidated statements of earnings.

Share-Based Compensation

The cost of employee services received in exchange for a share-based award is generally measured based on the grant-date fair value of the award in accordance with ASC 718. Share-based awards that do not require future service (i.e., vested awards, including awards granted to retirement-eligible employees) are expensed immediately. Share-based employee awards that require future service are amortized over the relevant service period. Expected forfeitures are included in determining share-based employee compensation expense.

The firm pays cash dividend equivalents on outstanding restricted stock units (RSUs). Dividend equivalents paid on RSUs are generally charged to retained earnings. Dividend equivalents paid on RSUs expected to be forfeited are included in compensation expense. In the first quarter of fiscal 2009, the firm adopted amended accounting principles related to income tax benefits of dividends on share-based payment awards (ASC 718). These amended principles require the tax benefit related to dividend equivalents paid on RSUs to be accounted for as an increase to additional paid-in capital. Previously, the firm accounted for this tax benefit as a reduction to income tax expense. See "—Recent Accounting Developments" below for further information on these amended principles.

In certain cases, primarily related to the death of an employee or conflicted employment (as outlined in the applicable award agreements), the firm may cash settle share-based compensation awards. For awards accounted for as equity instruments, additional paid-in capital is adjusted to the extent of the difference between the current value of the award and the grant-date value of the award.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested at least annually for impairment. An impairment loss is recognized if the estimated fair value of an operating segment, which is a component one level below the firm's three business segments, is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Identifiable Intangible Assets

Identifiable intangible assets, which consist primarily of customer lists, New York Stock Exchange (NYSE) Designated Market Maker (DMM) rights and the value of business acquired (VOBA) in the firm's insurance subsidiaries, are amortized over their estimated lives or, in the case of insurance contracts, in proportion to estimated gross profits or premium revenues. Identifiable intangible assets are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, generally calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are recorded at cost and included in "Other assets" in the consolidated statements of financial condition.

Substantially all property and equipment are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are capitalized and amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

The firm's operating leases include office space held in excess of current requirements. Rent expense relating to space held for growth is included in "Occupancy" in the consolidated statements of earnings. The firm records a liability, based on the fair value of the remaining lease rentals reduced by any potential or existing sublease rentals, for leases where the firm has ceased using the space and management has concluded that the firm will not derive any future economic benefits. Costs to terminate a lease before the end of its term are recognized and measured at fair value upon termination.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statements of financial condition, and revenues and expenses are translated at average rates of exchange for the period. Gains or losses on translation of the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included, net of hedges and taxes, in the consolidated statements of comprehensive income. The firm seeks to reduce its net investment exposure to fluctuations in foreign exchange rates through the use of foreign currency forward contracts and foreign currency-denominated debt. For foreign currency forward contracts, hedge effectiveness is assessed based on changes in forward exchange rates; accordingly, forward points are reflected as a component of the currency translation adjustment in the consolidated statements of comprehensive income. For foreign currency-denominated debt, hedge effectiveness is assessed based on changes in spot rates. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are included in the consolidated statements of earnings.

Income Taxes

Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statements of financial condition. The firm adopted amended accounting principles related to the accounting for uncertainty in income taxes (ASC 740) as of December 1, 2007, and recorded a transition adjustment resulting in a reduction of $201 million to beginning retained earnings in the first fiscal quarter of 2008. The firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. The firm reports interest expense related to income tax matters in "Provision for taxes" in the consolidated statements of earnings and income tax penalties in "Other expenses" in the consolidated statements of earnings.

Earnings Per Common Share (EPS)

Basic EPS is calculated by dividing net earnings applicable to common shareholders by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and RSUs for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common stock deliverable pursuant to stock warrants and options and to RSUs for which future service is required as a condition to the delivery of the underlying common stock. In the first quarter of fiscal 2009, the firm adopted amended accounting principles related to determining whether instruments granted in share-based payment transactions are participating securities. Accordingly, the firm treats unvested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents as a separate class of securities in calculating earnings per common share. See "—Recent Accounting Developments" below for further information on these amended principles.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business. As of December 2009 and November 2008, "Cash and cash equivalents" on the consolidated statements of financial condition included $4.45 billion and $5.60 billion, respectively, of cash and due from banks and $33.84 billion and $10.14 billion, respectively, of interest-bearing deposits with banks.

Recent Accounting Developments

FASB Accounting Standards Codification. In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the firm for the third quarter of fiscal 2009 and did not have an effect on the firm's financial condition, results of operations or cash flows.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards (ASC 718). In June 2007, the FASB issued amended accounting principles related to income tax benefits of dividends on share-based payment awards, which require that the tax benefit related to dividend equivalents paid on RSUs, which are expected to vest, be recorded as an increase to additional paid-in capital. The firm previously accounted for this tax benefit as a reduction to income tax expense. These amended accounting principles were applied prospectively for tax benefits on dividend equivalents declared beginning in the first quarter of fiscal 2009. Adoption did not have a material effect on the firm's financial condition, results of operations or cash flows.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions (ASC 860). In February 2008, the FASB issued amended accounting principles related to transfers of financial assets and repurchase financing transactions. These amended principles require an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously or in contemplation of the initial transfer to be evaluated as a linked transaction (for purposes of determining whether a sale has occurred) unless certain criteria are met, including that the transferred asset must be readily obtainable in the marketplace. The firm adopted these amended accounting principles for new transactions entered into after November 2008. Adoption did not have a material effect on the firm's financial condition, results of operations or cash flows.

Disclosures about Derivative Instruments and Hedging Activities (ASC 815). In March 2008, the FASB issued amended principles related to disclosures about derivative instruments and hedging activities, which were effective for the firm beginning in the one month ended December 2008. Since these amended principles require only additional disclosures concerning derivatives and hedging activities, adoption did not affect the firm's financial condition, results of operations or cash flows.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (ASC 260). In June 2008, the FASB issued amended accounting principles related to determining whether instruments granted in share-based payment transactions are participating securities. These amended principles require companies to treat unvested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents as a separate class of securities in calculating earnings per common share under the two-class method. The firm adopted these amended accounting principles in the first quarter of fiscal 2009. The impact to basic earnings per common share for the year ended December 2009 was a reduction of $0.06 per common share. There was no impact on diluted earnings per common share for the year ended December 2009. Prior periods have not been restated due to immateriality.

Business Combinations (ASC 805). In December 2007, the FASB issued amended accounting principles related to business combinations, which changed the accounting for transaction costs, certain contingent assets and liabilities, and other balances in a business combination. In addition, in partial acquisitions, when control is obtained, the amended principles require that the acquiring company measure and record all of the target's assets and liabilities, including goodwill, at fair value as if the entire target company had been acquired. These amended accounting principles applied to the firm's business combinations beginning in the first quarter of fiscal 2009. Adoption did not affect the firm's financial condition, results of operations or cash flows, but may have an effect on accounting for future business combinations.

Noncontrolling Interests in Consolidated Financial Statements (ASC 810). In December 2007, the FASB issued amended accounting principles related to noncontrolling interests in consolidated financial statements, which require that ownership interests in consolidated subsidiaries held by parties other than the parent (i.e., noncontrolling interests) be accounted for and presented as equity, rather than as a liability or mezzanine equity. These amended accounting principles were effective for the firm beginning in the first quarter of fiscal 2009. Adoption did not have a material effect on the firm's financial condition, results of operations or cash flows.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities (ASC 860 and 810). In December 2008, the FASB issued amended principles related to disclosures by public entities (enterprises) about transfers of financial assets and interests in variable interest entities, which were effective for the firm beginning in the one month ended December 2008. Since these amended principles require only additional disclosures concerning transfers of financial assets and interests in VIEs, adoption did not affect the firm's financial condition, results of operations or cash flows.

Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock (ASC 815). In June 2008, the FASB issued amended accounting principles related to determining whether an instrument (or embedded feature) is indexed to an entity's own stock. These amended accounting principles provide guidance about whether an instrument (such as the firm's outstanding common stock warrants) should be classified as equity and not subsequently recorded at fair value. The firm adopted these amended accounting principles in the first quarter of fiscal 2009. Adoption did not affect the firm's financial condition, results of operations or cash flows.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (ASC 820). In April 2009, the FASB issued amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. Specifically, these amended principles list factors which should be evaluated to determine whether a transaction is orderly, clarify that adjustments to transactions or quoted prices may be necessary when the volume and level of activity for an asset or liability have decreased significantly, and provide guidance for determining the concurrent weighting of the transaction price relative to fair value indications from other valuation techniques when estimating fair value. The firm adopted these amended accounting principles in the second quarter of fiscal 2009. Since the firm's fair value methodologies were consistent with these amended accounting principles, adoption did not affect the firm's financial condition, results of operations or cash flows.

Recognition and Presentation of Other-Than-Temporary Impairments (ASC 320). In April 2009, the FASB issued amended accounting principles related to recognition and presentation of other-than-temporary impairments. These amended principles prescribe that only the portion of an other-than-temporary impairment on a debt security related to credit loss is recognized in current period earnings, with the remainder recognized in other comprehensive income, if the holder does not intend to sell the security and it is more likely than not that the holder will not be required to sell the security prior to recovery. Previously, the entire other-than-temporary impairment was recognized in current period earnings. The firm adopted these amended accounting principles in the second quarter of fiscal 2009. Adoption did not have a material effect on the firm's financial condition, results of operations or cash flows.

Interim Disclosures about Fair Value of Financial Instruments (ASC 825). In April 2009, the FASB issued amended principles related to interim disclosures about fair value of financial instruments. The firm adopted these amended principles in the second quarter of fiscal 2009. Adoption did not affect the firm's financial condition, results of operations or cash flows.

Transfers of Financial Assets and Interests in Variable Interest Entities (ASC 860 and 810). In June 2009, the FASB issued amended accounting principles which change the accounting for securitizations and VIEs. These principles were codified as Accounting Standards Update (ASU) No. 2009-16, "Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets" and ASU No. 2009-17, "Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" in December 2009. ASU No. 2009-16 eliminates the concept of a QSPE, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets, including securitization transactions and continuing involvement with transferred financial assets. ASU No. 2009-17 changes the determination of when a VIE should be consolidated. Under ASU No. 2009-17, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. ASU Nos. 2009-16 and 2009-17 are effective for fiscal years beginning after November 15, 2009. In February 2010, the FASB finalized a standard which defers the requirements of ASU No. 2009-17 for certain interests in investment funds and certain similar entities. Adoption of ASU Nos. 2009-16 and 2009-17 on January 1, 2010 did not have a material effect on the firm's financial condition, results of operations or cash flows. However, continued application of these principles requires the firm to make judgments that are subject to change based on new facts and circumstances, and evolving interpretations and practices.

Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value (ASC 820). In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value." ASU No. 2009-05 provides guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. The firm adopted ASU No. 2009-05 in the fourth quarter of fiscal 2009. Since the firm's fair value methodologies were consistent with ASU No. 2009-05, adoption did not affect the firm's financial condition, results of operations or cash flows.

Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASC 820). In September 2009, the FASB issued ASU No. 2009-12, "Fair Value Measurements and Disclosures (Topic 820)—Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." ASU No. 2009-12 provides guidance about using net asset value to measure the fair value of interests in certain investment funds and requires additional disclosures about interests in investment funds. The firm adopted ASU No. 2009-12 in the fourth quarter of fiscal 2009. Since the firm's fair value methodologies were consistent with ASU No. 2009-12, adoption did not affect the firm's financial condition, results of operations or cash flows.

Improving Disclosures about Fair Value Measurements (ASC 820). In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements." ASU No. 2010-06 provides amended disclosure requirements related to fair value measurements. ASU No. 2010-06 is effective for financial statements issued for reporting periods beginning after December 15, 2009 for certain disclosures and for reporting periods beginning after December 15, 2010 for other disclosures. Since these amended principles require only additional disclosures concerning fair value measurements, adoption will not affect the firm's financial condition, results of operations or cash flows.

NOTE 3

Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's trading assets, at fair value, including those pledged as collateral, and trading liabilities, at fair value. At any point in time, the firm may use cash instruments as well as derivatives to manage a long or short risk position.

	As of			
	December 2009		November 2008	
(in millions)	Assets	Liabilities	Assets	Liabilities
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 9,111[1]	$ –	$ 8,662[1]	$ –
Government and U.S. federal agency obligations	117,194	44,825	69,653	37,000
Mortgage and other asset-backed loans and securities	14,277	103	22,393	340
Bank loans and bridge loans	19,345	1,541[4]	21,839	3,108[4]
Corporate debt securities and other debt obligations	32,041	6,265	27,879	5,711
Equities and convertible debentures	71,474	20,253	57,049	12,116
Physical commodities	3,707	23	513	2
Derivative contracts	75,253[2]	56,009[5]	130,337[2]	117,695[5]
Total	$342,402[3]	$129,019	$338,325[3]	$175,972

[1] Includes $4.31 billion and $4.40 billion as of December 2009 and November 2008, respectively, of money market instruments held by William Street Funding Corporation (Funding Corp.) to support the William Street credit extension program. See Note 8 for further information regarding the William Street credit extension program.

[2] Net of cash received pursuant to credit support agreements of $124.60 billion and $137.16 billion as of December 2009 and November 2008, respectively.

[3] Includes $3.86 billion and $1.68 billion as of December 2009 and November 2008, respectively, of securities held within the firm's insurance subsidiaries which are accounted for as available-for-sale.

[4] Consists of the fair value of unfunded commitments to extend credit. The fair value of partially funded commitments is included in trading assets, at fair value.

[5] Net of cash paid pursuant to credit support agreements of $14.74 billion and $34.01 billion as of December 2009 and November 2008, respectively.

Fair Value Hierarchy

The firm's financial assets at fair value classified within level 3 of the fair value hierarchy are summarized below:

	As of	
($ in millions)	December 2009	November 2008
Total level 3 assets	$ 46,475	$ 66,190
Level 3 assets for which the firm bears economic exposure[1]	43,348	59,574
Total assets	848,942	884,547
Total financial assets at fair value	573,788	595,234
Total level 3 assets as a percentage of Total assets	5.5%	7.5%
Level 3 assets for which the firm bears economic exposure as a percentage of Total assets	5.1	6.7
Total level 3 assets as a percentage of Total financial assets at fair value	8.1	11.1
Level 3 assets for which the firm bears economic exposure as a percentage of Total financial assets at fair value	7.6	10.0

[1] Excludes assets which are financed by nonrecourse debt, attributable to minority investors or attributable to employee interests in certain consolidated funds.

Notes to Consolidated Financial Statements

The following tables set forth by level within the fair value hierarchy trading assets, at fair value, trading liabilities, at fair value, and other financial assets and financial liabilities accounted for at fair value under the fair value option as of December 2009 and November 2008. See Note 2 for further information on the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Financial Assets at Fair Value as of December 2009				
(in millions)	Level 1	Level 2	Level 3	Netting and Collateral	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 5,026	$ 4,085	$ –	$ –	$ 9,111
U.S. government and federal agency obligations	36,391	41,945	–	–	78,336
Non-U.S. government obligations	33,881	4,977	–	–	38,858
Mortgage and other asset-backed loans and securities [1]:					
Loans and securities backed by commercial real estate	–	1,583	4,620	–	6,203
Loans and securities backed by residential real estate	–	4,824	1,880	–	6,704
Loan portfolios [2]	–	6	1,364	–	1,370
Bank loans and bridge loans	–	9,785	9,560	–	19,345
Corporate debt securities [3]	164	23,969	2,235	–	26,368
State and municipal obligations	–	1,645	1,114	–	2,759
Other debt obligations	–	679	2,235	–	2,914
Equities and convertible debentures	37,103 [5]	22,500 [7]	11,871 [10]	–	71,474
Physical commodities	–	3,707	–	–	3,707
Cash instruments	112,565	119,705	34,879	–	267,149
Derivative contracts	161	190,816 [8]	11,596 [8]	(127,320) [11]	75,253
Trading assets, at fair value	112,726	310,521	46,475	(127,320)	342,402
Securities segregated for regulatory and other purposes	14,381 [6]	4,472 [9]	–	–	18,853
Securities purchased under agreements to resell	–	144,279	–	–	144,279
Securities borrowed	–	66,329	–	–	66,329
Receivables from customers and counterparties	–	1,925	–	–	1,925
Total financial assets at fair value	$127,107	$527,526	$46,475	$(127,320)	$573,788
Level 3 assets for which the firm does not bear economic exposure [4]			(3,127)		
Level 3 assets for which the firm bears economic exposure			$43,348		

(1) Includes $291 million and $311 million of CDOs and collateralized loan obligations (CLOs) backed by real estate within level 2 and level 3, respectively, of the fair value hierarchy.

(2) Consists of acquired portfolios of distressed loans, primarily backed by commercial and residential real estate collateral.

(3) Includes $338 million and $741 million of CDOs and CLOs backed by corporate obligations within level 2 and level 3, respectively, of the fair value hierarchy.

(4) Consists of level 3 assets which are financed by nonrecourse debt, attributable to minority investors or attributable to employee interests in certain consolidated funds.

(5) Consists of publicly listed equity securities.

(6) Principally consists of U.S. Department of the Treasury (U.S. Treasury) securities and money market instruments as well as insurance separate account assets measured at fair value.

(7) Substantially all of the firm's level 2 equities and convertible debentures are less liquid publicly listed securities.

(8) Includes $31.44 billion and $9.58 billion of credit derivative assets within level 2 and level 3, respectively, of the fair value hierarchy. These amounts exclude the effects of netting under enforceable netting agreements across other derivative product types.

(9) Principally consists of securities borrowed and resale agreements. The underlying securities have been segregated to satisfy certain regulatory requirements.

(10) Substantially all consists of private equity investments and real estate fund investments. Includes $10.56 billion of private equity investments, $1.23 billion of real estate investments and $79 million of convertible debentures.

(11) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

Notes to Consolidated Financial Statements

(in millions)	Level 1	Level 2	Level 3	Netting and Collateral	Total
	Financial Liabilities at Fair Value as of December 2009				
U.S. government and federal agency obligations	$20,940	$ 42	$ –	$ –	$ 20,982
Non-U.S. government obligations	23,306	537	–	–	23,843
Mortgage and other asset-backed loans and securities:					
Loans and securities backed by commercial real estate	–	29	–	–	29
Loans and securities backed by residential real estate	–	74	–	–	74
Bank loans and bridge loans	–	1,128	413	–	1,541
Corporate debt securities [1]	65	6,018	146	–	6,229
State and municipal obligations	–	36	–	–	36
Equities and convertible debentures [2]	19,072	1,168	13	–	20,253
Physical commodities	–	23	–	–	23
Cash instruments	63,383	9,055	572	–	73,010
Derivative contracts	126	66,943 [3]	6,400 [3]	(17,460) [5]	56,009
Trading liabilities, at fair value	63,509	75,998	6,972	(17,460)	129,019
Deposits	–	1,947	–	–	1,947
Securities sold under agreements to repurchase, at fair value	–	127,966	394	–	128,360
Securities loaned	–	6,194	–	–	6,194
Other secured financings	118	8,354	6,756	–	15,228
Unsecured short-term borrowings	–	16,093	2,310	–	18,403
Unsecured long-term borrowings	–	18,315	3,077	–	21,392
Other liabilities and accrued expenses	–	141	1,913	–	2,054
Total financial liabilities at fair value	$63,627	$255,008	$21,422 [4]	$(17,460)	$322,597

[1] Includes $45 million of CDOs and CLOs backed by corporate obligations within level 3 of the fair value hierarchy.

[2] Substantially all consists of publicly listed equity securities.

[3] Includes $7.96 billion and $3.20 billion of credit derivative liabilities within level 2 and level 3, respectively, of the fair value hierarchy. These amounts exclude the effects of netting under enforceable netting agreements across other derivative product types.

[4] Level 3 liabilities were 6.6% of Total financial liabilities at fair value.

[5] Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

Notes to Consolidated Financial Statements

	Financial Assets at Fair Value as of November 2008				
(in millions)	Level 1	Level 2	Level 3	Netting and Collateral	Total
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 5,205	$ 3,457	$ –	$ –	$ 8,662
Government and U.S. federal agency obligations	35,069	34,584	–	–	69,653
Mortgage and other asset-backed loans and securities	–	6,886	15,507	–	22,393
Bank loans and bridge loans	–	9,882	11,957	–	21,839
Corporate debt securities and other debt obligations	14	20,269	7,596	–	27,879
Equities and convertible debentures	25,068	15,975	16,006 [5]	–	57,049
Physical commodities	–	513	–	–	513
Cash instruments	65,356	91,566	51,066	–	207,988
Derivative contracts	24	256,412 [3]	15,124 [3]	(141,223) [6]	130,337
Trading assets, at fair value	65,380	347,978	66,190	(141,223)	338,325
Securities segregated for regulatory and other purposes	20,030 [2]	58,800 [4]	–	–	78,830
Securities purchased under agreements to resell	–	116,671	–	–	116,671
Securities borrowed	–	59,810	–	–	59,810
Receivables from customers and counterparties	–	1,598	–	–	1,598
Total financial assets at fair value	$85,410	$584,857	$66,190	$(141,223)	$595,234
Level 3 assets for which the firm does not bear economic exposure [1]			(6,616)		
Level 3 assets for which the firm bears economic exposure			$59,574		

(1) Consists of level 3 assets which are financed by nonrecourse debt, attributable to minority investors or attributable to employee interests in certain consolidated funds.

(2) Consists of U.S. Treasury securities and money market instruments as well as insurance separate account assets measured at fair value.

(3) Includes $66.00 billion and $8.32 billion of credit derivative assets within level 2 and level 3, respectively, of the fair value hierarchy. These amounts exclude the effects of netting under enforceable netting agreements across other derivative product types.

(4) Principally consists of securities borrowed and resale agreements. The underlying securities have been segregated to satisfy certain regulatory requirements.

(5) Substantially all consists of private equity investments and real estate fund investments.

(6) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

Notes to Consolidated Financial Statements

(in millions)	Level 1	Level 2	Level 3	Netting and Collateral	Total
	Financial Liabilities at Fair Value as of November 2008				
Government and U.S. federal agency obligations	$36,385	$ 615	$ –	$ –	$ 37,000
Mortgage and other asset-backed loans and securities	–	320	20	–	340
Bank loans and bridge loans	–	2,278	830	–	3,108
Corporate debt securities and other debt obligations	11	5,185	515	–	5,711
Equities and convertible debentures	11,928	174	14	–	12,116
Physical commodities	2	–	–	–	2
Cash instruments	48,326	8,572	1,379	–	58,277
Derivative contracts	21	145,777 [1]	9,968 [1]	(38,071) [3]	117,695
Trading liabilities, at fair value	48,347	154,349	11,347	(38,071)	175,972
Deposits	–	4,224	–	–	4,224
Securities sold under agreements to repurchase, at fair value	–	62,883	–	–	62,883
Securities loaned	–	7,872	–	–	7,872
Other secured financings	–	16,429	3,820	–	20,249
Unsecured short-term borrowings	–	17,916	5,159	–	23,075
Unsecured long-term borrowings	–	15,886	1,560	–	17,446
Other liabilities and accrued expenses	–	978	–	–	978
Total financial liabilities at fair value	$48,347	$280,537	$21,886 [2]	$(38,071)	$312,699

(1) Includes $31.20 billion and $4.74 billion of credit derivative liabilities within level 2 and level 3, respectively, of the fair value hierarchy. These amounts exclude the effects of netting under enforceable netting agreements across other derivative product types.

(2) Level 3 liabilities were 7.0% of Total financial liabilities at fair value.

(3) Represents cash collateral and the impact of netting across the levels of the fair value hierarchy. Netting among positions classified within the same level is included in that level.

Level 3 Unrealized Gains/(Losses)

The table below sets forth a summary of unrealized gains/(losses) on the firm's level 3 financial assets and financial liabilities at fair value still held at the reporting date for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008:

(in millions)	Level 3 Unrealized Gains/(Losses)			
	Year Ended			One Month Ended
	December 2009	November 2008	November 2007	December 2008
Cash instruments – assets	**$(4,781)**	$(11,485)	$(2,292)	$(3,116)
Cash instruments – liabilities	**474**	(871)	(294)	(78)
Net unrealized losses on level 3 cash instruments	**(4,307)**	(12,356)	(2,586)	(3,194)
Derivative contracts – net	**(1,018)**	5,577	4,543	(210)
Other secured financings	**(812)**	838	–	(1)
Unsecured short-term borrowings	**(81)**	737	(666)	(70)
Unsecured long-term borrowings	**(291)**	657	22	(127)
Other liabilities and accrued expenses	**53**	–	–	–
Total level 3 unrealized gains/(losses)	**$(6,456)**	$ (4,547)	$ 1,313	$(3,602)

Cash Instruments

The net unrealized loss on level 3 cash instruments of $4.31 billion for the year ended December 2009 primarily consisted of unrealized losses on private equity investments and real estate fund investments, and loans and securities backed by commercial real estate, reflecting weakness in these less liquid asset classes. The net unrealized loss on level 3 cash instruments of $12.36 billion for the year ended November 2008 primarily consisted of unrealized losses on loans and securities backed by commercial real estate, certain bank loans and bridge loans, private equity investments and real estate fund investments. The net unrealized loss on level 3 cash instruments of $3.19 billion for the one month ended December 2008 primarily consisted of unrealized losses on certain bank loans and bridge loans, private equity investments and real estate fund investments, and loans and securities backed by commercial real estate. Losses during December 2008 reflected the weakness in the global credit and equity markets.

Level 3 cash instruments are frequently economically hedged with instruments classified within level 1 and level 2, and accordingly, gains or losses that have been reported in level 3 can be partially offset by gains or losses attributable to instruments classified within level 1 or level 2 or by gains or losses on derivative contracts classified within level 3 of the fair value hierarchy.

Derivative Contracts

The net unrealized loss on level 3 derivative contracts of $1.02 billion for the year ended December 2009 was primarily attributable to tighter credit spreads on the underlying instruments and increases in underlying equity index prices, partially offset by increases in commodities prices (all of which are level 2 observable inputs). The net unrealized gain on level 3 derivative contracts of $5.58 billion for the year ended November 2008 was primarily attributable to changes in observable credit spreads (which are level 2 inputs) on the underlying instruments. The net unrealized loss on level 3 derivative contracts of $210 million for the one month ended December 2008 was primarily attributable to changes in observable prices on the underlying instruments (which are level 2 inputs). Level 3 gains and losses on derivative contracts should be considered in the context of the following:

- A derivative contract with level 1 and/or level 2 inputs is classified as a level 3 financial instrument in its entirety if it has at least one significant level 3 input.
- If there is one significant level 3 input, the entire gain or loss from adjusting only observable inputs (i.e., level 1 and level 2) is still classified as level 3.
- Gains or losses that have been reported in level 3 resulting from changes in level 1 or level 2 inputs are frequently offset by gains or losses attributable to instruments classified within level 1 or level 2 or by cash instruments reported within level 3 of the fair value hierarchy.

Notes to Consolidated Financial Statements

The tables below set forth a summary of changes in the fair value of the firm's level 3 financial assets and financial liabilities at fair value for the years ended December 2009 and November 2008 and one month ended December 2008. The tables reflect gains and losses, including gains and losses for the entire period on financial assets and financial liabilities at fair value that were transferred to level 3 during the period, for all financial assets and financial liabilities at fair value categorized as level 3 as of December 2009, November 2008 and December 2008, respectively. The tables do not include gains or losses that were reported in level 3 in prior periods for instruments that were sold or transferred out of level 3 prior to the end of the period presented.

	Level 3 Financial Assets and Financial Liabilities at Fair Value					
(in millions)	Balance, beginning of year	Net realized gains/(losses)	Net unrealized gains/(losses) relating to instruments still held at the reporting date	Net purchases, issuances and settlements	Net transfers in and/or out of level 3	Balance, end of year
Year Ended December 2009						
Mortgage and other asset-backed loans and securities:						
Loans and securities backed by commercial real estate	$ 9,170	$ 166	$(1,148)	$(3,097)	$ (471)	$ 4,620
Loans and securities backed by residential real estate	1,927	101	58	(158)	(48)	1,880
Loan portfolios	4,266	167	(327)	(1,195)	(1,547)[4]	1,364
Bank loans and bridge loans	11,169	747	(145)	(2,128)	(83)	9,560
Corporate debt securities	2,734	366	(68)	(624)	(173)	2,235
State and municipal obligations	1,356	(5)	13	(662)	412	1,114
Other debt obligations	3,903	173	(203)	(1,425)	(213)	2,235
Equities and convertible debentures	15,127	21	(2,961)	662	(978)[5]	11,871
Total cash instruments–assets	49,652	1,736[1]	(4,781)[1]	(8,627)	(3,101)	34,879
Cash instruments–liabilities	(1,727)	38[2]	474[2]	463	180	(572)
Derivative contracts–net	3,315	759[2]	(1,018)[2][3]	2,333	(193)	5,196
Securities sold under agreements to repurchase, at fair value	–	–	–	(394)	–	(394)
Other secured financings	(4,039)	19[2]	(812)[2]	804	(2,728)[6]	(6,756)
Unsecured short-term borrowings	(4,712)	(126)[2]	(81)[2]	(1,419)	4,028[6]	(2,310)
Unsecured long-term borrowings	(1,689)	(92)[2]	(291)[2]	726	(1,731)[6]	(3,077)
Other liabilities and accrued expenses	–	(22)[2]	53[2]	(991)	(953)[7]	(1,913)

(1) The aggregate amounts include approximately $(4.69) billion and $1.64 billion reported in "Trading and principal investments" and "Interest income," respectively, in the consolidated statements of earnings for the year ended December 2009.

(2) Substantially all is reported in "Trading and principal investments" in the consolidated statements of earnings.

(3) Principally resulted from changes in level 2 inputs.

(4) Principally reflects the deconsolidation of certain loan portfolios for which the firm did not bear economic exposure.

(5) Principally reflects transfers to level 2 within the fair value hierarchy of certain private equity investments, reflecting improved transparency of prices for these financial instruments, primarily as a result of market transactions.

(6) Principally reflects transfers from level 3 unsecured short-term borrowings to level 3 other secured financings and level 3 unsecured long-term borrowings related to changes in the terms of certain notes.

(7) Principally reflects transfers from level 2 within the fair value hierarchy of certain insurance contracts, reflecting reduced transparency of mortality curve inputs used to value these instruments as a result of less observable trading activity.

Notes to Consolidated Financial Statements

(in millions)	Level 3 Financial Assets and Financial Liabilities at Fair Value					
	Balance, beginning of year	Net realized gains/(losses)	Net unrealized gains/(losses) relating to instruments still held at the reporting date	Net purchases, issuances and settlements	Net transfers in and/or out of level 3	Balance, end of year
Year Ended November 2008						
Cash instruments–assets	$53,451	$1,930 [1]	$(11,485) [1]	$ 3,955	$ 3,215 [4]	$51,066
Cash instruments–liabilities	(554)	28 [2]	(871) [2]	55	(37)	(1,379)
Derivative contracts–net	2,056	267 [2]	5,577 [2][3]	(1,813)	(931) [5]	5,156
Other secured financings	–	87 [2]	838 [2]	416	(5,161) [6]	(3,820)
Unsecured short-term borrowings	(4,271)	354 [2]	737 [2]	(1,353)	(626)	(5,159)
Unsecured long-term borrowings	(767)	(20) [2]	657 [2]	(1,314)	(116)	(1,560)

(1) The aggregate amounts include approximately $(11.54) billion and $1.98 billion reported in "Trading and principal investments" and "Interest income," respectively, in the consolidated statements of earnings for the year ended November 2008.

(2) Substantially all is reported in "Trading and principal investments" in the consolidated statements of earnings.

(3) Principally resulted from changes in level 2 inputs.

(4) Principally reflects transfers from level 2 within the fair value hierarchy of loans and securities backed by commercial real estate, reflecting reduced price transparency for these financial instruments.

(5) Principally reflects transfers to level 2 within the fair value hierarchy of mortgage-related derivative assets, as recent trading activity provided improved transparency of correlation inputs. This decrease was partially offset by transfers from level 2 within the fair value hierarchy of credit and equity-linked derivatives due to reduced price transparency.

(6) Consists of transfers from level 2 within the fair value hierarchy.

(in millions)	Level 3 Financial Assets and Financial Liabilities at Fair Value					
	Balance, beginning of period	Net realized gains/(losses)	Net unrealized losses relating to instruments still held at the reporting date	Net purchases, issuances and settlements	Net transfers in and/or out of level 3	Balance, end of period
One Month Ended December 2008						
Cash instruments–assets	$51,066	$157 [1]	$(3,116) [1]	$ 921	$ 624 [4]	$49,652
Cash instruments–liabilities	(1,379)	3 [2]	(78) [2]	(159)	(114)	(1,727)
Derivative contracts–net	5,156	15 [2]	(210) [2][3]	(699)	(947) [5]	3,315
Other secured financings	(3,820)	(2) [2]	(1) [2]	(51)	(165)	(4,039)
Unsecured short-term borrowings	(5,159)	27 [2]	(70) [2]	482	8	(4,712)
Unsecured long-term borrowings	(1,560)	(1) [2]	(127) [2]	42	(43)	(1,689)

(1) The aggregate amounts include approximately $(3.18) billion and $221 million reported in "Trading and principal investments" and "Interest income," respectively, in the consolidated statements of earnings for the one month ended December 2008.

(2) Substantially all is reported in "Trading and principal investments" in the consolidated statements of earnings.

(3) Principally resulted from changes in level 2 inputs.

(4) Principally reflects transfers from level 2 within the fair value hierarchy of certain corporate debt securities and other debt obligations and loans and securities backed by commercial real estate, reflecting reduced price transparency for these financial instruments.

(5) Principally reflects transfers to level 2 within the fair value hierarchy of credit-related derivative assets, due to improved transparency of correlation inputs used to value these financial instruments.

Impact of Credit Spreads

On an ongoing basis, the firm realizes gains or losses relating to changes in credit risk on derivative contracts through changes in credit mitigants or the sale or unwind of the contracts. The net gain/(loss) attributable to the impact of changes in credit exposure and credit spreads on derivative contracts (including derivative assets and liabilities and related hedges) was $572 million, $(137) million, $86 million and $(188) million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively.

The following table sets forth the net gains/(losses) attributable to the impact of changes in the firm's own credit spreads on borrowings for which the fair value option was elected. The firm calculates the fair value of borrowings by discounting future cash flows at a rate which incorporates the firm's observable credit spreads.

	Year Ended			One Month Ended
(in millions)	December 2009	November 2008	November 2007	December 2008
Net gains/(losses) including hedges	$(1,103)	$1,127	$203	$(113)
Net gains/(losses) excluding hedges	(1,116)	1,196	216	(114)

The net gain/(loss) attributable to changes in instrument-specific credit spreads on loans and loan commitments for which the fair value option was elected was $1.65 billion, $(4.61) billion and $(2.06) billion for the years ended December 2009 and November 2008 and one month ended December 2008, respectively. Such gains/(losses) were not material for the year ended November 2007. The firm attributes changes in the fair value of floating rate loans and loan commitments to changes in instrument-specific credit spreads. For fixed rate loans and loan commitments, the firm allocates changes in fair value between interest rate-related changes and credit spread-related changes based on changes in interest rates. See below for additional details regarding the fair value option.

The Fair Value Option

GAINS/(LOSSES)

The following table sets forth the gains/(losses) included in earnings for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008 as a result of the firm electing to apply the fair value option to certain financial assets and financial liabilities, as described in Note 2. The table excludes gains and losses related to (i) trading assets, at fair value, and trading liabilities, at fair value, (ii) gains and losses on assets and liabilities that would have been accounted for at fair value under other GAAP if the firm had not elected the fair value option, and (iii) gains and losses on secured financings related to transfers of financial assets accounted for as financings rather than sales, as such gains and losses are offset by gains and losses on the related financial assets.

	Year Ended			One Month Ended
(in millions)	**December 2009**	November 2008	November 2007	December 2008
Unsecured long-term borrowings[1]	$ (884)	$ 915	$ 202	$(104)
Other secured financings[2]	(822)	894	(293)	(2)
Unsecured short-term borrowings[3]	(182)	266	6	(9)
Receivables from customers and counterparties[4]	255	(68)	–	(41)
Other liabilities and accrued expenses[5]	(214)	131	–	7
Other[6]	79	(83)	18	(60)
Total[7]	$(1,768)	$2,055	$ (67)	$(209)

(1) Excludes gains/(losses) of $(4.15) billion, $2.42 billion, $(2.18) billion and $(623) million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively, related to the embedded derivative component of hybrid financial instruments. Such gains and losses would have been recognized even if the firm had not elected to account for the entire hybrid instrument at fair value under the fair value option.

(2) Excludes gains of $48 million, $1.29 billion and $2.19 billion for the years ended December 2009, November 2008 and November 2007, respectively, related to financings recorded as a result of transactions that were accounted for as secured financings rather than sales. Changes in the fair value of these secured financings are offset by changes in the fair value of the related financial instruments included in "Trading assets, at fair value" in the consolidated statements of financial condition. Such gains/(losses) were not material for the one month ended December 2008.

(3) Excludes gains/(losses) of $(3.15) billion, $6.37 billion, $(1.07) billion and $92 million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively, related to the embedded derivative component of hybrid financial instruments. Such gains and losses would have been recognized even if the firm had not elected to account for the entire hybrid instrument at fair value under the fair value option.

(4) Primarily consists of gains/(losses) on certain reinsurance contracts.

(5) Primarily consists of gains/(losses) on certain insurance and reinsurance contracts.

(6) Primarily consists of gains/(losses) on resale and repurchase agreements, and securities borrowed and loaned within Trading and Principal Investments.

(7) Reported in "Trading and principal investments" in the consolidated statements of earnings. The amounts exclude contractual interest, which is included in "Interest income" and "Interest expense" in the consolidated statements of earnings, for all instruments other than hybrid financial instruments.

All trading assets and trading liabilities are accounted for at fair value either under the fair value option or as required by other accounting standards (principally ASC 320, ASC 940 and ASC 815). Excluding equities commissions of $3.84 billion, $5.00 billion, $4.58 billion and $251 million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively, and the gains and losses on the instruments accounted for under the fair value option described above, "Trading and principal investments" in the consolidated statements of earnings primarily represents gains and losses on "Trading assets, at fair value" and "Trading liabilities, at fair value" in the consolidated statements of financial condition.

LOANS AND LOAN COMMITMENTS

As of December 2009, the aggregate contractual principal amount of loans and long-term receivables for which the fair value option was elected exceeded the related fair value by $41.96 billion, including a difference of $36.30 billion related to loans with an aggregate fair value of $4.28 billion that were on nonaccrual status (including loans more than 90 days past due). As of November 2008, the aggregate contractual principal amount of loans and long-term receivables for which the fair value option was elected exceeded the related fair value by $50.21 billion, including a difference of $37.46 billion related to loans with an aggregate fair value of $3.77 billion that were on nonaccrual status (including loans more than 90 days past due). The aggregate contractual principal exceeds the related fair value primarily because the firm regularly purchases loans, such as distressed loans, at values significantly below contractual principal amounts.

As of December 2009 and November 2008, the fair value of unfunded lending commitments for which the fair value option was elected was a liability of $879 million and $3.52 billion, respectively, and the related total contractual amount of these lending commitments was $44.05 billion and $39.49 billion, respectively.

LONG-TERM DEBT INSTRUMENTS

The aggregate contractual principal amount of long-term debt instruments (principal and non-principal protected) for which the fair value option was elected exceeded the related fair value by $752 million and $2.42 billion as of December 2009 and November 2008, respectively.

Investments in Funds That Calculate Net Asset Value Per Share

The firm's investments in funds that calculate net asset value per share primarily consist of investments in firm-sponsored funds where the firm co-invests with third-party investors. The private equity, private debt and real estate funds are primarily closed-end funds in which the firm's investments are not eligible for redemption. Distributions will be received from these funds as the underlying assets are liquidated and it is estimated that substantially all of the underlying assets of these existing funds will be liquidated over the next 10 years. The firm's investments in hedge funds are generally redeemable on a quarterly basis with 91 days notice, subject to a maximum redemption level of 25% of the firm's initial investments at any quarter-end. The following table sets forth the fair value of the firm's investments in and unfunded commitments to funds that calculate net asset value per share:

	As of December 2009	
(in millions)	Fair Value of Investments	Unfunded Commitments
Private equity funds[1]	$ 8,229	$ 5,722
Private debt funds[2]	3,628	4,048
Hedge funds[3]	3,133	–
Real estate funds[4]	939	2,398
Total	$15,929	$12,168

(1) These funds primarily invest in a broad range of industries worldwide in a variety of situations, including leveraged buyouts, recapitalizations, and growth investments.

(2) These funds generally invest in fixed income instruments and an associated equity component and are focused on providing private high-yield capital for mid to large-sized leveraged and management buyout transactions, recapitalizations, financings, refinancings, acquisitions and restructurings for private equity firms, private family companies and corporate issuers.

(3) These funds are primarily multi-disciplinary hedge funds that employ a fundamental bottom-up investment approach across various asset classes and strategies including long/short equity, credit, convertibles, risk arbitrage, special situations and capital structure arbitrage.

(4) These funds invest globally, primarily in real estate companies, loan portfolios, debt recapitalizations and direct property.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting, lending and securities borrowing activities and may be impacted by changes in economic, industry or political factors. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral as deemed appropriate. While the firm's activities expose it to many different industries and counterparties, the firm routinely executes a high volume of transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, clearing houses, exchanges and investment funds. This has resulted in significant credit concentration with respect to this industry. In the ordinary course of business, the firm may also be subject to a concentration of credit risk to a particular counterparty, borrower or issuer, including sovereign issuers, or to a particular clearing house or exchange.

As of December 2009 and November 2008, the firm held $83.83 billion (10% of total assets) and $53.98 billion (6% of total assets), respectively, of U.S. government and federal agency obligations included in "Trading assets, at fair value" and "Cash and securities segregated for regulatory and other purposes" in the consolidated statements of financial condition. As of December 2009 and November 2008, the firm held $38.61 billion (5% of total assets) and $21.13 billion (2% of total assets), respectively, of other sovereign obligations, principally consisting of securities issued by the governments of the United Kingdom and Japan. In addition, as of December 2009 and November 2008, $87.63 billion and $126.27 billion of the firm's securities purchased under agreements to resell and securities borrowed (including those in "Cash and securities segregated for regulatory and other purposes"), respectively, were collateralized by U.S. government and federal agency obligations. As of December 2009 and November 2008, $77.99 billion and $65.37 billion of the firm's securities purchased under agreements to resell and securities borrowed, respectively, were collateralized by other sovereign obligations, principally consisting of securities issued by the governments of Germany, the United Kingdom and Japan. As of December 2009 and November 2008, the firm did not have credit exposure to any other counterparty that exceeded 2% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts, that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments or commodities, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, commodities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index. However, certain commodity-related contracts are included in the firm's derivatives disclosure, as these contracts may be settled in cash or the assets to be delivered under the contract are readily convertible into cash.

The firm enters into derivative transactions to facilitate client transactions, to take proprietary positions and as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by entering into offsetting positions. For example, the firm may manage the risk related to a portfolio of common stock by entering into an offsetting position in a related equity-index futures contract.

The firm applies hedge accounting to certain derivative contracts. The firm uses these derivatives to manage certain interest rate and currency exposures, including the firm's net investment in non-U.S. operations. The firm designates certain interest rate swap contracts as fair value hedges. These interest rate swap contracts hedge changes in the relevant benchmark interest rate (e.g., London Interbank Offered Rate (LIBOR)), effectively converting a substantial portion of the firm's unsecured long-term borrowings, certain unsecured short-term borrowings and certificates of deposit into floating rate obligations. See Note 2 for information regarding the firm's accounting policy for foreign currency forward contracts used to hedge its net investment in non-U.S. operations.

The firm applies a long-haul method to all of its hedge accounting relationships to perform an ongoing assessment of the effectiveness of these relationships in achieving offsetting changes in fair value or offsetting cash flows attributable to the risk being hedged. The firm utilizes a dollar-offset method, which compares the change in the fair value of the hedging instrument to the change in the fair value of the hedged item, excluding the effect of the passage of time, to prospectively and retrospectively assess hedge effectiveness under the long-haul method. The firm's prospective dollar-offset assessment utilizes scenario analyses to test hedge effectiveness via simulations of numerous parallel and slope shifts of the relevant yield curve. Parallel shifts change the interest rate of all maturities by identical amounts. Slope shifts change the curvature of the yield curve. For both the prospective assessment, in response to each of the simulated yield curve shifts, and the retrospective assessment, a hedging relationship is deemed to be effective if the fair value of the hedging instrument and the hedged item change inversely within a range of 80% to 125%.

For fair value hedges, gains or losses on derivative transactions are recognized in "Interest expense" in the consolidated statements of earnings. The change in fair value of the hedged item attributable to the risk being hedged is reported as an adjustment to its carrying value and is subsequently amortized into interest expense over its remaining life. Gains or losses related to hedge ineffectiveness for these hedges are included in "Interest expense" in the consolidated statements of earnings. These gains or losses were not material for the years ended December 2009, November 2008 and November 2007 or the one month ended December 2008. Gains and losses on derivatives used for trading purposes are included in "Trading and principal investments" in the consolidated statements of earnings.

The fair value of the firm's derivative contracts is reflected net of cash paid or received pursuant to credit support agreements and is reported on a net-by-counterparty basis in the firm's consolidated statements of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The following table sets forth the fair value and the number of contracts of the firm's derivative contracts by major product type on a gross basis as of December 2009. Gross fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash received or posted pursuant to credit support agreements, and therefore are not representative of the firm's exposure:

	As of December 2009		
(in millions, except number of contracts)	Derivative Assets	Derivative Liabilities	Number of Contracts
Derivative contracts for trading activities			
Interest rates	$ 458,614[4]	$ 407,125[4]	270,707
Credit	164,669	134,810	443,450
Currencies	77,223	62,413	171,760
Commodities	47,234	48,163	73,010
Equities	67,559	53,207	237,625
Subtotal	$ 815,299	$ 705,718	1,196,552
Derivative contracts accounted for as hedges[1]			
Interest rates	$ 19,563[5]	$ 1[5]	806
Currencies	8[6]	47[6]	58
Subtotal	$ 19,571	$ 48	864
Gross fair value of derivative contracts	$ 834,870	$ 705,766	1,197,416
Counterparty netting[2]	(635,014)	(635,014)	
Cash collateral netting[3]	(124,603)	(14,743)	
Fair value included in trading assets, at fair value	$ 75,253		
Fair value included in trading liabilities, at fair value		$ 56,009	

(1) As of November 2008, the gross fair value of derivative contracts accounted for as hedges consisted of $20.40 billion in assets and $128 million in liabilities.

(2) Represents the netting of receivable balances with payable balances for the same counterparty pursuant to enforceable netting agreements.

(3) Represents the netting of cash collateral received and posted on a counterparty basis pursuant to credit support agreements.

(4) Presented after giving effect to $412.08 billion of derivative assets and $395.57 billion of derivative liabilities settled with clearing organizations.

(5) For the year ended December 2009 and one month ended December 2008, the gain/(loss) recognized on interest rate derivative contracts accounted for as hedges was $(10.07) billion and $3.59 billion, respectively, and the related gain/(loss) recognized on the hedged borrowings and bank deposits was $9.95 billion and $(3.53) billion, respectively. These gains and losses are included in "Interest expense" in the consolidated statements of earnings. For the year ended December 2009, the gain/(loss) recognized on these derivative contracts included losses of $1.23 billion, which were excluded from the assessment of hedge effectiveness. Such excluded gains/(losses) were not material for the one month ended December 2008.

(6) For the year ended December 2009 and one month ended December 2008, the loss on currency derivative contracts accounted for as hedges was $495 million and $212 million, respectively. Such amounts are included in "Currency translation adjustment, net of tax" in the consolidated statements of comprehensive income. The gain/(loss) related to ineffectiveness and the gain/(loss) reclassified to earnings from accumulated other comprehensive income were not material for the year ended December 2009 or the one month ended December 2008.

The firm also has embedded derivatives that have been bifurcated from related borrowings. Such derivatives, which are classified in unsecured short-term and unsecured long-term borrowings in the firm's consolidated statements of financial condition, had a net asset carrying value of $96 million and $774 million as of December 2009 and November 2008, respectively. The net asset as of December 2009, which represented 297 contracts, included gross assets of $478 million (primarily comprised of equity and interest rate derivatives) and gross liabilities of $382 million (primarily comprised of equity and interest rate derivatives). See Notes 6 and 7 for further information regarding the firm's unsecured borrowings.

As of December 2009 and November 2008, the firm has designated $3.38 billion and $3.36 billion, respectively, of foreign currency-denominated debt, included in unsecured long-term borrowings and unsecured short-term borrowings in the firm's consolidated statements of financial condition, as hedges of net investments in non-U.S. subsidiaries. For the year ended December 2009 and one month ended December 2008, the gain/(loss) on these debt instruments was $106 million and $(186) million, respectively. Such amounts are included in "Currency translation adjustment, net of tax" in the consolidated statements of comprehensive income. The gain/(loss) related to ineffectiveness and the gain/(loss) reclassified to earnings from accumulated other comprehensive income was not material for the year ended December 2009 or one month ended December 2008.

The following table sets forth by major product type the firm's gains/(losses) related to trading activities, including both derivative and nonderivative financial instruments, for the year ended December 2009 and one month ended December 2008. These gains/(losses) are not representative of the firm's individual business unit results because many of the firm's trading strategies utilize financial instruments across various product types. Accordingly, gains or losses in one product type frequently offset gains or losses in other product types. For example, most of the firm's longer-term derivative contracts are sensitive to changes in interest rates and may be economically hedged with interest rate swaps. Similarly, a significant portion of the firm's cash and derivatives trading inventory has exposure to foreign currencies and may be economically hedged with foreign currency contracts. The gains/(losses) set forth below are included in "Trading and principal investments" in the consolidated statements of earnings and exclude related interest income and interest expense.

(in millions)	Year Ended December 2009	One Month Ended December 2008
Interest rates	$ 6,670	$ 2,226
Credit	6,225	(1,437)
Currencies [1]	(682)	(2,256)
Equities	6,632	130
Commodities and other	5,341	887
Total	$24,186	$ (450)

[1] Includes gains/(losses) on currency contracts used to economically hedge positions included in other product types in this table.

Certain of the firm's derivative instruments have been transacted pursuant to bilateral agreements with certain counterparties that may require the firm to post collateral or terminate the transactions based on the firm's long-term credit ratings. As of December 2009, the aggregate fair value of such derivative contracts that were in a net liability position was $20.85 billion, and the aggregate fair value of assets posted by the firm as collateral for these derivative contracts was $14.48 billion. As of December 2009, additional collateral or termination payments pursuant to bilateral agreements with certain counterparties of approximately $1.12 billion and $2.36 billion could have been called by counterparties in the event of a one-notch and two-notch reduction, respectively, in the firm's long-term credit ratings.

The firm enters into a broad array of credit derivatives to facilitate client transactions, to take proprietary positions and as a means of risk management. The firm uses each of the credit derivatives described below for these purposes. These credit derivatives are entered into by various trading desks around the world, and are actively managed based on the underlying risks. These activities are frequently part of a broader trading strategy and are dynamically managed based on the net risk position. As individually negotiated contracts, credit derivatives can have numerous settlement and payment conventions. The more common types of triggers include bankruptcy of the reference credit entity, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity.

- **Credit default swaps.** Single-name credit default swaps protect the buyer against the loss of principal on one or more bonds, loans or mortgages (reference obligations) in the event of a default by the issuer (reference entity). The buyer of protection pays an initial or periodic premium to the seller and receives credit default protection for the period of the contract. If there is no credit default event, as defined by the specific derivative contract, then the seller of protection makes no payments to the buyer of protection. However, if a credit default event occurs, the seller of protection will be required to make a payment to the buyer of protection. Typical credit default events requiring payment include bankruptcy of the reference credit entity, failure to pay the principal or interest, and restructuring of the relevant obligations of the reference entity.
- **Credit indices, baskets and tranches.** Credit derivatives may reference a basket of single-name credit default swaps or a broad-based index. Typically, in the event of a default of one of the underlying reference obligations, the protection seller will pay to the protection buyer a pro-rata portion of a transaction's total notional amount relating to the underlying defaulted reference obligation. In tranched transactions, the credit risk of a basket or index is separated into various portions each having different levels of subordination. The most junior tranches cover initial defaults, and once losses exceed the notional amount of these tranches, the excess is covered by the next most senior tranche in the capital structure.
- **Total return swaps.** A total return swap transfers the risks relating to economic performance of a reference obligation from the protection buyer to the protection seller. Typically, the protection buyer receives from the protection seller a floating rate of interest and protection against any reduction in fair value of the reference obligation, and in return the protection seller receives the cash flows associated with the reference obligation, plus any increase in the fair value of the reference obligation.
- **Credit options.** In a credit option, the option writer assumes the obligation to purchase or sell a reference obligation at a specified price or credit spread. The option purchaser buys the right to sell the reference obligation to, or purchase it from, the option writer. The payments on credit options depend either on a particular credit spread or the price of the reference obligation.

Substantially all of the firm's purchased credit derivative transactions are with financial institutions and are subject to stringent collateral thresholds. The firm economically hedges its exposure to written credit derivatives primarily by entering into offsetting purchased credit derivatives with identical underlyings. In addition, upon the occurrence of a specified trigger event, the firm may take possession of the reference obligations underlying a particular written credit derivative, and consequently may, upon liquidation of the reference obligations, recover amounts on the underlying reference obligations in the event of default. As of December 2009, the firm's written and purchased credit derivatives had total gross notional amounts of $2.54 trillion and $2.71 trillion, respectively, for total net purchased protection of $164.13 billion in notional value. As of November 2008, the firm's written and purchased credit derivatives had total gross notional amounts of $3.78 trillion and $4.03 trillion, respectively, for total net purchased protection of $255.24 billion in notional value. The decrease in notional amounts from November 2008 to December 2009 primarily reflects compression efforts across the industry.

Notes to Consolidated Financial Statements

The following table sets forth certain information related to the firm's credit derivatives. Fair values in the table below exclude the effects of both netting under enforceable netting agreements and netting of cash paid pursuant to credit support agreements, and therefore are not representative of the firm's exposure.

	Maximum Payout/Notional Amount of Written Credit Derivatives by Tenor[1]				Maximum Payout/Notional Amount of Purchased Credit Derivatives		Fair Value of Written Credit Derivatives		
($ in millions)	0–12 Months	1–5 Years	5 Years or Greater	Total	Offsetting Purchased Credit Derivatives[2]	Other Purchased Credit Derivatives[3]	Asset	Liability	Net Asset/ (Liability)
Credit spread on underlying (basis points)[4]									
As of December 2009									
0–250	$283,353	$1,342,649	$ 414,809	$2,040,811	$1,884,864	$299,329	$39,740	$ 13,441	$ 26,299
251–500	15,151	142,732	39,337	197,220	182,583	27,194	5,008	6,816	(1,808)
501–1,000	10,364	101,621	34,194	146,179	141,317	5,673	2,841	12,448	(9,607)
Greater than 1,000	20,262	107,768	31,208	159,238	117,914	48,699	1,524	60,279	(58,755)
Total	$329,130	$1,694,770	$ 519,548	$2,543,448	$2,326,678	$380,895	$49,113	$ 92,984	$ (43,871)[5][6]
As of November 2008									
0–250	$108,555	$1,093,651	$ 623,944	$1,826,150	$1,632,681	$347,573	$ 7,133	$ 84,969	$ (77,836)
251–500	51,015	551,971	186,084	789,070	784,149	26,316	1,403	95,681	(94,278)
501–1,000	34,756	404,661	148,052	587,469	538,251	67,958	680	75,759	(75,079)
Greater than 1,000	41,496	373,211	161,475	576,182	533,816	103,362	100	222,446	(222,346)
Total	$235,822	$2,423,494	$1,119,555	$3,778,871	$3,488,897	$545,209	$ 9,316	$478,855	$(469,539)[5]

(1) Tenor is based on expected duration for mortgage-related credit derivatives and on remaining contractual maturity for other credit derivatives.

(2) Offsetting purchased credit derivatives represent the notional amount of purchased credit derivatives to the extent they economically hedge written credit derivatives with identical underlyings.

(3) Comprised of purchased protection in excess of the amount of written protection on identical underlyings and purchased protection on other underlyings on which the firm has not written protection.

(4) Credit spread on the underlying, together with the tenor of the contract, are indicators of payment/performance risk. For example, the firm is least likely to pay or otherwise be required to perform where the credit spread on the underlying is "0–250" basis points and the tenor is "0–12 Months." The likelihood of payment or performance is generally greater as the credit spread on the underlying and tenor increase.

(5) These net liabilities differ from the carrying values related to credit derivatives in the firm's consolidated statements of financial condition because they exclude the effects of both netting under enforceable netting agreements and netting of cash collateral paid pursuant to credit support agreements. Including the effects of netting receivable balances with payable balances for the same counterparty (across written and purchased credit derivatives) pursuant to enforceable netting agreements, the firm's consolidated statements of financial condition as of December 2009 and November 2008 included a net asset related to credit derivatives of $39.74 billion and $71.78 billion, respectively, and a net liability related to credit derivatives of $9.75 billion and $33.48 billion, respectively. These net amounts exclude the netting of cash collateral paid pursuant to credit support agreements.

(6) The decrease in this net liability from November 2008 to December 2009 primarily reflected tightening credit spreads.

Collateralized Transactions

The firm receives financial instruments as collateral, primarily in connection with resale agreements, securities borrowed, derivative transactions and customer margin loans. Such financial instruments may include obligations of the U.S. government, federal agencies, sovereigns and corporations, as well as equities and convertibles.

In many cases, the firm is permitted to deliver or repledge these financial instruments in connection with entering into repurchase agreements, securities lending agreements and other secured financings, collateralizing derivative transactions and meeting firm or customer settlement requirements. As of December 2009 and November 2008, the fair value of financial instruments received as collateral by the firm that it was permitted to deliver or repledge was $561.77 billion and $578.72 billion, respectively, of which the firm delivered or repledged $392.89 billion and $445.11 billion, respectively.

The firm also pledges assets that it owns to counterparties who may or may not have the right to deliver or repledge them. Trading assets pledged to counterparties that have the right to deliver or repledge are included in "Trading assets, at fair value" in the consolidated statements of financial condition and were $31.49 billion and $26.31 billion as of December 2009 and November 2008, respectively. Trading assets, pledged in connection with repurchase agreements, securities lending agreements and other secured financings to counterparties that did not have the right to sell or repledge are included in "Trading assets, at fair value" in the consolidated statements of financial condition and were $109.11 billion and $80.85 billion as of December 2009 and November 2008, respectively. Other assets (primarily real estate and cash) owned and pledged in connection with other secured financings to counterparties that did not have the right to sell or repledge were $7.93 billion and $9.24 billion as of December 2009 and November 2008, respectively.

In addition to repurchase agreements and securities lending agreements, the firm obtains secured funding through the use of other arrangements. Other secured financings include arrangements that are nonrecourse, that is, only the subsidiary that executed the arrangement or a subsidiary guaranteeing the arrangement is obligated to repay the financing. Other secured financings consist of liabilities related to the firm's William Street credit extension program; consolidated VIEs; collateralized central bank financings and other transfers of financial assets that are accounted for as financings rather than sales (primarily pledged bank loans and mortgage whole loans); and other structured financing arrangements.

Other secured financings by maturity are set forth in the table below:

	As of	
(in millions)	December 2009	November 2008
Other secured financings (short-term) [1] [2]	$12,931	$21,225
Other secured financings (long-term):		
2010	–	2,157
2011	3,832	4,578
2012	1,726	3,040
2013	1,518	1,377
2014	1,617	1,512
2015–thereafter	2,510	4,794
Total other secured financings (long-term) [3] [4]	11,203	17,458
Total other secured financings [5] [6]	$24,134	$38,683

(1) As of December 2009 and November 2008, consists of U.S. dollar-denominated financings of $6.47 billion and $12.53 billion, respectively, with a weighted average interest rate of 3.44% and 2.98%, respectively, and non-U.S. dollar-denominated financings of $6.46 billion and $8.70 billion, respectively, with a weighted average interest rate of 1.57% and 0.95%, respectively, after giving effect to hedging activities. The weighted average interest rates as of December 2009 and November 2008 excluded financial instruments accounted for at fair value under the fair value option.

(2) Includes other secured financings maturing within one year of the financial statement date and other secured financings that are redeemable within one year of the financial statement date at the option of the holder.

(3) As of December 2009 and November 2008, consists of U.S. dollar-denominated financings of $7.28 billion and $9.55 billion, respectively, with a weighted average interest rate of 1.83% and 4.62%, respectively, and non-U.S. dollar-denominated financings of $3.92 billion and $7.91 billion, respectively, with a weighted average interest rate of 2.30% and 4.39%, respectively, after giving effect to hedging activities. The weighted average interest rates as of December 2009 and November 2008 excluded financial instruments accounted for at fair value under the fair value option.

(4) Secured long-term financings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates. Secured long-term financings that are redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

(5) As of December 2009 and November 2008, $18.25 billion and $31.54 billion, respectively, of these financings were collateralized by trading assets and $5.88 billion and $7.14 billion, respectively, by other assets (primarily real estate and cash). Other secured financings include $10.63 billion and $13.74 billion of nonrecourse obligations as of December 2009 and November 2008, respectively.

(6) As of December 2009, other secured financings includes $9.51 billion related to transfers of financial assets accounted for as financings rather than sales. Such financings were collateralized by financial assets included in "Trading assets, at fair value" in the consolidated statement of financial condition of $9.78 billion as of December 2009.

NOTE 4

Securitization Activities and Variable Interest Entities

Securitization Activities

The firm securitizes residential and commercial mortgages, corporate bonds and other types of financial assets. The firm acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations, provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization. Net revenues related to these underwriting activities are recognized in connection with the sales of the underlying beneficial interests to investors.

The firm may have continuing involvement with transferred assets, including: retaining interests in securitized financial assets, primarily in the form of senior or subordinated securities; retaining servicing rights; and purchasing senior or subordinated securities in connection with secondary market-making activities. Retained interests and other interests related to the firm's continuing involvement are accounted for at fair value and are included in "Trading assets, at fair value" in the consolidated statements of financial condition. See Note 2 for additional information regarding fair value measurement.

During the year ended December 2009, the firm securitized $48.58 billion of financial assets in which the firm had continuing involvement, including $47.89 billion of residential mortgages, primarily in connection with government agency securitizations, and $691 million of other financial assets. During the year ended November 2008, the firm securitized $14.46 billion of financial assets, including $6.67 billion of residential mortgages, $773 million of commercial mortgages, and $7.01 billion of other financial assets, primarily in connection with CLOs. During the year ended November 2007, the firm securitized $81.40 billion of financial assets, including $24.95 billion of residential mortgages, $19.50 billion of commercial mortgages, and $36.95 billion of other financial assets, primarily in connection with CDOs and CLOs. During the one month ended December 2008, the firm securitized $604 million of financial assets, including $557 million of residential mortgages and $47 million of other financial assets. Cash flows received on retained interests were $507 million, $505 million, $705 million and $26 million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively.

The following table sets forth certain information related to the firm's continuing involvement in securitization entities to which the firm sold assets, as well as the total outstanding principal amount of transferred assets in which the firm has continuing involvement, as of December 2009. The outstanding principal amount set forth in the table below is presented for the purpose of providing information about the size of the securitization entities in which the firm has continuing involvement, and is not representative of the firm's risk of loss. For retained or purchased interests, the firm's risk of loss is limited to the fair value of these interests.

	As of December 2009 [1]		
(in millions)	Outstanding Principal Amount	Fair Value of Retained Interests	Fair Value of Purchased Interests [2]
Residential mortgage-backed [3]	$59,410	$3,956	$ 17
Commercial mortgage-backed	11,643	56	96
Other asset-backed [4]	17,768	93	54
Total	$88,821	$4,105	$167

(1) As of December 2009, fair value of other continuing involvement excludes $1.04 billion of purchased interests in securitization entities where the firm's involvement was related to secondary market-making activities. Continuing involvement also excludes derivative contracts that are used by securitization entities to manage credit, interest rate or foreign exchange risk. See Note 3 for information on the firm's derivative contracts.

(2) Comprised of senior and subordinated interests purchased in connection with secondary market-making activities in VIEs and QSPEs in which the firm also holds retained interests. In addition to these interests, the firm had other continuing involvement in the form of derivative transactions and guarantees with certain nonconsolidated VIEs for which the carrying value was a net liability of $87 million as of December 2009. The notional amounts of these transactions are included in maximum exposure to loss in the nonconsolidated VIE table below.

(3) Primarily consists of outstanding principal and retained interests related to government agency QSPEs.

(4) Primarily consists of CDOs backed by corporate and mortgage obligations and CLOs. Outstanding principal amount and fair value of retained interests include $16.22 billion and $72 million, respectively, as of December 2009 related to VIEs which are also included in the nonconsolidated VIE table below.

Notes to Consolidated Financial Statements

The following table sets forth the weighted average key economic assumptions used in measuring the fair value of the firm's retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions:

	As of December 2009		As of November 2008	
	Type of Retained Interests[1]		Type of Retained Interests[1]	
($ in millions)	Mortgage-Backed	Other Asset-Backed[2]	Mortgage-Backed	Other Asset-Backed
Fair value of retained interests	$4,012	$ 93	$1,415	$367[5]
Weighted average life (years)	4.4	4.4	6.0	5.1
Constant prepayment rate[3]	23.5%	N.M.	15.5%	4.5%
Impact of 10% adverse change[3]	$ (44)	N.M.	$ (14)	$ (6)
Impact of 20% adverse change[3]	(92)	N.M.	(27)	(12)
Discount rate[4]	8.4%	N.M.	21.1%	29.2%
Impact of 10% adverse change	$ (76)	N.M.	$ (46)	$ (25)
Impact of 20% adverse change	(147)	N.M.	(89)	(45)

(1) Includes $4.03 billion and $1.53 billion as of December 2009 and November 2008, respectively, held in QSPEs.

(2) Due to the nature and current fair value of certain of these retained interests, the weighted average assumptions for constant prepayment and discount rates and the related sensitivity to adverse changes are not meaningful as of December 2009. The firm's maximum exposure to adverse changes in the value of these interests is the firm's carrying value of $93 million.

(3) Constant prepayment rate is included only for positions for which constant prepayment rate is a key assumption in the determination of fair value.

(4) The majority of the firm's mortgage-backed retained interests are U.S. government agency-issued collateralized mortgage obligations, for which there is no anticipated credit loss. For the remainder of the firm's retained interests, the expected credit loss assumptions are reflected within the discount rate.

(5) Includes $192 million of retained interests related to transfers of securitized assets that were accounted for as secured financings rather than sales.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to mitigate risks inherent in these retained interests. Changes in fair value based on an adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

As of December 2009 and November 2008, the firm held mortgage servicing rights with a fair value of $88 million and $147 million, respectively. These servicing assets represent the firm's right to receive a future stream of cash flows, such as servicing fees, in excess of the firm's obligation to service residential mortgages. The fair value of mortgage servicing rights will fluctuate in response to changes in certain economic variables, such as discount rates and loan prepayment rates. The firm estimates the fair value of mortgage servicing rights by using valuation models that incorporate these variables in quantifying anticipated cash flows related to servicing activities. Mortgage servicing rights are included in "Trading assets, at fair value" in the consolidated statements of financial condition and are classified within level 3 of the fair value hierarchy. The following table sets forth changes in the firm's mortgage servicing rights, as well as servicing fees earned:

	Year Ended	
(in millions)	December 2009	November 2008
Balance, beginning of period	$153	$ 93
Purchases	–	272[3]
Servicing assets that resulted from transfers of financial assets	1	3
Changes in fair value due to changes in valuation inputs and assumptions	(66)	(221)
Balance, end of period[1]	$ 88	$ 147
Contractually specified servicing fees[2]	$320	$ 315

(1) As of December 2009 and November 2008, the fair value was estimated using a weighted average discount rate of approximately 16% and 16%, respectively, and a weighted average prepayment rate of approximately 20% and 27%, respectively.

(2) Contractually specified servicing fees for the one month ended December 2008 were $25 million.

(3) Primarily related to the acquisition of Litton Loan Servicing LP.

Variable Interest Entities

The firm, in the ordinary course of business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, which primarily issue mortgage-backed and other asset-backed securities, CDOs and CLOs, in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and nonperforming debt, equity, real estate, power-related and other assets. In addition, the firm utilizes VIEs to provide investors with principal-protected notes, credit-linked notes and asset-repackaged notes designed to meet their objectives. VIEs generally purchase assets by issuing debt and equity instruments.

The firm's significant variable interests in VIEs include senior and subordinated debt interests in mortgage-backed and asset-backed securitization vehicles, CDOs and CLOs; loan commitments; limited and general partnership interests; preferred and common stock; interest rate, foreign currency, equity, commodity and credit derivatives; and guarantees.

The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities. In the tables set forth below, the maximum exposure to loss for purchased and retained interests and loans and investments is the carrying value of these interests. In certain instances, the firm provides guarantees, including derivative guarantees, to VIEs or holders of variable interests in VIEs. For these contracts, maximum exposure to loss set forth in the tables below is the notional amount of such guarantees, which does not represent anticipated losses and also has not been reduced by unrealized losses already recorded by the firm in connection with these guarantees. As a result, the maximum exposure to loss exceeds the firm's liabilities related to VIEs.

Notes to Consolidated Financial Statements

The following tables set forth total assets in firm-sponsored nonconsolidated VIEs in which the firm holds variable interests and other nonconsolidated VIEs in which the firm holds significant variable interests, and the firm's maximum exposure to loss excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. For 2009, in accordance with amended principles requiring enhanced disclosures, the following table also sets forth the total assets and total liabilities included in the consolidated statements of financial condition related to the firm's interests in these nonconsolidated VIEs. The firm has aggregated nonconsolidated VIEs based on principal business activity, as reflected in the first column. The nature of the firm's variable interests can take different forms, as described in the columns under maximum exposure to loss.

	As of December 2009							
		Carrying Value of the Firm's Variable Interests		Maximum Exposure to Loss in Nonconsolidated VIEs[1]				
(in millions)	Assets in VIE	Assets	Liabilities	Purchased and Retained Interests	Commitments and Guarantees	Derivatives	Loans and Investments	Total
Mortgage CDOs[2]	$ 9,114	$ 182	$ 10	$135	$ –	$ 4,111[7]	$ –	$ 4,246
Corporate CDOs and CLOs[2]	32,490	834	400	259	3	7,577[8]	–	7,839
Real estate, credit-related and other investing[3]	22,618	2,386	204	–	397	–	2,425	2,822
Other asset-backed[2]	497	16	12	–	–	497	–	497
Power-related[4]	592	224	3	–	37	–	224	261
Principal-protected notes[5]	2,209	12	1,357	–	–	2,512	–	2,512
Total	$67,520	$3,654	$1,986	$394	$437[6]	$14,697[6]	$2,649	$18,177

	As of November 2008					
		Maximum Exposure to Loss in Nonconsolidated VIEs[1]				
(in millions)	Assets in VIE	Purchased and Retained Interests	Commitments and Guarantees	Derivatives	Loans and Investments	Total
Mortgage CDOs	$13,061	$242	$ –	$ 5,616[7]	$ –	$ 5,858
Corporate CDOs and CLOs	8,584	161	–	918[8]	–	1,079
Real estate, credit-related and other investing[3]	26,898	–	143	–	3,223	3,366
Municipal bond securitizations	111	–	111	–	–	111
Other asset-backed	4,355	–	–	1,084	–	1,084
Power-related	844	–	37	–	213	250
Principal-protected notes[5]	4,516	–	–	4,353	–	4,353
Total	$58,369	$403	$291	$11,971	$3,436	$16,101

(1) Such amounts do not represent the anticipated losses in connection with these transactions because they exclude the effect of offsetting financial instruments that are held to mitigate these risks.

(2) These VIEs are generally financed through the issuance of debt instruments collateralized by assets held by the VIE. Substantially all assets and liabilities held by the firm related to these VIEs are included in "Trading assets, at fair value" and "Trading liabilities, at fair value," respectively, in the consolidated statement of financial condition.

(3) The firm obtains interests in these VIEs in connection with making investments in real estate, distressed loans and other types of debt, mezzanine instruments and equities. These VIEs are generally financed through the issuance of debt and equity instruments which are either collateralized by or indexed to assets held by the VIE. Substantially all assets and liabilities held by the firm related to these VIEs are included in "Trading assets, at fair value" and "Other assets," and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition.

(4) Assets and liabilities held by the firm related to these VIEs are included in "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition.

(5) Consists of out-of-the-money written put options that provide principal protection to clients invested in various fund products, with risk to the firm mitigated through portfolio rebalancing. Assets related to these VIEs are included in "Trading assets, at fair value" and liabilities related to these VIEs are included in "Other secured financings," "Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings" or "Unsecured long-term borrowings" in the consolidated statement of financial condition. Assets in VIE, carrying value of liabilities and maximum exposure to loss exclude $3.97 billion as of December 2009, associated with guarantees related to the firm's performance under borrowings from the VIE, which are recorded as liabilities in the consolidated statement of financial condition. Substantially all of the liabilities included in the table above relate to additional borrowings from the VIE associated with principal protected notes guaranteed by the firm.

(6) The aggregate amounts include $4.66 billion as of December 2009, related to guarantees and derivative transactions with VIEs to which the firm transferred assets.

(7) Primarily consists of written protection on investment-grade, short-term collateral held by VIEs that have issued CDOs.

(8) Primarily consists of total return swaps on CDOs and CLOs. The firm has generally transferred the risks related to the underlying securities through derivatives with non-VIEs.

The following table sets forth the firm's total assets excluding the benefit of offsetting financial instruments that are held to mitigate the risks associated with its variable interests in consolidated VIEs. The following table excludes VIEs in which the firm holds a majority voting interest unless the activities of the VIE are primarily related to securitization, asset-backed financings or single-lessee leasing arrangements. For 2009, in accordance with amended principles requiring enhanced disclosures, the following table also sets forth the total liabilities included in the consolidated statement of financial condition related to the firm's consolidated VIEs. The firm has aggregated consolidated VIEs based on principal business activity, as reflected in the first column.

	As of		
	December 2009		November 2008
(in millions)	VIE Assets [1]	VIE Liabilities [1]	VIE Assets [1]
Real estate, credit-related and other investing	$ 942	$ 680 [2]	$1,560
Municipal bond securitizations	679	782 [3]	985
CDOs, mortgage-backed and other asset-backed	639	583 [4]	32
Foreign exchange and commodities	227	179 [5]	652
Principal-protected notes	214	214 [6]	215
Total	$2,701	$2,438	$3,444

(1) Consolidated VIE assets and liabilities are presented after intercompany eliminations and include assets financed on a nonrecourse basis. Substantially all VIE assets are included in "Trading assets, at fair value" and "Other assets" in the consolidated statements of financial condition.

(2) These VIE liabilities are generally collateralized by the related VIE assets and included in "Other secured financings" and "Other liabilities and accrued expenses" in the consolidated statement of financial condition. These VIE liabilities generally do not provide for recourse to the general credit of the firm.

(3) These VIE liabilities, which are partially collateralized by the related VIE assets, are included in "Other secured financings" in the consolidated statement of financial condition.

(4) These VIE liabilities are primarily included in "Securities sold under agreements to repurchase, at fair value" and "Other secured financings" in the consolidated statement of financial condition and generally do not provide for recourse to the general credit of the firm.

(5) These VIE liabilities are primarily included in "Trading liabilities, at fair value" in the consolidated statement of financial condition.

(6) These VIE liabilities are included in "Unsecured short-term borrowings, including the current portion of unsecured long-term borrowings" in the consolidated statement of financial condition.

The firm did not have off-balance-sheet commitments to purchase or finance any CDOs held by structured investment vehicles as of December 2009 or November 2008.

NOTE 5
Deposits

The following table sets forth deposits as of December 2009 and November 2008:

	As of	
(in millions)	December 2009	November 2008
U.S. offices [1]	$32,797	$23,018
Non-U.S. offices [2]	6,621	4,625
Total	$39,418	$27,643

(1) Substantially all U.S. deposits were interest-bearing and were held at GS Bank USA.

(2) Substantially all non-U.S. deposits were interest-bearing and were held at Goldman Sachs Bank (Europe) PLC (GS Bank Europe).

Included in the above table are time deposits of $9.30 billion and $8.49 billion as of December 2009 and November 2008, respectively. The following table sets forth the maturities of time deposits as of December 2009:

	As of December 2009		
(in millions)	U.S.	Non-U.S.	Total
2010	$1,777	$737	$2,514
2011	1,603	–	1,603
2012	871	–	871
2013	1,720	–	1,720
2014	531	–	531
2015–thereafter	2,058	–	2,058
Total	$8,560 (1)	$737 (2)	$9,297

(1) Includes $242 million greater than $100,000, of which $111 million matures within three months, $58 million matures within three to six months, $32 million matures within six to twelve months, and $41 million matures after twelve months.

(2) Substantially all were greater than $100,000.

NOTE 6

Short-Term Borrowings

As of December 2009 and November 2008, short-term borrowings were $50.45 billion and $73.89 billion, respectively, comprised of $12.93 billion and $21.23 billion, respectively, included in "Other secured financings" in the consolidated statements of financial condition and $37.52 billion and $52.66 billion, respectively, of unsecured short-term borrowings. See Note 3 for information on other secured financings.

Unsecured short-term borrowings include the portion of unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder. The firm accounts for promissory notes, commercial paper and certain hybrid financial instruments at fair value under the fair value option. Short-term borrowings that are not recorded at fair value are recorded based on the amount of cash received plus accrued interest, and such amounts approximate fair value due to the short-term nature of the obligations.

Unsecured short-term borrowings are set forth below:

	As of	
(in millions)	December 2009	November 2008
Current portion of unsecured long-term borrowings (1) (2)	$17,928	$26,281
Hybrid financial instruments	10,741	12,086
Promissory notes (3)	2,119	6,944
Commercial paper (4)	1,660	1,125
Other short-term borrowings	5,068	6,222
Total (5)	$37,516	$52,658

(1) Includes $1.73 billion as of December 2009, guaranteed by the Federal Deposit Insurance Corporation (FDIC) under the Temporary Liquidity Guarantee Program (TLGP).

(2) Includes $17.05 billion and $25.12 billion as of December 2009 and November 2008, respectively, issued by Group Inc.

(3) Includes $0 and $3.42 billion as of December 2009 and November 2008, respectively, guaranteed by the FDIC under the TLGP.

(4) Includes $0 and $751 million as of December 2009 and November 2008, respectively, guaranteed by the FDIC under the TLGP.

(5) The weighted average interest rates for these borrowings, after giving effect to hedging activities, were 1.31% and 3.37% as of December 2009 and November 2008, respectively, and excluded financial instruments accounted for at fair value under the fair value option.

NOTE 7
Long-Term Borrowings

As of December 2009 and November 2008, long-term borrowings were $196.29 billion and $185.68 billion, respectively, comprised of $11.20 billion and $17.46 billion, respectively, included in "Other secured financings" in the consolidated statements of financial condition and $185.09 billion and $168.22 billion, respectively, of unsecured long-term borrowings. See Note 3 for information regarding other secured financings.

The firm's unsecured long-term borrowings extend through 2043 and consist principally of senior borrowings.

Unsecured long-term borrowings are set forth below:

	As of	
(in millions)	December 2009	November 2008
Fixed rate obligations [1]		
Group Inc.	$114,695	$101,454
Subsidiaries	2,718	2,371
Floating rate obligations [2]		
Group Inc.	60,390	57,018
Subsidiaries	7,282	7,377
Total [3]	$185,085	$168,220

(1) As of December 2009 and November 2008, $79.12 billion and $70.08 billion, respectively, of the firm's fixed rate debt obligations were denominated in U.S. dollars and interest rates ranged from 1.63% to 10.04% and from 3.87% to 10.04%, respectively. As of December 2009 and November 2008, $38.29 billion and $33.75 billion, respectively, of the firm's fixed rate debt obligations were denominated in non-U.S. dollars and interest rates ranged from 0.80% to 7.45% and from 0.67% to 8.88%, respectively.

(2) As of December 2009 and November 2008, $32.26 billion and $32.41 billion, respectively, of the firm's floating rate debt obligations were denominated in U.S. dollars. As of December 2009 and November 2008, $35.41 billion and $31.99 billion, respectively, of the firm's floating rate debt obligations were denominated in non-U.S. dollars. Floating interest rates generally are based on LIBOR or the federal funds target rate. Equity-linked and indexed instruments are included in floating rate obligations.

(3) Includes $19.03 billion as of December 2009, guaranteed by the FDIC under the TLGP.

Unsecured long-term borrowings by maturity date are set forth below:

	As of December 2009		
(in millions)	Group Inc.	Subsidiaries	Total
2011	$ 22,302	$ 1,234	$ 23,536
2012	25,749	1,665	27,414
2013	23,305	33	23,338
2014	18,303	33	18,336
2015–thereafter	85,426	7,035	92,461
Total [1] [2]	$175,085	$10,000	$185,085

(1) Unsecured long-term borrowings maturing within one year of the financial statement date and unsecured long-term borrowings that are redeemable within one year of the financial statement date at the option of the holder are included as unsecured short-term borrowings in the consolidated statements of financial condition.

(2) Unsecured long-term borrowings that are repayable prior to maturity at the option of the firm are reflected at their contractual maturity dates. Unsecured long-term borrowings that are redeemable prior to maturity at the option of the holder are reflected at the dates such options become exercisable.

The firm enters into derivative contracts to effectively convert a substantial portion of its unsecured long-term borrowings which are not accounted for at fair value into floating rate obligations. Accordingly, excluding the cumulative impact of changes in the firm's credit spreads, the carrying value of unsecured long-term borrowings approximated fair value as of December 2009 and November 2008. For unsecured long-term borrowings for which the firm did not elect the fair value option, the cumulative impact due to the widening of the firm's own credit spreads would be a reduction in the carrying value of total unsecured long-term borrowings of less than 1% and approximately 9% as of December 2009 and November 2008, respectively.

The effective weighted average interest rates for unsecured long-term borrowings are set forth below:

	As of			
	December 2009		November 2008	
($ in millions)	Amount	Rate	Amount	Rate
Fixed rate obligations				
Group Inc.	$ 1,896	5.52%	$ 1,863	5.71%
Subsidiaries	2,424	5.46	2,152	4.32
Floating rate obligations [1] [2]				
Group Inc.	173,189	1.33	156,609	2.66
Subsidiaries	7,576	1.20	7,596	4.23
Total	$185,085	1.42	$168,220	2.73

(1) Includes fixed rate obligations that have been converted into floating rate obligations through derivative contracts.

(2) The weighted average interest rates as of December 2009 and November 2008 excluded financial instruments accounted for at fair value under the fair value option.

Subordinated Borrowings

As of December 2009 and November 2008, unsecured long-term borrowings were comprised of subordinated borrowings with outstanding principal amounts of $19.16 billion and $19.26 billion, respectively, as set forth below, of which $18.87 billion and $18.79 billion, respectively, has been issued by Group Inc.

Junior Subordinated Debt Issued to Trusts in Connection with Fixed-to-Floating and Floating Rate Normal Automatic Preferred Enhanced Capital Securities. In 2007, Group Inc. issued a total of $2.25 billion of remarketable junior subordinated debt to Goldman Sachs Capital II and Goldman Sachs Capital III (APEX Trusts), Delaware statutory trusts that, in turn, issued $2.25 billion of guaranteed perpetual Normal Automatic Preferred Enhanced Capital Securities (APEX) to third parties and a de minimis amount of common securities to Group Inc.

Group Inc. also entered into contracts with the APEX Trusts to sell $2.25 billion of perpetual non-cumulative preferred stock to be issued by Group Inc. (the stock purchase contracts). The APEX Trusts are wholly owned finance subsidiaries of the firm for regulatory and legal purposes but are not consolidated for accounting purposes.

The firm pays interest semi-annually on $1.75 billion of junior subordinated debt issued to Goldman Sachs Capital II at a fixed annual rate of 5.59% and the debt matures on June 1, 2043. The firm pays interest quarterly on $500 million of junior subordinated debt issued to Goldman Sachs Capital III at a rate per annum equal to three-month LIBOR plus 0.57% and the debt matures on September 1, 2043. In addition, the firm makes contract payments at a rate of 0.20% per annum on the stock purchase contracts held by the

APEX Trusts. The firm has the right to defer payments on the junior subordinated debt and the stock purchase contracts, subject to limitations, and therefore cause payment on the APEX to be deferred. During any such extension period, the firm will not be permitted to, among other things, pay dividends on or make certain repurchases of its common or preferred stock. The junior subordinated debt is junior in right of payment to all of Group Inc.'s senior indebtedness and all of Group Inc.'s other subordinated borrowings.

In connection with the APEX issuance, the firm covenanted in favor of certain of its debtholders, who are initially the holders of Group Inc.'s 6.345% Junior Subordinated Debentures due February 15, 2034, that, subject to certain exceptions, the firm would not redeem or purchase (i) Group Inc.'s junior subordinated debt issued to the APEX Trusts prior to the applicable stock purchase date or (ii) APEX or shares of Group Inc.'s Series E or Series F Preferred Stock prior to the date that is ten years after the applicable stock purchase date, unless the applicable redemption or purchase price does not exceed a maximum amount determined by reference to the aggregate amount of net cash proceeds that the firm has received from the sale of qualifying equity securities during the 180-day period preceding the redemption or purchase.

The firm accounted for the stock purchase contracts as equity instruments and, accordingly, recorded the cost of the stock purchase contracts as a reduction to additional paid-in capital. See Note 9 for information on the preferred stock that Group Inc. will issue in connection with the stock purchase contracts.

Junior Subordinated Debt Issued to a Trust in Connection with Trust Preferred Securities. Group Inc. issued $2.84 billion of junior subordinated debentures in 2004 to Goldman Sachs Capital I (Trust), a Delaware statutory trust that, in turn, issued $2.75 billion of guaranteed preferred beneficial interests to third parties and $85 million of common beneficial interests to Group Inc. and invested the proceeds from the sale in junior subordinated debentures issued by Group Inc. The Trust is a wholly owned finance subsidiary of the firm for regulatory and legal purposes but is not consolidated for accounting purposes.

The firm pays interest semi-annually on these debentures at an annual rate of 6.345% and the debentures mature on February 15, 2034. The coupon rate and the payment dates applicable to the beneficial interests are the same as the interest rate and payment dates applicable to the debentures. The firm has the right, from time to time, to defer payment of interest on the debentures, and, therefore, cause payment on the Trust's preferred beneficial interests to be deferred, in each case up to ten consecutive semi-annual periods. During any such extension period, the firm will not be permitted to, among other things, pay dividends on or make certain repurchases of its common stock. The Trust is not permitted to pay any distributions on the common beneficial interests held by Group Inc. unless all dividends payable on the preferred beneficial interests have been paid in full. These debentures are junior in right of payment to all of Group Inc.'s senior indebtedness and all of Group Inc.'s subordinated borrowings, other than the junior subordinated debt issued in connection with the APEX.

Subordinated Debt. As of December 2009, the firm had $14.07 billion of other subordinated debt outstanding, of which $13.78 billion has been issued by Group Inc., with maturities ranging from 2012 to 2038. The effective weighted average interest rate on this debt was 1.51%, after giving effect to derivative contracts used to convert fixed rate obligations into floating rate obligations. As of November 2008, the firm had $14.17 billion of other subordinated debt outstanding, of which $13.70 billion has been issued by Group Inc., with maturities ranging from fiscal 2009 to 2038. The effective weighted average interest rate on this debt was 1.99%, after giving effect to derivative contracts used to convert fixed rate obligations into floating rate obligations. This debt is junior in right of payment to all of the firm's senior indebtedness.

NOTE 8

Commitments, Contingencies and Guarantees

Commitments

The following table summarizes the firm's commitments as of December 2009 and November 2008:

	Commitment Amount by Period of Expiration as of December 2009				Total Commitments as of	
(in millions)	2010	2011–2012	2013–2014	2015–Thereafter	December 2009	November 2008
Commitments to extend credit [1]						
Commercial lending:						
Investment-grade	$ 4,665	$ 5,175	$1,000	$ 575	$ 11,415	$ 8,007
Non-investment-grade [2]	1,425	4,379	2,105	244	8,153	9,318
William Street credit extension program	4,850	18,112	2,256	–	25,218	22,610
Warehouse financing	12	–	–	–	12	1,101
Total commitments to extend credit	10,952	27,666	5,361	819	44,798	41,036
Forward starting resale and securities borrowing agreements	34,844	–	–	–	34,844	61,455
Forward starting repurchase and securities lending agreements	10,545	–	–	–	10,545	6,948
Underwriting commitments	1,811	–	–	–	1,811	241
Letters of credit [3]	1,621	33	146	4	1,804	7,251
Investment commitments [4]	2,686	9,153	128	1,273	13,240	14,266
Construction-related commitments [5]	142	–	–	–	142	483
Other	109	58	38	33	238	260
Total commitments	$62,710	$36,910	$5,673	$2,129	$107,422	$131,940

(1) Commitments to extend credit are presented net of amounts syndicated to third parties.

(2) Included within non-investment-grade commitments as of December 2009 and November 2008 were $1.20 billion and $2.07 billion, respectively, related to leveraged lending capital market transactions; $40 million and $164 million, respectively, related to commercial real estate transactions; and $6.91 billion and $7.09 billion, respectively, arising from other unfunded credit facilities. Including funded loans, the total notional amount of the firm's leveraged lending capital market transactions was $4.45 billion and $7.97 billion as of December 2009 and November 2008, respectively.

(3) Consists of commitments under letters of credit issued by various banks which the firm provides to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements.

(4) Consists of the firm's commitments to invest in private equity, real estate and other assets directly and through funds that the firm raises and manages in connection with its merchant banking and other investing activities, consisting of $2.46 billion and $3.15 billion as of December 2009 and November 2008, respectively, related to real estate private investments and $10.78 billion and $11.12 billion as of December 2009 and November 2008, respectively, related to corporate and other private investments. Such commitments include $11.38 billion and $12.25 billion as of December 2009 and November 2008, respectively, of commitments to invest in funds managed by the firm, which will be funded at market value on the date of investment.

(5) Includes commitments of $104 million and $388 million as of December 2009 and November 2008, respectively, related to the firm's new headquarters in New York City.

Commitments to Extend Credit. The firm's commitments to extend credit are agreements to lend to counterparties that have fixed termination dates and are contingent on the satisfaction of all conditions to borrowing set forth in the contract. Since these commitments may expire unused or be reduced or cancelled at the counterparty's request, the total commitment amount does not necessarily reflect the actual future cash flow requirements. The firm accounts for these commitments at fair value. To the extent that the firm recognizes losses on these commitments, such losses are recorded within the firm's Trading and Principal Investments segment net of any related underwriting fees.

- **Commercial lending commitments.** The firm's commercial lending commitments are generally extended in connection with contingent acquisition financing and other types of corporate lending as well as commercial real estate financing. The total commitment amount does not necessarily reflect the actual future cash flow requirements, as the firm may syndicate all or substantial portions of these commitments in the future, the commitments may expire unused, or the commitments may be cancelled or reduced at the request of the counterparty. In addition, commitments that are extended for contingent acquisition financing are often intended to be short-term in nature, as borrowers often seek to replace them with other funding sources.

- **William Street credit extension program.** Substantially all of the commitments provided under the William Street credit extension program are to investment-grade corporate borrowers. Commitments under the program are principally extended by William Street Commitment Corporation (Commitment Corp.), a consolidated wholly owned subsidiary of GS Bank USA, GS Bank USA and other subsidiaries of GS Bank USA. The commitments extended by Commitment Corp. are supported, in part, by funding raised by William Street Funding Corporation (Funding Corp.), another consolidated wholly owned subsidiary of GS Bank USA. The assets and liabilities of Commitment Corp. and Funding Corp. are legally separated from other assets and liabilities of the firm. The assets of Commitment Corp. and of Funding Corp. will not be available to their respective shareholders until the claims of their respective creditors have been paid. In addition, no affiliate of either Commitment Corp. or Funding Corp., except in limited cases as expressly agreed in writing, is responsible for any obligation of either entity. With respect to most of the William Street commitments, Sumitomo Mitsui Financial Group, Inc. (SMFG) provides the firm with credit loss protection that is generally limited to 95% of the first loss the firm realizes on approved loan commitments, up to a maximum of approximately $950 million. In addition, subject to the satisfaction of certain conditions, upon the firm's request, SMFG will provide protection for 70% of additional losses on such commitments, up to a maximum of $1.13 billion, of which $375 million of protection had been provided as of both December 2009 and November 2008. The firm also uses other financial instruments to mitigate credit risks related to certain William Street commitments not covered by SMFG.
- **Warehouse financing.** The firm provides financing for the warehousing of financial assets. These arrangements are secured by the warehoused assets, primarily consisting of commercial mortgages as of December 2009 and November 2008.

Leases. The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through 2069. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals are set forth below:

(in millions)	As of December 2009
2010	$ 494
2011	369
2012	295
2013	260
2014	195
2015-thereafter	1,555
Total	$3,168

Rent charged to operating expense is set forth below:

(in millions)	
2007	$412
2008	438
2009	434

Contingencies

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

In connection with its insurance business, the firm is contingently liable to provide guaranteed minimum death and income benefits to certain contract holders and has established a reserve related to $6.35 billion and $6.13 billion of contract holder account balances as of December 2009 and November 2008, respectively, for such benefits. The weighted average attained age of these contract holders was 68 years as of both December 2009 and November 2008. The net amount at risk, representing guaranteed minimum death and income benefits in excess of contract holder account balances, was $1.96 billion and $2.96 billion as of December 2009 and November 2008, respectively. See Note 12 for more information on the firm's insurance liabilities.

Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under ASC 460. Disclosures about derivative contracts are not required if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank counterparties and certain other counterparties. Accordingly, the firm has not included such contracts in the tables below.

The firm, in its capacity as an agency lender, indemnifies most of its securities lending customers against losses incurred in the event that borrowers do not return securities and the collateral held is insufficient to cover the market value of the securities borrowed.

In the ordinary course of business, the firm provides other financial guarantees of the obligations of third parties (e.g., performance bonds, standby letters of credit and other guarantees to enable clients to complete transactions and merchant banking fund-related guarantees). These guarantees represent obligations to make payments to beneficiaries if the guaranteed party fails to fulfill its obligation under a contractual arrangement with that beneficiary.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of December 2009. Derivative contracts set forth below include written equity and commodity put options, written currency contracts and interest rate caps, floors and swaptions. See Note 3 for information regarding credit derivative contracts that meet the definition of a guarantee, which are not included below.

	As of December 2009					
		Maximum Payout/Notional Amount by Period of Expiration[1]				
(in millions)	Carrying Value of Net Liability	2010	2011–2012	2013–2014	2015–Thereafter	Total
Derivatives[2]	$7,221	$145,126	$105,744	$48,350	$66,965	$366,185
Securities lending indemnifications[3]	–	27,314	–	–	–	27,314
Other financial guarantees[4]	207	357	352	358	1,010	2,077

(1) Such amounts do not represent the anticipated losses in connection with these contracts.

(2) Because derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment/performance risk for individual contracts. However, the carrying value excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement and the effect of netting of cash paid pursuant to credit support agreements. These derivative contracts are risk managed together with derivative contracts that do not meet the definition of a guarantee under ASC 460 and, therefore, these amounts do not reflect the firm's overall risk related to its derivative activities. As of November 2008, the carrying value of the net liability related to derivative guarantees was $17.46 billion.

(3) Collateral held by the lenders in connection with securities lending indemnifications was $28.07 billion and $19.95 billion as of December 2009 and November 2008, respectively. Because the contractual nature of these arrangements requires the firm to obtain collateral with a market value that exceeds the value of the securities on loan from the borrower, there is minimal performance risk associated with these guarantees.

(4) As of November 2008, the carrying value of the net liability related to other financial guarantees was $235 million.

The firm has established trusts, including Goldman Sachs Capital I, II and III, and other entities for the limited purpose of issuing securities to third parties, lending the proceeds to the firm and entering into contractual arrangements with the firm and third parties related to this purpose. See Note 7 for information regarding the transactions involving Goldman Sachs Capital I, II and III. The firm effectively provides for the full and unconditional guarantee of the securities issued by these entities, which are not consolidated for accounting purposes. Timely payment by the firm of amounts due to these entities under the borrowing, preferred stock and related contractual arrangements will be sufficient to cover payments due on the securities issued by these entities. Management believes that it is unlikely that any circumstances will occur, such as nonperformance on the part of paying agents or other service providers, that would make it necessary for the firm to make payments related to these entities other than those required under the terms of the borrowing, preferred stock and related contractual arrangements and in connection with certain expenses incurred by these entities. Group Inc. also fully and unconditionally guarantees the securities issued by GS Finance Corp., a wholly owned finance subsidiary of the firm, which is consolidated for accounting purposes.

In the ordinary course of business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. In connection with joint venture investments, the firm may issue loan guarantees under which it may be liable in the event of fraud, misappropriation, environmental liabilities and certain other matters involving the borrower. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statements of financial condition as of December 2009 and November 2008.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws. These indemnifications generally are standard contractual terms and are entered into in the ordinary course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these arrangements have been recognized in the consolidated statements of financial condition as of December 2009 and November 2008.

Group Inc. has guaranteed the payment obligations of Goldman, Sachs & Co. (GS&Co.), GS Bank USA and GS Bank Europe, subject to certain exceptions. In November 2008, the firm contributed subsidiaries into GS Bank USA, and Group Inc. agreed to guarantee certain losses, including credit-related losses, relating to assets held by the contributed entities. In connection with this guarantee, Group Inc. also agreed to pledge to GS Bank USA certain collateral, including interests in subsidiaries and other illiquid assets. In addition, Group Inc. guarantees many of the obligations of its other consolidated subsidiaries on a transaction-by-transaction basis, as negotiated with counterparties. Group Inc. is unable to develop an estimate of the maximum payout under its subsidiary guarantees; however, because these guaranteed obligations are also obligations of consolidated subsidiaries included in the table above, Group Inc.'s liabilities as guarantor are not separately disclosed.

NOTE 9

Shareholders' Equity

Common and Preferred Equity

During 2009, common shares outstanding increased by 72.6 million shares, which included 46.7 million common shares issued through a public offering at $123.00 per share for total proceeds of $5.75 billion during the second quarter of 2009.

In June 2009, Group Inc. repurchased from the U.S. Department of the Treasury (U.S. Treasury) the 10.0 million shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series H (Series H Preferred Stock), that were issued to the U.S. Treasury pursuant to the U.S. Treasury's TARP Capital Purchase Program. The repurchase resulted in a one-time preferred dividend of $426 million, which is included in the consolidated statement of earnings for the year ended December 2009. This one-time preferred dividend represented the difference between the carrying value and the redemption value of the Series H Preferred Stock. In connection with the issuance of the Series H Preferred Stock in October 2008, the firm issued a 10-year warrant to the U.S. Treasury to purchase up to 12.2 million shares of common stock at an exercise price of $122.90 per share. The firm repurchased this warrant in full in July 2009 for $1.1 billion. This amount was recorded as a reduction to additional paid-in capital. The firm's cumulative payments to the U.S. Treasury related to the U.S. Treasury's TARP Capital Purchase Program totaled $11.42 billion, including the return of the U.S. Treasury's $10.0 billion investment (inclusive of the $426 million described above), $318 million in preferred dividends and $1.1 billion related to the warrant repurchase.

Dividends declared per common share were $1.05 in 2009, $1.40 in 2008 and $1.40 in 2007. On January 19, 2010, the Board declared a dividend of $0.35 per common share to be paid on March 30, 2010 to common shareholders of record on March 2, 2010. On December 15, 2008, the Board declared a dividend of $0.4666666 per common share to be paid on March 26, 2009 to common shareholders of record on February 24, 2009. The dividend of $0.4666666 per common share is reflective of a four-month period (December 2008 through March 2009), due to the change in the firm's fiscal year-end.

During 2009 and 2008, the firm repurchased 19,578 and 10.5 million shares of its common stock at an average cost per share of $80.83 and $193.18, for a total cost of $2 million and $2.04 billion, respectively. Shares repurchased during 2009 primarily related to repurchases made by GS&Co. to facilitate customer transactions in the ordinary course of business. In addition, to satisfy minimum statutory employee tax withholding requirements related to the delivery of common stock underlying RSUs, the firm cancelled 11.2 million and 6.7 million of RSUs with a total value of $863 million and $1.31 billion in 2009 and 2008, respectively.

The firm's share repurchase program is intended to help maintain the appropriate level of common equity and to substantially offset increases in share count over time resulting from employee share-based compensation. The repurchase program is effected primarily through regular open-market purchases, the amounts and timing of which are determined primarily by the firm's current and projected capital positions (i.e., comparisons of the firm's desired level of capital to its actual level of capital) but which may also be influenced by general market conditions and the prevailing price and trading volumes of the firm's common stock. Any repurchase of the firm's common stock requires approval by the Board of Governors of the Federal Reserve System (Federal Reserve Board).

As of December 2009, the firm had 174,000 shares of perpetual preferred stock issued and outstanding as set forth in the following table:

Series	Dividend Preference	Shares Issued	Shares Authorized	Dividend Rate	Earliest Redemption Date	Redemption Value (in millions)
A	Non-cumulative	30,000	50,000	3 month LIBOR + 0.75%, with floor of 3.75% per annum	April 25, 2010	$ 750
B	Non-cumulative	32,000	50,000	6.20% per annum	October 31, 2010	800
C	Non-cumulative	8,000	25,000	3 month LIBOR + 0.75%, with floor of 4.00% per annum	October 31, 2010	200
D	Non-cumulative	54,000	60,000	3 month LIBOR + 0.67%, with floor of 4.00% per annum	May 24, 2011	1,350
G	Cumulative	50,000	50,000	10.00% per annum	October 1, 2008	5,500
		174,000	235,000			$8,600

Each share of non-cumulative preferred stock issued and outstanding has a par value of $0.01, has a liquidation preference of $25,000, is represented by 1,000 depositary shares and is redeemable at the firm's option, subject to the approval of the Federal Reserve Board, at a redemption price equal to $25,000 plus declared and unpaid dividends.

Each share of 10% Cumulative Perpetual Preferred Stock, Series G (Series G Preferred Stock) issued and outstanding has a par value of $0.01, has a liquidation preference of $100,000 and is redeemable at the firm's option, subject to the approval of the Federal Reserve Board, at a redemption price equal to $110,000 plus accrued and unpaid dividends. In connection with the issuance of the Series G Preferred Stock, the firm issued a five-year warrant to purchase up to 43.5 million shares of common stock at an exercise price of $115.00 per share. The warrant is exercisable at any time until October 1, 2013 and the number of shares of common stock underlying the warrant and the exercise price are subject to adjustment for certain dilutive events.

All series of preferred stock are pari passu and have a preference over the firm's common stock upon liquidation. Dividends on each series of preferred stock, if declared, are payable quarterly in arrears. The firm's ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, its common stock is subject to certain restrictions in the event that the firm fails to pay or set aside full dividends on the preferred stock for the latest completed dividend period.

In 2007, the Board authorized 17,500.1 shares of perpetual Non-Cumulative Preferred Stock, Series E (Series E Preferred Stock), and 5,000.1 shares of perpetual Non-Cumulative Preferred Stock, Series F (Series F Preferred Stock), in connection with the APEX issuance. See Note 7 for further information on the APEX issuance. Under the stock purchase contracts, Group Inc. will issue on the relevant stock purchase dates (on or before June 1, 2013 and September 1, 2013 for Series E and Series F Preferred Stock, respectively) one share of Series E and Series F Preferred Stock to Goldman Sachs Capital II and III, respectively, for each $100,000 principal amount of subordinated debt held by these trusts. When issued, each share of Series E and Series F Preferred Stock will have a par value of $0.01 and a liquidation preference of $100,000 per share. Dividends on Series E Preferred Stock, if declared, will be payable semi-annually at a fixed annual rate of 5.79% if the stock is issued prior to June 1, 2012 and quarterly thereafter, at a rate per annum equal to the greater of (i) three-month LIBOR plus 0.77% and (ii) 4.00%. Dividends on Series F Preferred Stock, if declared, will be payable quarterly at a rate per annum equal to three-month LIBOR plus 0.77% if the stock is issued prior to September 1, 2012 and quarterly thereafter, at a rate per annum equal to the greater of (i) three-month LIBOR plus 0.77% and (ii) 4.00%. The preferred stock may be redeemed at the option of the firm on the stock purchase dates or any day thereafter, subject to regulatory approval and certain covenant restrictions governing the firm's ability to redeem or purchase the preferred stock without issuing common stock or other instruments with equity-like characteristics.

Preferred dividends declared are set forth below:

	Year Ended						One Month Ended	
	December 2009		November 2008		November 2007		December 2008	
	(per share)	(in millions)	(per share)	(in millions)	(per share)	(in millions)	(per share)	(in millions)
Series A	**$ 710.94**	**$ 21**	$1,068.86	$ 32	$1,563.51	$ 47	$ 239.58	$ 7
Series B	**1,162.50**	**38**	1,550.00	50	1,550.00	50	387.50	12
Series C	**758.34**	**6**	1,110.18	9	1,563.51	12	255.56	2
Series D	**758.34**	**41**	1,105.18	59	1,543.06	83	255.56	14
Series G	**7,500.00**	**375**	1,083.33	54	–	–	2,500.00	125
Series H	**12.50** [1]	**125** [1]	–	–	–	–	14.86	149
Total		**$606**		$204		$192		$309

[1] Excludes the one-time preferred dividend of $426 million related to the repurchase of the TARP Series H Preferred Stock in the second quarter of 2009, as well as $44 million of accrued dividends paid upon repurchase of the Series H Preferred Stock.

On January 19, 2010, the Board declared dividends of $239.58, $387.50, $255.56 and $255.56 per share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively, to be paid on February 10, 2010 to preferred shareholders of record on January 26, 2010. In addition, the Board declared a dividend of $2,500 per share of Series G Preferred Stock to be paid on February 10, 2010 to preferred shareholders of record on January 26, 2010.

Accumulated Other Comprehensive Income

The following table sets forth the firm's accumulated other comprehensive income/(loss) by type:

	As of	
(in millions)	December 2009	November 2008
Currency translation adjustment, net of tax	**$(132)**	$ (30)
Pension and postretirement liability adjustments, net of tax	**(317)**	(125)
Net unrealized gains/(losses) on available-for-sale securities, net of tax [1]	**87**	(47)
Total accumulated other comprehensive loss, net of tax	**$(362)**	$(202)

[1] Consists of net unrealized gains/(losses) of $84 million and $(55) million on available-for-sale securities held by the firm's insurance subsidiaries as of December 2009 and November 2008, respectively, and net unrealized gains of $3 million and $8 million on available-for-sale securities held by investees accounted for under the equity method as of December 2009 and November 2008, respectively.

NOTE 10
Earnings Per Common Share

The computations of basic and diluted earnings per common share are set forth below:

(in millions, except per share amounts)	Year Ended December 2009	Year Ended November 2008	Year Ended November 2007	One Month Ended December 2008
Numerator for basic and diluted EPS–net earnings/(loss) applicable to common shareholders	**$12,192**	$2,041	$11,407	$(1,028)
Denominator for basic EPS–weighted average number of common shares	**512.3**	437.0	433.0	485.5
Effect of dilutive securities [1]				
Restricted stock units	**15.7**	10.2	13.6	–
Stock options and warrants	**22.9**	9.0	14.6	–
Dilutive potential common shares	**38.6**	19.2	28.2	–
Denominator for diluted EPS–weighted average number of common shares and dilutive potential common shares	**550.9**	456.2	461.2	485.5
Basic EPS [2]	**$ 23.74**	$ 4.67	$ 26.34	$ (2.15)
Diluted EPS [2]	**22.13**	4.47	24.73	(2.15)

(1) The diluted EPS computations do not include the antidilutive effect of RSUs, stock options and warrants as follows:

(in millions)	Year Ended December 2009	Year Ended November 2008	Year Ended November 2007	One Month Ended December 2008
Number of antidilutive RSUs and common shares underlying antidilutive stock options and warrants	**24.7**	60.5	–	157.2

(2) In the first quarter of fiscal 2009, the firm adopted amended accounting principles which require that unvested share-based payment awards that have non-forfeitable rights to dividends or dividend equivalents be treated as a separate class of securities in calculating earnings per common share. The impact of applying these amended principles for the year ended December 2009 and one month ended December 2008 was a reduction in basic earnings per common share of $0.06 and an increase in basic and diluted loss per common share of $0.03, respectively. There was no impact on diluted earnings per common share for the year ended December 2009. Prior periods have not been restated due to immateriality.

NOTE 11
Goodwill and Identifiable Intangible Assets

Goodwill

The following table sets forth the carrying value of the firm's goodwill by operating segment, which is included in "Other assets" in the consolidated statements of financial condition:

(in millions)	As of December 2009	As of November 2008
Investment Banking		
Underwriting	$ 125	$ 125
Trading and Principal Investments		
FICC	265	247
Equities [1]	2,389	2,389
Principal Investments	84	80
Asset Management and Securities Services		
Asset Management [2]	563	565
Securities Services	117	117
Total	$3,543	$3,523

[1] Primarily related to SLK LLC (SLK).

[2] Primarily related to The Ayco Company, L.P. (Ayco).

Identifiable Intangible Assets

The following table sets forth the gross carrying amount, accumulated amortization and net carrying amount of the firm's identifiable intangible assets:

(in millions)		As of December 2009	As of November 2008
Customer lists [1]	Gross carrying amount	$ 1,117	$1,160
	Accumulated amortization	(472)	(436)
	Net carrying amount	$ 645	$ 724
NYSE DMM rights	Gross carrying amount	$ 714	$ 714
	Accumulated amortization	(294)	(252)
	Net carrying amount	$ 420	$ 462
Insurance-related assets [2]	Gross carrying amount	$ 292	$ 292
	Accumulated amortization	(142)	(137)
	Net carrying amount	$ 150	$ 155
Exchange-traded fund (ETF) lead market maker rights	Gross carrying amount	$ 138	$ 138
	Accumulated amortization	(48)	(43)
	Net carrying amount	$ 90	$ 95
Other [3]	Gross carrying amount	$ 170	$ 178
	Accumulated amortization	(98)	(85)
	Net carrying amount	$ 72	$ 93
Total	Gross carrying amount	$ 2,431	$2,482
	Accumulated amortization	(1,054)	(953)
	Net carrying amount	$ 1,377	$1,529

[1] Primarily includes the firm's clearance and execution and NASDAQ customer lists related to SLK and financial counseling customer lists related to Ayco.

[2] Primarily includes VOBA related to the firm's insurance businesses.

[3] Primarily includes marketing-related assets and other contractual rights.

Substantially all of the firm's identifiable intangible assets are considered to have finite lives and are amortized over their estimated lives. The weighted average remaining life of the firm's identifiable intangible assets is approximately 11 years. "Depreciation and amortization" in the consolidated statements of earnings includes amortization related to identifiable intangible assets of $96 million, $240 million and $39 million for the years ended December 2009 and November 2008 and one month ended December 2008, respectively.

The estimated future amortization for existing identifiable intangible assets through 2014 is set forth below:

(in millions)	As of December 2009
2010	$141
2011	135
2012	129
2013	123
2014	119

NOTE 12

Other Assets and Other Liabilities

Other Assets

Other assets are generally less liquid, non-financial assets. The following table sets forth the firm's other assets by type:

	As of	
(in millions)	December 2009	November 2008
Property, leasehold improvements and equipment [1]	$11,380	$10,793
Goodwill and identifiable intangible assets [2]	4,920	5,052
Income tax-related assets	7,937	8,359
Equity-method investments [3]	1,484	1,454
Miscellaneous receivables and other	3,747	4,780
Total	$29,468	$30,438

(1) Net of accumulated depreciation and amortization of $7.28 billion and $6.55 billion as of December 2009 and November 2008, respectively.

(2) See Note 11 for further information regarding the firm's goodwill and identifiable intangible assets.

(3) Excludes investments of $2.95 billion and $3.45 billion accounted for at fair value under the fair value option as of December 2009 and November 2008, respectively, which are included in "Trading assets, at fair value" in the consolidated statements of financial condition.

Other Liabilities

The following table sets forth the firm's other liabilities and accrued expenses by type:

	As of	
(in millions)	December 2009	November 2008
Compensation and benefits	$11,170	$ 4,646
Insurance-related liabilities [1]	11,832	9,673
Noncontrolling interests [2]	960	1,127
Income tax-related liabilities	4,022	2,865
Employee interests in consolidated funds	416	517
Accrued expenses and other payables	5,455	4,388
Total	$33,855	$23,216

(1) Insurance-related liabilities are set forth in the table below:

	As of	
(in millions)	December 2009	November 2008
Separate account liabilities	$ 4,186	$3,628
Liabilities for future benefits and unpaid claims	6,484	4,778
Contract holder account balances	874	899
Reserves for guaranteed minimum death and income benefits	288	368
Total insurance-related liabilities	$11,832	$9,673

Separate account liabilities are supported by separate account assets, representing segregated contract holder funds under variable annuity and life insurance contracts. Separate account assets are included in "Cash and securities segregated for regulatory and other purposes" in the consolidated statements of financial condition.

Liabilities for future benefits and unpaid claims include liabilities arising from reinsurance provided by the firm to other insurers. The firm had a receivable of $1.29 billion and $1.30 billion as of December 2009 and November 2008, respectively, related to such reinsurance contracts, which is reported in "Receivables from customers and counterparties" in the consolidated statements of financial condition. In addition, the firm has ceded risks to reinsurers related to certain of its liabilities for future benefits and unpaid claims and had a receivable of $870 million and $1.20 billion as of December 2009 and November 2008, respectively, related to such reinsurance contracts, which is reported in "Receivables from customers and counterparties" in the consolidated statements of financial condition. Contracts to cede risks to reinsurers do not relieve the firm from its obligations to contract holders. Liabilities for future benefits and unpaid claims include $1.84 billion and $978 million carried at fair value under the fair value option as of December 2009 and November 2008, respectively.

Reserves for guaranteed minimum death and income benefits represent a liability for the expected value of guaranteed benefits in excess of projected annuity account balances. These reserves are based on total payments expected to be made less total fees expected to be assessed over the life of the contract.

(2) Includes $598 million and $784 million related to consolidated investment funds as of December 2009 and November 2008, respectively.

NOTE 13
Employee Benefit Plans

The firm sponsors various pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. The firm also provides certain benefits to former or inactive employees prior to retirement.

Defined Benefit Pension Plans and Postretirement Plans

Employees of certain non-U.S. subsidiaries participate in various defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. The firm maintains a defined benefit pension plan for most U.K. employees. As of April 2008, the U.K. defined benefit plan was closed to new participants, but will continue to accrue benefits for existing participants.

The firm also maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan was closed to new participants and frozen such that existing participants would not accrue any additional benefits. In addition, the firm maintains unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their dependents covered under these programs.

On November 30, 2007, the firm adopted amended principles related to employers' accounting for defined benefit pension and other postretirement plans which require an entity to recognize in its statement of financial condition the funded status of its defined benefit pension and postretirement plans, measured as the difference between the fair value of the plan assets and the benefit obligation. Upon adoption, these amended accounting principles required an entity to recognize previously unrecognized actuarial gains and losses, prior service costs, and transition obligations and assets within "Accumulated other comprehensive income/(loss)" in the consolidated statements of changes in shareholders' equity, and to derecognize additional minimum pension liabilities.

As a result of adopting these amended accounting principles, the firm recorded in 2007 increases of $59 million and $253 million to "Other assets" and "Other liabilities and accrued expenses," respectively, and a $194 million loss, net of taxes, within "Accumulated other comprehensive income/(loss)."

Notes to Consolidated Financial Statements

The following table provides a summary of the changes in the plans' benefit obligations and the fair value of plan assets for the years ended December 2009 and November 2008, as well as a statement of the funded status of the plans as of December 2009 and November 2008:

	As of or for the Year Ended					
	December 2009			November 2008		
(in millions)	U.S. Pension	Non-U.S. Pension	Post-retirement	U.S. Pension	Non-U.S. Pension	Post-retirement
Benefit obligation						
Balance, beginning of year	$485	$ 513	$ 569	$ 399	$ 748	$ 445
Service cost	–	52	18	–	84	26
Interest cost	25	34	27	24	41	31
Plan amendments	–	–	(35)	–	–	(61)
Actuarial loss/(gain)	(42)	325	(84)	(50)	(261)	10
Benefits paid	(10)	(11)	(11)	(8)	(2)	(10)
Curtailment	–	(11)	–	–	–	–
Effect of foreign exchange rates	–	58	–	–	(154)	–
Balance, end of year	$458	$ 960	$ 484	$ 365	$ 456	$ 441
Fair value of plan assets						
Balance, beginning of year	$299	$ 562	$ –	$ 450	$ 614	$ –
Actual return on plan assets	78	113	–	(151)	(77)	–
Firm contributions	–	50	11	–	184	9
Employee contributions	–	1	–	–	1	–
Benefits paid	(10)	(10)	(11)	(8)	(1)	(9)
Curtailment	–	(9)	–	–	–	–
Effect of foreign exchange rates	–	59	–	–	(170)	–
Balance, end of year	$367	$ 766	$ –	$ 291	$ 551	$ –
Funded status of plans	$ (91)	$(194)	$(484)	$ (74)	$ 95	$(441)
Amounts recognized in the Consolidated Statements of Financial Condition consist of:						
Other assets	$ –	$ –	$ –	$ –	$ 129	$ –
Other liabilities and accrued expenses	(91)	(194)	(484)	(74)	(34)	(441)
Net amount recognized	$ (91)	$(194)	$(484)	$ (74)	$ 95	$(441)
Amounts recognized in accumulated other comprehensive income/(loss) consist of:						
Actuarial loss/(gain)	$174	$ 231	$ 155	$ 195	$ (59)	$ 129
Prior service cost/(credit)	–	3	(82)	–	3	(39)
Transition obligation/(asset)	(8)	2	–	(11)	3	–
Total amount recognized – Pre-tax	$166	$ 236	$ 73	$ 184	$ (53)	$ 90

The accumulated benefit obligation for all defined benefit pension plans was $1.31 billion and $769 million as of December 2009 and November 2008, respectively.

For plans in which the accumulated benefit obligation exceeded plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was $1.39 billion and $1.29 billion, respectively, as of December 2009, and $426 million and $413 million, respectively, as of November 2008. The fair value of plan assets for each of these plans was $1.11 billion and $317 million as of December 2009 and November 2008, respectively.

The components of pension expense/(income) and postretirement expense are set forth below:

	Year Ended			One Month Ended
(in millions)	December 2009	November 2008	November 2007	December 2008
U.S. pension				
Interest cost	$ 25	$ 24	$ 22	$ 2
Expected return on plan assets	(20)	(33)	(32)	(2)
Net amortization	26	(1)	1	2
Total	$ 31	$(10)	$ (9)	$ 2
Non-U.S. pension				
Service cost	$ 52	$ 84	$ 78	$ 3
Interest cost	34	41	34	3
Expected return on plan assets	(36)	(41)	(36)	(3)
Net amortization	2	2	10	–
Curtailment	1	–	–	–
Total	$ 53	$ 86	$ 86	$ 3
Postretirement				
Service cost	$ 18	$ 26	$ 21	$ 1
Interest cost	27	31	23	2
Net amortization	22	23	19	2
Total	$ 67	$ 80	$ 63	$ 5

Estimated 2010 amortization from accumulated other comprehensive income:

Actuarial loss/(gain)	$46
Prior service cost/(credit)	(9)
Transition obligation/(asset)	(3)
Total	$34

Notes to Consolidated Financial Statements

The weighted average assumptions used to develop the actuarial present value of the projected benefit obligation and net periodic pension cost are set forth below. These assumptions represent a weighted average of the assumptions used for the U.S. and non-U.S. plans and are based on the economic environment of each applicable country.

	Year Ended			One Month Ended
	December 2009	November 2008	November 2007	December 2008
Defined benefit pension plans				
U.S. pension – projected benefit obligation				
Discount rate	**5.75%**	6.75%	6.00%	5.25%
Rate of increase in future compensation levels	**N/A**	N/A	N/A	N/A
U.S. pension – net periodic benefit cost				
Discount rate	**5.25**	6.00	5.50	6.75
Rate of increase in future compensation levels	**N/A**	N/A	N/A	N/A
Expected long-term rate of return on plan assets	**7.00**	7.50	7.50	7.00
Non-U.S. pension – projected benefit obligation				
Discount rate	**5.60**	6.79	5.91	6.35
Rate of increase in future compensation levels	**3.99**	3.85	5.38	3.85
Non-U.S. pension – net periodic benefit cost				
Discount rate	**6.35**	5.91	4.85	6.79
Rate of increase in future compensation levels	**3.85**	5.38	4.98	3.85
Expected long-term rate of return on plan assets	**7.05**	5.89	6.84	5.73
Postretirement plans – benefit obligation				
Discount rate	**5.75%**	6.75%	6.00%	5.25%
Rate of increase in future compensation levels	**5.00**	5.00	5.00	5.00
Postretirement plans – net periodic benefit cost				
Discount rate	**5.25%**	6.00%	5.50%	6.75%
Rate of increase in future compensation levels	**5.00**	5.00	5.00	5.00

Generally, the firm determined the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans' liabilities.

The firm's approach in determining the long-term rate of return for plan assets is based upon historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

For measurement purposes, an annual growth rate in the per capita cost of covered healthcare benefits of 8.51% was assumed for the year ending December 2010. The rate was assumed to decrease ratably to 5.00% for the year ending December 2017 and remain at that level thereafter.

The assumed cost of healthcare has an effect on the amounts reported for the firm's postretirement plans. A 1% change in the assumed healthcare cost trend rate would have the following effects:

	1% Increase		1% Decrease	
(in millions)	**December 2009**	November 2008	**December 2009**	November 2008
Service plus interest costs	**$ 10**	$ 11	**$ (8)**	$ (9)
Obligation	**101**	90	**(78)**	(70)

The following table sets forth the composition of plan assets for the U.S. and non-U.S. defined benefit pension plans by asset category:

	As of			
	December 2009		November 2008	
	U.S. Pension	Non-U.S. Pension	U.S. Pension	Non-U.S. Pension
Equity securities	72%	65%	69%	28%
Debt securities	27	18	29	7
Other	1	17	2	65
Total	100%	100%	100%	100%

The investment approach of the firm's U.S. and major non-U.S. defined benefit pension plans involves employing a sufficient level of flexibility to capture investment opportunities as they occur, while maintaining reasonable parameters to ensure that prudence and care are exercised in the execution of the investment programs. The plans employ a total return on investment approach, whereby a mix, which is broadly similar to the actual asset allocation as of December 2009, of equity securities, debt securities and other assets, is targeted to maximize the long-term return on assets for a given level of risk. Investment risk is measured and monitored on an ongoing basis by the firm's Retirement Committee through periodic portfolio reviews, meetings with investment managers and annual liability measurements.

The firm's pension plan assets consist of collective bank trusts, mutual funds, corporate bonds, alternative investments (e.g., hedge funds), cash and short-term investments, and real estate investment trust holdings. Substantially all of the firm's pension plan assets are classified within level 1 or level 2 of the fair value hierarchy as of December 31, 2009. Only one investment, which is in the U.S. pension plan, is classified within level 3 of the fair value hierarchy as of December 31, 2009. This level 3 asset comprised less than 1% of the firm's total pension plan assets as of December 31, 2009.

The firm expects to contribute a minimum of $49 million to its pension plans and $13 million to its postretirement plans in 2010.

The following table sets forth benefits projected to be paid from the firm's U.S. and non-U.S. defined benefit pension and postretirement plans (net of Medicare subsidy receipts) and reflects expected future service costs, where appropriate:

(in millions)	U.S. Pension	Non-U.S. Pension	Post-retirement
2010	$11	$ 8	$ 13
2011	12	8	14
2012	13	8	14
2013	14	9	15
2014	15	9	17
2015–2019	94	48	112

Defined Contribution Plans

The firm contributes to employer-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $178 million, $208 million and $258 million for the years ended December 2009, November 2008 and November 2007, respectively.

NOTE 14
Employee Incentive Plans

Stock Incentive Plan

The firm sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, RSUs, awards with performance conditions and other share-based awards. In the second quarter of 2003, the SIP was approved by the firm's shareholders, effective for grants after April 1, 2003, and was further amended and restated, effective December 31, 2008.

The total number of shares of common stock that may be delivered pursuant to awards granted under the SIP through the end of our 2008 fiscal year could not exceed 250 million shares. The total number of shares of common stock that may be delivered pursuant to awards granted under the SIP in our 2009 fiscal year and each fiscal year thereafter cannot exceed 5% of the issued and outstanding shares of common stock, determined as of the last day of the immediately preceding fiscal year, increased by the number of shares available for awards in previous years but not covered by awards granted in such years. As of December 2009 and November 2008, 140.6 million and 162.4 million shares, respectively, were available for grant under the SIP.

Other Compensation Arrangements

The firm has maintained deferred compensation plans for eligible employees. In general, under the plans, participants were able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants were able to notionally invest their deferrals in certain alternatives available under the plans. Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the firm is not entitled to a corresponding tax deduction until the amounts are distributed. Beginning with the 2008 year, these deferred compensation plans were frozen with respect to new contributions and the plans were terminated. Participants generally received distributions of their benefits in 2009 except that no payments were accelerated for certain senior executives. The firm has recognized compensation expense for the amounts deferred under these plans. As of December 2009 and November 2008, $9 million and $220 million, respectively, related to these plans was included in "Other liabilities and accrued expenses" in the consolidated statements of financial condition.

The firm has a discount stock program through which Participating Managing Directors may be permitted to acquire RSUs at an effective 25% discount (for 2009 and 2008 year-end compensation, the program was suspended, and no individual was permitted to acquire discounted RSUs thereunder). In prior years, the 25% discount was effected by an additional grant of RSUs equal to one-third of the number of RSUs purchased by qualifying participants. The purchased RSUs were 100% vested when granted, but the shares underlying them generally were subject to certain transfer restrictions (which were waived in December 2008 except for certain senior executives). The shares underlying the RSUs that were granted to effect the 25% discount generally vest in equal installments on the second and third anniversaries following the grant date and were not transferable before the third anniversary of the grant date (transfer restrictions on vested awards were waived in December 2008 except for certain senior executives). Compensation expense related to these RSUs is recognized over the vesting period. The total value of RSUs granted for 2007 in order to effect the 25% discount was $66 million.

Restricted Stock Units

The firm issues RSUs to employees under the SIP, primarily in connection with year-end compensation and acquisitions. RSUs are valued based on the closing price of the underlying shares on the date of grant after taking into account a liquidity discount for any applicable post-vesting transfer restrictions. Year-end RSUs generally vest and deliver as outlined in the applicable RSU agreements. All employee RSU agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. Of the total RSUs outstanding as of December 2009, November 2008 and December 2008 (i) 16.7 million units, 12.0 million units and 32.0 million units, respectively, required future service as a condition to the delivery of the underlying shares of common stock and (ii) 28.1 million units, 43.9 million units and 44.4 million units, respectively, did not require future service. In all cases, delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain vesting and other requirements outlined in the award agreements. The activity related to these RSUs is set forth below:

	Restricted Stock Units Outstanding		Weighted Average Grant-Date Fair Value of Restricted Stock Units Outstanding	
	Future Service Required	No Future Service Required	Future Service Required	No Future Service Required
Outstanding, November 2008	11,963,864	43,883,221	$ 203.19	$ 182.74
Granted [1][2]	20,610,264	54,632	67.59	69.18
Forfeited	(56,129)	(42,703)	170.68	187.40
Vested [2]	(507,828)	507,828	168.42	168.42
Outstanding, December 2008	32,010,171	44,402,978	$ 116.49	$ 182.44
Granted [1][2]	1,106,498	8,862	151.85	83.67
Forfeited	(1,553,816)	(38,307)	117.81	270.22
Delivered [3]	–	(31,215,605)	–	170.47
Vested [2]	(14,907,659)	14,907,659	113.37	113.37
Outstanding, December 2009	16,655,194	28,065,587	$ 121.50	$ 158.91

(1) The weighted average grant-date fair value of RSUs granted during the years ended December 2009, November 2008 and November 2007 and one month ended December 2008 was $151.31, $154.31, $224.13 and $67.60, respectively. The fair value of the December 2008 grant includes a 14.3% liquidity discount to reflect post-vesting transfer restrictions of up to 4 years.

(2) The aggregate fair value of awards that vested during the years ended December 2009, November 2008 and November 2007 and one month ended December 2008 was $2.18 billion, $1.03 billion, $5.63 billion and $41 million, respectively.

(3) Includes RSUs that were cash settled.

In the first quarter of 2010, the firm granted to its employees 27.1 million year-end RSUs, of which 14.1 million RSUs require future service as a condition of delivery and 13.0 million RSUs do not require future service. These RSUs are subject to additional conditions as outlined in the RSU agreements. Generally, shares underlying RSUs, net of required withholding tax, vest and deliver over a three-year period but are subject to post-vesting transfer restrictions through January 2015. These grants are not included in the above table.

Stock Options

Stock options granted to employees generally vest as outlined in the applicable stock option agreement. No options were granted in fiscal 2009. Year-end options granted in December 2008 will become exercisable in one-third installments in January 2010, January 2011 and January 2012. Shares received on exercise cannot be sold, transferred or otherwise disposed of until January 2014. Year-end 2008 options will expire on December 31, 2018. Year-end options granted in December 2007 will become exercisable in January 2011 and expire on November 24, 2017. Shares received on exercise of year-end 2007 options cannot be sold, transferred or otherwise disposed of until January 2013. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation under certain circumstances in accordance with the terms of the SIP and the applicable stock option agreement. The dilutive effect of the firm's outstanding stock options is included in "Average common shares outstanding – Diluted" on the consolidated statements of earnings.

The activity related to these stock options is set forth below:

	Options Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value (in millions)	Weighted Average Remaining Life (years)
Outstanding, November 2008	33,639,132	$109.47		
Granted	35,988,192	78.78		
Exercised	(32,222)	53.00		
Forfeited	(93,615)	78.92		
Outstanding, December 2008	69,501,487	$ 93.65	$ 29	7.17
Exercised	(6,445,370)	79.77		
Forfeited	(784,020)	78.85		
Outstanding, December 2009	62,272,097	$ 95.27	$4,781	6.64
Exercisable, December 2009	21,164,084	$ 92.40	$1,618	2.50

The total intrinsic value of options exercised during the years ended December 2009, November 2008 and November 2007 and one month ended December 2008 was $484 million, $433 million, $1.32 billion and $1 million, respectively.

The options outstanding as of December 2009 are set forth below:

Exercise Price	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life (years)
$ 75.00–$ 89.99	44,123,046	$ 79.19	7.57
90.00– 104.99	9,376,427	91.86	1.99
105.00– 119.99	–	–	–
120.00– 134.99	2,791,500	131.64	5.92
135.00– 194.99	–	–	–
195.00– 209.99	5,981,124	202.27	7.48
Outstanding, December 2009	62,272,097		

The weighted average fair value of options granted for the year ended 2007 and in the one month ended December 2008 was $51.04 and $14.08 per option, respectively. Fair value was estimated as of the grant date based on a Black-Scholes option-pricing model principally using the following weighted average assumptions:

	Year Ended			One Month Ended
	December 2009	November 2008	November 2007	December 2008
Risk-free interest rate	N/A	N/A	4.0%	1.1%
Expected volatility	N/A	N/A	35.0	50.1
Annual dividend per share	N/A	N/A	$1.40	$1.40
Expected life	N/A	N/A	7.5 years	4.0 years

The common stock underlying the options granted for the year ended 2007 is subject to transfer restrictions through January 2013. The common stock underlying the options granted in the one month ended December 2008 is subject to transfer restrictions through January 2014. The value of the common stock underlying the options granted for the year ended 2007 and in the one month ended December 2008 reflects a liquidity discount of 24.0% and 26.7%, respectively, as a result of these transfer restrictions. The liquidity discount was based on the firm's pre-determined written liquidity discount policies.

The following table sets forth share-based compensation and the related tax benefit:

	Year Ended			One Month Ended
(in millions)	December 2009	November 2008	November 2007	December 2008
Share-based compensation	$2,030	$1,587	$4,549	$180
Excess tax benefit related to options exercised	166	144	469	–
Excess tax benefit/(provision) related to share-based compensation [1]	(793)	645	908	–

[1] Represents the tax benefit/(provision), recognized in additional paid-in capital, on stock options exercised and the delivery of common stock underlying RSUs.

As of December 2009, there was $983 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.59 years.

NOTE 15

Transactions with Affiliated Funds

The firm has formed numerous nonconsolidated investment funds with third-party investors. The firm generally acts as the investment manager for these funds and, as such, is entitled to receive management fees and, in certain cases, advisory fees, incentive fees or overrides from these funds. These fees amounted to $2.52 billion, $3.14 billion, $3.62 billion and $206 million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively. As of December 2009 and November 2008, the fees receivable from these funds were $1.04 billion and $861 million, respectively. Additionally, the firm may invest alongside the third-party investors in certain funds. The aggregate carrying value of the firm's interests in these funds was $13.84 billion and $14.45 billion as of December 2009 and November 2008, respectively. In the ordinary course of business, the firm may also engage in other activities with these funds, including, among others, securities lending, trade execution, trading, custody, and acquisition and bridge financing. See Note 8 for the firm's commitments related to these funds.

NOTE 16

Income Taxes

The components of the net tax expense reflected in the consolidated statements of earnings are set forth below:

	Year Ended			One Month Ended
(in millions)	December 2009	November 2008	November 2007	December 2008
Current taxes				
U.S. federal	$4,039	$ (278)	$2,934	$ 157
State and local	594	91	388	10
Non-U.S.	2,242	1,964	2,554	287
Total current tax expense	6,875	1,777	5,876	454
Deferred taxes				
U.S. federal	(763)	(880)	118	(857)
State and local	(130)	(92)	100	(26)
Non-U.S.	462	(791)	(89)	(49)
Total deferred tax (benefit)/expense	(431)	(1,763)	129	(932)
Net tax expense	$6,444	$ 14	$6,005	$(478)

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the firm's deferred tax assets and liabilities are set forth below:

	As of	
(in millions)	December 2009	November 2008
Deferred tax assets		
Compensation and benefits	$3,338	$3,732
Unrealized losses	1,754	375
ASC 740 asset	1,004	625
Non-U.S. operations	807	657
Foreign tax credits	277	334
Net operating losses	184	212
Occupancy related	159	137
Other, net	427	194
	7,950	6,266
Valuation allowance[1]	(74)	(93)
Total deferred tax assets[2]	$7,876	$6,173
Total deferred tax liabilities[2][3]	$1,611	$1,558

[1] Relates primarily to the ability to utilize losses in various tax jurisdictions.

[2] Before netting within tax jurisdictions.

[3] Relates to depreciation and amortization.

The firm permanently reinvests eligible earnings of certain foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated. As of December 2009 and November 2008, this policy resulted in an unrecognized net deferred tax liability of $2.34 billion and $1.08 billion, respectively, attributable to reinvested earnings of $16.21 billion and $11.60 billion, respectively.

During both 2009 and 2008, the valuation allowance was decreased by $19 million, primarily due to the utilization of losses previously considered more likely than not to expire unused.

The firm had federal net operating loss carryforwards, primarily resulting from acquisitions, of $266 million and $172 million as of December 2009 and November 2008, respectively. The firm recorded a related net deferred income tax asset of $91 million and $56 million as of December 2009 and November 2008, respectively. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2016.

The firm had state and local net operating loss carryforwards, primarily resulting from acquisitions, of $1.78 billion and $2.59 billion as of December 2009 and November 2008, respectively. The firm recorded a related net deferred income tax asset of $47 million and $97 million as of December 2009 and November 2008, respectively. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2012.

The firm had foreign net operating loss carryforwards of $24 million and $5 million as of December 2009 and November 2008, respectively. No net deferred tax asset was recorded for these losses as it is more likely than not that the asset will not be realized. These carryforwards are subject to limitation on utilization and can be carried forward indefinitely.

The firm recorded valuation allowances on net operating losses of $46 million and $60 million as of December 2009 and November 2008, respectively.

The firm had foreign tax credit carryforwards of $277 million and $334 million as of December 2009 and November 2008, respectively. These carryforwards are subject to limitation on utilization and will begin to expire in 2019.

The firm had capital loss carryforwards of $99 million and $50 million as of December 2009 and November 2008, respectively. The firm recorded a related net deferred income tax asset of $35 million and $17 million as of December 2009 and November 2008, respectively. These carryforwards are subject to annual limitations on utilization and will begin to expire in 2010.

The firm adopted amended principles related to accounting for uncertainty in income taxes as of December 1, 2007 and recorded a transition adjustment resulting in a reduction of $201 million to beginning retained earnings.

The following table sets forth the changes in the firm's unrecognized tax benefits (in millions):

	2009	2008
Balance, beginning of year	$1,548 [1]	$1,042
Increases based on tax positions related to the current year	143	172
Increases based on tax positions related to prior years	379	264
Decreases related to tax positions of prior years	(19)	(67)
Decreases related to settlements	(91)	(38)
Exchange rate fluctuations	(35)	–
Balance, end of year	$1,925	$1,373

(1) Includes $175 million recorded in the one month ended December 2008.

As of December 2009 and November 2008, the firm's liability for unrecognized tax benefits reported in "Other liabilities and accrued expenses" in the consolidated statements of financial condition was $1.93 billion and $1.37 billion, respectively. As of December 2009 and November 2008, the firm reported a related deferred tax asset of $1.00 billion and $625 million, respectively, in "Other assets" in the consolidated statements of financial condition. If recognized, the net tax benefit of $921 million and $748 million, would reduce the firm's effective income tax rate as of December 2009 and November 2008, respectively. As of December 2009 and November 2008, the firm's accrued liability for interest expense related to income tax matters and income tax penalties was $194 million and $111 million, respectively. The firm reports interest expense related to income tax matters in "Provision for taxes" in the consolidated statements of earnings and income tax penalties in "Other expenses" in the consolidated statements of earnings. The firm recognized $62 million, $37 million and $3 million of interest and income tax penalties for the years ended December 2009 and November 2008 and one month ended December 2008, respectively. It is reasonably possible that unrecognized tax benefits could change significantly during the twelve months subsequent to December 2009. At this time, it is not possible to estimate the change or its impact on the firm's effective tax rate over the next twelve months.

Notes to Consolidated Financial Statements

The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as the United Kingdom, Japan, Hong Kong, Korea and various states, such as New York. The tax years under examination vary by jurisdiction.

Below is a table of the earliest tax years that remain subject to examination by major jurisdiction:

Jurisdiction	As of December 2009
U.S. Federal	2005 [1]
New York State and City	2004 [2]
United Kingdom	2005
Japan	2005
Hong Kong	2003
Korea	2003

(1) IRS examination of fiscal 2005, 2006 and 2007 began during 2008. IRS examination of fiscal 2003 and 2004 has been completed but the liabilities for those years are not yet final.

(2) New York State and City examination of fiscal 2004, 2005 and 2006 began in 2008.

All years subsequent to the above years remain open to examination by the taxing authorities. The firm believes that the liability for unrecognized tax benefits it has established is adequate in relation to the potential for additional assessments. The resolution of tax matters is not expected to have a material effect on the firm's financial condition but may be material to the firm's operating results for a particular period, depending, in part, upon the operating results for that period.

A reconciliation of the U.S. federal statutory income tax rate to the firm's effective income tax rate is set forth below:

	Year Ended			One Month Ended
	December 2009	November 2008	November 2007	December 2008
U.S. federal statutory income tax rate	**35.0%**	35.0%	35.0%	35.0%
Increase related to state and local taxes, net of U.S. income tax effects	**1.5**	–	1.8	0.8
Tax credits	**(0.3)**	(4.3)	(0.5)	0.8
Foreign operations	**(3.5)**	(29.8)	(1.6)	4.3
Tax-exempt income, including dividends	**(0.4)**	(5.9)	(0.4)	1.0
Other	**0.2**	5.6 [1]	(0.2) [2]	(3.9)
Effective income tax rate	**32.5%**	0.6%	34.1%	38.0%

(1) Primarily includes the effect of the liability increase as a result of adopting amended principles related to accounting for uncertainty in income taxes.

(2) Primarily includes the effect of audit settlements.

Tax benefits/(provision) of approximately $(793) million, $645 million, $908 million and $0 for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively, related to the delivery of common stock underlying RSUs and the exercise of options, were recorded in "Additional paid-in capital" in the consolidated statements of financial condition and changes in shareholders' equity.

NOTE 17

Regulation and Capital Adequacy

The Federal Reserve Board is the primary U.S. regulator of Group Inc., a bank holding company that in August 2009 also became a financial holding company under the U.S. Gramm-Leach-Bliley Act of 1999. As a bank holding company, the firm is subject to consolidated regulatory capital requirements administered by the Federal Reserve Board. The firm's bank depository institution subsidiaries, including GS Bank USA, are subject to similar capital requirements. Under the Federal Reserve Board's capital adequacy requirements and the regulatory framework for prompt corrective action (PCA) that is applicable to GS Bank USA, the firm and its bank depository institution subsidiaries must meet specific capital requirements that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory reporting practices. The firm and its bank depository institution subsidiaries' capital amounts, as well as GS Bank USA's PCA classification, are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Many of the firm's subsidiaries, including GS&Co. and the firm's other broker-dealer subsidiaries, are subject to separate regulation and capital requirements as described below.

The following table sets forth information regarding Group Inc.'s capital ratios as of December 2009 calculated in accordance with the Federal Reserve Board's regulatory capital requirements currently applicable to bank holding companies, which are based on the Capital Accord of the Basel Committee on Banking Supervision (Basel I). These ratios are used by the Federal Reserve Board and other U.S. federal banking agencies in the supervisory review process, including the assessment of the firm's capital adequacy. The calculation of these ratios includes certain market risk measures that are under review by the Federal Reserve Board. The calculation of these ratios has not been reviewed with the Federal Reserve Board and, accordingly, these ratios may be revised in subsequent filings.

($ in millions)	As of December 2009
Tier 1 capital	$ 64,642
Tier 2 capital	13,828
Total capital	78,470
Risk-weighted assets	431,890
Tier 1 capital ratio	15.0%
Total capital ratio	18.2%
Tier 1 leverage ratio	7.6%

Risk-Weighted Assets (RWAs) under the Federal Reserve Board's risk-based capital guidelines are calculated based on the amount of market risk and credit risk. RWAs for market risk include certain measures that are under review by the Federal Reserve Board. Credit risk for on-balance sheet assets is based on the balance sheet value. For off-balance sheet exposures, including OTC derivatives and commitments, a credit equivalent amount is calculated based on the notional of each trade. All such assets and amounts are then assigned a risk weight depending on, among other things, whether the counterparty is a sovereign, bank or qualifying securities firm, or other entity (or if collateral is held, depending on the nature of the collateral).

The firm's Tier 1 leverage ratio is defined as Tier 1 capital under Basel I divided by adjusted average total assets (which includes adjustments for disallowed goodwill and certain intangible assets).

Federal Reserve Board regulations require bank holding companies to maintain a minimum Tier 1 capital ratio of 4% and a minimum total capital ratio of 8%. The required minimum Tier 1 capital ratio and total capital ratio in order to be considered a "well capitalized" bank holding company under the Federal Reserve Board guidelines are 6% and 10%, respectively. Bank holding companies may be expected to maintain ratios well above the minimum levels, depending upon their particular condition, risk profile and growth plans. The minimum Tier 1 leverage ratio is 3% for bank holding companies that have received the highest supervisory rating under Federal Reserve Board guidelines or that have implemented the Federal Reserve Board's risk-based capital measure for market risk. Other bank holding companies must have a minimum Tier 1 leverage ratio of 4%.

The firm is currently working to implement the requirements set out in the Revised Framework for the International Convergence of Capital Measurement and Capital Standards issued by the Basel Committee on Banking Supervision (Basel II) as applicable to it as a bank holding company. U.S. banking regulators have incorporated the Basel II framework into the existing risk-based capital requirements by requiring that internationally active banking organizations, such as Group Inc., transition to Basel II over several years.

Notes to Consolidated Financial Statements

GS Bank USA, a New York State-chartered bank and a member of the Federal Reserve System and the Federal Deposit Insurance Corporation (FDIC), is regulated by the Federal Reserve Board and the New York State Banking Department (NYSBD) and is subject to minimum capital requirements that (subject to certain exceptions) are similar to those applicable to bank holding companies. GS Bank USA computes its capital ratios in accordance with the regulatory capital guidelines currently applicable to state member banks, which are based on Basel I as implemented by the Federal Reserve Board, for purposes of assessing the adequacy of its capital. In order to be considered a "well capitalized" depository institution under the Federal Reserve Board guidelines, GS Bank USA must maintain a Tier 1 capital ratio of at least 6%, a total capital ratio of at least 10% and a Tier 1 leverage ratio of at least 5%. In November 2008, the firm contributed subsidiaries into GS Bank USA. In connection with this contribution, GS Bank USA agreed with the Federal Reserve Board to minimum capital ratios in excess of these "well capitalized" levels. Accordingly, for a period of time, GS Bank USA is expected to maintain a Tier 1 capital ratio of at least 8%, a total capital ratio of at least 11% and a Tier 1 leverage ratio of at least 6%.

The following table sets forth information regarding GS Bank USA's capital ratios under Basel I as implemented by the Federal Reserve Board, as of December 2009.

	As of December 2009
Tier 1 capital ratio	14.9%
Total capital ratio	19.3%
Tier 1 leverage ratio	15.4%

Consistent with the calculation of Group Inc.'s capital ratios, the calculation of GS Bank USA's capital ratios includes certain market risk measures that are under review by the Federal Reserve Board. Accordingly, these ratios may be revised in subsequent filings. GS Bank USA is currently working to implement the Basel II framework. Similar to the firm's requirement as a bank holding company, GS Bank USA is required to transition to Basel II over the next several years.

The deposits of GS Bank USA are insured by the FDIC to the extent provided by law. The Federal Reserve Board requires depository institutions to maintain cash reserves with a Federal Reserve Bank. The amount deposited by the firm's depository institution subsidiaries held at the Federal Reserve Bank was approximately $27.43 billion and $94 million as of December 2009 and November 2008, respectively, which exceeded required reserve amounts by $25.86 billion and $6 million as of December 2009 and November 2008, respectively. GS Bank Europe, a wholly owned credit institution, is regulated by the Irish Financial Services Regulatory Authority and is subject to minimum capital requirements. As of December 2009 and November 2008, GS Bank USA and GS Bank Europe were both in compliance with all regulatory capital requirements.

Transactions between GS Bank USA and its subsidiaries and Group Inc. and its subsidiaries and affiliates (other than, generally, subsidiaries of GS Bank USA) are regulated by the Federal Reserve Board. These regulations generally limit the types and amounts of transactions (including loans to and borrowings from GS Bank USA) that may take place and generally require those transactions to be on an arms-length basis.

The firm's U.S. regulated broker-dealer subsidiaries include GS&Co. and Goldman Sachs Execution & Clearing, L.P. (GSEC). GS&Co. and GSEC are registered U.S. broker-dealers and futures commission merchants subject to Rule 15c3-1 of the SEC and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants, and also effectively require that a significant part of the registrants' assets be kept in relatively liquid form. GS&Co. and GSEC have elected to compute their minimum capital requirements in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of December 2009, GS&Co. had regulatory net capital, as defined by Rule 15c3-1, of $13.65 billion, which exceeded the amount required by $11.81 billion. As of December 2009, GSEC had regulatory net capital, as defined by Rule 15c3-1, of $1.97 billion, which exceeded the amount required by $1.86 billion. In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of December 2009 and November 2008, GS&Co. had tentative net capital and net capital in excess of both the minimum and the notification requirements.

The firm has U.S. insurance subsidiaries that are subject to state insurance regulation and oversight in the states in which they are domiciled and in the other states in which they are licensed. In addition, certain of the firm's insurance subsidiaries outside of the U.S. are part of the Lloyd's market (which is regulated by the U.K.'s Financial Services Authority (FSA)) and certain are regulated by the Bermuda Monetary Authority. The firm's insurance subsidiaries were in compliance with all regulatory capital requirements as of December 2009 and November 2008.

The firm's principal non-U.S. regulated subsidiaries include Goldman Sachs International (GSI) and Goldman Sachs Japan Co., Ltd. (GSJCL). GSI, the firm's regulated U.K. broker-dealer, is subject to the capital requirements of the FSA. GSJCL, the firm's regulated Japanese broker-dealer, is subject to the capital requirements imposed by Japan's Financial Services Agency. As of December 2009 and November 2008, GSI and GSJCL were in compliance with their local capital adequacy requirements. Certain other non-U.S. subsidiaries of the firm are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of December 2009 and November 2008, these subsidiaries were in compliance with their local capital adequacy requirements.

The regulatory requirements referred to above restrict Group Inc.'s ability to withdraw capital from its regulated subsidiaries. As of December 2009 and November 2008, approximately $23.49 billion and $26.92 billion, respectively, of net assets of regulated subsidiaries were restricted as to the payment of dividends to Group Inc. In addition to limitations on the payment of dividends imposed by federal and state laws, the Federal Reserve Board, the FDIC and the NYSBD have authority to prohibit or to limit the payment of dividends by the banking organizations they supervise (including GS Bank USA) if, in the relevant regulator's opinion, payment of a dividend would constitute an unsafe or unsound practice in the light of the financial condition of the banking organization.

NOTE 18

Business Segments

In reporting to management, the firm's operating results are categorized into the following three business segments: Investment Banking, Trading and Principal Investments, and Asset Management and Securities Services.

Basis of Presentation

In reporting segments, certain of the firm's business lines have been aggregated where they have similar economic characteristics and are similar in each of the following areas: (i) the nature of the services they provide, (ii) their methods of distribution, (iii) the types of clients they serve and (iv) the regulatory environments in which they operate.

The cost drivers of the firm taken as a whole—compensation, headcount and levels of business activity—are broadly similar in each of the firm's business segments. Compensation and benefits expenses within the firm's segments reflect, among other factors, the overall performance of the firm as well as the performance of individual business units. Consequently, pre-tax margins in one segment of the firm's business may be significantly affected by the performance of the firm's other business segments.

The firm allocates revenues and expenses among the three business segments. Due to the integrated nature of these segments, estimates and judgments have been made in allocating certain revenue and expense items. Transactions between segments are based on specific criteria or approximate third-party rates. Total operating expenses include corporate items that have not been allocated to individual business segments. The allocation process is based on the manner in which management views the business of the firm.

The segment information presented in the table below is prepared according to the following methodologies:

- Revenues and expenses directly associated with each segment are included in determining pre-tax earnings.
- Net revenues in the firm's segments include allocations of interest income and interest expense to specific securities, commodities and other positions in relation to the cash generated by, or funding requirements of, such underlying positions. Net interest is included within segment net revenues as it is consistent with the way in which management assesses segment performance.
- Overhead expenses not directly allocable to specific segments are allocated ratably based on direct segment expenses.

Segment Operating Results

Management believes that the following information provides a reasonable representation of each segment's contribution to consolidated pre-tax earnings and total assets:

		As of or for the			
		Year Ended			One Month Ended
(in millions)		December 2009	November 2008	November 2007	December 2008
Investment Banking	Net revenues	$ 4,797	$ 5,185	$ 7,555	$ 135
	Operating expenses	3,527	3,143	4,985	169
	Pre-tax earnings/(loss)	$ 1,270	$ 2,042	$ 2,570	$ (34)
	Segment assets	$ 1,482	$ 1,948	$ 5,526	$ 1,491
Trading and Principal Investments	Net revenues	$ 34,373	$ 9,063	$ 31,226	$ (507)
	Operating expenses	17,053	11,808	17,998	875
	Pre-tax earnings/(loss)	$ 17,320	$ (2,745)	$ 13,228	$ (1,382)
	Segment assets	$662,754	$645,267	$ 744,647	$ 871,323
Asset Management and Securities Services	Net revenues	$ 6,003	$ 7,974	$ 7,206	$ 555
	Operating expenses	4,660	4,939	5,363	329
	Pre-tax earnings	$ 1,343	$ 3,035	$ 1,843	$ 226
	Segment assets	$184,706	$237,332	$ 369,623	$ 239,411
Total	Net revenues [1][2]	$ 45,173	$ 22,222	$ 45,987	$ 183
	Operating expenses [3]	25,344	19,886	28,383	1,441
	Pre-tax earnings/(loss) [4]	$ 19,829	$ 2,336	$ 17,604	$ (1,258)
	Total assets	$848,942	$884,547	$1,119,796	$1,112,225

(1) Net revenues include net interest income as set forth in the table below:

	Year Ended			One Month Ended
(in millions)	December 2009	November 2008	November 2007	December 2008
Investment Banking	$ –	$ 6	$ –	$ –
Trading and Principal Investments	5,494	968	1,512	457
Asset Management and Securities Services	1,913	3,302	2,475	228
Total net interest	$7,407	$4,276	$3,987	$685

(2) Net revenues include non-interest revenues as set forth in the table below:

	Year Ended			One Month Ended
(in millions)	December 2009	November 2008	November 2007	December 2008
Investment banking fees	$ 4,797	$ 5,179	$ 7,555	$ 135
Equities commissions	3,840	4,998	4,579	251
Asset management and other fees	4,090	4,672	4,731	327
Trading and principal investments revenues	25,039	3,097	25,135	(1,215)
Total non-interest revenues	$37,766	$17,946	$42,000	$ (502)

Trading and principal investments revenues include $36 million, $(61) million, $6 million and $(2) million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively, of realized gains/(losses) on securities held within the firm's insurance subsidiaries which are accounted for as available-for-sale.

(3) Operating expenses include net provisions for a number of litigation and regulatory proceedings of $104 million, $(4) million, $37 million and $68 million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively, that have not been allocated to the firm's segments.

Notes to Consolidated Financial Statements

(4) Pre-tax earnings include total depreciation and amortization as set forth in the table below:

(in millions)	Year Ended December 2009	Year Ended November 2008	Year Ended November 2007	One Month Ended December 2008
Investment Banking	$ 159	$ 187	$ 137	$ 14
Trading and Principal Investments	1,510	1,161	845	101
Asset Management and Securities Services	274	277	185	28
Total depreciation and amortization	$1,943	$1,625	$1,167	$143

Geographic Information

Due to the highly integrated nature of international financial markets, the firm manages its businesses based on the profitability of the enterprise as a whole. Since a significant portion of the firm's activities require cross-border coordination in order to facilitate the needs of the firm's clients, the methodology for allocating the firm's profitability to geographic regions is dependent on estimates and management judgment.

Geographic results are generally allocated as follows:

- Investment Banking: location of the client and investment banking team.
- Fixed Income, Currency and Commodities, and Equities: location of the trading desk.
- Principal Investments: location of the investment.
- Asset Management: location of the sales team.
- Securities Services: location of the primary market for the underlying security.

The following table sets forth the total net revenues, pre-tax earnings and net earnings of the firm by geographic region allocated based on the methodology referred to above, as well as the percentage of total net revenues, pre-tax earnings and net earnings for each geographic region:

($ in millions)	Year Ended December 2009		Year Ended November 2008		Year Ended November 2007		One Month Ended December 2008	
Net revenues								
Americas [1]	$25,313	56%	$15,485	70%	$23,412	51%	$ 197	N.M.
EMEA [2]	11,595	26	5,910	26	13,538	29	(440)	N.M.
Asia	8,265	18	827	4	9,037	20	426	N.M.
Total net revenues	$45,173	100%	$22,222	100%	$45,987	100%	$ 183	100%
Pre-tax earnings/(loss)								
Americas [1]	$10,690	54%	$ 4,879	N.M.	$ 7,673	43%	$ (555)	N.M.
EMEA [2]	5,411	27	169	N.M.	5,458	31	(806)	N.M.
Asia	3,832	19	(2,716)	N.M.	4,510	26	171	N.M.
Corporate [3]	(104)	N.M.	4	N.M.	(37)	N.M.	(68)	N.M.
Total pre-tax earnings/(loss)	$19,829	100%	$ 2,336	100%	$17,604	100%	$(1,258)	100%
Net earnings/(loss)								
Americas [1]	$ 6,639	49%	$ 3,371	N.M.	$ 4,981	43%	$ (366)	N.M.
EMEA [2]	4,129	31	694	N.M.	3,735	32	(498)	N.M.
Asia	2,686	20	(1,746)	N.M.	2,907	25	130	N.M.
Corporate [3]	(69)	N.M.	3	N.M.	(24)	N.M.	(46)	N.M.
Total net earnings/(loss)	$13,385	100%	$ 2,322	100%	$11,599	100%	$ (780)	100%

(1) Substantially all relates to the U.S.

(2) EMEA (Europe, Middle East and Africa).

(3) Consists of net provisions for a number of litigation and regulatory proceedings.

NOTE 19

Interest Income and Interest Expense

The following table sets forth the details of the firm's interest income and interest expense:

	Year Ended			One Month Ended
(in millions)	December 2009	November 2008	November 2007	December 2008
Interest income[1]				
Deposits with banks	$ 65	$ 188	$ 119	$ 2
Securities borrowed, securities purchased under agreements to resell and federal funds sold	951	11,746	18,013	301
Trading assets, at fair value	11,106	13,150	13,120	1,172
Other interest[2]	1,785	10,549	14,716	212
Total interest income	$13,907	$35,633	$45,968	$1,687
Interest expense				
Deposits	$ 415	$ 756	$ 677	$ 51
Securities loaned and securities sold under agreements to repurchase, at fair value	1,317	7,414	12,612	229
Trading liabilities, at fair value	1,854	2,789	3,866	174
Short-term borrowings[3]	623	1,864	3,398	107
Long-term borrowings[4]	2,585	6,975	6,830	297
Other interest[5]	(294)	11,559	14,598	144
Total interest expense	$ 6,500	$31,357	$41,981	$1,002
Net interest income	$ 7,407	$ 4,276	$ 3,987	$ 685

[1] Interest income is recorded on an accrual basis based on contractual interest rates.

[2] Primarily includes interest income on customer debit balances and other interest-earning assets.

[3] Includes interest on unsecured short-term borrowings and short-term other secured financings.

[4] Includes interest on unsecured long-term borrowings and long-term other secured financings.

[5] Primarily includes interest expense on customer credit balances and other interest-bearing liabilities.

Notes to Consolidated Financial Statements

NOTE 20

Parent Company

Group Inc.— Condensed Statements of Earnings

(in millions)	Year Ended December 2009	Year Ended November 2008	Year Ended November 2007	One Month Ended December 2008
Revenues				
Dividends from bank subsidiary	$ –	$ 2,922	$ 18	$ 5
Dividends from nonbank subsidiaries	8,793	3,716	4,273	130
Undistributed earnings/(loss) of subsidiaries	5,884	(3,971)	6,708	(1,115)
Other revenues	(1,018)	(2,886)	2,062	(1,004)
Interest income	4,565	7,167	9,049	462
Total revenues	18,224	6,948	22,110	(1,522)
Interest expense	3,112	8,229	8,914	448
Revenues, net of interest expense	15,112	(1,281)	13,196	(1,970)
Operating expenses				
Compensation and benefits	637	122	780	(94)
Other expenses	1,034	471	281	32
Total operating expenses	1,671	593	1,061	(62)
Pre-tax earnings/(loss)	13,441	(1,874)	12,135	(1,908)
Provision/(benefit) for taxes	56	(4,196)	536	(1,128)
Net earnings/(loss)	13,385	2,322	11,599	(780)
Preferred stock dividends	1,193	281	192	248
Net earnings/(loss) applicable to common shareholders	$12,192	$ 2,041	$11,407	$(1,028)

Group Inc.— Condensed Statements of Financial Condition

(in millions)	As of December 2009	As of November 2008
Assets		
Cash and cash equivalents	$ 1,140	$ 1,035
Loans to and receivables from subsidiaries		
Bank subsidiary	5,564	19,247
Nonbank subsidiaries	177,952	157,086
Investments in subsidiaries and associates		
Bank subsidiary	17,318	13,322
Nonbank subsidiaries and associates	48,421	38,375
Trading assets, at fair value	23,977	40,171
Other assets	11,254	10,414
Total assets	$285,626	$279,650
Liabilities and shareholders' equity		
Unsecured short-term borrowings [1]		
With third parties	$ 24,604	$ 37,941
With subsidiaries	4,208	7,462
Payables to subsidiaries	509	754
Trading liabilities, at fair value	1,907	3,530
Other liabilities	6,682	5,247
Unsecured long-term borrowings [2]		
With third parties	175,300	158,472
With subsidiaries [3]	1,702	1,875
Total liabilities	214,912	215,281
Commitments, contingencies and guarantees		
Shareholders' equity		
Preferred stock	6,957	16,471
Common stock	8	7
Restricted stock units and employee stock options	6,245	9,284
Additional paid-in capital	39,770	31,071
Retained earnings	50,252	39,913
Accumulated other comprehensive loss	(362)	(202)
Common stock held in treasury, at cost	(32,156)	(32,175)
Total shareholders' equity	70,714	64,369
Total liabilities and shareholders' equity	$285,626	$279,650

Group Inc.— Condensed Statements of Cash Flows

(in millions)	Year Ended December 2009	Year Ended November 2008	Year Ended November 2007	One Month Ended December 2008
Cash flows from operating activities				
Net earnings/(loss)	$ 13,385	$ 2,322	$ 11,599	$ (780)
Non-cash items included in net earnings				
Undistributed (earnings)/loss of subsidiaries	(5,884)	3,971	(6,708)	1,115
Depreciation and amortization [4]	39	36	35	3
Deferred income taxes	(3,347)	(2,178)	877	(847)
Share-based compensation	100	40	459	–
Changes in operating assets and liabilities				
Trading assets, at fair value	24,382	(4,661)	(17,795)	(8,188)
Trading liabilities, at fair value	(1,032)	1,559	86	(557)
Other, net [4]	10,081	(12,162)	12,111	4,091
Net cash provided by/(used for) operating activities	37,724	(11,073)	664	(5,163)
Cash flows from investing activities				
Purchase of property, leasehold improvements and equipment	(5)	(49)	(29)	–
Proceeds from sales of property, leasehold improvements and equipment	–	–	11	–
Issuance of short-term loans to subsidiaries, net of repayments	(6,335)	3,701	(22,668)	1,923
Issuance of term loans to subsidiaries	(13,823)	(14,242)	(48,299)	(1,687)
Repayments of term loans by subsidiaries	9,601	24,925	41,143	714
Capital contributions to subsidiaries, net	(2,781)	(22,245)	(4,517)	(6,179)
Net cash used for investing activities	(13,343)	(7,910)	(34,359)	(5,229)
Cash flows from financing activities				
Unsecured short-term borrowings, net	(13,266)	(10,564)	3,255	4,616
Secured short-term financings, net	–	–	(380)	–
Proceeds from issuance of long-term borrowings	22,814	35,645	53,041	9,171
Repayment of long-term borrowings, including the current portion	(27,374)	(23,959)	(13,984)	(3,358)
Common stock repurchased	(2)	(2,034)	(8,956)	(1)
Preferred stock repurchased	(9,574)	–	–	–
Repurchase of common stock warrants	(1,100)	–	–	–
Dividends and dividend equivalents paid on common stock, preferred stock and restricted stock units	(2,205)	(850)	(831)	–
Proceeds from issuance of common stock, including stock option exercises	6,260	6,105	791	2
Proceeds from issuance of preferred stock, net of issuance costs	–	13,366	–	–
Proceeds from issuance of common stock warrants	–	1,633	–	–
Excess tax benefit related to share-based compensation	135	614	817	–
Cash settlement of share-based compensation	(2)	–	(1)	–
Net cash provided by/(used for) financing activities	(24,314)	19,956	33,752	10,430
Net increase in cash and cash equivalents	67	973	57	38
Cash and cash equivalents, beginning of year	1,073	62	5	1,035
Cash and cash equivalents, end of year	$ 1,140	$ 1,035	$ 62	$ 1,073

Supplemental Disclosures:

Cash payments for third-party interest, net of capitalized interest, were $2.77 billion, $7.18 billion, $7.78 billion and $248 million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively.

Cash payments for income taxes, net of refunds, were $2.77 billion, $991 million, $3.27 billion and $1 million for the years ended December 2009, November 2008 and November 2007 and one month ended December 2008, respectively.

(1) Includes $6.57 billion and $11.67 billion at fair value as of December 2009 and November 2008, respectively.

(2) Includes $13.67 billion and $10.90 billion at fair value as of December 2009 and November 2008, respectively.

(3) Unsecured long-term borrowings with subsidiaries by maturity date are $1.05 billion in 2011, $98 million in 2012, $179 million in 2013, $64 million in 2014 and $309 million in 2015–thereafter.

(4) Prior periods have been reclassified to conform to the current presentation.

Supplemental Financial Information

Quarterly Results (unaudited)

The following represents the firm's unaudited quarterly results for the fiscal years ended December 2009 and November 2008. These quarterly results were prepared in accordance with generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature.

	Three Months Ended[1]			
(in millions, except per share data)	March 2009	June 2009	September 2009	December 2009
Total non-interest revenues	$7,518	$11,719	$10,682	$7,847
Interest income	4,362	3,470	3,000	3,075
Interest expense	2,455	1,428	1,310	1,307
Net interest income	1,907	2,042	1,690	1,768
Net revenues, including net interest income	9,425	13,761	12,372	9,615
Operating expenses[2]	6,796	8,732	7,578	2,238
Pre-tax earnings	2,629	5,029	4,794	7,377
Provision for taxes	815	1,594	1,606	2,429
Net earnings	1,814	3,435	3,188	4,948
Preferred stock dividends	155	717	160	161
Net earnings applicable to common shareholders	$1,659	$ 2,718	$ 3,028	$4,787
Earnings per common share				
Basic	$ 3.48	$ 5.27	$ 5.74	$ 9.01
Diluted	3.39	4.93	5.25	8.20
Dividends declared per common share	–	0.35	0.35	0.35

	Three Months Ended[1]			
(in millions, except per share data)	February 2008	May 2008	August 2008	November 2008
Total non-interest revenues	$ 7,384	$8,145	$4,908	$(2,491)
Interest income	11,245	9,498	8,717	6,173
Interest expense	10,294	8,221	7,582	5,260
Net interest income	951	1,277	1,135	913
Net revenues, including net interest income	8,335	9,422	6,043	(1,578)
Operating expenses[2]	6,192	6,590	5,083	2,021
Pre-tax earnings/(loss)	2,143	2,832	960	(3,599)
Provision/(benefit) for taxes	632	745	115	(1,478)
Net earnings/(loss)	1,511	2,087	845	(2,121)
Preferred stock dividends	44	36	35	166
Net earnings/(loss) applicable to common shareholders	$ 1,467	$2,051	$ 810	$(2,287)
Earnings/(loss) per common share				
Basic	$ 3.39	$ 4.80	$ 1.89	$ (4.97)
Diluted	3.23	4.58	1.81	(4.97)
Dividends declared per common share	0.35	0.35	0.35	0.35

[1] Financial information for the three months ended March 2008, June 2008, September 2008 and December 2008 has not been included for the following reasons: (i) the three months ended February 2008, May 2008, August 2008 and November 2008 (collectively, the 2008 quarters) provide a meaningful comparison for the three months ended March 2009, June 2009, September 2009 and December 2009 (collectively, the 2009 quarters), respectively; (ii) there are no seasonal or other factors that would impact the comparability of the results for the 2009 quarters with the results for the 2008 quarters; and (iii) it was not practicable or cost justified to prepare this information.

[2] The timing and magnitude of changes in the firm's discretionary compensation accruals can have a significant effect on results in a given quarter.

Common Stock Price Range

The following table sets forth, for the quarters indicated, the high and low sales prices per share of the firm's common stock:

	Year Ended					
	December 2009		November 2008		November 2007	
	High	**Low**	High	Low	High	Low
First quarter	**$115.65**	**$ 59.13**	$229.35	$169.00	$222.75	$191.50
Second quarter	**151.17**	**100.46**	203.39	140.27	232.41	189.85
Third quarter	**188.00**	**135.23**	190.04	152.25	233.97	157.38
Fourth quarter	**193.60**	**160.20**	172.45	47.41	250.70	175.00

As of February 12, 2010, there were 11,720 holders of record of the firm's common stock.

On February 12, 2010, the last reported sales price for the firm's common stock on the New York Stock Exchange was $153.93 per share.

Common Stock Price Performance

The following graph compares the performance of an investment in the firm's common stock from November 26, 2004 through December 31, 2009, with the S&P 500 Index and the S&P 500 Financials Index. The graph assumes $100 was invested on November 26, 2004 in each of the firm's common stock, the S&P 500 Index and the S&P 500 Financials Index, and the dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the graph represents past performance and should not be considered an indication of future performance.


$300
$250
$200
$150
$100
$ 50
$ 0
Nov–04
Nov–05
Nov–06
Nov–07
Nov–08
Dec–09
The Goldman Sachs Group, Inc.
S&P 500 Index
S&P 500 Financials Index

The table below shows the cumulative total returns in dollars of the firm's common stock, the S&P 500 Index and the S&P 500 Financials Index for Goldman Sachs' last five fiscal year ends[1], assuming $100 was invested on November 26, 2004 in each of the firm's common stock, the S&P 500 Index and the S&P 500 Financials Index, and the dividends were reinvested on the date of payment without payment of any commissions. The performance shown in the table represents past performance and should not be considered an indication of future performance.

	11/26/04	11/25/05	11/24/06	11/30/07	11/28/08	12/31/09
The Goldman Sachs Group, Inc.	$100.00	$129.09	$195.63	$221.45	$78.06	**$168.62**
S&P 500 Index	100.00	107.24	118.46	125.24	75.78	**94.29**
S&P 500 Financials Index	100.00	109.49	121.69	104.70	42.78	**48.78**

(1) As a result of the firm's change in fiscal year-end during 2009, this table includes 61 months, beginning November 26, 2004 and ending December 31, 2009.

Supplemental Financial Information

Selected Financial Data

	As of or for the					
	Year Ended					One Month Ended
	December 2009	November 2008	November 2007	November 2006	November 2005	December 2008
Income statement data (in millions)						
Total non-interest revenues	$ 37,766	$ 17,946	$ 42,000	$ 34,167	$ 22,141	$ (502)
Interest income	13,907	35,633	45,968	35,186	21,250	1,687
Interest expense	6,500	31,357	41,981	31,688	18,153	1,002
Net interest income	7,407	4,276	3,987	3,498	3,097	685
Net revenues, including net interest income	45,173	22,222	45,987	37,665	25,238	183
Compensation and benefits	16,193	10,934	20,190	16,457	11,758	744
Other operating expenses	9,151	8,952	8,193	6,648	5,207	697
Pre-tax earnings/(loss)	$ 19,829	$ 2,336	$ 17,604	$ 14,560	$ 8,273	$ (1,258)
Balance sheet data (in millions)						
Total assets	$848,942	$884,547	$1,119,796	$838,201	$706,804	$1,112,225
Other secured financings (long-term)	11,203	17,458	33,300	26,134	15,669	18,413
Unsecured long-term borrowings	185,085	168,220	164,174	122,842	84,338	185,564
Total liabilities	778,228	820,178	1,076,996	802,415	678,802	1,049,171
Total shareholders' equity	70,714	64,369	42,800	35,786	28,002	63,054
Common share data (in millions, except per share amounts)						
Earnings/(loss) per common share						
Basic	$ 23.74	$ 4.67	$ 26.34	$ 20.93	$ 11.73	$ (2.15)
Diluted	22.13	4.47	24.73	19.69	11.21	(2.15)
Dividends declared per common share	1.05	1.40	1.40	1.30	1.00	0.47[5]
Book value per common share[1]	117.48	98.68	90.43	72.62	57.02	95.84
Average common shares outstanding						
Basic	512.3	437.0	433.0	449.0	478.1	485.5
Diluted	550.9	456.2	461.2	477.4	500.2	485.5
Selected data (unaudited)						
Total staff						
Americas	18,900	19,700	20,100	18,100	16,900	19,200
Non-Americas	13,600	14,800	15,400	12,800	10,600	14,100
Total staff[2]	32,500	34,500	35,500	30,900	27,500	33,300
Total staff, including consolidated entities held for investment purposes	36,200	39,200	40,000	34,700	34,900	38,000
Assets under management (in billions)[3]						
Asset class						
Alternative investments[4]	$ 146	$ 146	$ 151	$ 145	$ 110	$ 145
Equity	146	112	255	215	167	114
Fixed income	315	248	256	198	154	253
Total non-money market assets	607	506	662	558	431	512
Money markets	264	273	206	118	101	286
Total assets under management	$ 871	$ 779	$ 868	$ 676	$ 532	$ 798

(1) Book value per common share is based on common shares outstanding, including RSUs granted to employees with no future service requirements, of 542.7 million, 485.4 million, 439.0 million, 450.1 million, 460.4 million and 485.9 million as of December 2009, November 2008, November 2007, November 2006, November 2005 and December 2008, respectively.

(2) Includes employees, consultants and temporary staff.

(3) Substantially all assets under management are valued as of calendar month-end.

(4) Primarily includes hedge funds, private equity, real estate, currencies, commodities and asset allocation strategies.

(5) Rounded to the nearest penny. Exact dividend amount was $0.4666666 per common share and was reflective of a four-month period (December 2008 through March 2009), due to the change in the firm's fiscal year-end.

Statistical Disclosures

Distribution of Assets, Liabilities and Shareholders' Equity

The following table sets forth a summary of consolidated average balances and interest rates for the years ended December 2009, November 2008 and November 2007:

	For the Year Ended								
	December 2009			November 2008			November 2007		
(in millions, except rates)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets									
Deposits with banks	$ 22,108	$ 65	0.29%	$ 5,887	$ 188	3.19%	$ 3,516	$ 119	3.38%
U.S.	18,134	45	0.25	1,541	41	2.66	741	23	3.10
Non-U.S.	3,974	20	0.50	4,346	147	3.38	2,775	96	3.46
Securities borrowed, securities purchased under agreements to resell, at fair value, and federal funds sold	355,636	951	0.27	421,157	11,746	2.79	348,691	18,013	5.17
U.S.	255,785	14	0.01	331,043	8,791	2.66	279,456	15,449	5.53
Non-U.S.	99,851	937	0.94	90,114	2,955	3.28	69,235	2,564	3.70
Trading assets [1] [2]	277,706	11,106	4.00	328,208	13,150	4.01	336,412	13,120	3.90
U.S.	198,849	8,429	4.24	186,498	7,700	4.13	190,589	8,167	4.29
Non-U.S.	78,857	2,677	3.39	141,710	5,450	3.85	145,823	4,953	3.40
Other interest-earning assets [3]	127,067	1,785	1.40	221,040	10,549	4.77	203,048	14,716	7.25
U.S.	83,000	1,052	1.27	131,778	4,438	3.37	97,830	6,480	6.62
Non-U.S.	44,067	733	1.66	89,262	6,111	6.85	105,218	8,236	7.83
Total interest-earning assets	782,517	13,907	1.78	976,292	35,633	3.65	891,667	45,968	5.16
Cash and due from banks	5,066			7,975			3,926		
Other noninterest-earning assets [2]	124,554			154,727			102,312		
Total Assets	$912,137			$1,138,994			$997,905		
Liabilities									
Interest-bearing deposits	$ 41,076	415	1.01	$ 26,455	756	2.86	$ 13,227	677	5.12
U.S.	35,043	371	1.06	21,598	617	2.86	13,128	674	5.13
Non-U.S.	6,033	44	0.73	4,857	139	2.86	99	3	3.03
Securities loaned and securities sold under agreements to repurchase, at fair value	156,794	1,317	0.84	194,935	7,414	3.80	214,511	12,612	5.88
U.S.	111,718	392	0.35	107,361	3,663	3.41	95,391	7,697	8.07
Non-U.S.	45,076	925	2.05	87,574	3,751	4.28	119,120	4,915	4.13
Trading liabilities [1] [2]	72,866	1,854	2.54	95,377	2,789	2.92	109,736	3,866	3.52
U.S.	39,647	586	1.48	49,152	1,202	2.45	61,510	2,334	3.79
Non-U.S.	33,219	1,268	3.82	46,225	1,587	3.43	48,226	1,532	3.18
Commercial paper	1,002	5	0.50	4,097	145	3.54	5,605	269	4.80
U.S.	284	3	1.06	3,147	121	3.84	4,871	242	4.97
Non-U.S.	718	2	0.28	950	24	2.53	734	27	3.68
Other borrowings [4] [5]	58,129	618	1.06	99,351	1,719	1.73	89,924	3,129	3.48
U.S.	36,164	525	1.45	52,126	1,046	2.01	44,789	1,779	3.97
Non-U.S.	21,965	93	0.42	47,225	673	1.43	45,135	1,350	2.99
Long-term borrowings [5] [6]	203,280	2,585	1.27	203,360	6,975	3.43	167,997	6,830	4.07
U.S.	192,054	2,313	1.20	181,775	6,271	3.45	158,694	6,416	4.04
Non-U.S.	11,226	272	2.42	21,585	704	3.26	9,303	414	4.45
Other interest-bearing liabilities [7]	207,148	(294)	(0.14)	345,956	11,559	3.34	248,640	14,598	5.87
U.S.	147,206	(723)	(0.49)	214,780	6,275	2.92	142,002	10,567	7.44
Non-U.S.	59,942	429	0.72	131,176	5,284	4.03	106,638	4,031	3.78
Total interest-bearing liabilities	740,295	6,500	0.88	969,531	31,357	3.23	849,640	41,981	4.94
Noninterest-bearing deposits	115			4			–		
Other noninterest-bearing liabilities [2]	106,200			122,292			110,306		
Total liabilities	846,610			1,091,827			959,946		

Table continued on following page.

Supplemental Financial Information

Distribution of Assets, Liabilities and Shareholders' Equity (continued)

	For the Year Ended								
	December 2009			November 2008			November 2007		
(in millions, except rates)	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Shareholders' equity									
Preferred stock	11,363			5,157			3,100		
Common stock	54,164			42,010			34,859		
Total shareholders' equity	65,527			47,167			37,959		
Total liabilities, preferred stock and shareholders' equity	$912,137			$1,138,994			$997,905		
Interest rate spread			0.90%			0.42%			0.22%
Net interest income and net yield on interest-earning assets		$7,407	0.95		$4,276	0.44		$3,987	0.45
U.S.		6,073	1.09		1,775	0.27		410	0.07
Non-U.S.		1,334	0.59		2,501	0.77		3,577	1.11
Percentage of interest-earning assets and interest-bearing liabilities attributable to non-U.S. operations [8]									
Assets			28.98%			33.33%			36.23%
Liabilities			24.07			35.03			38.75

(1) Consists of cash trading instruments, including equity securities and convertible debentures.

(2) Derivative instruments are included in other noninterest-earning assets and other noninterest-bearing liabilities.

(3) Primarily consists of cash and securities segregated for regulatory and other purposes and receivables from customers and counterparties.

(4) Consists of short-term other secured financings and unsecured short-term borrowings, excluding commercial paper.

(5) Interest rates include the effects of interest rate swaps accounted for as hedges.

(6) Consists of long-term other secured financings and unsecured long-term borrowings.

(7) Primarily consists of payables to customers and counterparties.

(8) Assets, liabilities and interest are attributed to U.S. and non-U.S. based on the location of the legal entity in which the assets and liabilities are held.

Changes in Net Interest Income, Volume and Rate Analysis

The following table sets forth an analysis of the effect on net interest income of volume and rate changes for the periods 2009 versus 2008 and 2008 versus 2007. In this analysis, changes due to volume/rate variance have been allocated to volume.

	For the Year Ended					
	December 2009 versus November 2008			November 2008 versus November 2007		
	Increase (decrease) due to change in:			Increase (decrease) due to change in:		
(in millions)	Volume	Rate	Net change	Volume	Rate	Net change
Interest-earning assets						
Deposits with banks	$ 39	$ (162)	$ (123)	$ 74	$ (5)	$ 69
U.S.	41	(37)	4	21	(3)	18
Non-U.S.	(2)	(125)	(127)	53	(2)	51
Securities borrowed, securities purchased under agreements to resell, at fair value and federal funds sold	87	(10,882)	(10,795)	2,055	(8,322)	(6,267)
U.S.	(4)	(8,773)	(8,777)	1,370	(8,028)	(6,658)
Non-U.S.	91	(2,109)	(2,018)	685	(294)	391
Trading assets	(1,610)	(434)	(2,044)	(327)	357	30
U.S.	524	205	729	(169)	(298)	(467)
Non-U.S.	(2,134)	(639)	(2,773)	(158)	655	497
Other interest-earning assets	(1,370)	(7,394)	(8,764)	51	(4,218)	(4,167)
U.S.	(618)	(2,768)	(3,386)	1,143	(3,185)	(2,042)
Non-U.S.	(752)	(4,626)	(5,378)	(1,092)	(1,033)	(2,125)
Change in interest income	(2,854)	(18,872)	(21,726)	1,853	(12,188)	(10,335)
Interest-bearing liabilities						
Interest-bearing deposits	151	(492)	(341)	378	(299)	79
U.S.	142	(388)	(246)	242	(299)	(57)
Non-U.S.	9	(104)	(95)	136	–	136
Securities loaned and securities sold under agreements to repurchase, at fair value	(857)	(5,240)	(6,097)	(943)	(4,255)	(5,198)
U.S.	15	(3,286)	(3,271)	408	(4,442)	(4,034)
Non-U.S.	(872)	(1,954)	(2,826)	(1,351)	187	(1,164)
Trading liabilities	(636)	(299)	(935)	(371)	(706)	(1,077)
U.S.	(140)	(476)	(616)	(302)	(830)	(1,132)
Non-U.S.	(496)	177	(319)	(69)	124	55
Commercial paper	(31)	(109)	(140)	(61)	(63)	(124)
U.S.	(30)	(88)	(118)	(66)	(55)	(121)
Non-U.S.	(1)	(21)	(22)	5	(8)	(3)
Other borrowings	(339)	(762)	(1,101)	177	(1,587)	(1,410)
U.S.	(232)	(289)	(521)	147	(880)	(733)
Non-U.S.	(107)	(473)	(580)	30	(707)	(677)
Long-term debt	(128)	(4,262)	(4,390)	1,197	(1,052)	145
U.S.	123	(4,081)	(3,958)	796	(941)	(145)
Non-U.S.	(251)	(181)	(432)	401	(111)	290
Other interest-bearing liabilities	(178)	(11,675)	(11,853)	3,115	(6,154)	(3,039)
U.S.	332	(7,330)	(6,998)	2,127	(6,419)	(4,292)
Non-U.S.	(510)	(4,345)	(4,855)	988	265	1,253
Change in interest expense	(2,018)	(22,839)	(24,857)	3,492	(14,116)	(10,624)
Change in net interest income	$ (836)	$ 3,967	$ 3,131	$(1,639)	$ 1,928	$ 289

Available-for-sale Securities Portfolio

The following table sets forth the amortized cost, gross unrealized gains and losses, and fair value of available-for-sale securities at December 2009 and November 2008:

(in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities, December 2009				
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 309	$ –	$ –	$ 309
U.S. government, federal agency and sovereign obligations	1,014	9	(40)	983
Mortgage and other asset-backed loans and securities	583	70	(15)	638
Corporate debt securities and other debt obligations	1,772	168	(6)	1,934
Total available-for-sale securities	$3,678	$247	$ (61)	$3,864
Available-for-sale securities, November 2008				
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 259	$ –	$ –	$ 259
U.S. government, federal agency and sovereign obligations	574	23	(3)	594
Mortgage and other asset-backed loans and securities	213	–	(49)	164
Corporate debt securities and other debt obligations	750	5	(90)	665
Total available-for-sale securities	$1,796	$ 28	$(142)	$1,682

Supplemental Financial Information

	As of December 2009									
	Due in One Year or Less		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total	
($ in millions)	Amount	Yield[1]	Amount	Yield[1]	Amount	Yield[1]	Amount	Yield[1]	Amount	Yield[1]
Fair value of available-for-sale securities										
Commercial paper, certificates of deposit, time deposits and other money market instruments	$309	–%	$ –	–%	$ –	–%	$ –	–%	$ 309	–%
U.S. government, federal agency and sovereign obligations	15	3	175	3	148	4	645	4	983	4
Mortgage and other asset-backed loans and securities	–	–	–	–	22	5	616	15	638	15
Corporate debt securities and other debt obligations	71	6	303	5	663	6	897	7	1,934	6
Total available-for-sale securities	$395		$478		$833		$2,158		$3,864	
Amortized cost of available-for-sale securities	$394		$458		$772		$2,054		$3,678	

	As of November 2008									
	Due in One Year or Less		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total	
($ in millions)	Amount	Yield[1]	Amount	Yield[1]	Amount	Yield[1]	Amount	Yield[1]	Amount	Yield[1]
Fair value of available-for-sale securities										
Commercial paper, certificates of deposit, time deposits and other money market instruments	$259	1%	$ –	–%	$ –	–%	$ –	–%	$ 259	1%
U.S. government, federal agency and sovereign obligations	–	–	144	2	133	4	317	5	594	4
Mortgage and other asset-backed loans and securities	–	–	–	–	–	–	164	21	164	21
Corporate debt securities and other debt obligations	48	16	227	7	94	8	296	9	665	9
Total available-for-sale securities	$307		$371		$227		$777		$1,682	
Amortized cost of available-for-sale securities	$310		$377		$229		$880		$1,796	

(1) Yields are calculated on a weighted average basis.

Deposits

The following table sets forth a summary of the average balances and average interest rates for the firm's interest-bearing deposits for the years ended December 2009, November 2008 and November 2007:

	Average Balances			Average Interest Rates		
($ in millions)	December 2009	November 2008	November 2007	December 2009	November 2008	November 2007
U.S.:						
Savings[1]	$23,024	$20,214	$13,096	0.62%	2.82%	5.12%
Time	12,019	1,384	32	1.89	3.40	9.96
Total U.S. deposits	35,043	21,598	13,128	1.06	2.86	5.13
Non-U.S.:						
Demand	5,402	4,842	99	0.61	2.83	3.03
Time	631	15	–	1.65	13.00	–
Total Non-U.S. deposits	6,033	4,857	99	0.73	2.86	3.03
Total deposits	$41,076	$26,455	$13,227	1.01%	2.86%	5.12%

(1) Amounts are available for withdrawal upon short notice, generally within seven days.

Ratios

The following table sets forth selected financial ratios:

	Year Ended		
	December 2009	November 2008	November 2007
Net earnings to average assets	1.5%	0.2%	1.2%
Return on common shareholders' equity[1]	22.5	4.9	32.7
Return on total shareholders' equity[2]	20.4	4.9	30.6
Total average equity to average assets	7.2	4.1	3.8

(1) Based on net earnings applicable to common shareholders divided by average monthly common shareholders' equity.

(2) Based on net earnings divided by average monthly total shareholders' equity.

Short-term and Other Borrowed Funds[1]

The following table sets forth a summary of the firm's securities loaned and securities sold under agreements to repurchase and short-term borrowings as of or for the years ended December 2009, November 2008 and November 2007 as indicated below:

	Securities Loaned and Securities Sold Under Agreements to Repurchase			Commercial Paper			Other Funds Borrowed[2][3]		
($ in millions)	December 2009	November 2008	November 2007	December 2009	November 2008	November 2007	December 2009	November 2008	November 2007
Amounts outstanding at year-end	$143,567	$ 79,943	$187,802	$1,660	$ 1,125	$4,343	$48,787	$ 72,758	$ 99,624
Average outstanding during the year	156,794	194,935	214,511	1,002	4,097	5,605	58,129	99,351	89,924
Maximum month-end outstanding	169,083	256,596	270,991	3,060	12,718	8,846	77,712	109,927	105,845
Weighted average interest rate									
During the year	0.84%	3.80%	5.88%	0.50%	3.54%	4.80%	1.06%	1.73%	3.48%
At year-end	0.26	3.27	5.15	0.37	2.79	4.81	0.76	2.06	3.11

(1) Includes borrowings maturing within one year of the financial statement date and borrowings that are redeemable at the option of the holder within one year of the financial statement date.

(2) Includes short-term secured financings of $12.93 billion as of December 2009, $21.23 billion as of November 2008 and $32.41 billion as of November 2007.

(3) As of December 2009, November 2008 and November 2007, weighted average interest rates include the effects of hedging.

Cross-border Outstandings

Cross-border outstandings are based upon the Federal Financial Institutions Examination Council's (FFIEC) regulatory guidelines for reporting cross-border risk. Claims include cash, receivables, securities purchased under agreements to resell, securities borrowed and cash trading instruments, but exclude derivative instruments and commitments. Securities purchased under agreements to resell and securities borrowed are presented based on the domicile of the counterparty, without reduction for related securities collateral held.

The following tables set forth cross-border outstandings for each country in which cross-border outstandings exceed 0.75% of consolidated assets as of December 2009 and November 2008 in accordance with the FFIEC guidelines:

	As of December 2009			
(in millions)	Banks	Governments	Other	Total
Country				
United Kingdom	$ 3,276	$4,843	$52,342	$60,461
Japan	18,251	107	6,624	24,982
France	8,844	4,648	5,863	19,355
Germany	8,610	6,050	3,594	18,254
China	9,105	108	4,196	13,409
Ireland	5,633	20	1,815	7,468

	As of November 2008			
(in millions)	Banks	Governments	Other	Total
Country				
United Kingdom	$5,104	$4,600	$51,898	$61,602
Cayman Islands	50	–	14,461	14,511
Germany	3,973	2,518	7,653	14,144
France	2,264	1,320	9,632	13,216
Japan	4,003	100	3,770	7,873

Board Members, Officers and Directors

BOARD OF DIRECTORS

Lloyd C. Blankfein
Chairman and Chief Executive Officer

Gary D. Cohn
President and Chief Operating Officer

John H. Bryan
Retired Chairman and Chief Executive Officer of Sara Lee Corporation

Claes Dahlbäck
Senior Advisor to Investor AB and Foundation Asset Management

Stephen Friedman
Chairman of Stone Point Capital

William W. George
Professor at Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.

Rajat K. Gupta
Senior Partner Emeritus of McKinsey & Company

James A. Johnson
Vice Chairman of Perseus, L.L.C.

Lois D. Juliber
Former Vice Chairman and Chief Operating Officer of Colgate-Palmolive Company

Lakshmi N. Mittal
Chairman and Chief Executive Officer of ArcelorMittal

James J. Schiro
Former Chief Executive Officer of Zurich Financial Services

Ruth J. Simmons
President of Brown University

John F.W. Rogers
Secretary to the Board

MANAGEMENT COMMITTEE

Lloyd C. Blankfein
Chairman and Chief Executive Officer

Gary D. Cohn
President and Chief Operating Officer

John S. Weinberg
J. Michael Evans
Michael S. Sherwood
Vice Chairmen

Christopher A. Cole
Edith W. Cooper
Gordon E. Dyal
Isabelle Ealet
Edward K. Eisler
Edward C. Forst
Richard A. Friedman
Richard J. Gnodde
David B. Heller
Kevin W. Kennedy
Gwen R. Libstag
Masanori Mochida
Donald R. Mullen
Timothy J. O'Neill
John F.W. Rogers
Richard M. Ruzika
Pablo J. Salame
Harvey M. Schwartz
David M. Solomon
Steven H. Strongin
David A. Viniar
Yoel Zaoui

Gregory K. Palm
Esta E. Stecher
General Counsels

Alan M. Cohen
Head of Global Compliance

MANAGING DIRECTORS

Lloyd C. Blankfein
Howard A. Silverstein
Kevin W. Kennedy
Frank L. Coulson, Jr.
Richard A. Friedman
Joseph H. Gleberman
Timothy J. O'Neill
Masanori Mochida
Gregory K. Palm
Gene T. Sykes
David A. Viniar
John S. Weinberg
Sharmin Mossavar-Rahmani
Armen A. Avanessians*
Gary D. Cohn*
Christopher A. Cole
Henry Cornell
J. Michael Evans
Michael S. Sherwood
Esta E. Stecher
Tracy R. Wolstencroft
Terence J. O'Neill
Milton R. Berlinski
Thomas C. Brasco
Peter D. Brundage
Andrew A. Chisholm
Abby Joseph Cohen
E. Gerald Corrigan
Philip M. Darivoff
Glenn P. Earle
Charles P. Eve
Edward C. Forst
Christopher G. French
C. Douglas Fuge
Richard J. Gnodde
Jeffrey B. Goldenberg
David B. Heller
Timothy J. Ingrassia
Bruce M. Larson
Gwen R. Libstag
Victor M. Lopez-Balboa
Sanjeev K. Mehra
Richard M. Ruzika
Muneer A. Satter
Howard B. Schiller
John P. Shaughnessy
Theodore T. Sotir
Susan A. Willetts
W. Thomas York, Jr.
Philippe J. Altuzarra
Jonathan A. Beinner
Andrew S. Berman
Steven M. Bunson
Laura C. Conigliaro
John W. Curtis
Matthew S. Darnall
Alexander C. Dibelius*
Karlo J. Duvnjak
Isabelle Ealet
Elizabeth C. Fascitelli
Oliver L. Frankel
H. John Gilbertson, Jr.
Celeste A. Guth
Gregory T. Hoogkamp
William L. Jacob, III
Andrew J. Kaiser
Robert C. King, Jr.
Francisco Lopez-Balboa
Antigone Loudiadis
John A. Mahoney
Charles G.R. Manby
Stephen J. McGuinness
J. William McMahon
Donald J. Mulvihill
Stephen R. Pierce
John J. Rafter
Charlotte P. Ransom
John F.W. Rogers*
Michael M. Smith
Michael A. Troy
Kaysie P. Uniacke
Haruko Watanuki
Paolo Zannoni
Yoel Zaoui
Peter C. Aberg
Frances R. Bermanzohn*
Robert A. Berry
Craig W. Broderick
Richard M. Campbell-Breeden
Anthony H. Carpet
Michael J. Carr
Kent A. Clark
Edith W. Cooper*
John S. Daly
Simon P. Dingemans
Gordon E. Dyal
Michael P. Esposito
Steven M. Feldman
Matthew T. Fremont-Smith
Andrew M. Gordon
David J. Greenwald*
Roger C. Harper
Maykin Ho
Timothy E. Hodgson
James A. Hudis
David J. Kostin
Paulo C. Leme
Hughes B. Lepic
Kathy M. Matsui
Geraldine F. McManus
Jeffrey M. Moslow
Michael J. Poulter
Dioscoro-Roy I. Ramos
Paul M. Russo
Gary B. Schermerhorn
Steven M. Scopellite*

**Partnership Committee Member*

Board Members, Officers and Directors

Ravi Sinha*
Edward M. Siskind
Sarah E. Smith*
Steven H. Strongin
Patrick Sullivan
Daisuke Toki
John J. Vaske
Hsueh Ming Wang
Tetsufumi Yamakawa
R. Douglas Henderson
Eileen Rominger*
David M. Solomon
Karen R. Cook
Gregory A. Agran
Raanan A. Agus
Dean C. Backer
Stuart N. Bernstein
Alison L. Bott
Mary D. Byron
Thomas G. Connolly*
Michael G. De Lathauwer
James Del Favero
Martin R. Devenish
Michele I. Docharty
Thomas M. Dowling
Brian J. Duffy
Edward K. Eisler
James A. Fitzpatrick
Lorenzo Grabau
Keith L. Hayes
Bruce A. Heyman
Daniel E. Holland, III
Michael R. Housden
Paul J. Huchro
Edith A. Hunt*
Toni-Dara Infante
Andrew J. Jonas
Timothy M. Kingston
John J. Lauto
Matthew Lavicka
David N. Lawrence
Ronald S. Levin
Robert S. Mancini
Richard P. McNeil
Michael R. Miele
Suok J. Noh
David B. Philip
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Ivan Ross
Katsunori Sago
Pablo J. Salame
Jeffrey W. Schroeder
Harvey M. Schwartz
Trevor A. Smith
Shahriar Tadjbakhsh
Donald J. Truesdale

John S. Willian
Andrew F. Wilson
Paul M. Young
Jack Levy
Mark F. Dehnert
Michael H. Siegel
Matthew C. Westerman*
Jason H. Ekaireb
Seaborn S. Eastland
William C. Montgomery
Stephen P. Hickey
Yusuf A. Alireza*
John A. Ashdown
Christopher M. Barter
Elizabeth E. Beshel
Alan J. Brazil
W. Reed Chisholm II
Jane P. Chwick
Nicholas P. Crapp
Michael D. Daffey*
Jean A. De Pourtales
Joseph P. DiSabato
James H. Donovan
Donald J. Duet
Michael L. Dweck
Earl S. Enzer
Christopher H. Eoyang
Norman Feit
Robert K. Frumkes
Richard A. Genna
Robert R. Gheewalla
Gary T. Giglio
Michael J. Graziano
Peter Gross
Douglas C. Heidt
Peter C. Herbert
Kenneth W. Hitchner
Philip Holzer
Fred Zuliu Hu
Walter A. Jackson
Peter T. Johnston
Roy R. Joseph
James C. Katzman
Gioia M. Kennett
Shigeki Kiritani*
Gregory D. Lee
Todd W. Leland
Anthony W. Ling
Bonnie S. Litt
Joseph Longo
Mark G. Machin
John V. Mallory
Blake W. Mather
John J. McCabe
James A. McNamara
Robert A. McTamaney
Leslie S. Nelson
Fergal J. O'Driscoll

L. Peter O'Hagan
Nigel M. O'Sullivan
James R. Paradise
Philip A. Raper
Michael J. Richman
Michael S. Rotter
Thomas M. Schwartz
Lisa M. Shalett
David G. Shell
Ralph J. Silva
David T. Simons
Johannes R. Sulzberger
Caroline H. Taylor
Peter K. Tomozawa
Eiji Ueda
Lucas van Praag
Ashok Varadhan*
Casper W. Von Koskull
Martin M. Werner
C. Howard Wietschner
Kurt D. Winkelmann
Wassim G. Younan*
Brian Duggan
Donald W. Himpele
Harry Silver
Donald R. Mullen
Alison J. Mass
Ben I. Adler
Philip S. Armstrong
William J. Bannon
Scott B. Barringer
Steven M. Barry
Jordan M. Bender
Paul D. Bernard
Joseph M. Busuttil
Jin Yong Cai*
Valentino D. Carlotti
James B. Clark
Linda S. Daines
Stephen Davies
Diego De Giorgi
Daniel L. Dees
Kenneth M. Eberts, III
Luca D. Ferrari
David A. Fishman
Orit P. Freedman
Enrico S. Gaglioti
Gregg A. Gonsalves
Stefan Green
David J. Grounsell
Mary L. Harmon
Valerie J. Harrison
Rumiko Hasegawa
Edward A. Hazel
Margaret J. Holen
Sean C. Hoover
Kenneth L. Josselyn
Toshinobu Kasai

Eric S. Lane*
Gregg R. Lemkau
Ryan D. Limaye
Jill E. Lohrfink
Christopher J. Magarro
Allan S. Marson
Robert A. Mass
George N. Mattson
Gerald C. McNamara, Jr.
Bernard A. Mensah
Julian R. Metherell
J. Ronald Morgan, III
Rie Murayama
Jeffrey P. Nedelman
Gavin G. O'Connor
Todd G. Owens
Fumiko Ozawa
Helen Paleno
Archie W. Parnell
Anthony J. Principato
Alan M. Rapfogel
Sara E. Recktenwald
Jeffrey A. Resnick
Thomas S. Riggs, III
David C. Ryan
David M. Ryan
Susan J. Scher
Stephen M. Scherr*
Abraham Shua
John E. Smollen
Raymond B. Strong, III
Nicolas F. Tiffou
David H. Voon
John E. Waldron
Robert P. Wall
Michael W. Warren
David D. Wildermuth
Kevin L. Willens
Jon A. Woodruff
Edward R. Wilkinson
Timothy H. Moe
Matthew H. Cyzer
Phillip S. Hylander
Hilary E. Ackermann
Jeffrey D. Adams
Charles Baillie
Bernardo Bailo
Stacy Bash-Polley*
Susan M. Benz
Johannes M. Boomaars
J. Theodore Borter
Timothy J. Bridges
Nicholas F. Burgin
Gerald J. Cardinale
Lik Shuen David Chan
Colin Coleman
Kenneth W. Coquillette
Michael J. Crinieri

**Partnership Committee Member*

Board Members, Officers and Directors

Craig W. Crossman
Jeffrey R. Currie
Stephen D. Daniel
Bradley S. DeFoor
Alvaro del Castano
Robert K. Ehudin
Kathy G. Elsesser*
Peter C. Enns
Katherine B. Enquist
James P. Esposito
Douglas L. Feagin
Gail S. Fierstein
Pierre-Henri Flamand
Timothy T. Furey
Gonzalo R. Garcia
Justin G. Gmelich
Eldridge F. Gray
Michael J. Grimaldi
Benoit Herault
Axel Hoerger
Simon N. Holden
Shin Horie
Adrian M. Jones
Alan S. Kava
Andreas Koernlein
J. Christopher A. Kojima
Kazuaki Kojima
Takahiro Komatsu
Simon M. Lamb
Rudolf N. Lang
Brian J. Lee
George C. Lee, II
Tim Leissner
Allan S. Levine
Brian T. Levine
Lisette M. Lieberman-Levy
Paula B. Madoff
Puneet Malhi
Bruce H. Mendelsohn
Michael J. Millette
Milton R. Millman
Simon P. Morris
Thomas C. Morrow
Marc O. Nachmann
Erik F. Nielsen
James B. Otness
Steven M. Pinkos
Andrew F. Pyne
Jean Raby
Richard J. Revell
Kirk L. Rimer
Marc A. Rothenberg
Matthew L. Schroeder
Daniel M. Shefter
Guy C. Slimmon
Joseph F. Squeri
Christoph W. Stanger
Richard J. Stingi
Robin A. Vince
Andrea A. Vittorelli
Theodore T. Wang
Elisha Wiesel
Neil J. Wright
Denise A. Wyllie
Marina L. Roesler
Sheila H. Patel
Thomas V. Conigliaro
Olusegun O. Aganga
Mark E. Agne
Gareth W. Bater
Oliver R. Bolitho
Sally A. Boyle
Lester R. Brafman
Cynthia A. Brower
Philippe L. Camu
John W. Cembrook
Robert J. Ceremsak
James R. Cielinski
William J. Conley, Jr.
Colin J. Corgan
Thomas W. Cornacchia
Frederick C. Darling
David H. Dase
François-Xavier de Mallmann*
L. Brooks Entwistle
Elisabeth Fontenelli
Elizabeth J. Ford
Colleen A. Foster
Linda M. Fox
Kieu L. Frisby
Timur F. Galen
Rachel C. Golder
Kevin J. Guidotti
Elizabeth M. Hammack
Kenneth L. Hirsch
Robert Howard
Kevin M. Jordan
James P. Kenney
Steven E. Kent
Yasuro K. Koizumi
Robert A. Koort
Brian J. Lahey
Hugh J. Lawson
Ronald Lee
Deborah R. Leone
Thomas R. Lynch
Peter J. Lyon
Alexander M. Marshall
James P. McCarthy
Dermot W. McDonogh
Scott E. Molin
Arjun N. Murti
Craig J. Nossel
Peter C. Oppenheimer
Carol V. Pledger
Gilberto Pozzi
Krishna S. Rao
Louisa G. Ritter
Lisa A. Rotenberg
Pamela S. Ryan
Josephine Scesney
Clare R. Scherrer
Vivian C. Schneck-Last
John A. Sebastian
Peter A. Seccia
Peter D. Selman
Heather K. Shemilt
Gavin Simms
Alec P. Stais
Laurence Stein
Patrick M. Street
Morgan C. Sze
Thomas D. Teles
Frederick Towfigh
Greg A. Tusar
Philip J. Venables
Alejandro Vollbrechthausen
Eileen M. Dillon
Deborah B. Wilkens
Samuel J. Wisnia
Shinichi Yokote
Peter J. Zangari
Alan M. Cohen
Michiel P. Lap
Peter E. Scialla
Helena Koo
Dhruv Narain
Reinhard B. Koester
Stefan R. Bollinger
Linnea K. Conrad
Gregory B. Carey
Paul R. Aaron
Andrew W. Alford
Fareed T. Ali
William D. Anderson, Jr.
Rachel Ascher
Dolores S. Bamford
Benjamin C. Barber
Slim C. Bentami
Leslie A. Biddle
Susan G. Bowers
Christoph M. Brand
Michael J. Brandmeyer
Andrew I. Braun
Anne F. Brennan
Patrick T. Briody
Adam J. Brooks
Jason M. Brown
Nancy D. Browne
Elizabeth M. Burban
Anthony Cammarata, Jr.
David C. Carlebach
Donald J. Casturo
James R. Charnley
Martin Cher
Matthew J. Clark
Jeffrey F. Daly
Debora J. Daskivich
Michael C. Dawley
Ahmad B. Deek
Karl M. Devine
Aidan P. Dunn
William J. Elliott
Mark Evans
William J. Fallon
Matthew J. Fassler
Nigel K. Faulkner
Jose M. Fernandez
Wolfgang Fink
Silverio Foresi
Dino Fusco
James R. Garman
Kevin S. Gasvoda
Sarah J. Gray
Jason R. Haas
Edward G. Hadden
Thomas E. Halverson
Eric I. Hamou
Jan Hatzius
Jens D. Hofmann
Laura A. Holleman
Dane E. Holmes
Robyn A. Huffman
Alastair J. Hunt
Leonid Ioffe
Steffen J. Kastner
Christopher M. Keogh
Peter Kimpel
Scott G. Kolar
Annette L. Krassner
Gregory Kuppenheimer
Linda A. LaGorga
Harvey Chi Chung Lee
Eugene H. Leouzon
Wayne M. Leslie
John S. Lindfors
Iain Lindsay
Michael C. Liou
Hugo P. MacNeill
Arline Mann
Kevin T. McGuire
Thomas J. McLaughlin
Avinash Mehrotra
Jonathan M. Meltzer
Christopher Milner
Christina P. Minnis
Kenichi Nagasu
Kiele E. Neas
Ted K. Neely, II
Michael L. November
Toru Okabe
Konstantinos N. Pantazopoulos

Partnership Committee Member

Board Members, Officers and Directors

Robert D. Patch
Bruce B. Petersen
Cameron P. Poetzscher
Kenneth A. Pontarelli
Vijay C. Popat
Lora J. Robertson
Lorin P. Radtke
Deepak K. Rao
Buckley T. Ratchford
Luigi G. Rizzo
J. Timothy Romer
John R. Sawtell
Alexander Schrantz
Paul D. Scialla
Lewis M. Segal
Harvey S. Shapiro
Keith A. Shultis
Suhail A. Sikhtian
Norborne G. Smith, III
Ying Ying Glenda So
David Z. Solomon
Robert C. Spofford
Joseph J. Struzziery, III
Randolph A. Stuzin
Damian E. Sutcliffe
Robert J. Sweeney
Yozo Tachibana
Pawan Tewari
Terrence P. Travis
Damian J. Valentino
Paul Walker
Dominic A. Wilson
Steve Windsor
Martin Wiwen-Nilsson
Yoshihiko Yano
Pei Pei Yu
Xing Zhang
Hector E. Negroni
R. Martin Chavez
Atosa Moini
Edward Madara, III
Stephen J. O'Flaherty
Court E. Golumbic
Alasdair J. Warren
Yoshiyuki Hoshino
Ian Gilday
Dorothee Blessing
Amar Kuchinad
Marshall Smith
Robert K. Jacobsen
Charles F. Adams
Richard A. Kimball, Jr.
Min Hee Kim
Nancy Gloor
Guy M. du Parc Braham
Thomas J. Stein
Farid Pasha
Nick S. Advani

Sang Gyun Ahn
Analisa M. Allen
Mark A. Allen
Ichiro Amano
Andrea Anselmetti
Lori H. Arndt
Jeffrey D. Barnett
Tracey E. Benford
Gaurav Bhandari
Marc O. Boheim
Vivek Bohra
Ralane F. Bonn
Patricia L. Bowden
John E. Bowman, III
Oonagh T. Bradley
Samuel S. Britton
Russell A. Broome
Torrey J. Browder
Derek T. Brown
Samantha R. Brown
Steve M. Bunkin
Mark J. Buono
Charles E. Burrows
Shawn P. Byron
Jason G. Cahilly
Marguarite A. Carmody
Stuart A. Cash
Christopher L. Castello
Nien Tze Elizabeth Chen
Chul Chung
Denis P. Coleman, III*
Kevin P. Connors
Richard N. Cormack
James V. Covello
Christian P. de Haaij
Mark E. DeNatale
Olaf Diaz-Pintado
Albert F. Dombrowski
Katinka I. Domotorffy
Keith Douglas
Daniel A. Dreyfus
David P. Eisman
Carl Faker
Stephan J. Feldgoise
Patrick J. Fels
Benjamin W. Ferguson
Samuel W. Finkelstein
Peter E. Finn
Sean J. Gallagher
Ivan C. Gallegos Rivas
Francesco U. Garzarelli
Michelle Gill
Alicia K. Glen
Francisco X. Gonzalez
Jason A. Gottlieb
Maria M. Grant
John D. Haase
Mark K. Hancock

Martin Hintze
Todd Hohman
James P. Houghton
Bradley Hunt
Christopher E. Hussey
Etsuko Kanayama
Hiroyuki Kaneda
Maria Karahalis
Dimitrios Kavvathas
C. Annette Kelton
Scott E. Kilgallen
John J. Kim
Hideki Kinuhata
Michael E. Koester
John N. Kolz
Christopher P. Lalli
Roy I. Lapidus
Geoffrey C. Lee
Laurent Lellouche
Jesse H. Lentchner
John R. Levene
Bradford S. Levy
Terence M. Lim
Hao-Cheng Liu
Lindsay P. LoBue
Joseph W. Macaione
David M. Marcinek
Marvin Markus
Roger C. Matthews, Jr.
Thomas F. Matthias
F. Scott McDermott
John J. McGuire, Jr.
Sean T. McHugh
Carolina Minio-Paluello
James G. Mitchell
David R. Mittelbusher
Bryan P. Mix
Junko Mori
Takashi Murata
Massoud Mussavian
Amol S. Naik
Basant Nanda
Michael T. Nartey
Chiang-Ling Ng
Junya Nishiwaki
Masatomo Odagawa
Tosa Ogbomo
Mitsunari Okamoto
Husnu H. Okvuran
Jennifer A. Padovani
Fred B. Parish, Jr.
Martin A. Pennay
Nicholas W. Phillips
Louis Piliego
Michelle H. Pinggera
M. Louise Pitt
James F. Radecki
Richard N. Ramsden

Carl J. Reed
Andrew D. Richard
Scott A. Romanoff
Michael J. Rost
David T. Rusoff
Ankur A. Sahu
Guy E. Saidenberg
Julian Salisbury
Brian J. Saluzzo
David A. Schwimmer
David D. Seeberan
Rebecca M. Shaghalian
Magid N. Shenouda
Hiroyuki Shimizu
Michael L. Simpson
Barry Sklar
Jeremy S. Sloan
Mark R. Sorrell
John D. Storey
Jonathan W. Summers
Ram K. Sundaram
Tatsuya Suzuki
Michael J. Swenson
Joseph D. Swift
Jasper Tans
Cory W. Thackeray
Klaus B. Toft
Jeffrey M. Tomasi
David G. Torrible
John H. Tribolati
Suzette M. Unger
Leo J. Van Der Linden
Lai Kun Judy Vas Chau
Simone Verri
Toby C. Watson
Teresa M. Wilkinson
Oliver C. Will
Joel M. Wine
Andrew E. Wolff
Jennifer O. Youde
Thomas G. Young
Han Song Zhu
Hidehiro Imatsu
Pekka I. Soininen
Steven A. Mayer
Kenneth N. Murphy
Mitsuo Kojima
Michael T. Smith
Thomas G. Fruge
Kenichiro Yoshida
Clifford D. Schlesinger
Krishnamurthy Sudarshan
Maziar Minovi
Steven Ricciardi
Tuan Lam
Saad Ashraf
Todd E. Eagle
Jess T. Fardella

**Partnership Committee Member*

Board Members, Officers and Directors

Robin Rousseau
Kristin F. Gannon
Charles W. Lockyer
Adam S. Clayton
Stefan Dorfmeister
Jonathan M. Penkin
Mark R. Etherington
Laurent Bouaziz
Craig W. Packer
David A. George
Michael Rimland
Keith Ackerman
Carlos Pertejo
Dojin Kim
Massimo Della Ragione
Chang-Po Yang
Fadi Abuali
Kevin L. Adams
Elif A. Aktug
Christian S. Alexander
David Z. Alter
Vincent L. Amatulli
Rajesh Amin
Koral Anderson
Kulbir S. Arora
Ramaz A. Ashurov
Andrew J. Bagley
Susan E. Balogh
Jennifer A. Barbetta
Ali K. Bastani
Gerard M. Beatty
Henry Becker, Jr.
Roger S. Begelman
Oliver B. Benkert
Avanish R. Bhavsar
Christopher E. Blume
Shane M. Bolton
Peter V. Bonanno
William C. Bousquette, Jr.
Patrick T. Boyle
Stephen Branton-Speak
Emmanuel Bresson
Benjamin R. Broadbent
Janet A. Broeckel
Richard J. Butland
Joseph A. Camarda
Roy E. Campbell, II
John H. Chartres
Martin E. Chavez
Alex S. Chi
Steven N. Cho
Gary W. Chropuvka
Jesse H. Cole
Brian M. Coleman
Cyril Cottu
Vijay B. Culas
Kyle R. Czepiel
Manda J. D'Agata
John F. Daly
Rajeev R. Das
Michael J. Daum
Nicola A. Davies
Craig M. Delizia
Stacey Ann DeMatteis
Michael Dinias
Iain N. Drayton
Christina Drews
Vance M. Duigan
Steven T. Elia
Harry Eliades
Suzanne Escousse
Steven A. Ferjentsik
Carlos Fernandez-Aller
Gregory C. Ferrero
Sarah J. Friar
David A. Friedland
John H. Godfrey
Juan D. Gomez-Villalba
Maria V. Gordon
Roberta M. Goss
Paul Graves
Philip W. Grovit
Jonathan J. Hall
Dylan S. Halterlein
Magnus C. Hardeberg
Norman A. Hardie
Kandace K. Heck
Ali G. Hedayat
Ryan H. Holsheimer
Harold P. Hope, III
Gregory P. Hopper
Ericka T. Horan
Joanne Howard
Stephanie Hui
Paul Humphreys
Irfan S. Hussain
Kota Igarashi
Tsuyoshi Inoue
Makoto Ito
Kathleen Jack
Matthew A. Jaume
Tanweer Kabir
Christian Kames
Afwa D. Kandawire
Nicola S. Kane
Henry Wen-Herng King
Herman R. Klein Wassink
Edward C. Knight
Akiko Koda
Ravi G. Krishnan
Jorg H. Kukies
Shiv Kumar
Edwin Wing-Tang Kwok
David W. Lang
Nyron Z. Latif
Matthew D. Leavitt
David A. Lehman
Leland Lim
David B. Ludwig
John H. Ma
Aedan M. MacGreevy
Raghav Maliah
Matthew F. Mallgrave
Karim H. Manji
Scott D. Marchakitus
Fabio N. Mariani
Ramnek S. Matharu
Shogo Matsuzawa
Thomas C. Mazarakis
Patrick S. McClymont
John E. McGarry
Shane McKenna
Penny A. McSpadden
Celine-Marie G. Mechain
Simon H. Moseley
Jeff Mullen
Edward T. Naylor
Graham H. Officer
Maire M. O'Neill
Lisa Opoku
Gerald B. Ouderkirk, III
Martin C. Pankau
Charles L. Park
Jae Hyuk Park
Francesco Pascuzzi
Zara Pratley
Curtis S. Probst
Lisa Rabbe
Jeffrey Rabinowitz
Lawrence J. Restieri, Jr.
Lloyd S. Reynolds
Samuel D. Robinson
Philippa A. Rogers
Michael E. Ronen
Adam C. Rosenberg
Wendy E. Sacks
Ricardo Salaman
Thierry Sancier
David J. Santina
Kara Saxon
Ian M. Schmidek
Steven M. Schwartz
Stephen B. Scobie
Devesh P. Shah
Judith L. Shandling
Adrianne W. Shapira
Graham P. Shaw
Steven R. Sher
Justin W. Slatky
Radford Small
Ian G. Smith
Ramsey D. Smith
Kevin M. Sterling
Robert M. Suss
J. Richard Suth
Yusuke Takahashi
Daiki Takayama
Tin Hsien Tan
Megan M. Taylor
Richard J. Taylor
Maria Teresa Tejada
Timothy H. Thornton
Oliver Thym
Ingrid C. Tierens
Nadia Titarchuk
Joseph K. Todd
Mark R. Tolette
Hiroyuki Tomokiyo
Jill L. Toporek
David Townshend
Patrick M. Tribolet
Richard J. Tufft
Toshihiko Umetani
John P. Underwood
Thomas S. Vandever
Richard C. Vanecek
Massimiliano Veneziani
Kurt J. Von Holzhausen
Nicholas H. von Moltke
Daniel Wainstein
Fred Waldman
Kevin A. Walker
Daniel S. Weiner
Owen O. West
Alan S. Wilmit
David T. Wilson
Edward C. Wilson
Donna A. Winston
Carinne S. Withey
Christopher D. Woolley
Brendan Wootten
John M. Yae
Salvatore T. Lentini
Gregg J. Felton
David N. Frechette
Brendan M. McGovern
Shigemitsu Sugisaki
Takashi Yoshimura
James M. Li
Drake Pike
James W. Wight
Alexander Dubitsky
David K. Cheung
Matthew C. Schwab
Stephen Graham
Khaled Eldabag
Julie A. Harris
William L. Blais
Michael S. Swell
Tamim H. Al-Kawari
John C. Shaffer
William F. Spoor

Board Members, Officers and Directors

Erich Bluhm
David G. McDonald
Ezra Nahum
Dina H. Powell
Anthony Gutman
Steve Sang Yong Park
Peter C. Russell
Celeste J. Tambaro
Michael M. Furth
James P. Kelly
Andrew Wilkinson
Eric M. Kirsch
Gregory P. Lee
Alexis Maged
Wai Cheong Shum
Randall L.J. Yasny
Jason B. Mollin
Robert M. Pulford
Paul A. Craven
Maximillian C. Justicz
Adriano C. Piccinin
Patrick Tassin de Nonneville
David M. Inggs
James M. Karp
Chetan Bhandari
Edward B. Droesch
Timothy J. Talkington
Daniel J. Bingham
Sergei S. Stankovski
Kyu Sang Cho
Gerald Messier
Steven Tulip
Andrea Vella
Serge Marquie
Karl J. Robijns
Jeff R. Stolz
Timothy Callahan
Markus L. Aakko
Yotaro Agari
Julian C. Allen
Joanne L. Alma
Nicholas Alston
Quentin Andre
Alexandra J. Mondre
Sergei Arsenyev
Aaron M. Arth
George Assaly
Arun J. Assumall
Victoria J. Attwood Scott
Ian T. Bailey
Vivek J. Bantwal
Michael H. Bartsch
Philip G. Beatty
Caroline R. Benton
Philip R. Berlinski
Neeti Bhalla
Brian W. Bolster
Timothy J. Bowler

Sharon A. Bradley
C. Kane Brenan
Michael J. Buchanan
Donna Burns
Stephen P. Byrne, Jr.
Roberto Caccia
Michael A. Cagnassola
Alfredo A. Capote
Jimmy R. Carlberg
Glen T. Casey
Chia-Lin Chang
Christian Channell
Westley D. Chapman
Eva Chau
David Chou
Thalia Chryssikou
Michael J. Civitella
Luke E. Clayton
Kathleen A. Connolly
John G. Creaton
Cecile Crochu
Gavin S. Da Cunha
Lauren Dang
Anne Marie B. Darling
Paul S. Davies
Bruno P. De Kegel
Matthew P. DeFusco
Daniel Deng
Thomas Deng
Jeffrey L. Dodge
Jonathan G. Donne
William P. Douglas
Andrew J. Duke
Mary L. Dupay
Alessandro Dusi
Mark S. Edwards
Babak Eftekhari
Jonathan M. Egol
Akishige Eguchi
Halil Emecen
Andre Eriksson
Thomas D. Ferguson
David P. Ferris
Jonathan H. Fine
David A. Fox
Jay A. Friedman
Timothy Gallagher
Ramani Ganesh
Maria Paola Garbarino
Huntley Garriott
Belinda S. Gaynor
Maksim Gelfer
Gabe E. Gelman
Jean-Christophe Germani
Donald G. Gervais, Jr.
Tamilla F. Ghodsi
Federico J. Gilly
Marc C. Gilly

John L. Glover, III
Melissa Goldman
Edward J. Goldthorpe
Richard C. Govers
Bennett Grau
Bradley J. Gross
Franz A. Hall
Patrick P. Hargreaves
Arni G. Hauksson
Vicky M. Hayes
Michael L. Hensch
Steven P. Herrup
Ning Hong
Pierre Hudry
Jonathan O. Hughes
Yuji Ito
Brian J. Jacoby
Andrius Jankunas
Dominique M. Jooris
Rajiv K. Kamilla
Brian A. Kane
Vijay M. Karnani
Noriko Kawamura
Dirk-Jan J. Keijer
William P. Keirstead
Shuya Kekke
Prashant R. Khemka
Vivien Khoo
Tammy A. Kiely
Jisuk Kim
Lee Guan Kelvin Koh
Masafumi Koike
Tsui-Li Kok
Vanessa L. Koo
Satoshi Kubo
Eddie Siu Wah Law
Edward J. Lawrence
Kim M. Lazaroo
Scott L. Lebovitz
Geoffery Y.A. Lee
David A. Levy
Dirk L. Lievens
Philip G.W. Lindop
David B. Lischer
Stephen I. Lucas
Patrick O. Luthi
Whitney C. Magruder
Suneil Mahindru
Monica M. Mandelli
Richard M. Manley
Joseph S. Mauro
Matthew D. McAskin
Matthew B. McClure
Christina M. McFarland
Carolyn E. McGuire
Joseph J. McNeila
Sandeep Mehta
Jack Mendelson

Xavier C. Menguy
Lance M. Meyerowich
Rodney B. Miller
Jason Moo
Karim Moussalem
Grant R. Moyer
Gersoni A. Munhoz
Michael Nachmani
Kazuya Nagasawa
Kazuma Naito
Rishi Nangalia
Allison F. Nathan
Dario Negri
Emmanuel P. Niogret
Chris Oberoi
Dimitri Offengenden
Jun Ohama
Gregory G. Olafson
Beverly L. O'Toole
Daniel A. Ottensoser
Edward S. Pallesen
Yanis Papagiannis
Dave S. Park
Anthony W. Pasquariello
Jignesh Patel
Nirubhan Pathmanabhan
Richard A. Peacock
Vincent Shen Peng
Antonio R. Pereira
Peter J. Perrone
James R. Peters
James F. Powell
Luis Puchol-Plaza
Sumit Rajpal
Peggy D. Rawitt
Kathleen M. Redgate
Donald C. Reed
Mark G. Retik
James H. Reynolds
Sean D. Rice
Robert E. Ritchie
Scott M. Rofey
Jeroen Rombouts
Brice M. Rosenzweig
Denis R. Roux
John M. Ruth
Douglas L. Sacks
Vikram P. Sahu
Yann Samuelides
Laura D. Sanchez
Sunil Sanghai
Luke A. Sarsfield, III
Andrei M. Saunders
Richard A. Schafrann
Oliver Schiller
Martin A. Schneider
Michael T. Seigne
Konstantin A. Shakhnovich

Board Members, Officers and Directors

Richard Shannon
Daniel A. Sharfman
Song Shen
Jonathan M. Sheridan
James Roger Francis Shipton
Faryar Shirzad
Connie J. Shoemaker
Anna K. Skoglund
Andrew J. Smith
Ronny Soemitro
Bing Song
Jonathan E.H. Sorrell
Bertram N. Spence
James Kin Kong Sun
Steve Sun
Aurora J. Swithenbank
Carl H. Taniguchi
Sulian M. Tay
Mark J. Taylor
Ryan J. Thall
Robert B. Thompson
Terence Ting
Jacquelyn G. Titus
Mark C. Toomey
Kenneth A. Topping
Pamela C. Torres
Ronald Trichon, Jr.
Padideh N. Trojanow
Kenro Tsutsumi
Stellar K. Tucker
Peter van der Goes, Jr.
Damien R. Vanderwilt
Ram S. Venkateswaran
Christoph von Reiche
Elizabeth S. Wahab
Sherif J. Wahba
John M. Wang
Zhixue Josh Wang
Michael L. Warren
Simon R. Watson
Vivien Webb Wong
Peter A. Weidman
Karl D. Wianecki
Gavin A. Wills
Steven D. Winegar
Kenneth Hong Kit Wong
Stephen T.C. Wong
Shunichi Yamada
Kentaro Yamagishi
Raymond L. Yin
Ka Yan Wilfred Yiu
Hisaaki Yokoo
Hsin Yue Yong
Sergei Zhiltsov
George F. Travers
Rafael I. de Fex
Mary Pang
Toshio Okumura
Andre Laport Ribeiro
Giuseppe Bivona
Beatriz Sanchez
Ricardo Mora
Joseph A. Stern
Hans-Alexander Graf von Sponeck
Jeffrey L. Verschleiser
Jeffrey B. Andreski
Graeme C. Jeffery
Albert J. Cass, III
Hidefumi Fukuda
Matthew Malloy
Rondy Jennings
Peeyush Misra
Ellen G. Cooper
Neil C. Kearns
Jeffrey M. Scruggs
Joseph M. Spinelli
Teresa Teague
Atanas Bostandjiev
Antonio F. Esteves
Kevin Shone
Caglayan Cetin
Aya Stark Hamilton
Alan Zagury
Mary Anne Choo
Daniel J. Rothman
Kaven Leung
Angelo Haritsis
Hiroyasu Oshima
Jami Rubin
Ajay Sondhi
Philippe Challande
Marc d'Andlau
Lancelot M. Braunstein
Eric L. Hirschfield
Charles A. Irwin
Robert D. Boroujerdi
Christopher Pilot
Francesco Adiliberti
Arthur Ambrose
Graham N. Ambrose
Steven Angel
Anna Gabriella C. Antici
Jason S. Armstrong
Gregory A. Asikainen
David J. Atkinson
Heather L. Beckman
Karim Bennani
David L. Berdon
Shomick D. Bhattacharya
David C. Bicarregui
Miguel A. Bilbao
Robert J. Biro
Matthias B. Bock
Jason H. Brauth
William Brennan
Justin M. Brickwood
Michael G. Broadbery
Adam B. Broder
Michael R. Brooke
Shoqat Bunglawala
Neil T. Callan
Anthony Campagna
Scott A. Carroll
David Castelblanco
Rishi Chadda
Thomas H. Chan
Michael L. Chandler
Toby J. Chapman
Omar J. Chaudhary
Hyung-Jin Chung
Giacomo Ciampolini
Samara P. Cohen
Stephanie E. Cohen
Richard Cohn
James M. Conti
David Coulson
James O. Coulton
Robert Crane
Nicholas T. Cullen, III
Rajesh R. Darak
Thomas J. Davis
Ann M. Dennison
Michael J. DesMarais
Sheetal Dhanuka
Pamela S. Dickstein
Yuichiro Eda
Robert W. Ehrhart
Eric Elbaz
Edward A. Emerson
Mark A. Emmins
James Fauset
Michael T. Feldman
Thomas J. Fennimore
Andrew B. Fontein
Salvatore Fortunato
Sheara J. Fredman
Michael L. Freeborn
Thomas S. Friedberger
Jacques Gabillon
Christian Gaertner
April E. Galda
Dean M. Galligan
Matthew R. Gibson
Jeffrey M. Gido
Tyler E. Ginn
Nick V. Giovanni
Thomas H. Glanfield
Boon Leng Goh
Alexander S. Golten
Esteban T. Gorondi
Charles J. Graham
Eric S. Greenberg
Wade G. Griggs, III
Charles Gunawan
Ralf Hafner
Jeffrey D. Hamilton
Christine M. Hamner
Kathryn Hanna
Joanne Hannaford
Nicholas M. Harper
Honora M. Harvey
Takashi Hatanaka
Jeffrey R. Haughton
Bernhard Herdes
Jason T. Herman
Charles P. Himmelberg
Timothy R. Hodge
Russell W. Horwitz
Ronald J. Howard
Vivien Huang
Russell E. Hutchinson
Tetsuji Ichimori
Elena Ivanova
Tomohiro Iwata
Vijay Iyengar
Maria S. Jelescu
Steve Jeneste
Thomas F. Jessop
Kara R. Johnston
Denis Joly
Eric S. Jordan
D. Seth Kammerman
Johannes A. Kaps
Lauren Karp
Anil C. Karpal
Edward W. Kelly
Robert W. Keogh
Aasem G. Khalil
Donough Kilmurray
Lorence H. Kim
Tobias Koester
Adam M. Korn
Paul Kornfeld
Ulrich R. Kratz
Florence Kui
Glen M. Kujawski
Dheeraj Kunchala
Michael E. Kurlander
Jeffrey M. Laborde
Cory H. Laing
Meena K. Lakdawala
Richard N. Lamming
Francesca Lanza
Sarah C. Lawlor
Benjamin Leahy
Timothy M. Leahy
Dominic J. Lee
Jason Lee
Lakith R. Leelasena
Edward K. Leh
Philippe H. Lenoble

Board Members, Officers and Directors

Eugeny Levinzon
David H. Loeb
Ning Ma
John G. Madsen
Brian M. Margulies
Michael C. Marsh
David W. May
Adam J. Mazur
Ryan L. McCorvie
Robert A. McEvoy
William T. McIntire
Christopher G. Mckey
Christopher L. Mikosh
Paul J. Miller
Girish Mithran
Yutaka Miura
Joseph Montesano
Jennifer L. Moyer
David J. Mullane
Eric D. Muller
T. Clark Munnell, Jr.
Guy A. Nachtomi
Rohit Narang
Jyothsna G. Natauri
Jeffrey R. Nazzaro
Carey Nemeth
John M. O'Connell
Kristin A. Olson
Ashot A. Ordukhanyan
Kevin W. Pamensky
Nash Panchal
Adam C. Peakes
Ali Peera
Tracey A. Perini
Edward J. Perkin
Jonathan G. Pierce
Dhruv Piplani
Marcelo D. Pizzimbono
Dmitri Potishko
Siddharth P. Prabhu
Philip B. Prince
M. C. Raazi
Marc-Olivier Regulla
Francois J. Rigou
Stuart Riley
Richard R. Robison
Tami B. Rosen
Santiago J. Rubin
Howard H. Russell
Natasha P. Sai
Deeb A. Salem
Christian D. Salomone
Krishnan P. Sankaran
Timothy K. Saunders, Jr.
Peter Scheman
Pedro E. Scherer
Stephanie R. Schueppert
Hugo P. Scott-Gall
Gaurav Seth
Kiran V. Shah
Raj Shah
Roopesh K. Shah
Takehisa Shimada
Tomoya Shimizu
Nameer A. Siddiqui
David A. Sievers
Brigit L. Simler
David I. Simpson
Jason E. Singer
Ajay A. Singh
Todd W. Slattery
Kevin J. Sofield
David R. Spurr
Scott A. Stanford
Michael H. Stanley
Matthew F. Stanton
Haydn P. Stedman
Umesh Subramanian
Kathryn E. Sweeney
Teppei Takanabe
Troy S. Thornton
Ben W. Thorpe
Christine C. Tomas
Matthew E. Tropp
Mark C. Valentine
Charles-Eduard van Rossum
Mark A. Van Wyk
Jonathan R. Vanica
Rajesh Venkataramani
Adrien Vesval
John R. Vitha, II
Katherine M. Walker
Yang Wang
Edward P. Wasserman
Brent D. Watson
Nicole A. Weeldreyer
John A. Weir
Noah Y. Weisberger
Ellis Whipple
Pansy Piao Wong
Yat Wai Wu
Andrew P. Wyke
Junji Yamamoto
Seigo Yamasaki
Xi Ye
Daniel Yealland
Susan Yung
Maoqi Zhang
Xiaoyin Zhang
Helen Zhu
Robert Allard
Paul Ferrarese
Alireza Zaimi
Naosuke Fujita
Matthew T. Kaiser
Kenneth Damstrom
Robert M. Dannenberg
Thomas Wadsworth
Tareq Islam
Michael Paese
Emmanuel P. Crenne
Eric Jayaweera
Alain Marcus
Jonathan Ezrow
Asad Haider
Philip N. Hamilton
Hector Chan
Lou S. Rosenfeld
Charles A. Rosier
Toshiya Saito
Tony M. Briney
Walter H. Haydock
Una M. Neary
Toby Cole
Shantanu Shete
Bob G. Thomas
Koji Wada
Scott Connelly
Keith Tomao
Alan Zhang
Ming Jin
Steve L. Bossi
Robert Drake-Brockman
Bobby Vedral
Bob G. MacDonald
Tav Morgan
George Parsons*
Andy Fisher
Karl R. Hancock
Alan Sharkey
Tianhua Zhu
Gohir Anwar
Cassius Leal
Etienne Comon
Li Hui Suo
James Yount
Dalinc Ariburnu
John D. Melvin
George Moscoso
Tomas K. Ostlund
Shameek Konar
Kasper E. Christoffersen
Tabassum A. Inamdar
Craig E. Reynolds
Selim Basak
Richard M. Andrade
Benny Adler
Osama A. AlAyoub
Bruce A. Albert
Umit Alptuna
Jesper R. Andersen
Matthew T. Arnold
Yusuke Asai
Divyata Ashiya
Taraneh Azad
Jeffrey M. Bacidore
Jeffrey Bahl
Jeremy C. Baker
Vishal Bakshi
Doron N. Barness
Tom Bauwens
David C. Bear
Deborah Beckmann
Gary K. Beggerow
Andrea Berni
Roop Bhullar
Christopher W. Bischoff
Andrew G.P. Bishop
John D. Blondel
Jeffrey J. Blumberg
Jill A. Borst
Peter Bradley
James W. Briggs
Heather L. Brownlie
Richard M. Buckingham
Robert Buff
Maxwell S. Bulk
Paul J. Burgess
Jonathan P. Bury
Kevin G. Byrne
Tracy A. Caliendo
Thomas J. Carella
Winston Cheng
Doris Cheung
Alina Chiew
Getty Chin
Paul Christensen
Andrew Chung
Robert C. Cignarella
Alberto Cirillo
Nigel C. Cobb
Giorgio Cocini
Nicola Colavito
Shaun A. Collins
Martin A. Cosgrove
Patricia A. Coughlin
Jason E. Cox
John R. Cubitt
Patrick C. Cunningham
Canute H. Dalmasse
Stephen J. DeAngelis
Rituraj Deb Nath
Michele della Vigna
Amol Devani
Brian R. Doyle
George Dramitinos
Orla Dunne
Karey D. Dye
Sarel Eldor
Sanja Erceg
Alexander E. Evis
Robert A. Falzon

Partnership Committee Member

Board Members, Officers and Directors

Simon J. Fennell
Danielle Ferreira
John K. Flynn
Una I. Fogarty
Brian Foran
Allan W. Forrest
Mark Freeman
Boris Funke
Udhay Furtado
Jian Mei Gan
Simon F. Gee
Tanvir S. Ghani
Mark E. Giancola
Jeremy Glick
Cyril J. Goddeeris
Robert A. Gold
Brian S. Goldman
Stephen Goldman
Jennifer E. Gordon
Koji Gotoda
Adam C. Graves
David Greely
Benedict L. Green
Benjamin R. Green
Lars A. Gronning
Heramb R. Hajarnavis
Carey Baker Halio
Thomas V. Hansen
Christoph H. Hansmeyer
Alexandre Harfouche
Sandor M. Hau
Michael J. Hayes
Scott P. Hegstrom
Edouard Hervey
David J. Hess
Susanna F. Hill
Timothy S. Hill
Taiichi Hoshino
Nigel E. How
Joseph B. Hudepohl
Jeffrey J. Huffman
Till C. Hufnagel
Hiroyuki Ito
Corey M. Jassem
Ian A. Jensen-Humphreys
Baoshan Jin
Aynesh L. Johnson
Eri Kakuta
Takayuki Kasama
John D. Kast
Michael C. Keats
Kevin G. Kelly
Jane M. Kelsey
Anita K. Kerr
Scott Kerrigan
Michael Kirch
Marie Louise Kirk
Caroline V. Kitidis
Katharina Koenig
Maxim Kolodkin
Matthew E. Korenberg
Tatiana A. Kotchoubey
Anshul Krishan
Dennis M. Lafferty
Raymond Lam
Gregor A. Lanz
John V. Lanza
Solenn Le Floch
Craig A. Lee
Rose S. Lee
José Pedro Leite da Costa
Allison R. Liff
Luca M. Lombardi
Joseph W. Long
Todd D. Lopez
Galia V. Loya
Michaela J. Ludbrook
August Lund
R. Thornton Lurie
Peter R. Lyneham
Gregory P. Lyons
Paget R. MacColl
Lisa S. Mantil
Clifton C. Marriott
Nicholas Marsh
Daniel G. Martin
Elizabeth G. Martin
Nazar I. Massouh
Courtney R. Mather
Jason L. Mathews
Masaaki Matsuzawa
Alexander M. Mayer
John P. McLaughlin
Jean-Pascal Meyre
Claus Mikkelsen
Arthur M. Miller
Tom Milligan
Heather K. Miner
Gregory P. Minson
Shea B. Morenz
Hironobu Moriyama
Edward G. Morse
Teodoro Moscoso
Khalid M. Murgian
Caroline B. Mutter
Robert T. Naccarella
Olga A. Naumovich
Brett J. Nelson
Roger Ng
Victor K. Ng
Matthew D. Nichols
Jonathan J. Novak
Stephen J. Nundy
Jernej Omahen
Daniel S. Oneglia
Andrew J. Orekar
Anna Ostrovsky
Marco Pagliara
Uberto Palomba
Gena Palumbo
Thomas J. Pearce
David Perez
Jonathan E. Perry
Gerald J. Peterson
Julien D. Petit
Charlotte L. Pissaridou
David S. Plutzer
Ian E. Pollington
Karen D. Pontious
Alexander E. Potter
Jonathan A. Prather
Chi Tung Melvyn Pun
Mohan Rajasooria
Alberto Ramos
Marko J. Ratesic
Sunder K. Reddy
Joanna Redgrave
Horacio M. Robredo
Ryan E. Roderick
Steven D. Rosenblum
Anthony J. Russell
Matthew A. Salem
Philip J. Salem
Hana Thalova
Gleb Sandmann
Jason M. Savarese
Joshua S. Schiffrin
Adam Schlesinger
Rick Schonberg
Johan F. Schulten
Matthew W. Seager
Gaik Khin Nancy Seah
Oliver R.C. Sedgwick
Ned D. Segal
Rajat Sethi
Margaret A. Shaughnessy
David Sismey
Bryan Slotkin
Timothy A. Smith
Warren E. Smith
Thomas E. Speight
Russell W. Stern
Joseph Stivaletti
Thomas Stolper
Chandra K. Sunkara
Kengo Taguchi
Boon-Kee Tan
Kristi A. Tange
Jonathan E.A. ten Oever
David S. Thomas
Jonathan S. Thomas
Andrew Tilton
Mana Nabeshima
Frank T. Tota
Gautam Trivedi
Hiroshi Ueki
Umida Umarbekova
Naohide Une
Fernando P. Vallada
Samuel Villegas
Brian C. Vincent
Christian von Schimmelmann
Peadar Ward
Hideharu Watanabe
Scott C. Watson
Martin Weber
Gregory F. Werd
Ronnie A. Wexler
David A. Whitehead
David Whitmore
Petter V. Wiberg
Mark Wienkes
David Williams
Julian Wills
Troy D. Wilson
William Wong
Michael Woo
Marius Wuergler
Nick Yim
Koji Yoshikawa
Albert E. Youssef
Alexei Zabudkin
Filippo Zorzoli
Adam J. Zotkow
Carlos Watson
Brian C. Friedman
Bill McDermott
Ante Razmilovic

Directors, Advisors and Offices

ADVISORY DIRECTORS
Eric S. Dobkin
Jonathan L. Cohen
Alan A. Shuch
Robert E. Higgins
Carlos A. Cordeiro
Timothy G. Freshwater
Paul S. Efron
Patrick J. Ward
Robert J. Pace
Juan A. del Rivero
John J. Powers
Michael S. Wishart
Taneki Ono
Robert C. Jones
Thomas J. Kenny
Robert J. Markwick
Todd A. Williams
Vishal Gupta
John P. Curtin, Jr.
Mitchell J. Lieberman
Massimo Tononi

Peter D. Sutherland KCMG
Chairman of Goldman Sachs International

Akio Asuke
Chairman of Goldman Sachs Japan Co., Ltd.

SENIOR DIRECTORS
John C. Whitehead
H. Frederick Krimendahl II
George E. Doty
Donald R. Gant
James P. Gorter
Robert B. Menschel
Robert E. Mnuchin
Sidney J. Weinberg, Jr.
Thomas B. Walker, Jr.
Richard L. Menschel
Eugene Mercy, Jr.
George M. Ross
Stephen B. Kay
Robert N. Downey
Roy J. Zuckerberg
Robert M. Conway
David M. Silfen
Eugene V. Fife
Peter G. Sachs
Willard J. Overlock, Jr.
Mark O. Winkelman
John R. Farmer
Robert J. Katz
Robin Neustein
Robert Hurst
Peter M. Sacerdote
Robert S. Kaplan
Marc A. Spilker

BOARD OF INTERNATIONAL ADVISORS
Claudio Aguirre
Ambassador Eduardo Aninat
Efthymios Christodoulou
Keki Dadiseth
Charles de Croisset
Guillermo de la Dehesa
Vladimír Dlouhý
Walter W. Driver Jr.
Lord Griffiths of Fforestfach
Professor Victor Halberstadt
Professor Otmar Issing
Klaus Luft
Kazimierz Marcinkiewicz
Mario Monti
Dr. Ludolf v. Wartenberg

Charles Curran, A.C.
Ian Macfarlane, A.C.
International Advisors to Goldman Sachs JBWere

OFFICES
Atlanta
Auckland*
Bangalore
Bangkok
Beijing
Boston
Buenos Aires
Calgary
Chicago
Dallas
Doha
Dubai
Dublin
Frankfurt
Geneva
George Town
Hong Kong
Houston
Jersey City
Johannesburg
London
Los Angeles
Madrid
Melbourne*
Mexico City
Miami
Milan
Moscow
Mumbai
New York
Paris
Philadelphia
Princeton
Salt Lake City
San Francisco
São Paulo
Seattle
Seoul
Shanghai
Singapore
Stockholm
Sydney*
Taipei
Tampa
Tel Aviv
Tokyo
Toronto
Washington, D.C.
Zurich

*Goldman Sachs JBWere

Shareholder Information

EXECUTIVE OFFICES

The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282
1-212-902-1000
www.gs.com

COMMON STOCK

The common stock of The Goldman Sachs Group, Inc. is listed on the New York Stock Exchange and trades under the ticker symbol "GS."

SHAREHOLDER INQUIRIES

Information about the firm, including all quarterly earnings releases and financial filings with the U.S. Securities and Exchange Commission, can be accessed via our Web site at www.gs.com.

Shareholder inquiries can also be directed to Investor Relations via email at gs-investor-relations@gs.com or by calling 1-212-902-0300.

2009 ANNUAL REPORT ON FORM 10-K

Copies of the firm's 2009 Annual Report on Form 10-K as filed with the U.S. Securities and Exchange Commission can be accessed via our Web site at www.gs.com/shareholders/.

Copies can also be obtained by contacting Investor Relations via email at gs-investor-relations@gs.com or by calling 1-212-902-0300.

SEC CERTIFICATIONS

The certifications by the Chief Executive Officer and the Chief Financial Officer of The Goldman Sachs Group, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the firm's 2009 Annual Report on Form 10-K.

NYSE CERTIFICATION

In May 2009, the Chief Executive Officer of The Goldman Sachs Group, Inc. made an unqualified certification to the NYSE with respect to the firm's compliance with the NYSE corporate governance listing standards.

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK

Questions from registered shareholders of The Goldman Sachs Group, Inc. regarding lost or stolen stock certificates, dividends, changes of address and other issues related to registered share ownership should be addressed to:

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
U.S. and Canada: 1-800-419-2595
International: 1-201-680-6541
www.melloninvestor.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, New York 10017


Mixed Sources
Product group from well-managed forests and recycled wood or fiber
www.fsc.org Cert no. SGS-COC-005612
© 1996 Forest Stewardship Council
FSC
50%

The cover, narrative and financial papers utilized in the printing of this Annual Report are certified by the Forest Stewardship Council, which promotes environmentally appropriate, socially beneficial and economically viable management of the world's forest. These papers contain a mix of pulp that is derived from FSC certified well-managed forests; post-consumer recycled paper fibers and other controlled sources. Cenveo ColorGraphics/LA's FSC "Chain of Custody" certification is SGS-COC-005612.

4350-09-102

The Goldman Sachs Business Principles

1 Our clients' interests always come first. Our experience shows that if we serve our clients well, our own success will follow.

2 Our assets are our people, capital and reputation. If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

3 Our goal is to provide superior returns to our shareholders. Profitability is critical to achieving superior returns, building our capital, and attracting and keeping our best people. Significant employee stock ownership aligns the interests of our employees and our shareholders.

4 We take great pride in the professional quality of our work. We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

5 We stress creativity and imagination in everything we do. While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

6 We make an unusual effort to identify and recruit the very best person for every job. Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

7 We offer our people the opportunity to move ahead more rapidly than is possible at most other places. Advancement depends on merit and we have yet to find the limits to the responsibility our best people are able to assume. For us to be successful, our men and women must reflect the diversity of the communities and cultures in which we operate. That means we must attract, retain and motivate people from many backgrounds and perspectives. Being diverse is not optional; it is what we must be.

8 We stress teamwork in everything we do. While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

9 The dedication of our people to the firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

10 We consider our size an asset that we try hard to preserve. We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

11 We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs. We know that the world of finance will not stand still and that complacency can lead to extinction.

12 We regularly receive confidential information as part of our normal client relationships. To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

13 Our business is highly competitive, and we aggressively seek to expand our client relationships. However, we must always be fair competitors and must never denigrate other firms.

14 Integrity and honesty are at the heart of our business. We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.


Goldman
Sachs

www.gs.com